2/19

07024603

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Voestalpine

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 21 2007
THOMSON FINANCIAL

FILE NO. 82- 35027 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/20/07

New Perspectives

Annual Report 2006/07

3-31-07



voestalpine
ONE STEP AHEAD.

www.voestalpine.com

voestalpine Group Key Figures

In millions of euros	2002/03	2003/04	2004/05	2005/06[1]	2006/07
Revenue	4,373.8	4,616.3	5,779.1	6,230.6	7,049.8
Profit from operations before depreciaton (EBITDA)	516.5	557.9	887.7	1,079.0	1,365.0
EBITDA margin	11.8%	12.1%	15.4%	17.3%	19.4%
Profit from operations (EBIT)	210.2	243.7	552.5	724.1	1,012.7
EBIT margin	4.8%	5.3%	9.6%	11.6%	14.4%
Profit before tax (EBT)	109.3	201.9	497.5	674.3	977.2
Profit for the period from continuing operations	72.3	141.2	373.5	519.7	755.7
Profit for the period	70.4	130.5	323.5	525.9	764.9
EPS – Earnings/share (euros)	0.46	0.86	2.36	3.25	4.77
Balance sheet total	4,516.7	4,659.9	5,369.2	6,158.6	6,824.8
Cash flow from operating activities	267.2	576.5	550.6	860.1	970.2
Investments in tangible and intangible assets and interests	622.8	436.1	564.9	566.3	906.1
Depreciation	306.3	314.2	335.2	354.9	352.3
Equity	1,785.9	1,853.2	2,124.7	2,547.3	2,926.3
Net financial debt	830.6	635.1	683.5	376.9	526.2
Net financial debt (in % of equity)	46.5%	34.3%	32.2%	14.8%	18.0%
Return on Capital employed (ROCE)	7.1%	7.8%	15.0%	21.5%	25.9%
Market capitalization period end	904.8	1,458.9	2,355.1	4,565.4	8,366.2
Number of outstanding shares as of March 31[2]	157,361,212	157,717,304	158,167,880	158,164,504	154,073,274
End of period share prize (euros)[2]	5.75	9.25	14.89	28.87	54.30
Dividend/share (euros)[2]	0.30	0.40	0.53	0.78	1.45[3]
Employees excl. apprentices (period end)	22,226	22,755	22,955	22,918	25,326

[1] Business year 2005/06 adjusted by retrospective application of IFRS 5.
[2] Prior periods are adjusted retrospectively due to share split 1:4 in August 2006.
[3] As proposed to the Annual General Shareholders' Meeting.

Revenue

In millions of euros



4,373.8
4,616.3
5,779.1
6,230.6
7,049.8
2002/03
2003/04
2004/05
2005/06
2006/07

EBITDA Earnings before interest, taxes, depreciation and amortization

In millions of euros



516.5
557.9
887.7
1,079.0
1,365.0
2002/03
2003/04
2004/05
2005/06
2006/07

Overview of voestalpine Group

In millions of euros

voestalpine Group

Revenue	7,049.8
EBIT	1,012.7
EBIT margin	14.4%
Employees	25,326

Divisions:	Steel	Railway Systems	Profilform	Automotive
Revenue	3,680.1	2,056.3	969.5	820.4
EBIT	544.1	337.5	145.6	42.5
EBIT margin	14.8%	16.4%	15.0%	5.2%
Employees	9,592	7,523	3,314	4,500

Revenue by Industries

In % of total revenue
Business year 2006/07
* Incl. transportation and storage



26%
Automotive
14%
Civil & mechanical engineering
16%
Building & construction subsuppliers
4%
White goods
11%
Energy industry
14%
Other*
15%
Railways

Revenue by Regions

In % of total revenue
Business year 2006/07



8%
Benelux
16%
Austria
27%
Germany
6%
Rest of world
10%
Italy
21%
Other Europe
5%
United Kingdom
7%
North America

New Perspectives

When a company reaches new dimensions, its perspectives also change. Our success gives us the ability to think outside the box and to look beyond the horizon. This means facing new challenges, recognizing new opportunities and thereby creating new perspectives for our customers, shareholders and employees – so that we will continue to be a decisive step ahead in the future.



Our Values

Professionalism, partnership and responsibility for ourselves and our partners are not just buzzwords. They are the company values that [illegible] every day, that form the basis of our orientation and that [illegible] globally as a company. With these [illegible] shareholders and employees.

Partnership

[illegible]

Responsibility for the Future

[illegible]

Professionalism

[illegible]

Responsibility for Ourselves

[illegible]


For other people this is the horizon. For us a challenge to look beyond it.

Contents

The Company

6 Group structure
8 Locations worldwide
10 Supervisory Board
12 Management Board
14 Letter from the Management Board
16 Chronicle
22 Investor relations
25 Corporate Governance

Management Report

30 Highlights
31 Economic environment
32 Business performance
38 Acquisitions and divestments
41 Investments
43 Employees
46 Environment
49 Research and development
52 Risk management
54 Legal information
55 Outlook

Divisional Reports

62 Steel Division
64 Railway Systems Division
68 Profilform Division
72 Automotive Division

Consolidated Financial Statemens

79 Report of the Supervisory Board
80 Consolidated income statement
81 Consolidated cash flow statement
82 Consolidated balance sheet
84 Statement of changes in equity
86 Notes to the consolidated financial statements
140 Auditor's report
142 Group companies

Service

154 Addresses
160 Glossary, contact, imprint

Preliminary version

Group structure

voestalpine Group is a leading European processing Group with its own steel base and headquarter in Austria. Its four divisions - Steel, Railway Systems, Profilform and Automotive – are globally active with production and sales companies in 40 countries.

voestalpine AG

voestalpine Stahl GmbH

- voestalpine Grobblech GmbH
- voestalpine Giesserei Linz GmbH
- voestalpine Anarbeitung GmbH
- voestalpine Rohstoffbeschaffung GmbH*
- voestalpine Stahl Service Center GmbH
- voestalpine Eurostahl GmbH
- Logistik Service GmbH
- vatron gmbh (66.5%)*

voestalpine Bahnsysteme GmbH & Co KG

- voestalpine Schienen GmbH
- TSTG Schienen Technik GmbH & Co KG
- VAE GmbH
- voestalpine Railpro B.V. (70%)
- voestalpine Tubulars GmbH & Co KG (50%)
- voestalpine Stahl Donawitz GmbH & Co KG
- voestalpine Austria Draht GmbH
- voestalpine Klöckner Bahntechnik GmbH

voestalpine Profilform GmbH

- voestalpine Krems GmbH
- voestalpine Krems Finaltechnik GmbH
- Nedcon Groep N.V.
- Sadef N.V.
- Metsec plc
- Roll Forming Corporation
- voestalpine Präzisionsprofil GmbH
- voestalpine Profilform s.r.o
- ZAO voestalpine Arkada Profil
- Société Profilafroid
- Société Automatique de Profilage (SAP)

voestalpine Automotive GmbH

- voestalpine Polynorm N.V.
- voestalpine Europlatinen GmbH
- voestalpine Rotec GmbH
- voestalpine Vollmer GmbH & Co KG
- Gutbrod Stanz- und Umformtechnik GmbH
- Hügel GmbH & Co KG
- Amstutz Levin & Cie
- Dancke Stanztechnik GmbH & Co KG (70%)

* Including minority interests in other Group companies.

The companies shown in this organizational chart are major equity holdings of the voestalpine Group; groups of companies are represented by their respective main divisional company. For details, see the Appendix (schedule of equity investments) to this Annual Report.



Steel Division

The Steel Division is the European technology and quality leader in the production and processing of flat steel products for the automotive, household appliance and construction industries.



Railway Systems Division

The Railway Systems Division is the world's largest producer of turnout systems and the European market and quality leader for special tracks as well as one of the leading international suppliers of top-quality wire rod products and seamless tubes.



Profilform Division

The Profilform Division is the European market leader in the production of tailored tubes and sections as well as sophisticated storage technology products and logistics solutions.



Automotive Division

The Automotive Division specializes in processing steel as well as combining steel with other materials to form parts and components for automotive bodies and safety technology.

At home in Europe

Europe is the voestalpine Group's most important export market by far. Headquartered in Linz, the Group has access to a dense production and distribution network. The European companies are strategically located in relation to traffic routes and the future growth markets of the newly enlarged Europe.



All cities can be found in our list of addresses from page 154 onwards.

Successful all over the world

With its highly specialized production sites in close proximity to our customers, the voestalpine Group is active in approximately 40 countries worldwide. voestalpine is a market and technology leader in many of these international markets, particularly in the sectors Railway Systems (switch technology) and Profilform (Custom Roll Forming).



All cities can be found in our list of addresses from page 154 onwards.

The Supervisory Board of voestalpine AG

Univ.-Prof. Dr. Rudolf Strasser
Honorary President of the Supervisory Board

Dr. Joachim Lemppenau[1, 2]
Chairman of the Supervisory Board
Initial appointment: July 7, 1999
Former Chairman of the Management Board of
Volksfürsorge Versicherungsgruppe, Hamburg

Mag. Dr. Ludwig Scharinger[1, 2]
First Deputy Chairman of the Supervisory Board
Initial appointment: January 20, 1994
Managing Director of Raiffeisenlandesbank Oberösterreich, Linz

Dr. Franz Gasselsberger, MBA[2]
Member of the Supervisory Board
Initial appointment: July 1, 2004
Managing Director of Oberbank AG, Linz

Dr. Stefan Kralik
Member of the Supervisory Board
Initial appointment: July 7, 1999
Public notary, Vienna

Dr. Josef Krenner[2]
Member of the Supervisory Board
Initial appointment: July 1, 2004
Head of the Finance Department of the Federal State of Upper Austria, Linz

Dr. Michael Kutschera MCJ (NYU)
Member of the Supervisory Board
Initial appointment: July 1, 2004
Partner at BINDER GRÖSSWANG Rechtsanwälte OEG, Vienna

Dr. Franz Lauer
Member of the Supervisory Board
Initial appointment: July 1, 2004
Former Managing Director of Wiener Städtische
Allgemeine Versicherung AG, Vienna

Univ.-Prof. Dr. Ewald Nowotny
Member of the Supervisory Board
Initial appointment: July 5, 2006
Managing Director of BAWAG P.S.K. Bank für Arbeit und Wirtschaft
und Österreichische Postsparkasse Aktiengesellschaft, Vienna

Mag. Dr. Josef Peischer
Member of the Supervisory Board
Initial appointment: July 1, 2004
Director of the Chamber of Workers and Employees for Upper Austria, Linz

Dipl.-Ing. Dr. Michael Schwarzkopf
Member of the Supervisory Board
Initial appointment: July 1, 2004
Chairman of the Management Board of Plansee Holding AG, Reutte

Dipl.-Ing. Rainer Wieltsch
Member of the Supervisory Board until July 5, 2006
Member of the Management Board of Österreichische Industrieholding AG, Vienna

Delegated by the Works Council:

Josef Gritz
Member of the Supervisory Board
Initially delegated: January 1, 2000
Chairman of the Works Council for Wage Earners of
voestalpine Stahl Donawitz GmbH & Co KG, Leoben-Donawitz

Johann Heiligenbrunner
Member of the Supervisory Board
Initially delegated: March 24, 2000
Chairman of the Works Council for Salaried Employees of voestalpine AG, Linz

Josef Kronister[1, 2]
Member of the Supervisory Board
Initially delegated: June 10, 2000
Chairman of the Corporate Works Council of voestalpine Group, Linz

Hans-Karl Schaller
Member of the Supervisory Board
Initially delegated: September 1, 2005
Chairman of the Works Council for Wage Earners of voestalpine Stahl GmbH, Linz

Ing. Fritz Sulzbacher[2]
Member of the Supervisory Board
Initially delegated: December 22, 1993
Chairman of the Works Council for Salaried Employees of
voestalpine Stahl GmbH, Linz
Delegate to the Upper Austrian parliament

[1] Member of the Presidential Committee (both Nomination and Compensation Committee as defined by the Corporate Governance Code) of the Supervisory Board of voestalpine AG
[2] Member of the Audit Committee of the Supervisory Board of voestalpine AG



From left to right: Robert Ottel, Franz Hirschmanner, Wolfgang Eder, Josef Mülner, Wolfgang Spreitzer

The Management Board of voestalpine AG

:: **Dr. Wolfgang Eder**

(Born 1952, joined the company in 1978,
member of the Management Board since 1995)
Chairman of the Management Board (since 2004)

Head of the Steel Division

Assigned areas of responsibility: Group development, Strategic human resources management, Legal matters and M&A, Corporate communications and corporate image, Investor relations, Auditing, Strategic environmental management

:: **Dipl.-Ing. Franz Hirschmanner**

(Born 1953, joined the company in 1978)
Member of the Management Board (since 2003)

Head of the Automotive Division

Assigned area of responsibility: R&D and innovation strategy

:: **Dipl.-Ing. Josef Mülner**

(Born 1947, joined the company in 1974)
Member of the Management Board (since 2003)

Head of the Railway Systems Division

Assigned area of responsibility: Procurement strategy, including raw materials strategy

:: **Mag. Dipl.-Ing. Robert Ottel, MBA**

(Born 1967, joined the company in 1997)
Member of the Management Board (since 2004)

CFO

Assigned areas of responsibility: Balance sheets, Controlling, Group treasury, Taxes, Management information systems, Risk management

: **Mag. Wolfgang Spreitzer**

(Born 1951, joined the company in 1971)
Member of the Management Board (since 2001)

Head of the Profilform Division

Assigned area of responsibility: Information technology

Ladies and Gentlemen:

In every respect, the 2006/07 business year was the most successful year in the history of the voestalpine Group. With revenue reaching more than EUR 7 billion for the first time and the operating result exceeding EUR 1 billion, the Group soared to new heights. Moreover, each of the four divisions managed to set a new individual record for revenue and operating result. During the same period, the share price and market capitalization attained new record highs. Never before had the privatized voestalpine Group employed so many people. Extensive investments and a series of international acquisitions further expanded voestalpine's quality and technology leadership in the Group's highly-specialized product segments.

It presents quite a challenge to add the 2006/07 chapter to our Group's favorable development story, which has now been ongoing for several years, without resorting to the term "historic" yet again. Despite all the joy this success brings, a success for which we have to thank our employees' commitment and the trust of our customers and shareholders, we are well aware of the danger of underestimating the risks of the future while bathing in the exuberance of the present. Therefore, on the occasion of presenting the previous half-yearly report, we already drew your attention to the fact that success should go hand in hand with a certain degree of reflection rather than with boundless optimism, and that success should not be measured in terms of financial data alone. Instead, the criteria for evaluating sustained success, which we also need to gauge ourselves by, should extend far beyond the glory of the moment.

In the interest of securing the future, the voestalpine Group invested a record amount in research and development in the past business year, making the Group one of the most research-intensive companies in Austria. These investments are not meant to secure short-term benefits, but rather form the basis for long-term innovation and thus for the further expansion of our technology leadership in terms of worldwide competition.

Never before in the history of the voestalpine Group have investments of that scale been made as in the past business year. Our investment drive which, during the last couple of years, has not only been pushed at our Austrian sites, creates thousands of jobs and hundreds of apprenticeships for young people and lays the foundations for the further long-term expansion of the Group's successful global presence in conjunction with the Group's extensive international acquisition drive. In this manner, particularly in times of new record results, the prerequisites for a sustainable successful development are created, i.e. also for times in which the economic environment is less favorable.

Our responsibilities to society and our employees as well as those to our customers and shareholders require us to expand our production and processing capacities in such a way that their impact on the environment can be consistently minimized and their energy efficiency continuously optimized. This was reflected in the 2006/07 business year by the investments in the environment, which were once again at a very high level, and by current operating expenses for environment-related equipment which reached new record levels. Incidentally, this development already started off in the voestalpine Group in the mid-1980s.

While it is true that the consistent path to growth embarked upon by our company since its initial public offering in 1995 went hand in hand with intensive capital investment, to an even greater extent, it involved the commitment, expertise and willingness to take risks from the side of our employees, customers and investors. In public presentations, this side of the story does not often get the full coverage it deserves, since these publications mainly focus on profit expectations, price targets or environmental data. Sustained shareholder commitment requires a political and legal framework which is reliable in the long term and secures equal opportunities in global competition at the same time.
In recent months, against the background of an increasingly emotional and not always objective discussion on climate change in Europe, voestalpine has emphatically pointed out this interdependence. In the interest of the Group and its employees and in the interest of our customers and shareholders, we are obliged to demand the planning security which is required for long-term corporate decisions in terms of a fair and reliable regulatory framework.

At its largest site in Linz, the voestalpine Group is faced with fundamental investment decisions, the effects of which will extend at least until the middle of this century. In the interests of Austria and Europe, predictability and calculability are required in order to reach these decisions. In essence, it has everything to do with securing Europe's global competitiveness in the long run and nothing with challenging this competitiveness due to a misguided understanding of our pioneering role in the field of climate protection.

Never has the voestalpine Group considered companies, which use short-term profit maximization as the only benchmark for their actions, as a role model. We do not intend to change that in the future. We have always complied with the rules governing the capital market, assuming a sustained responsibility for the environment and our employees at the same time. Meanwhile, the voestalpine Group has become the benchmark in these sectors – from energy efficiency and CO_2 balance up to and including the employee shareholding scheme and the Group-wide "LIFE" employee program.

At the same time, our company is competing against others to which these standards do not apply or at least not in an unrestricted manner, since their national regulations do not require them to meet these standards. It is obvious that this kind of differential treatment on a global scale and even within Europe will distort competition in a manner that will have economic repercussions in the long term. Therefore, our pioneering role in environmental protection allows us to point out this differential treatment – especially the long-term effects thereof – and also gives us the right to remind the political establishment of their share of responsibilities in this matter.

The voestalpine Group is a true advocate of environmental protection and energy efficiency, not just on the national or European level, but in terms of a comprehensive global approach by way of a worldwide industry-specific benchmark system. This would allow the top of the class, i.e. those companies that have done or are doing their homework more rapidly and thoroughly, to be rewarded. Conversely, the companies for which the environment is a lesser concern could be disciplined accordingly – by the ton produced.
This policy would be more fair and, with regard to the effects on the environment, much more efficient than the current regulations which are based on different national standards and do not even apply to certain significant economic regions. Such a policy would quickly lead to real improvements worldwide, with every company being constantly required to make progress in order to avoid the threat of fines. Time will tell whether Europe is brave enough to blaze new trails. If Europe lacks the requisite courage, it will soon be leaving a large share of its industry to others.

As illustrated in this Annual Report, the solution lies in developing new perspectives, daring to accomplish the unusual, changing one's point of view and rising to new challenges.

Linz, June 2007

The Management Board

Wolfgang Eder

Franz Hirschmanner

Josef Mülner

Robert Ottel

Wolfgang Spreitzer

Chronicle of the 2006/07 business year

04/2006

Expansion of profile activities in Russia

The voestalpine Group expands its profile activities by acquiring a majority interest in ZAO voestalpine Arkada Profil. The company is specialized in manufacturing and distributing light steel sections, particularly for the construction industry and for infrastructure uses.

06/2006

Profilform acquisition in France

The Profilform Division continues its expansion and intensifies its business activities in Western Europe by the acquisition of two profile manufacturers in France: Societe Profilafroid and Societe Automatique de Profilage (SAP), with total revenues of approx. EUR 54 million.

Railway Systems Division starts up operation of the most modern rail rolling mill in the world

The new rail rolling mill in Leoben/Donawitz, which is the most modern in the world, is officially opened. The rail rolling mill represents the current culmination of voestalpine Schienen GmbH's large-scale investment program: over the past 15 years, more than EUR 200 million have been invested in expanding and modernizing rail production in Austria.

Final closure of the forge

After 64 years of operation, the Steel Division shuts down its forge in Linz. The employees are transferred to other Group companies.

07/2006

Record dividend for voestalpine shareholders

The Annual General Shareholders' Meeting of voestalpine AG resolves to issue a record dividend of EUR 3.10 per share (including bonus, prior to share split 1:4); this corresponds to dividend earnings of 4.3%.

Acquisition of wire manufacturer

voestalpine Austria Draht GmbH, a company of the Railway Systems Division, acquires Drahtwerk und Stahlhandel Finsterwalde GmbH. This company is one of the quality leaders in the field of cold extrusion wire.

08/2006

Share split

Pursuant to a resolution of the Annual General Shareholders' Meeting on July 5, 2006, the share split in a ratio of 1:4 will take effect on August 1. The number of voestalpine shares is thus increased from 39,600,000 to 158,400,000 no-par-value shares.

voestalpine starts off year with a record quarter

In the first three months of the 2006/07 business year, both the revenue and the operating result were further increased. The first quarter of 2006/07 is the best to date in the history of the Group.

10/2006

EMAS Award 2006

VAE Eisenbahnsysteme GmbH, a company of the Railway Systems Division, receives the Austrian EMAS Award 2006 in the category of large organizations and is thus nominated for the European EMAS Award.


06/2006


06/2006


07/2006


voestalpine
08/2006


voestalpine
11/2006


2006


12/2006


02/2007


03/2007


03/2007

11/2006

Group's own scrap metal trading company incorporated into joint venture

By incorporating voestalpine Rohstoffhandel GmbH, a company active in the fields of scrap metal recycling and trading, into a newly established joint venture with the German family-owned company Scholz, the voestalpine Group continues to pursue its focus on strategic core business areas and also secured its long-term supply of scrap metal, an important raw material for steel production at the Linz and Donawitz sites.

Best six-months period in Group history

For the fifth time in a row, the voestalpine Group reports improved six-months results. With significant increases in revenues and all result figures relative to the last year, the first six months of the 2006/07 business year represent the best in Group history to date.

12/2006

Automotive activities expanded through large-scale acquisition

The Automotive Division acquires a majority interest in the suppliers Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG (both in Germany) and Amstutz Levin & Cie (France). These companies specialize in forming and assembling structural components for automotive bodies.

Sale of steel trading group

The Steel Division sells 74.9% of voestalpine Stahlhandel GmbH to the Polish company Zlomrex S.A., thus completing its measures to streamline and optimize the portfolio.

02/2007

Nine-months results break records, too

Following the first quarter and the first six-month period of the 2006/07 business year—both representing record periods in the development of voestalpine—the Group is proud to present both its best quarterly report to date and a new record in terms of nine-month results.

Turnout technology: Entering the Chinese market

The Railway Systems Division forms a joint venture in China in order to handle the largest project in the Group's history. Together with a Chinese partner, the VAE Group, the leading global supplier of switches and turnout systems, successively sets up a local production site for high-speed turnouts based on the high-speed turnout technology of its German subsidiary BWG to complete a large-scale order of several Chinese railway companies.

03/2007

Acquisition of another automotive supplier in Germany

The Automotive Division is expanding its commitment in Europe with the acquisition of Dancke Stanztechnik GmbH & Co. KG and Dancke Werkzeugbau GmbH & Co KG in Baden-Württemberg.

"Linz 2010" nearing completion

With the commissioning of the walking beam furnace, the cold-rolling mill 3 and the hot-dip galvanizing plant 4, the EUR 2 billion investment program "Linz 2010" of the Steel Division that was launched in 2002 moves into its final phase.

voestalpine AG makes a public tender offer for the shares of BÖHLER-UDDEHOLM AG.

For other people
these are employees.



Many different occupational profiles,
a worldwide presence and diverse specialist qualifications.
Despite all these differences, the employees
of the voestalpine Group are united beyond borders by
a common goal: the need to succeed.
Integration is not an issue; instead, it represents
a challenge to all those involved. As such, integration
forms the basis for successful cooperation
within the Group and with our customers.


For us the
basis of our success.

Investor relations

Price performance of the voestalpine share

The upwards trend of the voestalpine share price which had started with the final decision to privatize in September 2003 continued without interruption during the 2006/07 business year. On March 30, 2007, the voestalpine share closed at a new high of EUR 54.30 corresponding to an increase of 85.8% compared to the beginning of the business year (EUR 29.23). It was thus not only able to significantly outperform Austria's leading share index ATX as well as the international benchmark indices Stoxx (Europe) and Dow Jones Industrial (USA), but also achieved an increase in value of nearly 90% for the second business year in a row (2005/06: 88.4%).

The favorable share price development is due to the Group's good fundamental data with profit expectations and upside targets accordingly increased over the course of the year, on the one hand, and the generally favorable stock market situation resulting from a sound international economic climate, on the other hand. However, the share price development was also influenced by an increasing volatility of the international stock markets which was reflected in the price performance of the voestalpine share, as well.

Thus, the increases during the first two months of the business year were followed by a marked decline in prices, which was, however, made up for by autumn 2006 and was followed by a strong upwards trend that lasted into the first few weeks of 2007. At the end of February, however, the world stock markets (beginning in Asia) came under pressure. Also The Vienna Stock Exchange was also affected by this development. The price fluctuations, which did not stabilize until the end of March and were not based on any change in the company-specific valuation, reached 15% within a few days.

On March 30, 2007, one day after the announcement of the public tender offer for BÖHLER-UDDEHOLM AG, the voestalpine share reached its all-time high to date; following a phase of stable development around the EUR 50 mark at the beginning of the 2007/08 business year, the share price increased sharply at the end of May 2007 and reached a new provisional peak at more than EUR 56 at the beginning of the 2nd quarter 2007/08.

Share split

The Annual General Shareholders' Meeting of voestalpine AG approved a share split in the ratio of 1:4 on July 5, 2006. As a result of this measure which took effect on August 1, 2006, the number of voestalpine bearer shares increased from 39.6 million to 158.4 million.

Inclusion in new indices

The voestalpine share, which is already represented in a number of international sustainability and ethical indices, was also included in the ECPI Ethical Index of the Italian financial advisor E. Capital Partners in January 2007.

Ownership structure

Compared to the previous year, the share of Austrian investors decreased by approx. 3 percentage points and the level of employee shareholding remained unchanged with just over 10%. The most significant change in the ownership structure is due to the strong increase of investors from Great Britain, which already represents the third largest geographic group of investors of voestalpine AG after North America (reduction from 24% to 18%).

voestalpine share vs. international indices

Business year 2006/07, Changes as compared to March 2006 in %



voestalpine
ATX
STOXX Index (Europe)
DJ Industrial Index
200
180
160
140
120
100
80
60
April 1, 2006
March 31, 2007

Ownership structure

The shareholder structure of voestalpine AG is currently as follows (all data indicative; as of May 2007):



6.0%
Germany
43.0%
Austria
2.7%
Rest of world
2.0%
Benelux
10.3%
Employee shareholding scheme
18.0%
North America
16.0%
Great Britain
2.0%
France

Major individual shareholders

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG	> 15%
Employee shareholding scheme	10.3%
Oberbank AG	> 5%
AXA Group	> 5%

Share information

Share capital	EUR 287,784,423.30 divided into 158,400,000 no-par-value shares
	Shares in proprietary possession as of March 31, 2007: 4,326,726 shares
Class of shares	Ordinary bearer shares
Stock identification no.	93750 (Vienna Stock Exchange)
ISIN	AT0000937503
Reuters	VOES.VI
Bloomberg	VOE AV

Share price high April 2006 to March 2007	EUR 54.30
Share price low April 2006 to March 2007	EUR 24.035
Share price as of March 30, 2007	EUR 54.30
Market capitalization as of March 30, 2007[1]	EUR 8,366,178,778

Earnings per share (BY 2006/07)	EUR 4.77
Dividend per share (BY 2006/07)[2]	EUR 1.45
Book value per share (March 30, 2007)	EUR 18.65

[1] Basis: total number of shares minus repurchased shares. [2] Subject to the approval by the Annual General Shareholders' Meeting

voestalpine AG is currently being analyzed by the following institutions:

▫ BHF-BANK, Frankfurt ▫ CA IB, Vienna ▫ Cantor Fitzgerald, London ▫ Credit Suisse, London ▫ Deutsche Bank, Vienna/Frankfurt ▫ Erste Bank, Vienna ▫ Exane BNP Paribas, Paris ▫ Goldman Sachs, London ▫ HSBC, London ▫ JP Morgan, London ▫ Morgan Stanley, London ▫ Nord LB, Frankfurt ▫ Raiffeisen Centrobank, Vienna ▫ Steubing AG, Frankfurt

Projected schedule for 2007

Annual General Shareholders' Meeting	July 4, 2007
Ex-dividend date	July 9, 2007
Dividend payment date	July 16, 2007
Letter to shareholders on 1st quarter results 2007/08	August 8, 2007
Letter to shareholders on 1st six-months results 2007/08	November 13, 2007
Letter to shareholders on 3rd quarter results 2007/08	February 12, 2008
Annual Report 2007/08	June 5, 2008
Annual General Shareholders' Meeting	July 2, 2008

Investor Relations

Peter Fleischer, T. +43/50304/15-9949, F. +43/50304/55-5581
InvestorRelations@voestalpine.com, www.voestalpine.com

Corporate Governance

With the Austrian Corporate Governance Code, which became effective in October 2002, Austrian corporations were given a framework for managing and supervising their enterprises.

The goal of the Code is to create responsible management and control of companies and groups, with an orientation toward sustained and long-term value creation and a high degree of transparency for all stakeholders of an enterprise.

The Code is based on the provisions of Austrian stock corporation law, stock exchange law and capital market law, and its fundamental principles are based on the OECD guidelines for corporate governance. The Code was modified in February 2005 as a result of an amendment of the law, and comprehensively revised at the end of 2005/beginning of 2006.

The Code comes into effect through the voluntary commitment of companies. The Management Board and the Supervisory Board of voestalpine AG resolved already in 2003 to recognize the Corporate Governance Code and have already implemented the regulations amended so far. voestalpine AG has thus committed itself to comply with the 2006 version of the Austrian Corporate Governance Code; references in this Annual Report apply to this version of the Code.

In addition to the mandatory "L Rules"*, also the "C Rules" of the Code are observed, with one single exception: Contrary to Rule 57, neither the Articles of Incorporation nor the bylaws stipulate an age limit for the nomination of Supervisory Board members of the company.

With regard to Rule 49 of the Code, the Supervisory Board approved the function of the law firm Binder Grösswang Rechtsanwälte, in which Dr. Michael Kutschera is a partner, as legal counsel of voestalpine AG on issues relating to company law and trademark rights, on issues relating to acquisition law, as well as for the tender offer for BÖHLER-UDDEHOLM AG and various individual issues. These services were billed at the normal hourly rates of the law firm Binder Grösswang Rechtsanwälte which amounted to between EUR 200 and EUR 420 per hour. The total of the fees paid to the law firm Binder Grösswang Rechtsanwälte during the 2006/07 business year amounted to EUR 109,531.71 net.

All of the members of the Supervisory Board who were elected by the Annual General Shareholders' Meeting have confirmed that they consider themselves to be independent based on the criteria set forth by the Supervisory Board (Rule 53). These criteria for independence can be viewed on the company website (www.voestalpine.com). Fur-

* The Corporate Governance Code contains the following rules: "L Rules" (= Legal) are measures prescribed by law; "C Rules" (= Comply or Explain) must be justified in the event of non-compliance; "R Rules" (= Recommendations) are recommendations only.

thermore, with the exception of Dr. Ludwig Scharinger, who represents the shareholder Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OEG, and Dr. Josef Peischer, who represents the voestalpine Employees' Foundation (employee shareholding scheme), no member elected to the Supervisory Board by the Annual General Shareholders' Meeting is a shareholder with an investment of more than 10% or represents the interests of such shareholders (Rule 54).

The Corporate Governance Code provides for a regular external evaluation of compliance with the Code. This evaluation was carried out by the Group's auditor during the audit of the 2006/07 financial statements. As a result of this evaluation, the auditor has determined that the declaration given by voestalpine AG with regard to compliance with the 2006 version of the Corporate Governance Code, taking into account the reservation contained in the declaration, conforms to the actual conditions and/or facts.

- *The detailed report on the external evaluation is available at www.voestalpine.com.*

For other people
these are youngsters.





We promote young people and provide them with challenges. We work together with universities and educational institutions all over the world. As a result, our apprentice training is not considered to be over once young professionals enter the work force. Personal development, international career opportunities and lifelong learning make voestalpine just as appealing an employer as does the company's orientation towards success.


For us an important
part of our future.

Highlights

- For the first time in its history, the voestalpine Group achieves a revenue of over EUR 7 billion and an operating result of more than EUR 1 billion.
- The EBITDA and EBIT margins as well as the ROCE reach new record levels.
- New record highs in revenues, results and margins in all four divisions.
- Earnings per share increase from EUR 3.25 to EUR 4.77, dividend rises from EUR 0.78 to EUR 1.45 EUR per share (recommendation to the Annual General Shareholders' Meeting).
- Price of voestalpine share increases by 86% to a new all-time high.
- Investments and research expenditure reach new record values.
- Substantial acquisitions in the processing divisions.
- Further measures to focus on the core business in the Steel Division.
- At the end of the business year, announcement of a tender offer to the shareholders of BÖHLER-UDDEHOLM AG.

Management Report 2006/07

This Management Report also constitutes the voestalpine AG Group Management Report as we make use of the provision of section 267(4) of the Austrian Companies Code (UGB) which permits the consolidation of the two reports.

Economic environment

Sustained economic boom in Europe

The global economic trend had been very favorable troughout the entire 2006/07 business year. In addition to the sustained strong growth in Asia (particularly in China and India), also the European Union (EU) – the most important market of the voestalpine Group – experienced a stable economic boom, above all driven by an extremely dynamic investment demand. In the EU (25), the gross domestic product (GDP) grew by 2.8% in 2006, and, with 3.2%, the economic growth in Austria was not only above the EU average, but also exceeded the original expectations. Thus, Austria has overcome a period of very slow economic growth that had lasted since 2000, and this favorable trend continued in 2007. During the first quarter of the calendar year, the Austrian economy grew by approx. 0.8% relative to the preceding quarter, and by even 3.2% relative to the first three months of the previous year.

In Germany, which is the largest single export market of the voestalpine Group, the economy grew by 2.7% in 2006, thus corresponding approximately to the EU average, whereas Italy lagged significantly behind with only 1.9%. Growth in the United States, which is the most important overseas market of the Group, amounted to 3.3%.

Positive development in the most important customer industries

The development of the voestalpine Group's main customer industries basically followed the general economic trend and thus was very favorable in the 2006/07 business year. In the largest segment, i.e., *the automotive industry*, production could be increased significantly relative to the preceding year, both globally and in Europe; in addition to the continuing favorable development of Western European premium brand manufacturers, the continued high demand from the commercial vehicle industry and the bus and coach manufacturing sector deserve particular mention.

The *construction and construction supply industries* continued to develop very dynamically, both in Western and in Eastern Europe; performance of the *civil and mechanical engineering* sector, which is primarily export-driven, continued to develop very favorably, as well.

The *energy sector* was experiencing a continuous boom during the previous year as well, particularly in the area of oil and gas production.

The market environment for the *railway infrastructure sector* has become more noticeable in Europe. Both at the national level and in respect to trans-European rail links, investment in new construction and modernization projects was further intensified which will result in a general longer-term increase in the demand for tracks, switches and turnout systems as well as railway infrastructure products.

Also, in the railway markets outside Europe, the economic situation has developed as dynamically as before, with Asia, North America and South Africa leading the field.

Revenue

In millions of euros



4,373.8
4,616.3
5,779.1
6,230.6
7,049.8
2002/03
2003/04
2004/05
2005/06
2006/07

Revenue by Divisions

As percentage of Group revenue
Business year 2006/07



13%
Profilform
11%
Automotive
27%
Railway Systems
49%
Steel

In the last business year, further production increases were also reported in the European *household appliance industry*, and also the high demand for products and services in the *transportation and storage technology* as well as the logistics sectors has remained stable.

(The market environment of the individual divisions is described in detail in the following segment reports.)

Business performance of the voestalpine Group*

The 2006/07 business year was by far the most successful for the voestalpine Group in its history until now. In addition to a renewed increase in revenue and in all other key figures, the operating result could be significantly improved for the fifth year in a row—thus achieving a new record result for the third consecutive time.

It should be emphasized that the last business year resulted in new historic highs in the revenue and the operating result—not only for the Group as a whole, but also for each of the four divisions.

Increase in sales revenue by 13.1% to over EUR 7 billion for the first time

The *revenue* of the voestalpine Group increased by 13.1%, from EUR 6,230.6 million to EUR 7,049.8 million, thus passing the EUR 7 billion mark for the first time. The most noticeable rise was reported by the Profilform Division (+23.2%), and significant increases in the revenue were also achieved by the Railway Systems Division (+13.1%) and the Steel Division (+11%).

* Previous year's figures adjusted in accordance with IFRS 5 for voestalpine Stahlhandel Group and voestalpine Polynorm Inc.

Revenue by Industries

As percentage of Group revenue
Business year 2006/07
* Incl. transportation and storage


26%
Automotive
14%
Civil & mechanical engineering
16%
Building & construction subsuppliers
4%
White goods
11%
Energy industry
14%
Other*
15%
Railways

Revenue by Regions

As percentage of Group revenue
Business year 2006/07


8%
Benelux
16%
Austria
27%
Germany
6%
Rest of world
10%
Italy
21%
Other Europe
5%
Great Britain
7%
North America

The growth in revenue of the Automotive Division came to 4%.

The Group revenue also reflects a total increase by EUR 200.2 million as a result of acquisitions resulting from the first-time consolidation of the companies acquired last year in the processing divisions Railway Systems, Profilform and Automotive.

(For more detailed information on consolidation periods and revenue, see the following segment reports.)

The voestalpine Group's increase in revenue is also attributable to the generally excellent business development in the Steel, Railway Systems and Profilform divisions. Particularly noteworthy in this regard are the business areas flat steel and heavy plate (Steel Division), rails and turnout technology, quality wire and seamless tubes (Railway Systems Division), special sections and storage technology (Profilform Division) as well as laser-welded blanks and precision parts (Automotive Division). In these segments, above-average increases in sales revenue could be achieved as compared to the previous business year.

In the 2006/07 business year, the ratio between steel and processing activities was more or less balanced as it was already the case in the previous years.
In the past business year, the automotive and automotive supplier industries (26% of the Group revenue), the construction and construction supply industries (16%), the railway industry (15%), civil and mechanical engineering (14%) as well as the energy sector (11%) remained the *most important customer industries*.

EBITDA – Earnings before interest, taxes, depreciation and amortization

In millions of euros


516.5
557.9
887.7
1,079.0
1,365.0
2002/03
2003/04
2004/05
2005/06
2006/07

Percentage of exports continues to grow

In the 2006/07 business year, the *percentage of exports* rose from 82% to 84%; the most important market by far was again Europe where a total of 86% of the Group sales revenue was achieved. Germany and Italy again represented the two largest single export markets.

The EBITDA improved by 26.5% to EUR 1,365 million

The development of the voestalpine Group's *operating result* is most gratifying. The *EBITDA* (earnings before interest, taxes, depreciation and amortization) rose by 26.5% from EUR 1,079.0 million to EUR 1,365.0 million. Particularly noteworthy in this regard are the increase in the Profilform Division by almost half (+46.5%) and the increases in the Railway Systems Division (+27.5%) and the Steel Division (+22.7%) which were within the range of the Group's average. With a 7.9% increase, the Automotive Division also reported a clear improvement as compared to the previous business year.
In the 2006/07 business year, the *EBITDA margin* of the Group increased from 17.3% to 19.4%.

Operating result rose by 39.9% to over EUR 1 billion

With EUR 1,012.7 million, the *EBIT* (profit from operations) exceeded the EBIT of the previous business year by 39.9% (2005/06: EUR 724.1 million). Thus, the EBIT not only passed the EUR 1 billion mark for the first time in the Group's history, but also almost doubled within the last two business years. This results in a significantly increased *EBIT margin* from 11.6% to 14.4% for the 2006/07 business year.
The extraordinary development of the Group's operating result is also reflected in the impressive increases to new record results reported by each division. In addition to the continued increase in the Steel Division, the positive developments of the processing divisions Railway Systems and Profilform, which were again above average, should be pointed out. With a further increase in its EBIT, the Automotive Division is also on the right track.

In line with the trend reported for the revenue and the EBITDA, the most significant EBIT increase was achieved in the Profilform Division, which increased its operating result by 64.9%, while the improvements in the Railway Systems Division (36.1%) and the Steel Division (34.8%) more or less corresponded to the Group average. The performance in the Automotive Division was also very favorable, with the EBIT rising by 10.1%, from EUR 38.6 million to EUR 42.5 million and thus reaching its highest level since the division was established in 2001. With 5.2%, its EBIT margin (as compared to 4.9% in the preceding year) exceeded the 5% mark for the first time, which puts it in the very top level, in terms of the operating

EBIT – Profit from operations

In millions of euros



210.2
243.7
552.5
724.1
1,012.7
2002/03
2003/04
2004/05
2005/06
2006/07

result, compared to other companies in the automotive supplier industry.
The Railway Systems Division—which is now the most profitable division of the voestalpine Group—improved its EBIT margin from 13.6% to 16.4% and thus exceeded the Group's average of 14.4%—as did the Profilform Division with an increase from 11.2% to 15.0% and the Steel Division with an increase from 12.2% to 14.8%.

Further improvement in the operating result of the voestalpine Group resulted from the overall increase in sales volumes in the major sectors, a higher price level as compared to the previous business year and the measures taken to further increase cost-effectiveness and to optimize the product mix. In the processing divisions Railway Systems, Profilform and Automotive, the newly acquired companies also contributed positive operating results and thus played a decisive role in increasing the EBIT as compared to the previous business year.

In detail, the extremely favorable performance of the Steel Division is primarily attributable to record results of the flat steel and heavy plate segments. In the Railway Systems Division, the contributions of all business segments (rail technology, turnout technology, wire, seamless tubes and steel) to the operating result have increased – partly also to new record highs. The above-average operating result increase of the Profilform Division is particularly due to significant increases in earnings and sales volumes, whereas the EBIT increase in the Automotive Division is attributable to an excellent performance in the laser-welded blanks and precision parts segments.

In the 2006/07 business year, the revenue, the operating results and the employees of the following acquired companies were fully consolidated for the first time: voestalpine Draht Finsterwalde GmbH, Rail Center Duisburg GmbH, TENS Spolka z.o.o. and Açotrilho (Railway Systems Division), Société Profilafroid, Société Automatique de Profilage (SAP) and ZAO voestalpine Arkada Profil (Profilform Division) as well as Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG and Amstutz Levin & Cie (Automotive Division).

The following companies were fully consolidated for the last time: voestalpine Stahlhandel GmbH, Koellensperger Stahlhandel GmbH & Co KG, Neptun Stahlhandel GmbH, Veting voestalpine d.o.o., voestalpine Stahlhandel spol.s.r.o. as well as Rohstoffhandel GmbH, Schrott-Waltner GmbH and Eisenhandel Gebeshuber GmbH (all Steel Division).

Profit for the period increased by more than 45.4%

Due to the significantly improved operating result, both *profit before tax* with an increase by 44.9% from EUR 674.3 million to EUR 977.2 million and the *Profit for the period*

Profit for the period

In millions of euros


70.4
130.5
323.5
525.9
764.9
2002/03
2003/04
2004/05
2005/06
2006/07

Net financial debt – Equity – Gearing ratio

In millions of euros


Net financial debt
Equity
Gearing (in %)
830.6
1,785.9
46.5
635.1
1,853.2
34.3
683.5
2,124.7
32.2
376.9
2,547.3
14.8
526.2
2,926.3
18.0
2002/03
2003/04
2004/05
2005/06
2006/07

EPS – Earnings per share

In euros


0.46
0.86
2.36
3.25
4.77
2002/03
2003/04
2004/05
2005/06
2006/07

(result after taxes), which increased by 45.4% from EUR 525.9 million to EUR 764.9 million as compared to the previous year, were significantly higher than last year.

In the 2006/07 business year, the *tax rate* was 22.7% as compared to 22.9% in the previous year.

Due to the brisk acquisition activities and the share repurchase program started in October 2006, the *net financial debt* increased by 39.6%, from EUR 376.9 million to EUR 526.2 million during the 2006/07 business year. At the same time, *equity* rose by 14.9% from EUR 2,547.3 million to EUR 2,926.3 million. This results in an increase of the *gearing ratio* (net financial debt as a percentage of equity) from 14.8% to 18% during the 2006/07 business year.

Earnings per share increased by 46.8%

The *earnings per share* for the 2006/07 business year amount to EUR 4.77. Compared to last year's figure of EUR 3.25, this corresponds to an increase by 46.8%.

Dividend of EUR 1.45 recommended

Subject to the consent of the Annual General Shareholders' Meeting of voestalpine AG which will take place on July 4, 2007, a *dividend* of EUR 1.45 per share will be distributed to the shareholders for the 2006/07 business year. This corresponds to a *dividend yield* of 4.1% (as measured by the average share price of EUR 35.41 during the 2006/07 business year).
The recommended dividend thus significantly exceeds the dividend of the previous business year, which—considering the share split having taken effect—amounted to EUR 0.78 per share corresponding to a dividend yield of 4.3%.
In addition to the dividend payments made during the 2006/07 business year, another approximately EUR 250 million flew back to the capital market as a result of the repurchase of the company's own shares and the convertible bond.

Quarter-to-quarter trend

	1st Quarter 2006/07	2nd Quarter 2006/07	3rd Quarter 2006/07	4th Quarter 2006/07	BY 2006/07
Revenue	1,708.3	1,659.7	1,746.6	1,935.2	7,049.8
EBITDA	296.4	321.0	346.0	401.7	1,365.0
EBITDA margin	17.4%	19.3%	19.8%	20.8%	19.4%
EBIT	214.6	232.0	260.8	305.4	1,012.7
EBIT margin	12.6%	14.0%	14.9%	15.8%	14.4%
Employees	23,298	23,374	23,907	25,326	25,326

In millions of euros

Acquisitions and divestments

In the 2006/07 business year, the voestalpine Group continued its strategy of increasing value through growth-oriented acquisitions, while at the same time intensifying its focus on core-business related areas. In addition to substantial acquisitions in the processing divisions Railway systems, Profilform and Automotive aimed at further expanding the Group's market position in specialized and technology-intensive product segments, the Group has promoted and basically completed the concentration on core business areas.

Acquisitions

At the beginning of the second quarter of the 2006/07 business year, the *Railway Systems Division* acquired the German company voestalpine Draht Finsterwalde GmbH. This wire processing company, which employs 155 persons, specializes in high-end product segments and thus represents an optimum addition to the existing portfolio in the wire segment.

In the third quarter of the business year, a majority of the shares of Stahlberg Roensch Duisburg GmbH, now trading under the name Rail Center Duisburg GmbH, were acquired. The product and service offering of this company, which employs just under 60 persons, comprises the storage of ultra-long rails, the preparation and assembly of long rails as well as the reconditioning of used rails.

During the first six months of the 2006/07 business year, the Group acquired TENS Spolka z.o.o. (Poland, electronic system solutions for railways, 40 employees) and Açotrilho, (Brazil, turnout manufacturer, 80 employees) in the turnout technology segment. With these new additions to the existing product and service portfolio of the VAE Group, the Group's presence in strategically significant railway markets could be expanded.

The acquisition activities of the *Automotive Division* during the 2006/07 business year were quite brisk, as well. First, the companies Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG (both Germany) and Amstutz Levin & Cie (France) were acquired in December 2006. These three companies own a total of six production sites, four of which in Germany and two in France, and employ approx. 1,100 persons. They specialize in forming and assembling structural parts for automotive bodies such as chassis rails and engine cradles, oil pans and body reinforcements; consequently, their main field of activity is series production. In terms of revenue, 80% are attributable to direct supplies to large Western European car manufacturers and 20% to Tier 1 companies (direct suppliers to automotive industry).
The Automotive Division is thus strengthening its activities in the body-in-white segment and in the area of safety-relevant parts. In addition, it is significantly expanding its series production expertise as well as its position as a direct supplier to the Western European automotive industry. Moreover, these acquisitions are a further important step towards achieving the strategic aim to establish the division as one of the European "top 3" suppliers in the body-in-white segment.

For the voestalpine Group as a whole, the acquisition of this group of companies means a further extension of the value-added chain. The Group is now able to offer its customers in the automotive industry cross-divisional solutions through a broad range of products and services, from material development and innovative processing know-how to the handling of series production projects, with laser-welded blanks, tube products, metal forming or pressed parts and plastic components as well as hybrid components.

In March 2007, a majority interest was acquired in the two German companies Dancke Stanztechnik GmbH & Co. KG and Dancke Werkzeugbau GmbH & Co. KG with a total of approx. 200 employees. These companies specialize in forming and molding technology in direct combination with their own in-house tool shop, and are active primarily in the series production of high-quality pressed parts, components and assemblies for automotive applications. These include, in particular, complex safety-relevant components such as crash boxes for passenger cars, passive safety elements (such as air bags and seat belts) as well as assembly components. The customers are all system suppliers, in particular renowned European Tier 1 automotive suppliers.

Through this acquisition, the voestalpine Group is expanding its series production expertise in safety technology as well as in complex pressed and precision parts. The new production site of Dancke in Romania, which is currently being constructed, represents a further expansion of activities in Eastern and Central Europe where the Automotive Division is already represented with production sites in Poland and Romania.

With three strategically important acquisitions, the *Profilform Division* could further strengthen its leading market position in special sections in Europe in the 2006/06 business year. In June 2006, the two French companies Société Profilafroid and Société Automatique de Profilage (SAP), with a total of over 200 employees, were acquired. These companies are the leading French suppliers of light steel sections, with the focus on the construction and automotive industries.
Already in May 2006, the division had acquired 80% of the Russian company ZAO Arkada Profil (now: ZAO voestalpine Arkada Profil) together with the option to purchase the remaining 20% within five years. The company, which specializes in customized light steel sections and is headquartered in Smolensk, operates a Russian-wide distribution network and employs slighlty more than 400 persons.

Divestments

In the second half of the business year, the Group's scrap metal trading organization voestalpine Rohstoffhandel GmbH was incorporated into a newly established joint venture with the German scrap metal trading group Scholz. The voestalpine Group still holds a strategic minority interest in the new joint venture Scholz Austria GmbH. The scrap metal activities of both companies in Austria, and to some extent also in the Czech Republic, have been combined, thus securing the basic supply of the steel production sites in Linz and Donawitz with high-quality scrap metal in the long term.

With a view to strategically optimizing its portfolio, the Steel Division also transferred 74.9% of its shares in voestalpine Stahlhandel GmbH to the Polish company Zlomrex S.A. during the 2006/07 business year. Due to the high degree of specialization, the division mainly maintains direct supply relationships with its customers so that the steel trading organization no longer played a significant distribution role.

In the Steel Division, the closure of the forge, which was initiated in the previous year, was completed by June 2006.

At the end of the third quarter of 2006/07, the Automotive Division decided to take a further step towards optimizing its portfolio through the divestment of the North American Polynorm Inc. site. In the past business year, this company reported a positive result with a sales revenue of approx. USD 62 million. The reason for the sale of this company, which was successfully restructured during the past two years, is the expectation that the market for American car manufacturers will remain under strong pressure also in the medium term so that it would not make sense to continue supply activities in the standard pressed part segment. The details of this divestment are currently the subject of ongoing negotiations.

After completion of the business year, the long-planned withdrawal of the Automotive Division as 33% shareholder of the Italian automotive supplier Turinauto SpA was effected at an extraordinary general shareholders' meeting of Turinauto SpA in Turin on May 9, 2007. As agreed in advance with the two other shareholders, voestalpine Automotive Holding GmbH as well as the second shareholder Stola SpA did not take part in the planned decapitalization. The sole owner of Turinauto SpA is now the Italian supplier company ITCA which previously held a one-third interest in Turinauto, as did the Automotive Division of the voestalpine Group and Stola.
The reasons for this decision are the site's continuing sluggish performance and its lack of perspective in the current configuration.

Tender offer for BÖHLER-UDDEHOLM AG

On March 29, 2007, voestalpine AG announced a voluntary public tender offer for all shares of BÖHLER-UDDEHOLM AG, a company listed on the Vienna Stock Exchange. The offer submitted on April 26 stated a purchase price of EUR 69 per share and was made on the conditions that voestalpine AG would acquire over 50% of the voting shares of BÖHLER-UDDEHOLM AG and obtain the required approvals under competition law.
On May 18, voestalpine AG increased its offer from EUR 69 to EUR 73 per share of BÖHLER-UDDEHOLM AG, at the same time extending the acceptance period until June 4, 2007.

Since the result of the tender offer could not yet be foreseen at the time this annual report went to press, *please consult the voestalpine AG website (www.voestalpine.com) for further developments. The latest information on this tender offer as well as legally relevant notices will be posted on this website.*

Investments

The investments of the *voestalpine Group* continued to increase significantly also in the 2006/07 business year, as well. With EUR 906.1 million, they exceeded the investments of the previous business year (EUR 566.3 million) by 60%. Of the total investments, EUR 748.6 million were attributable to tangible fixed assets, EUR 139.5 million to intangible assets and EUR 18.0 million to equity holdings.

It should be pointed out that all four divisions have reported considerably stronger investment activities than in the previous business year. In all divisions, investments in tangible fixed assets once more focused on the expansion of production capacities for technologically and procedurally advanced specialty products, at the same time taking into account a further improvement of environmental sustainability, energy efficiency and the respective site infrastructure.

The *Steel Division* increased its investments by 59.3% from EUR 294.6 million to EUR 469.4 million as compared to the previous year. The investments relate to the continued implementation of the "Linz 2010 – Phase Two" investment program which mainly comprises measures to expand production and engineering capacities in the rolling mills. As a prerequisite, the secondary metallurgy 3 plant in the steel mill went into full operation on January 1, 2007. The new walking beam furnace— which was installed to increase the capacity of the hot wide strip mill, whose capacity, in turn, will be increased to over 5 million tons by progressively replacing the stands until 2010—is running up as planned.

Due to a delay in deliveries, commissioning of the new push-pull pickling line will not take place until the second quarter of the 2007/08 business year.

The new cold-rolling mill 3, however, is largely completed and its commissioning is under way.

With regard to the processing plants, the new hot-dip galvanizing plant 4 is running up as planned. The ground-breaking ceremony for the hot-dip galvanizing plant 5 is scheduled for November 2007. This plant will be state-of-the-art in every respect and guarantee top qualities and best surfaces in terms of all foreseeable developments of sophisticated strip products.

The "L6" project is the sequel to "Linz 2010" and basically comprises investment measures to optimize capacities in the raw materials/blast furnaces, steel mill/hot rolling mill and technical services/energies segments.

In the 2007/08 business year, this project will be basically continued with engineering and first assembly activities. In order to continue this project, a positive result of the newly initiated environmental impact assessment, which should be completed in the first half of the 2007/08 business year, is required.

With an increase of 29% from EUR 133.7 million to EUR 172.5 million, the *Railway Systems Division* also significantly increased its investment activities as compared to the previous business year. The focus was on environmentally relevant projects as well as measures to further improve technology.

With an investment of over EUR 9 million, new casting bay dedusting systems were installed for both blast furnaces of voestalpine Stahl Donawitz GmbH and commis-

sioned in October 2006. Dust exposure during pig-iron production is thus significantly reduced.
Also in the area of the two blast furnaces, a new coal injection system was commissioned in March 2007. The purpose of this system, which was erected with an investment of more than EUR 27 million, is to save on coke and decrease related emissions by increasing efficiency and utilizing alternative raw materials.
The two major projects "Reorganization of Energy Supply" and "Reorganization of Water Supply" at the Donawitz site are well advanced. It is planned to further expand the self-supply with energy by utilizing gases generated in the production process, with total investments for a new power plant unit projected at around EUR 75 million. In addition, it is intended to, once and for all, resolve the questions of water supply and sewage disposal at the Donawitz site through a new concept which is being discussed at the moment with the local population and the water authorities. The investment volume for this project amounts to roughly EUR 45 million.

The investments of the *Profilform Division* have also significantly increased during the 2006/07 business year. With EUR 40.9 million, they exceeded investments in the previous year (EUR 26.1 million) by 57%. Besides the acquisitions mentioned in the previous chapter, this was mainly attributable to the expansion of capacity for special sections at various European sites. In the medium term, apart from the upgrading of production plants for the special segment of the commercial vehicle industry in Belgium and the expansion of capacity for structural sections in Great Britain, the comprehensive investment program in Austria is a main focus.

The investment program at the Krems site is scheduled for a period of 5 years, commencing in the 2006/07, and provides for increasing tailored tubes and special section production with a total amount of around EUR 70 million – split up into yearly investments of around EUR 10 million and a special program in the total amount of EUR 20 million.
The first major project in this context was the construction of a new production facility which will be commissioned during the first quarter of 2007/08.
The investments at the Krems site mainly go into the expansion of the production program, further increases in value added and the improvement of plant logistics. The main objective is to guarantee timely deliveries to customers on the basis of the continued positive order situation in the specialty products segment.

The *Automotive Division* reported by far the largest increase in investment activity during the 2006/07 business year. Investments were increased by 88.1% from EUR 114.7 million to EUR 215.8 million. This increase is mainly due to last year's acquisitions; in addition, a number of expansion and modernization investments were made at various sites.

Employees

Once again, significant increase in the number of employees*

By the end of the 2006/07 business year, the voestalpine Group had 25,326 *employees* worldwide (excluding apprentices). As compared to the previous year (22,918 employees), this corresponds to an increase of 2,408 employees or 10.5%. Just under 2,100 of these employees work in the newly acquired companies.

Due to acquisitions, the percentage of employees working outside Austria once again increased during the 2006/07 business year—from 37% or 8,411 employees in the previous business year to 42% or 10,553 employees, while the percentage of employees in Austria accordingly decreased from 63% to 58% (however, expressed in absolute figures, there was an increase from 14,507 to 14,773 employees due to investments).

In three out of four divisions, there are already significantly more employees working outside Austria. With 89%, the Automotive Division has the highest percentage of international employees, followed by the Profilform Division with 74% and the Railway Systems Division with 54%. Only in the Steel Division, employees work almost exclusively at Austrian sites.

Although, when the Group is viewed as a whole, the total increase in employment for the 2006/07 business year is predominantly attributable to acquisitions in the three processing divisions Railway Systems, Profilform and Automotive, a large number of new jobs were created through new hires due to the expansion of production in the existing Group companies. For example, the 2.2% (204 persons) increase in the number of employees in the *Steel Division* from 9,388 to 9,592—in spite of divestments of the steel trading activities—is primarily attributable to new hires in the context of the "Linz 2010 – Phase Two" investment program. In the *Railway Systems Division*, the number of employees increased by 8.1% (or 564 persons) from 6,959 to 7,523 employees. This increase is more or less equally attributable to new hires within the Austrian companies and to international acquisitions.
The *Automotive Division* reported the most significant increase in the number of employees. Compared to the previous business year, the number of employees increased by 26.6% (or 945 persons) from 3,555 to 4,500; this increase is mainly attributable to acquisitions outside Austria.
Employment increases in the *Profilform Division* are also within this percentage range. By the end of the 2006/07 business year, it had a total of 3,314 employees representing an increase by 25.1% or 664 employees as compared to the previous business year (2,650 employees). This increase is almost exclusively attributable to companies acquired in France and Russia.

Further expansion of vocational training

There has been a further increase in the number of apprentices in the past business year. As of March 31, 2007, there were 885

* Previous year's figures adjusted for voestalpine Stahlhandel Group and voestalpine Polynorm Inc.

young people in vocational training across the entire Group representing an increase by 13.8% as compared to the end of the previous business year (778). Of those, 640 apprentices are working at Austrian sites (mostly at the largest and most modern Austrian center for vocational training in Linz, with the remainder in Donawitz and Krems) and 245 in international Group companies, predominantly in Germany (130), the Netherlands (30) and Great Britain (26).

As compared to the previous year, the number of apprentices has increased not only in Austria (by 2.9%), but to a significant degree also at sites outside Austria (+57.1%).

Due to the lack of qualified young skilled workers that is now becoming apparent, the voestalpine Group has further intensified its activities in the areas of personnel marketing as well as vocational training and advanced training. On the one hand, this means improving external recruiting and, on the other hand, providing the best possible qualifications for the employees who are already in training or employment within the Group. In addition to a number of national and international cooperation projects with universities, technical colleges and similar institutions, individual advanced training and development is systematically encouraged.

Focus of HR activities

Further internationalization of the voestalpine Group and demographic challenges naturally determine the Group's scope of activities in the area of human resources. The main focus thus remains on the Group-wide *"LIFE"* program, which in the last business year dealt with integration of employees, in particular, as well as with demographic trends and the resulting measures related to vocational training and advanced training and the transfer of know-how between younger and older employees on an international level.

In the fall of 2006, the "LIFE" program, which had already won a number of awards for its comprehensive and exemplary initiatives, was awarded the MINERVA award of the EU-funded WAGE project in Upper Austria.

In the 2006/07 business year, priority was given to the implementation of the LIFE program in the international companies of the voestalpine Group; during the current year, the focus will be on the target group "45+" and thus on the generation which will remain in employment for longer in the future and whose expectations from their working environment will have to be taken into account to a greater extent.

Evaluation of new working time models

In the interests of improving compatibility of work and family life and taking age-specific needs into account, new working time models are being tested within the framework of the "LIFE" program. In the 2006/07 business year, the pilot project of an innovative shift work model was evaluated at the Linz site. On the basis of a working time reduction by more than 10% and corresponding wage concessions, this new model provides for a shift sequence which is significantly less strenuous than with traditional shift work models. The new working time model, which was accepted overwhelmingly and on a voluntary basis in the coking and pickling plants, was evaluated extremely positively by the employees both in its entirety and in terms of individual job satisfaction, motivation and attractiveness of the workplace. In general, shift work is being perceived as significantly less strenuous than during the last survey in the year 2003, while at the same time the employees' subjective perception of their health has also significantly increased just as has their feeling of commitment to the company. Better compatibility of work and family was cited by the majority as the main reason for the adoption of the new model. All in all, the interviewed employees are in favor of keeping the shift work model which was successfully tested in the pilot project. The findings of the evaluation now form the basis for further steps determined together with the Works Council, such as the expansion of the model to other operations.

In the 2006/07 business year, the *Management Development System (MDS)* of the voestalpine Group, which is the most important instrument for training young executives, graduated 134 participants of the Potential Development Program, the Junior Management Development Program and the Advanced Management Development Program. The MDS is operated in close cooperation with national and international universities and educational institutions.

In the area of *organizational and personnel development*, the main Group-wide focus was on increasing mobility and developing management guidelines in conjunction with the Global Employment Strategy, which is directed to the globally expanding Group.
In the 2006/07 business year, voestalpine Europlatinen GmbH, a company of the Automotive Division, received a mention for its certification according to the "Investors in People" (IIP) standard, which is an international quality standard for all activities related to human resources development.

Status of the employee shareholding scheme

As of March 31, 2007, roughly 16.4 million shares were held by employees of the voestalpine Group by way of the voestalpine Employees' Foundation and the stock option program. This corresponds to 10.3% of all voestalpine AG shares. In addition, another 390,000 private shares are held by employees or former employees for whom the foundation exercises the voting rights, as well.
Furthermore, approx. 200 employees of the Dutch companies of the Polynorm Group participate in the employee shareholding scheme by way of their own foundation. It is planned to incorporate further international Group companies into the employee shareholding scheme.
By resolution of the Supervisory Board and the Annual General Shareholders' Meeting of voestalpine AG dated July 5, 2006, the 2006 stock option program was approved. This program was specifically developed for the Group's executive staff and thus complements the employee shareholding scheme. Upon expiration of a vesting period, the stock options can be exercised as of July 1, 2008, if certain share price-related exercise hurdles are exceeded. The 2006 stock option program will be in effect until July 2011.

Uniform pay system in Austria

A uniform pay system *(Einheitliches Entgeltsystem – EES)* for workers and salaried employees in the Austrian Group companies was implemented in the 2006/07 business year. The starting point for this program was an agreement of the social partners as stipulated by the collective agreement of November 1, 2005.
The EES provides for a standardized payment system for workers and salaried employees for the first time in Austria. The work performed by the employee, his or her personal job commitment and experience are now taken into account to a higher degree.

Environment

Significant increase in current environmental expenditures

The expenditures of the voestalpine Group on environmental measures remained on a high level during the 2006/07 business year. With EUR 47 million*, they were just below the all-time high of the past year (EUR 50 million), while the current expenses for the operation and maintenance of existing environmental systems increased by almost 12% from EUR 169 million to EUR 189 million.

In the 2006/07 business year, the focus of environmental activities was on the Steel Division and the Railway Systems Division, the two largest sites of the Group.

Environmental investments of the *Steel Division* at the Linz site amounted to EUR 35 million. The decrease as compared to the pervious business year (EUR 47 million), as well as the significant increase in the operating expense from EUR 143 million to EUR 157 million, are due to the fact that the key environmental measures were already completed and/or accounted for within the scope of the "Linz 2010 – Phase Two" investment program in the 2005/06 business year.

As in previous years, the focus of the environmental measures taken in the 2006/07 business year was again on the further reduction of dust and heavy metal emissions as well as on the decrease of NO_x emissions.

Recent measurement data from the dedusting systems newly commissioned in the course of the implementation of the "Linz 2010" investment project show that the high standards imposed by the environmental impact assessment notice of the year 2004 can be met on all accounts. Apart from the reduction of dust emissions, heavy metal emissions can be reduced accordingly.

In the past two years, separation systems for the reduction of nitrogen oxide compounds were installed in the power plant units 04 and 05 at the Linz site. Available measurement data show that the values regarding separation efficiency specified in the course of the environmental impact assessment can be met. Furthermore, since the types of burners chosen in consultation with the relevant authorities for the new walking beam furnace upstream of the wide strip mill can be expected to produce comparably low nitrogen oxide emissions, the emission situation with regard to this particular pollutant will significantly improve.

Environmental measures also are an integral part of further expansion plans of the Steel Division within the scope of the "L6" project. It is planned to make use of the best technology available in accordance with the standard established in the state-of-the-art documents of the European Commission which apply throughout Europe.

In the 2006/07 business year, the environmental investments of the *Railway Systems Division* increased from EUR 2 million to EUR 9 million. Current operating expenses increased from EUR 20 million to EUR 29 million.

The significant increase as compared to the previous year is attributable to a number of major projects within the scope of the current investment programs at the Donawitz site. The majority of the investments went into the new casting bay dedusting systems at the two blast furnaces. The new coal injection system will enable further optimiza-

* Basis: Austrian sites of the voestalpine Group

Environmental expenditures

In millions of euros
Based on Austrian locations

- □ Environmental investments
- ■ Operating expenses


14
95
19
114
18
128
17
148
36
163
50
169
47
189
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07

tion of the blast furnace operation with correspondingly positive emission effects.

Environmental guidelines of the voestalpine Group

The continuing improvement of the environmental compatibility of production plants and the optimization of energy and raw material use result from consistent environmental management based on strategic guidelines which form the basis of a sustainable environmental policy throughout the entire Group. This also indicates that voestalpine follows the environmental guidelines of the International Iron and Steel Institute (IISI).

On the basis of these guidelines, specific targets and corresponding measures to achieve these targets at each site are defined in the individual Group companies. The *environmental guidelines* of the voestalpine Group comprise a holistic approach to product responsibility (development and production not only at the highest technological level, but also taking into account environmental challenges), the optimization of production processes (with the goal of the most efficient use of raw materials and energy), the establishment and continuous improvement of environmental management systems, the integration of employees into environmental protection measures as well as an open and objective dialog with external and internal interest groups.

Recognition of environmental management systems

All of the environmentally sensitive sites of the voestalpine Group have established environmental management systems in accordance with ISO 14001 or EMAS (Environmental Management and Audit Scheme) and have been certified and validated accordingly. This requires continuous cost- and technology-intensive measures at a high level and maximum transparency vis-à-vis both governmental authorities and the public.

For this effort, a number of companies of the voestalpine Group have already received multiple national and international awards. In the 2006/07 business year, VAE Eisenbahnsysteme GmbH (Zeltweg, Styria) received the Austrian EMAS Award 2006 in the category of large organizations and was also nominated for the European EMAS

Development of specific CO_2 emissions

to CO_2 per to crude steel


2.2
2.0
1.8
1.6
1.4
1.2
1.0
-19%
1990
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
2006

Award. Since 1997, this is the twelfth award the company has received for its achievements in the areas of the environment, safety and health at regional, national and European level.

The EMAS Award is granted for the quality of the content and design of the environmental statement as well as for the representation and marketing of EMAS as part of the corporate identity of a company; participation is voluntary. Also voestalpine Stahl GmbH, Linz, has already received an EMAS Award. voestalpine Stahl GmbH, Linz, and voestalpine Stahl Donawitz GmbH play a leading role in the European steel industry in terms of EMAS validation and environmental standards.

Moreover, VAE Eisenbahnsysteme GmbH was the first industrial enterprise from Styria to join the "Climate Alliance" in 2001, which provides a forum in which experts and participating operations throughout Austria discuss and evaluate options for further improvements in the use of energy and the reduction of emissions.

International engagement in the environmental sector

The international network, in which the voestalpine Group develops targets and specific measures in the environmental sector in cooperation with other companies, includes, among others, the relevant work groups of the international steel association IISI, the European industry association Eurofer and the German steel institute VDEh as well as the Austrian Society for Metallurgy and Materials (ASMET).

The voestalpine Group as an industry benchmark

As a result of these comprehensive efforts in the environmental sector, the voestalpine Group plays a leading role within the steel industry with regard to a large number of environmental benchmarks. Thus, the Group serves as a benchmark in Europe for the specific use of energy, including all production steps up to the hot wide strip rolling process.

Moreover, the blast furnace A, which was installed at the Linz site in the fall of 2004, is currently the most environmentally friendly furnace of this type for the production of pig iron; it has the lowest specific energy consumption rate and the lowest rate of use of reducing agents (coke, coal, heavy fuel oil, etc.) and thus generates the lowest CO_2 emissions in comparison with all other European blast furnaces.

Also the Donawitz site of the voestalpine Group is among the industry leaders in terms of lowest specific CO_2 emissions (measured per ton of pig iron).

Research and development

Further increase in R&D expenses

In the 2006/07 business year, the research and development expenses of the voestalpine Group amounted to EUR 66 million, representing an increase of 7.3% as compared to the previous year (EUR 61.5 million) and corresponding to a research rate (relative to Group revenue) of almost 1%. As measured by the value added, R&D expenses currently amount to 2.18%, which means that they have exceeded 2% in every single year since 2000/01.
The number of employees in R&D has also increased steadily during this period, specifically from 140 to almost 300.

With these results, the voestalpine Group plays a leading role among Austrian industrial enterprises in terms of R&D expenses. In this context, it should be pointed out that the expenses for innovations have continuously increased and more than doubled since the 2000/01 business year.

In the 2006/07 business year, roughly half of the R&D expenses were attributable to the Steel Division and the other half to the three processing divisions railway systems, profilform and automotive.

In the 2006/07 business year, again great importance was attached to *Group-wide R&D projects*, for which minimum project amounts and specific economic criteria haven been established which are carried out jointly by at least two divisions. These projects focus on further improving production processes and processing techniques as well as developing new products, materials and environmental innovations.

The Steel Division and the Railway Systems Division of the voestalpine Group participate in the European "ULCOS" (ultra-low CO_2 steelmaking) project. Given that the steel industry managed to reduce the CO_2 emissions by half for each ton of pig iron over the last 30 years, additional reductions are precluded by the limits of conventional technologies. More than 40 partners are involved in ULCOS to develop new solutions, such as the use of CO_2-neutral biomass in blast furnaces. The target of this long-term project is a further reduction of CO_2 emissions by one-half over the next three decades.

In addition, the Steel Division and the Railway Systems Division are cooperating with external industry partners and universities in the "KnetMET" competence center for the development of metallurgical and environmental processes. For example, this center is currently testing alternative reducing agents to coal and coke.

In material development, press-hardening steels are developed and tested within the

R&D Expenditures

In millions of euros



28.6
36.0
48.4
51.7
57.0
61.5
66.0
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07

scope of the "phs-ultraform" R&D project which is one of the most important projects in this segment. Five companies from the divisions Steel, Automotive and Profilform have developed a steel grade of extremely high strength, fitting accuracy and corrosion-resistance for crash-relevant automotive components. This innovative material already obtained the approval of two automotive customers in the 2006/07 business year.

A joint R&D project of the Railway Systems and Automotive divisions, which focuses on the production of seamless tubes for air bag components by means of a completely new metallurgical process, is also aimed at the automotive industry. The project, which had been started in the 2005/06 business year, is very close to landing the first serial-production order.

Highlights from the divisions

The international leadership of the *Steel Division* in product and process optimization is further advanced by R&D concentration on cost minimization and quality improvement. voestalpine Stahl GmbH successfully completed a project for computer-assisted quality assurance for smelting metallurgy. This is the first process of its kind in the world to automate the crucible process. The ease-to-maintain model environment enables innovation at a significantly faster speed.

Easily formable, so-called TRIP steels, are already widely used in the automotive industry. In order to better fulfill the customers' requirements regarding joints under crash loads, these steels needed further development, while avoiding significant degradation of the excellent forming characteristics. voestalpine Stahl GmbH was the first producer to develop this material (TRIP steel with reduced carbon content) with the improved characteristics required by the customers. First production deliveries are now starting.

In the previous year, voestalpine Stahl GmbH had been the first European bulk supplier of hot-dip galvanized plates passivated without treatment by a chromium compound. In the 2006/07 business year, all hot-dip galvanizing plants have been modified to use this environmentally sound process.

In the 2006/07 business year, the R&D activities of the *Railway Systems Division* focused on the further development of high-speed tracks and turnout systems, improved product characteristics of high-quality wire and seamless tubes, as well as on the improvement of the extrusion billets to produce such products.

In addition to supporting the commissioning of the new rail rolling mill, the investigations of a new method for the high-efficiency heat treatment of rails and the development of capabilities for a comprehensive mobile rail measurement technology for a higher quality of customer service were continued.

In the turnout segment, the R&D activities focused on the further development of life-cycle-cost-oriented solutions for turnout systems including the associated switching and monitoring systems. The work concentrated on combining specific solutions and know-how of the newly acquired companies with the existing Hytronics technology, on the one hand, and further improving the ready-to-install turnout, on the other hand. Added emphasis was also given to the development of the ready-to-install grooved rail turnout with precast concrete parts.

The production of high-value components for automotive applications, both in the areas of special wire qualities and of sophisticated seamless tubes for axles and air bag components, is gaining in importance and thus represents a significant portion of the R&D activities in these areas.

In addition to the above-mentioned cross-divisional projects, the *Profilform Division* focuses on R&D projects carried out in close cooperation with customers from the automotive industry and the cab construction sector. The development of lighter sections with improved dimensional stability is a matter of particular concern. Furthermore, the development of new and significantly improved restraining systems for trucks on bridges was completed successfully by obtaining the required approval, representing the completion of the comprehensive guardrail program of the division.

Within the scope of the above-mentioned "phs-ultraform" project, the *Automotive Division* successfully started up the pilot line for the production of components under close-to-production conditions and subsequently signed a cooperation agreement for technology transfer and continued joint development with an automotive customer.

The excellent development results in the processing of high-strength tubes including the plant technology for the production of rotationally formed components for air bags led to new orders. Plans call for a subsequent worldwide rollout of this forward-looking technology.

The widespread intradivisional cooperation among plastic- and steel-processing companies as well as the cross-divisional cooperation with the Profilform Division led to a first break-through of the hybrid technology for commercial vehicles.

In the 2006/07 business year, the Automotive Division received the "SAE/ISE Sydney H. Melbourne Award for Excellence in the Advancement of Automotive Sheet Steel" on the occasion of the SAE World Conference 2007 for these research results.

In conclusion, it should be pointed out that the voestalpine Group currently cooperates with 32 universities and technical colleges, and has partnerships with 35 research institutes and engineering offices.

Risk management

Deliberately addressing operative and strategic risks as well as related opportunities does not only secure the Group's corporate existence in the long term, but also sustainably increases value added. Risk management is therefore one of the main success factors of the Group.

Based on the "Strategic Guidelines" of voestalpine AG, political risk guidelines have been developed and the risk management system has been implemented by way of a general Group-wide policy. Systematic risk management which the voestalpine Group has been practicing since the 2000/01 business year, forms an integral part of the business processes of the Group. It enables early identification of risks, their evaluation, the introduction of adequate precautionary measures to eliminate dangers and to recognize opportunities.

The following precautionary measures have been put in place within the voestalpine Group for the main risk areas:

• **Availability of raw materials:** The long-term assurance of raw materials and energy supply – in the required quantities and qualities – presents a special challenge to the Group. For this reason, the Group has been implementing a procurement strategy appropriate to the increased risks for some years now. Its core elements are the greatest possible number of long-term supply contracts, close customer/supplier relationships, the expansion of the supplier portfolio and the expansion of autonomy in terms of procurement both of the most important raw materials and of energy and logistics services.

• **Failure of IT systems:** At the majority of the Group's sites, the business and production processes that are mainly based on complex information technologies are serviced by a separate subsidiary that specializes in IT and is wholly owned by voestalpine AG.

In order to further minimize possible IT security risks, in the past security-related minimum standards for electronic data processing were developed, and compliance with these standards is verified each year by way of a self-audit. To reduce failure risks and IT security risks, comprehensive measures have been taken both internally and for external business partners (such as adequate maintenance and warranty agreements).

• **Production facilities:** To minimize the failure risk of critical production facilities, specific and significant investments are being made on an ongoing basis to technically optimize sensitive units, improve preventive maintenance and train employees.

• **Employees:** The primary risks in this sector are the changes in the age structure as a result of general demographic developments and the associated risk of losing know-how. Changing social values will bring about long-term changes to the working world and therefore changed demands on employees and the company. Changes in areas such as health consciousness, corporate and leadership culture, job content, personal flexibility, compatibility of family and work as well as life-long learning and development require changes in the attitude of both sides. Against this background, the voestalpine Group has already initiated special projects some time ago. The Group-wide "LIFE" program provides for the necessary prerequisites to prepare employees and executives to face the challenges and to better position the voestalpine Group as an attractive employer.

• **Financial risks:** Liquidity, credit and currency risks are counteracted by means of various instruments such as precise financial planning, strict accounts receivable management, credit insurance policies and derivative instruments.

Furthermore, the following Group-wide risk management projects were implemented in the 2006/07 business year:

• **Pandemic guideline:** The World Health Organization (WHO) has repeatedly and insistently warned of the possibility of an influenza pandemic as a result of the "bird flu". Most member countries of the WHO have already developed national pandemic emergency plans. As an outbreak of an influenza pandemic could lead to a national and international emergency situation which would affect all segments of society, also the voestalpine Group had to take corresponding preparatory measures. Apart from a series of preventive measures, different scenarios were developed and various arrangements were made for the event of a pandemic, including a possible temporary shutdown of operations. Teams have been appointed to manage activities in an emergency situation. The emergency plans will be evaluated on an annual basis.

• **Guideline regarding raw materials price hedging:** In order to evaluate risks arising out of fluctuations in the price of raw materials, a new risk management tool has been implemented by means of which a "Cash Flow at Risk" will be determined. Taking into account the possibility of passing on fluctuations in prices, the amount of the calculated risk and the individual characteristics of each raw material, hedging will be performed by way of delivery contracts with fixed price agreements or by way of derivative contracts. An internal Group guideline regulates the relevant course of action.

In conclusion, it should be noted that the risks in the voestalpine Group are limited and manageable and do not endanger the continuity of the Group. The entire risk management system is audited every year to verify its efficiency.

Legal information

The share capital of voestalpine AG amounts to EUR 287,784,423.33 and is divided into 158,400,000 no-par-value bearer shares. There are no restrictions on voting rights (1 share = 1 vote). voestalpine AG is unaware of any agreements of its shareholders that restrict voting rights or the transferability of shares.

Raiffeisenlandesbank Oberösterreich Invest GmbH & Co OG, Linz, as well as the voestalpine Employees' Foundation, Linz, each hold more than 10%. Oberbank AG, Linz, and the AXA Group each hold more than 5% of the company's share capital. The voting rights of the shares held in trust by the voestalpine Employees' Foundation (employee shareholding scheme) for the employees of voestalpine AG are exercised by the Management Board of the voestalpine Employees' Foundation. The manner of exercising the voting rights is, however, subject to the consent of the Advisory Board of the voestalpine Employees' Foundation requiring a simple-majority resolution. The Advisory Board is of 6 members representing employees and 6 members representing the employer. The Chairman of the Advisory Board who must be appointed by the employee representatives has the casting vote.

Pursuant to section 4, subsections 2 and 3, of the Articles of Incorporation, the Management Board of voestalpine AG is authorized to increase the company's share capital by up to 10% in order to issue shares to employees, executives and members of the Management Board as well as by up to 20% for other purposes until June 30, 2007 (approved capital). To the extent the creditors of the convertible bond issued by the company in July 2005 make use of their conversion right, the Management Board is further authorized pursuant to section 4, subsection 6, of the Articles of Incorporation to increase the share capital by up to 10%.

Pursuant to a resolution of the Annual General Shareholders' Meeting dated July 5, 2006, the Management Board of voestalpine AG is authorized to repurchase a total of 10% of the company's shares until December 31, 2007. The Management Board of voestalpine AG exercised this right on October 10, 2006. At the end of the 2006/07 business year, the number of repurchased shares amounted to 4,326,726 shares (2.7% of the company's share capital).

With the exception of the terms of the convertible bond issued in July 2005, voestalpine AG has not concluded any significant agreements that would take effect, change or terminate upon a change of control over the company following a tender offer. There are no agreements on compensation between the company and the members of its Management and Supervisory Boards or employees in the event of a public tender offer.

Outlook

The first quarter of the 2007/08 business year of the *voestalpine Group* is marked by consistently high demand. Whereas in the past two years, growth in Europe was fuelled by the continuous rise in exports, more recently, this favorable trend is increasingly supported by dynamic domestic demand. With the exception of the slightly less favorable economic situation in North America, the business climate in the other major economic regions of the world appears to remain stable at a high level, making a negative trend reversal throughout the further course of 2007 unlikely.

In this economic setting, the attractive market environment of the past few months, enjoyed by the *Steel Division*, seems to be protected, at least until the fall of 2007. For the most part, price increases for raw materials witnessed at the beginning of the year could be largely absorbed by corresponding price adjustments for finished products. With demand from all significant customer sectors being consistently strong and neither the inventory situation nor import developments signaling any critical tendencies, the Division Steel anticipates to repeat the positive performance of the past business year in the 2007/08 business year.

At the beginning of the 2007/08 business year, the *Railway Systems Division* started out in much the same way as it had in the previous year. Its core business, rails/turnout systems, is supported by a consistently positive business climate in Europe and a consistently high demand in the overseas markets. Since it began focusing on the most qualitatively demanding market segments, the niche sector of wires has been achieving stable high margins, which are likely to remain constant due to the sustained demand from all over Europe. The development for the next twelve months in the second niche sector, the seamless tubes segment, is the most difficult to forecast. Following a more than three-year rise in the market, the demand for oil-field tubes in specific regions appears to be constant; however, the recently added capacities are having a price-dampening effect. Among other things, on the basis of this information, we are consistently trying to secure attractive margins for the long term in this sector by adding new customer segments for seamless tubes (e.g., in the automotive industry). Overall, it appears that the Division Railway Systems will be able to obtain the same results in 2007/08 as in the previous year.

As far as the primary markets of the *Profilform Division* are concerned, the generally positive economic climate in the European Union and in Eastern Europe is expected to remain unchanged and the slightly weakened, but mainly stable business situation in the US is likely to continue. Sector-wise, the dynamics in the Russian construction industry will remain unchanged, and Western Europe, including Great Britain, is expected to continue on its path of positive growth. An equally stable situation is found in the transportation and storage sector, and even in the automotive industry (especially for commercial vehicle and bus construction) strong demand is likely to continue. In this stable environment, changes to the positive market situation in the tailored sections segment (custom roll forming) appear unlikely. The operating result of the Division Profilform should once again reach the previous year's level, unless the business environment significantly deteriorates in the course of the current business year.

In the *Automotive Division*, the upwards trend witnessed in the past years will continue unabated in the 2007/08 business year. The positive effects of the restructuring and portfolio adjustment measures of the past were already clearly visible in 2006/07. In conjunction with additional market environment improvements, primarily in Europe, and with the above-average operating results contributed by the recently acquired division companies, results for 2007/08 will be higher once again. This continuous upwards trend is supported by a solid development in the laser-welded blanks and structural parts and components segments, the targeted use of additional market potentials for precision and safety parts, and an intended reduction of volatility for large pressed parts. After the Division Automotive grew by thirty percent through acquisitions in the past six months alone, the 2007/08 business year will be mainly characterized by integration measures.

From the current perspective and against the background of consistently positive developments in all four divisions of *voestalpine AG* – excluding acquisitions – it appears likely that the 2007/08 business year will once again yield an operating result approximating EUR 1 billion.

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is a piece of steel.



As one of the most research-intensive companies, voestalpine has always stood for innovative materials and technologies, unique patents and novel ideas. By further developing the high-tech material steel into highly complex applications, we make the future "easier" and "safer".


For us the next
worldwide patent.

Steel Division

Key figures of Steel Division

In millions of euros
Business year 2006/07

	2005/06	2006/07
Revenue	3,315.4	3,680.1
EBITDA	593.6	728.4
EBITDA margin	17.9%	19.8%
EBIT	403.7	544.1
EBIT margin	12.2%	14.8%
Employees	9,388	9,592

Customers of Steel Division

As percentage of divisional revenue
Business year 2006/07



16%
Energy industry
12%
Other
8%
White goods
23%
Automotive
24%
Civil & mechanical engineering
17%
Building & construction subsuppliers

Markets of Steel Division

As percentage of divisional revenue
Business year 2006/07



32%
Austria
19%
Rest of Europe
5%
Asia
14%
Italy
3%
Rest of world
23%
Germany
4%
Benelux

Highlights:

- Revenue rose by 11% from EUR 3,315 million to EUR 3,680 million – the operating result improved by 35% from EUR 404 million to EUR 544 million.
- Excellent performance in all product segments.
- Favorable economic trend counterbalances further increases in raw material and alloy prices.
- Steel production reaches record level.
- EUR 2 billion invesment program "Linz 2010" nears completion as scheduled.

Market environment

During the past business year, the competitive environment was characterized by the progressive consolidation of the steel industry. There is an uninterrupted worldwide progression towards fewer, but larger and predominantly volume-oriented suppliers; this consolidation process has reached its temporary peak in Europe where the largest steel producer by far in the world was formed in the past year.

In 2006, the world production of crude steel reached a new high with 1.24 billion metric tons, representing an increase of 100 million metric tons or 8.8% over the previous year. As in past years, this development was driven by demand in Asia, in particular China, which increased its production by 18.5% from 353 million to 418 million metric tons. This means that every third ton of steel is now produced in China.

However, also the European area could increase its steel production by roughly 6% from 187.3 million to 198.4 million metric tons during calendar year 2006, which is a remarkable increase for a highly industrialized region.

The continuation of these dynamic increases on the production side also led to further increases in the prices of raw materials during the past year. A slight decline in the price of coking coal contrasted with price increases for iron ore and coke. Scrap metal sold at high prices, continuing an upward trend. The price increases for metals were exorbitant, in particular for zinc, which has seen a temporary fourfold price increase during the last two years, as well as for some other important alloying additions, such as nickel and molybdenum. However, it was possible to fully pass on to the market the cost increases of raw materials.

Nevertheless, it is also true that the European-wide incremental increase in steel prices over the year made Europe increasingly more interesting as an import destination. Thus, there was a significant increase in imports starting in the second quarter of 2006, which led to a bifurcation of the market over the further course of the year: Whereas prices – in particular for commodities – had dropped in Southern Europe by the end of 2006, the prices for the traditional customer segments of the Steel Division (in particular the automotive, household appliances and construction industries) in Northern and Central Europe could be maintained at their high levels. In the beginning of 2007, it was again possible to enforce price increases throughout Europe. This upward trend was supported by the general economic trend, which, over the course of the year, was significantly better than predicted.

Business performance

The continued strong demand in all market segments partially resulted in supply bottlenecks in the most important customer segments after they had expanded their own production capacities due to the favorable economic climate. For example, the automotive industry increased its production levels in Europe by 2.2% to 18.4 million units. While the development was essentially very positive within the Western European premium sector, which is an important sector for the voestalpine Group, there was also an increased demand from Eastern Europe due to the new production capacities created in this region.

After substantial increases in the previous business year, there was again a significant production growth in the household appliances industry. The large number of construction projects in Europe and the associated order situation will ensure that customers in this segment operate at full capacity well into 2007.

All in all, price increases could be achieved during the 2006/07 business year, both in short-term and in longer-term supply contracts (though at lower levels for the latter), which more than compensated for the price increases of raw materials. However, this was partly attributable to lagged effects from the past.

Development of the key figures*

In the 2006/07 business year, the Steel Division again achieved record numbers in terms of sales revenue and operating result. The *revenue* increased by 11% from EUR 3,315.4 million to EUR 3,680.1 million. This increase is primarily attributable to the very favorable development of the heavy plate segment and the division's own processing companies (Steel Service Center and hot strip processing), but also to the roughly 7% increase in revenue in the largest segment, the production and processing of flat steel products.

Given the positive price developments and the further optimization of the product mix, the *EBIT* of the Steel Division increased from EUR 403.7 million to EUR 544.1 million, and thus exceeded the previous year's figure by 34.8%. The *EBIT margin* rose from 12.2% to 14.8%.

* Previous year's figures adjusted in accordance with IFRS 5 to voestalpine Stahlhandel Group

In the 2006/07 business year, the average level of earnings across all product groups of the division was roughly 6% above the previous year's figure; during the fourth quarter, the price increase as compared to the preceding quarter was about 4%.
While there were significant increases in all major divisional companies, some of which achieved new all-time highs, the record operating result of the heavy plate segment is particularly noteworthy; it benefited from the continuing boom in the energy and offshore sectors.

Crude steel production at the Linz site reached a new record level, when it exceeded 5 million metric tons for the first time; during the 2006/07 business year, it increased by 5.8% from 4.82 to 5.10 million metric tons. At the Donawitz site (Railway Systems Division), crude steel output increased by 11.3% from 1.41 million metric tons to 1.57 million metric tons, which meant that the voestalpine Group achieved a total increase by 7.1% to a new record level of crude steel production of 6.67 million metric tons (previous year: 6.23 million metric tons).

Quarterly development

	1st Quarter 2006/07	2nd Quarter 2006/07	3rd Quarter 2006/07	4th Quarter 2006/07	BY 2006/07
Revenue	899.6	874.9	887.7	1,017.9	3,680.1
EBITDA	154.7	180.7	178.9	214.1	728.4
EBITDA margin	17.2%	20.7%	20.2%	21.0%	19.8%
EBIT	112.4	131.7	134.9	165.0	544.1
EBIT margin	12.5%	15.1%	15.2%	16.2%	14.8%
Employees	9,430	9,466	9,559	9,592	9,592

In millions of euros

Railway Systems Division

Key figures of Railway Systems Division

In millions of euros
Business year 2006/07

	2005/06	2006/07
Revenue	1,817.7	2,056.3
EBITDA	333.2	424.7
EBITDA margin	18.3%	20.7%
EBIT	247.9	337.5
EBIT margin	13.6%	16.4%
Employees	6,959	7,523

Customers of Railway Systems Division

As percentage of divisional revenue
Business year 2006/07

* Including 50% of the revenue of voestalpine Tubulars acc. to pro-rata consolidation



5 % Civil & mechanical engineering
3 % Building & construction subsuppliers
22 % Energy industry*
12 % Automotive
2 % Other
56 % Railways

Markets of Railway Systems Division

As percentage of divisional revenue
Business year 2006/07



6% Italy
12% Rest of world
14% America
7% Rest of Europe
25% Germany
13% Austria
10% Benelux
13% Rest of EU

Highlights:

- Revenue and operating result reached new record levels.
- Revenue increased by 13.1% from EUR 1,818 million to EUR 2,056 million – EBIT improved by 36.1% from EUR 247.9 million to EUR 337.5 million.
- Favorable development of sales and operating result in the railway and the wire and steel segments.
- Excellent operating result in the seamless tube segment.
- Significant acquisitions and investments strengthen market and technology leadership position.

Market environment

The 2006/07 business year was characterized by excellent economic trends in all major market and customer segments of the division.

In addition to the continued dynamic growth in the regions outside Europe, the positive development on the major European railway markets continued unabated. The declarations of intent of politicians to prioritize the railroad are now increasingly implemented in the form of major new construction and modernization projects, thus leading to corresponding increases in demand, especially in Germany. The same applies to the railway infrastructure in Central and Eastern Europe, in conjunction with increased investments in trans-European networks. At the same time, the dynamic growth continued unabated in Asia – among others, with regard to sophisticated high-speed projects – as well as all over the world in countries exporting raw materials with investments in heavy haul railways, as was the case for the generally positive trend in all other overseas markets.

The past business year was also very positive in the other major customer segments. This not only applies to the oil and gas industry, which continues to generate a brisk demand for high-quality seamless tubes due to the continued expansion of its worldwide production capacities, but also to the construction industry, which grew even more dynamically in the course of the past year, as well as to the civil and mechanical engineering sector. The positive growth rates for key customers in the automotive industry (mainly producers of premium brands and their suppliers) led to an increase in the demand for high-quality wire products, even though also this product segment was not exempt from the general price pressure on suppliers.

Business performance

This generally favorable market environment resulted in a very good performance in the railway sector as well as the wire and steel segments and an extremely favorable performance in the seamless tube segment, with a sales volume that was generally higher than in the previous year and with higher earnings. At the same time, the product mix and the cost structure could be further optimized, which generated new record levels with regard to the revenue and operating result of the Railway Systems Division during the 2006/07 business year, supported by the contributions of newly acquired companies and cost reductions from continued improvement programs of all divisional companies.

In the 2006/07 business year, the *rail technology* business segment benefited from an excellent growth in demand both throughout Europe and in the overseas railway markets. The capacity increase at the new rail rolling mill in Donawitz and further increases in productivity in the TSTG rail rolling mill in Duisburg, coupled with the associated strengthening of the market and technology leadership role, enabled the voestalpine Group to fully meet the increased demand for special tracks and to again significantly improve its performance compared to the previous year with increased supply quantities and higher prices.

In the 2006/07 business year, the voestalpine Group could further strengthen its worldwide leadership position in the *turnout technology* business segment. Specialization on superior turnout technology, used specifically for sophisticated railway projects, such as high-speed and heavy-duty tracks, and the international presence with production sites in the most important and most dynamic railway markets of the world have also led to a significant increase in revenue and operating result over the previous year.

In this regard, the positive market development in Western Europe (particularly in Germany, Austria, Switzerland and the Netherlands), in Eastern Europe and in South Africa should be pointed out.

However, the *rail construction logistics and services* business segment is an exception to the above-average trend during the past business year, because a number of delayed projects (above all, in the Netherlands) caused significant revenue and operating result decreases.

By contrast, the *seamless tube* business segment also achieved a new record result in the 2006/07 business year. Based on the high demand in all product categories – both for quality tubes as well as for custom oil-field tubes (OCTG) – production runs of four shifts achieved the maximum output possible; at the same time, the level of earnings once again increased over the previous year.

The 2006/07 business year was also very favorable for the *steel* segment; both the demand for billets for the downstream processing companies of the division and the demand for semi-finished products for external customers exceeded production capacity – despite operating at full capacity – so that billets even had to be purchased externally. The increased supply quantities and a higher price level enabled this segment to increase both its revenue and its operating result significantly over the previous year.

The development in the *wire* segment was very successful, as well. Based on the generally higher price pressure in the automotive supplier industry, the higher sales volume in this product segment were accompanied by slightly lower earnings, whereas the operating result for the 2006/07 business year was still very favorable due to the strength of the other segments.

Development of the key figures

Compared to the record values of the previous year, the Railway Systems Division significantly improved both its revenue and its operating result in the 2006/07 business year. The *sales revenue* increased by 13.1% from EUR 1,817.7 million to EUR 2,056.3 million, and the operating result *(EBIT)* improved by 36.1% from EUR 247.9 million to EUR 337.5 million. The *EBIT margin* of 16.4% (previous year: 13.6%) made the Railway Systems Division the most profitable division of the voestalpine Group for the second consecutive year.

This positive development is basically due to significantly higher sales and supply quantities and the higher level of earnings as compared to the previous year. In addition, the first-time consolidation of the companies acquired during the 2006/2007 business year contributed to the revenue and operating result increase over the previous year: The German companies voestalpine Draht Finsterwalde GmbH (revenue and operating result of 6 months consolidated) and Rail Center Duisburg GmbH (3 months) as well as TENS Spolka z.o.o., Poland (9 months), and Açotrilho, Brazil (12 months), increased the division's revenue by a total of EUR 47.2 million and significantly improved the operating result.

The 2006/07 business year was not only characterized by an excellent economic climate, but also by significant increases in investments with the focus on environmental and technological measures, above all, at the Donawitz site (casting bay dedusting systems for both blast furnaces, expansion of the desulfurization capacity, coal injection unit, start of investments in additional power plant unit and new water supply plan).

Quarterly development

	1st Quarter 2006/07	2nd Quarter 2006/07	3rd Quarter 2006/07	4th Quarter 2006/07	BY 2006/07
Revenue	521.9	493.5	523.5	517.4	2,056.3
EBITDA	98.4	95.7	111.4	119.2	424.7
EBITDA margin	18.8%	19.4%	21.3%	23.0%	20.7%
EBIT	77.5	74.4	88.8	96.7	337.5
EBIT margin	14.9%	15.1%	17.0%	18.7%	16.4%
Employees	6,990	7,046	7,332	7,523	7,523

In millions of euros

Profilform Division

Key figures of Profilform Division

In millions of euros
Business year 2006/07

	2005/06	2006/07
Revenue	787.1	969.5
EBITDA	118.3	173.3
EBITDA margin	15.0%	17.9%
EBIT	88.3	145.6
EBIT margin	11.2%	15.0%
Employees	2,650	3,314

Customers of Profilform Division

As percentage of divisional revenue
Business year 2006/07


36%
Building & construction subsuppliers
3%
Civil & mechanical engineering
18%
Automotive
16%
Logistics
27%
Other

Markets of Profilform Division

As percentage of divisional revenue
Business year 2006/07


19 %
Germany
8 %
Austria
11 %
France
21 %
Other Europe
3 %
Rest of world
18 %
Great Britain
12 %
Benelux
8 %
North America

Highlights:

- Revenue increase by 23.2% from EUR 787 million to EUR 970 million and operating result improvement by almost two thirds from EUR 88 million to EUR 146 million represent new all-time highs.
- Brisk demand in the most important customer segments.
- Excellent performance in both business segments (tubes/sections and storage technology).
- Leading market position in Europe strengthened through acquisitions in Russia and France.

Market environment

The main customer segments of the Profilform Division exhibited a sustained positive development during the 2006/07 business year. The continuing economic boom generated a very favorable order situation in the construction and construction supply industry, where not only the Western European markets—led by Germany, France and Great Britain—,but also Eastern Europe and Russia stand out. Demand remained at a high level also in the automotive industry, in particular in the commercial vehicles and bus construction segments which are very important for the division.

In 2006/07, the market for storage technology and logistics solutions was again attractive due to the sustained brisk demand and order situation.

Business performance

Based on the favorable economic trend, the 2006/07 business year was very successful for the Profilform Division. With its 14 production plants in the European Union, Eastern Europe, Russia and the USA, the division is close to its customers and could thus directly benefit from the positive market development.

Both business segments of the division – tubes/sections and storage technology – were even able to increase their supply quantities over the previous year's record volumes due to the high level of demand in all major markets.

In addition to integrating the companies acquired in France and Russia, activities during the 2006/07 business year focused on the expansion of the existing production sites in Europe and on storage technology projects in Europe and the USA. This combination of organic growth and growth through acquisitions enabled the Profilform Division to continue to strengthen its position as market and technology leader for tailored sections and advanced storage technology.

Development of the key figures

Higher sales volumes based on the economy-driven high levels of demand as well as increases in the level of earnings due to higher billet prices resulted in a significant revenue increase. At the same time, profitability was enhanced by improvements in operating efficiency and an expansion of the product portfolio towards high-quality specialty products with correspondingly favorable margins.

The *revenue* increased from EUR 787.1 million to EUR 969.5 million, representing an increase by 23.2% over the previous year. The operating result *(EBIT)* improved by nearly two thirds, and with EUR 145.6 million, it exceeded the previous year's operating result of EUR 88.3 million by 64.9%. This increased the *EBIT margin* for the 2006/07 business year from 11.2% to 15.0%.

A significant portion of the revenue and operating result increase was due to the first-time consolidation of the companies acquired during the 2006/07 business year, namely ZAO voestalpine Arkada Profil (Russia, as of May 2006) as well as Société Profilafroid and Société Automatique de Profilage (both France, as of October 2006). These companies had significantly positive results and contributed a total of EUR 86.2 million to the sales revenue of the Profilform Division in the 2006/07 business year.

Quarterly development

	1st Quarter 2006/07	2nd Quarter 2006/07	3rd Quarter 2006/07	4th Quarter 2006/07	BY 2006/07
Revenue	210.6	219.3	255.2	284.4	969.5
EBITDA	34.5	39.4	45.8	53.7	173.3
EBITDA margin	16.4%	18.0%	17.9%	18.9%	17.9%
EBIT	27.9	32.6	39.3	45.8	145.6
EBIT margin	13.2%	14.9%	15.4%	16.1%	15.0%
Employees	3,004	3,054	3,255	3,314	3,314

In millions of euros

Automotive Division

Key figures of Automotive Division

In millions of euros
Business year 2006/07

	2005/06	2006/07
Revenue	789.2	820.4
EBITDA	83.8	90.5
EBITDA margin	10.6%	11.0%
EBIT	38.6	42.5
EBIT margin	4.9%	5.2%
Employees	3,555	4,500

Customers of Automotive Division

As percentage of divisional revenue
Business year 2006/07



74%
Automotive
2%
Civil & mechanical engineering
7%
Other
17%
Building & construction subsuppliers

Markets of Automotive Division

As percentage of divisional revenue
Business year 2006/07



47%
Germany
6%
Great Britain
5%
Rest of world
12%
Benelux
9%
France
5%
Austria
16%
Other Europe

Highlights:

- EBIT margin for the first time over 5% since the division was established.
- Revenue increased by 4% from EUR 789 million to EUR 820 million – EBIT improved by 10.1%, from EUR 38.6 million to EUR 42.5 million.
- Several acquisitions in the area of series production of structural parts and safety components strengthen market position in Western Europe.
- Continued positive development for laser-welded blanks and precision parts.

Market environment

In 2006, the development of the automotive market reflected the development of the global economy. Both automobile production and sales, the two most important indicators for changes in the sector, achieved new record levels in the previous year. Global production increased by almost 4%, automobile sales by roughly 3.5%.

This growth is primarily due to trends in the Far East, while, with just over 2%, the production increase in Europe, which is the most important market for the division, was again below the worldwide average. As in the past years, the European automotive market developed differently, with automobile production in Central and Eastern Europe increasing by more than 18%, while production decreased in Western Europe – even if that decrease was relatively minor with just over 1%.

The dynamic growth, in particular in the Czech Republic and in Slovakia, resulted primarily from the further expansion of capacities of Asian manufacturers, while in Western Europe further restructuring steps were taken to reduce capacities which are still excessive.

All in all, 2006 was a positive year for the Western European premium manufacturers, particularly in Germany. This segment has always been the main customer group of the voestalpine Group in the automotive industry. While some French manufacturers suffered significant reductions, the last year's development was again in Italy following a longer restructuring phase.

Given this inconsistent market environment, direct suppliers of OEMs (Original Equipment Manufacturers) faced particular difficulties in 2006. In addition, there were further price increases for billets and an increased cost pressure from OEMs on suppliers.

As a consequence, the consolidation in the western automotive supplier industry continued unabated during the past year. The developments in North America were even more pronounced than in Western Europe, given the fact that the massive restructuring measures of the three largest automobile manufacturers also led to significant reductions in production levels, closures of plants and increasing concentration in the supplier industry.

Business performance

The business performance of the division reflects the general situation in the industry. There were very positive developments during 2006/07, particularly in those areas that benefited from the continued high demand from premium customers for high-quality products (specifically laser-welded blanks for car bodies) as well as in the precision parts and safety technology segments. These products are not developed and produced in direct competition with OEMs, but primarily with other automotive suppliers. This positive development is the result of the redirection of the division, started some time ago, with the aim to concentrate on those areas that do not involve direct competition with automobile manufacturers and are thus less affected by insourcing, and to expand activities in areas in which the voestalpine Group has recognized and specific material and technology knowledge as well as competency in series production and thus unique advantages over competitors. These activities were expanded by several acquisitions (which are described in detail in the respective section of the Management Report) during the 2006/07 business year.

The past business year proved more difficult in the area of pressing activities (particularly for large pressed parts, which OEMs are now increasingly manufacturing themselves again in order to better fill the available capacities). The North American subsidiary of the Polynorm Group was under particular pressure. As already stated in the Letter to the Shareholders for the first three quarters, it was resolved to divest this site; the respective sales process is scheduled to be completed by the fall of 2007.

Development of the key figures*

The Automotive Division managed to increase its sales revenue as well as its operating result during the 2006/07 business year. The *revenue* increased by 4% from EUR 789.2 million to EUR 820.4 million, with the newly acquired companies Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co. KG and Amstutz Levin & Cie each contributing a three-months revenue (and thus in total – given significantly positive operating results – an additional revenue of EUR 51.3 million).
The division improved its *operating result (EBIT)* by 10.1% from EUR 38.6 million to EUR 42.5 million, its highest value to-date. The *EBIT margin* rose from 4.9% to 5.2%, exceeding the 5% mark for the first time since the establishment of the division in 2001. This level of profitability places it in the top ranks of European automotive suppliers.

The positive development in revenue and operating result is not only attributable to the first-time consolidation of the above-mentioned companies during the fourth quarter of 2006/07, but also to the good business performance in the laser-welded blanks, precision parts and safety technology segments.

Quarterly development

	1st Quarter 2006/07	2nd Quarter 2006/07	3rd Quarter 2006/07	4th Quarter 2006/07	BY 2006/07
Revenue	193.6	183.8	190.0	253.0	820.4
EBITDA	21.4	18.1	21.0	29.9	90.5
EBITDA margin	11.1%	9.9%	11.1%	11.8%	11.0%
EBIT	10.5	7.4	10.0	14.5	42.5
EBIT margin	5.4%	4.1%	5.2%	5.7%	5.2%
Employees	3,501	3,428	3,383	4,500	4,500

In millions of euros

* Previous year's figures adjusted in accordance with IFRS 5 by voestalpine Polynorm Inc.

For other people
this is a tree.



We set the standards which others use for guidance.
Not just for products alone. In the field of
environmental protection, voestalpine is the international
benchmark. We consider growth and ecological
responsibility as complementary parts of the same entity,
always combining investments in new products
and technologies with improved environmental
protection measures.



For us the result of our engagement in environmental protection.

voestalpine AG

Consolidated Financial Statements 2006/07

Consolidated Financial Statements

79 Report of the Supervisory Board
80 Consolidated income statement
81 Consolidated cash flow statement
82 Consolidated balance sheet
84 Statement of changes in equity
86 Notes to the consolidated financial statements
140 Auditor's report
142 Group companies

Service

154 Adresses
160 Glossary, contact, imprint

Report of the Supervisory Board on the 2006/07 business year

In the 2006/07 business year, the Supervisory Board has fulfilled its responsibilities according to the provisions of law and the Articles of Incorporation within the framework of six meetings. On these occasions, the Management Board furnished extensive written and oral disclosure as to the business development and the position of the company.

The annual financial statements and the consolidated financial statements of March 31, 2007, were audited by the annual accounts auditors Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Auditing and Tax Consulting Ltd.), Vienna, who were elected according to the provisions of section 270 UGB (Austrian Companies Code).

Based on the results of the audit, the accounting, the financial statements and the consolidated financial statements conform to the provisions of law and adhere to the stipulations of the Articles of Incorporation. The audit further demonstrated compliance to the fullest extent with the provisions of section 269 UGB (Austrian Companies Code) and as a result the auditors issued an unqualified certification.

There were no grounds for objection. The year-end closing was discussed by the audit committee of the Supervisory Board in the board meeting held on June 5, 2007, and was recommended to the Supervisory Board for approval. The Supervisory Board has examined and approved the financial statements and the consolidated financial statements as well as the status report and the proposal for profit distribution. The financial statements are thus established pursuant to section 125 Companies Act (Aktiengesetz).

The consolidated financial statements were compiled according to the International Financial Reporting Standards (IFRS). These financial statements were also audited by Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH (Auditing and Tax Consulting Ltd.), Vienna, and accorded an unqualified certification. The Supervisory Board acknowledged and approved the consolidated financial statements and status report.

It is stated that the 2006/07 business year closed with a balance sheet profit of EUR 247,000,000.00. It is proposed to distribute a dividend of EUR 1.45 per share with dividend rights – and to carry the remainder forward to the new account.

The Supervisory Board

Dr. Joachim Lemppenau
(Chairman)

Linz, June 5, 2007

voestalpine AG

Consolidated income statement 2006/07

	Notes	2005/06	2006/07
Revenue	1	**6,230,603**	**7,049,817**
Cost of sales		–4,780,448	–5,243,084
Gross profit		**1,450,155**	**1,806,733**
Other operating income	2	163,192	190,198
Distribution costs		–414,071	–467,637
Administrative expenses		–297,557	–353,872
Other operating expenses	3	–177,645	–162,737
Profit from operations (EBIT)		**724,074**	**1,012,685**
Share of profit of associates	4	13,865	16,461
Finance income	5	48,060	65,262
Finance costs	6	–111,749	–117,198
Profit before tax (EBT)		**674,250**	**977,210**
Income tax expense	7	–154,520	–221,526
Profit for the period from continuing operations		**519,730**	**755,684**
Discontinued operations	8	6,183	9,212
Profit for the period		**525,913**	**764,896**
Attributable to:			
Equity holders of the parent		519,461	757,403
Minority interest		6,452	7,493
Basic earnings per share from continuing operations (euros)	28	**3.25**	**4.77**
Diluted earnings per share from continuing operations (euros)		**3.10**	**4.42**

In thousands of euros

voestalpine AG

Consolidated cash flow statement 2006/07

	Notes	2005/06	2006/07
Operating activities			
Profit for the period		525,913	764,896
Adjustments	24	319,971	354,472
Changes in working capital		14,205	–149,196
Cash flows from operating activities		**860,089**	**970,172**
Investing activities			
Additions of other intangible assets, property, plant and equipment		–485,497	–583,418
Income from disposals of assets		24,240	24,047
Cash flows from changes in the consolidation range and acquisitions of minority interest		–37,037	–47,272
Additions of other financial assets		–134,986	12,172
Cash flows from investing activities		**–633,280**	**–594,471**
Financing activities			
Dividends paid		–83,006	–122,743
Dividends paid to minority interest/other changes in equity		–3,628	–4,363
Acquisitions/disposals of own shares, convertible bond		–258	–225,675
Borrowing/repayment of financial liabilities		200,424	–183,695
Cash flows from financing activities		**113,532**	**–536,476**
Net decrease/increase in cash and cash equivalents		**340,341**	**–160,775**
Cash and cash equivalents, beginning of year		177,489	513,228
Net exchange differences		–4,602	3,682
Cash and cash equivalents, end of year	16	**513,228**	**356,135**

In thousands of euros

voestalpine AG

Consolidated balance sheet for the year ended March 31, 2007

Assets

	Notes	03/31/2006*	03/31/2007
A. Non-current assets			
Property, plant and equipment	9	2,318,991	2,660,781
Goodwill	10	247,214	312,829
Other intangible assets	11	58,066	105,526
Investments in associates	12	63,820	85,967
Other financial assets	12	100,381	81,250
Deferred tax assets	13	104,348	116,060
		2,892,820	**3,362,413**
B. Current assets			
Inventories	14	1,275,671	1,422,647
Trade and other receivables	15	1,143,719	1,293,773
Other financial assets	12	333,201	389,871
Cash and cash equivalents	16	513,228	356,135
		3,265,819	**3,462,426**
Total assets		**6,158,639**	**6,824,839**

* Insignificant assets and liabilities from discontinued operations are separated in the Notes.

In thousands of euros

Equity and liabilities

	Notes	03/31/2006*	03/31/2007
A. Equity			
Share capital		287,784	287,784
Capital reserves		470,843	442,939
Other reserves		8,606	–179,702
Retained earnings		1,718,918	2,321,931
Equity attributable to equity holders of the parent		2,486,151	2,872,952
Minority interest		61,138	53,348
	17	**2,547,289**	**2,926,300**
B. Non-current liabilities			
Pensions and other employee benefits	18	551,581	566,093
Provisions	19	24,693	20,989
Deferred tax liabilities	13	67,191	85,273
Financial liabilities	20	832,332	739,583
		1,475,797	**1,411,938**
C. Current liabilities			
Provisions	19	428,192	409,546
Financial liabilities	20	512,891	629,564
Trade and other payables	21	1,194,470	1,447,491
		2,135,553	**2,486,601**
Total equity and liabilities		**6,158,639**	**6,824,839**

In thousands of euros

voestalpine AG

Statement of changes in equity 2006/07

	Share capital	Capital reserves	Other reserves: Translation reserve	Other reserves: Hedging reserve	Other reserves: Reserve for own shares
Balance as of April 1, 2005	**287,784**	**451,756**	**–1,239**	**–5,231**	**–573**
Hedge accounting	0	0	0	10,315	0
Currency translation	0	0	5,592	0	0
Actuarial gains/losses (including deferred tax)	0	0	0	0	0
Total income and expense for the year recognized directly in equity	**0**	**0**	**5,592**	**10,315**	**0**
Profit for the period	0	0	0	0	0
Total income and expense for the year	**0**	**0**	**5,592**	**10,315**	**0**
Own shares acquired/disposed	0	0	0	0	–258
Dividends	0	0	0	0	0
Convertible bond	0	19,087	0	0	0
Share-based payment	0	0	0	0	0
Other changes	0	0	0	0	0
Balance as of March 31, 2006 = Balance as of April 1, 2006	**287,784**	**470,843**	**4,353**	**5,084**	**–831**
Hedge accounting	0	0	0	–1,428	0
Currency translation	0	0	–6,048	0	0
Actuarial gains/losses (including deferred tax)	0	0	0	0	0
Total income and expense for the year recognized directly in equity	**0**	**0**	**–6,048**	**–1,428**	**0**
Profit for the period	0	0	0	0	0
Total income and expense for the year	**0**	**0**	**–6,048**	**–1,428**	**0**
Own shares acquired/disposed	0	4,215	0	0	–180,979
Dividends	0	0	0	0	0
Convertible bond	0	–48,910	0	0	0
Share-based payment	0	16,727	0	0	0
Other changes	0	64	147	0	0
Balance as of March 31, 2007	**287,784**	**442,939**	**–1,548**	**3,656**	**–181,810**

Actuarial gains/losses	Retained earnings	Total attributable to equity holders of the parent	Minority interest	Total equity
−41,609	**1,386,020**	**2,076,908**	**47,777**	**2,124,685**
0	0	10,315	53	10,368
0	0	5,592	247	5,839
−56,723	0	−56,723	−212	−56,935
−56,723	**0**	**−40,816**	**88**	**−40,728**
0	519,461	519,461	6,452	525,913
−56,723	**519,461**	**478,645**	**6,540**	**485,185**
0	0	−258	0	−258
0	−83,006	−83,006	−3,628	−86,634
0	0	19,087	0	19,087
0	5,545	5,545	0	5,545
0	−10,770	−10,770	10,449	−321
−98,332	**1,817,250**	**2,486,151**	**61,138**	**2,547,289**
0	0	−1,428	107	−1,321
0	0	−6,048	−774	−6,822
−9,217	0	−9,217	−28	−9,245
−9,217	**0**	**−16,693**	**−695**	**−17,388**
0	757,403	757,403	7,493	764,896
−9,217	**757,403**	**740,710**	**6,798**	**747,508**
0	0	−176,764	0	−176,764
0	−122,743	−122,743	−4,363	−127,106
0	0	−48,910	0	−48,910
0	−5,545	11,182	60	11,242
−8	−16,877	−16,674	−10,285	−26,959
−107,557	**2,429,488**	**2,872,952**	**53,348**	**2,926,300**

In thousands of euros

Notes to the consolidated financial statements 2006/07

A. General information and nature of operations

The principal activities of voestalpine AG and its subsidiaries (hereinafter referred to as the "Group") include the manufacture, processing and sale of materials made from steel, research and development in the area of metallurgy, advanced metal processing and materials technology.

voestalpine AG is the Group's ultimate parent company which prepares consolidated financial statements. It is incorporated and domiciled in Linz, Austria. The address of voestalpine AG's registered office is voestalpine-Strasse 1, 4020 Linz, Austria. The shares of voestalpine AG are listed on the stock exchange in Vienna, Austria.

The consolidated financial statements for the year ended March 31, 2007 (including the comparatives for the year ended March 31, 2006) have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standard Board (IASB) and adopted by the European Union.

The consolidated financial statements are presented in euros (= functional currency of the parent company) rounded to the nearest thousand.

The consolidated income statement is prepared based on the cost-of-sales procedure.

The consolidated financial statements were approved by the Management Board of voestalpine AG on May 22, 2007.

B. Summary of accounting policies

Consolidation methods

The financial statements of all subsidiaries or proportionately consolidated entities are prepared in accordance with standard accounting practices and valuation methods. For entities consolidated using the equity method, local reporting and valuation methods are maintained if the relevant amounts are immaterial.

Where subsidiaries are consolidated for the first time, the assets and liabilities and contingent liabilities are assessed at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognized as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to profit and loss in the period of acquisition. Hidden reserves or charges attributable to minority shareholders are also disclosed. The fair values of the put options of the minority shareholders are recorded as contingent liabilities.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Foreign currency translation

In accordance with IAS 21, the annual financial statements of foreign companies included in the consolidated financial statements are translated into euros using the functional currency method. The relevant national currency is the functional currency in all cases since these entities operate independently from a financial, economic and organizational perspective. Assets and liabilities have been translated into euros at the closing rate at the balance sheet date. Income and expenses have been converted into euros at the average rates over the reporting period.

Equity items are valued at historical exchange rates. Goodwill from acquisitions of foreign entities has been calculated in euros following initial consolidation.

Any currency translation differences have been directly charged or credited to the currency translation reserve in equity.

In the separate financial statements of the consolidated entities, foreign currency transactions are translated into the functional currency of the individual entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of remaining balances at year-end exchange rates are recognized in the consolidated income statement.

Currency exchange rates of key currencies have shown the following trends:

Closing rate	03/31/2006	03/31/2007
USD	1.2104	1.3318
GBP	0.6964	0.6798
Annual average rate	**2005/06**	**2006/07**
USD	1.2174	1.2828
GBP	0.6821	0.6779

Estimates

The preparation of consolidated financial statements in conformity with IFRS requires estimates and assumptions that affect the reported amounts of assets and liabilities and/or income and expenses. Actual results may differ from these estimates. Estimates are made with the intention of adhering to the "true and fair view" principle.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised.

Recognition of revenues and expenses

Revenues arising from the provision of goods and services are realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the time such liability is incurred.

Grants for investments in property, plant and equipment are recognized as liabilities and depreciated over the useful life of the non-current asset. Cost subsidies are recognized in the period in which the associated expenses are recognized. Government grants of EUR 22.7 million (2005/06: EUR 18.7 million) for investments, research and development as well as promotion of job opportunities were recognized in the consolidated income statement. In the 2006/07 business year, the expenses for research and development amounted to EUR 66.0 million (2005/06: EUR 61.5 million).

Borrowing costs

All borrowing costs are expensed as incurred.

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost or manufacturing cost less accumulated depreciation and any impairment losses.

The cost of self-constructed assets includes the cost of materials, direct labor and an appropriate proportion of production overheads. Costs of borrowing are recognized in the consolidated income statement in the period in which they are incurred.

Depreciation is charged on a straight-line basis over the estimated useful lives. Land is not depreciated. The estimated useful lives are as follows:

Buildings	2.0 – 20.0%
Plant and equipment	3.3 – 25.0%
Fixtures and fittings	5.0 – 20.0%

Investment property is recognized at amortized cost.

Leasing

Leases are classified as finance leases when these are viewed commercially as asset purchases with long-term finance. All other leases are classified as operating leases. Rentals payable under operating leases are recognized as expenses in the consolidated income statement.

Assets held under finance leases are initially recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the consolidated balance sheet as a finance lease obligation.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as comparable acquired assets or, where shorter, over the term of the relevant lease. The Group does not act as a lessor.

Goodwill

All corporate acquisitions are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries and associates.

Goodwill is allocated to cash-generating units and, in accordance with IFRS 3, it is not depreciated according to schedule, but tested at least annually for impairment. With respect to associated companies, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognized directly in profit or loss.

On disposal of a subsidiary or associate, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Other intangible assets

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as an expense as incurred. In accordance with IAS 38.57, development expenditure is capitalized if the relevant criteria are met. Expenditure on internally generated goodwill and brands is immediately recognized as an expense as incurred.

Other intangible assets that are acquired by the Group are stated at cost less accumulated scheduled and unscheduled amortization. Amortization is charged to the income statement on a straight-line basis over the estimated useful lives (three to twelve years).

Impairment testing of goodwill, other intangible assets and property, plant and equipment

Individual assets or cash-generating units that include goodwill and other intangible assets with an indefinite useful life are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). In particular, goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which the management controls the related cash flows.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of net selling price and value in use. Impairment losses recognized in respect of cash-generating units, to which goodwill has been allocated, reduce the carrying amount of goodwill initially. Any remaining impairment loss reduces pro rata the carrying amounts of the assets in the cash-generating unit.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist.

Investments in associates

The results and assets and liabilities of associates, which are not of minor importance, are incorporated in the consolidated financial statements using the equity method.

Other financial assets

Investments in subsidiaries and associates, which are not incorporated in these consolidated financial statements using the full, proportionate or equity consolidation method, are reported under "Other financial assets" at acquisition cost or their lower market value.

Securities are recognized at fair value, using the fair value option. Changes in fair value are recognized in the income statement.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on the taxable profit of the year and is calculated using tax rates that were valid at the balance sheet date.

In accordance with IAS 12, all temporary valuation and reporting differences between tax values and consolidated financial statements are included in the deferred taxes. Deferred tax assets on losses carried forward are capitalized to the extent that they will be reversed within a foreseeable period.

The calculation of deferred taxes is based on the respective local tax rates. Fixed future tax rates are also taken into account for deferred values.

Emission rights

After the withdrawal of IFRIC 3 "Emission Rights" by the IASB, emission rights are measured at cost amounting to zero as the rights have been allocated free of charge.

Inventories

Inventories are stated at the lower of cost and net realizable value. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Where inventories are comparable, costs are determined by the weighted average method or similar methods. Costs include directly attributable expenses and all proportionate cost of materials and production overheads, based on normal capacity usage. Interest charges and selling and administrative expenses are not capitalized.

Trade and other receivables

Trade and other receivables are stated at nominal value. Individually identifiable risks are reflected in credit insurances. Non-interest or low-interest-bearing receivables with a remaining term in excess of one year are recorded at discounted present value.

Construction contracts are based on reliable measurement of the stage of completion, contract costs and contract revenue, which are recognized as revenue and expenses respectively of the contract activity (percentage of completion method).

Accruals are reported under other receivables and other liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash at banks and on hand as well as checks and are recognized at fair value.

Pensions and other employee benefits

Employee benefits include provisions for severance payments, pensions and long-service bonuses and are recognized according to IAS 19 using the projected unit credit method.

Employees of Austrian group companies, who began their employment before January 1, 2003, receive a one-off severance payment if their employment is terminated by the employer or if they retire. The payment is dependent on the number of years of service and the relevant salary or wages at the time the employment ceases. For employments beginning after December 31, 2002, this obligation has been converted into a contribution-oriented system. These payments to external pension funds are recognized as expenses.

Within the Group (especially in Austria and the Netherlands) there are defined contribution and defined benefit pension plans. Defined contribution plans carry no future obligation after the payment of premiums. Defined benefit plans guarantee the employee a specific retirement benefit, which is based on a certain percentage of salaries or wages depending on years of service or on a valorized fixed amount per year of service. Defined benefit plans are stated in the financial statements of the respective entities until the contractual date when the pensions become irrevocable. After that date the pensions are covered by the pension fund.

In accordance with IAS 19.93A, actuarial gains and losses affecting provisions for severance payments and pensions are recognized in the year, in which they occur, without affecting net income. Actuarial gains and losses affecting long-service bonuses are recognized in the consolidated income statement as incurred.

The valuation of employee benefits is based on the following parameters:

	2005/06	2006/07
Interest rate (%)	4.50	4.75
Salary/wage increases (%)	3.00	3.50
Pension increases (%)	2.50	2.50
Retirement age men/women (years)	max. 65/60	max. 65/60
Life expectancy tables	Heubeck 1998	Heubeck 1998

Interest expenses related to employee benefits are included in the "finance costs" in the consolidated income statement.

Other provisions

Other provisions are stated at the amount which reflects the most probable value based on a reliable estimate, when the Group has a present obligation as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting.

Liabilities

Liabilities are stated at amortized cost.

Financial instruments

Liquidity risk - Financing

The liquidity risk indicates the ability to raise funds at any time to clear liabilities.

The essential instrument for controlling the liquidity risk is a precise financial plan, which, ensuing from the operative companies, is submitted quarterly directly to the Group treasury of voestalpine AG. A tool developed by the Group for long-term financial planning locates any financing gaps. The funding requirements and bank credit lines are determined from the consolidated results.

Financing of operating funds is carried out by the Group treasury. A central clearing system implements a daily intra-group financial equalization adjustment. Companies with liquidity surpluses put the funds indirectly at the disposal of companies with liquidity requirements. The excess is placed with the principal banks by the Group treasury. In this way, a decrease in the volume of borrowings and an optimization of the net interest income are achieved.

The sources of financing are selected on the basis of the principle of bank independence. Financial relationships currently exist with about 25 different domestic and foreign banks.

Credit risk

Credit risk describes losses which can occur through non-fulfillment of contractual obligations by individual business partners.

The credit risk of the underlying transactions is kept low by precise management of receivables. A high percentage of the underlying transactions are hedged through credit insurance. In addition, there are security deposits through banks, such as guarantees and letters of credit.

Internal guidelines regulate the credit risk management of financial transactions. The minimum rating for investments in securities, for example, is "AA-" according to Standard & Poor's. Furthermore, all investments and derivatives transactions are limited for each contracting party, meaning that the amount of the limit depends on the rating and the amount of equity of the bank.

The credit risk for derivative financial instruments is limited to transactions with a positive market value and, of these, to replacement costs. Therefore, derivatives transactions are only valued at 20% of the limit (30% in the case of cross-currency swaps). Derivatives transactions are almost exclusively based on standardized master agreements.

Price risk

Determination of price risk: To quantify interest and currency risk, voestalpine AG utilizes the value-at-risk concept. The maximum loss potential within the next business day and within one year is determined with 95% certainty. For managing interest, the present-value-basis-point concept is additionally used. To evaluate the risk from price changes for raw materials, the cash-flow-at-risk concept is applied. The risk horizon for raw materials is one to three years.

Currency risk

The biggest currency item of the Group arises from raw material acquisitions in USD and to a lesser degree from exports to the non-EUR area.

An initial hedge is provided by naturally covered items, where, for example, trade receivables in USD are balanced by liabilities for the purchase of raw materials in USD (USD netting). There is further potential from the utilization of derivative hedging instruments. voestalpine AG hedges the budgeted foreign currency payment flows (net) of the next 12 months. Longer-term hedging occurs only for contracted projects. The coverage ratio is between 50% and 100%. The further in the future the cash flow, the lower the security ratio. There is no indirect currency risk.

Interest rate risk

voestalpine AG differentiates between cash flow risk (the risk that interest expenses or interest income change for the worse) for variable-interest financial instruments and present value risk for fixed-interest financial instruments. The Group strategy aims at reducing the impact volatility of interest rate fluctuations by using the portfolio effect. As to interest rate commitments, the strategy is directed at achieving approximate equilibrium between fixed and variable rates; in periods of lower interest rates, an extension of interest rate commitments is aimed for.

Financial risk management – Corporate finance organization

Financial risk management was extended by the addition of the commodity risk management sector. Financial risk management is centrally organized regarding guideline responsibility, strategy determination and goal definition. The existing rules cover targets, principles, duties and responsibilities both for the Group treasury and for the individual Group companies. In addition, they cover the topics of pooling, money market, credit and securities management and the foreign currency, interest and liquidity risk, as well as reporting. The Group treasury, acting as a service center, is responsible for implementation. Three different departments are responsible for the conclusion of contracts, the processing of transactions and the recording of entries, which guarantees a six-eyes principle. The guidelines and compliance with them as well as all business processes are audited annually by an additional external auditor.

The fixed assets are financed completely by shareholder equity. The equity ratio has been stable at approx. 40% for a number of years.

It is part of our corporate policy to keep a constant watch on financial risks, to quantify them and to hedge against them, where it is wise to do so. Our willingness to accept risk tends to be low. Risks posing a threat to the continued existence of the companies have to be hedged; in other respects the strategy aims at reducing volatility in cash flow and income. Hedging of market risks is done to a large extent by means of derivative financial instruments.

Derivative financial instruments

Derivative financial instruments are used exclusively for hedging and include interest rate and currency swaps, cross-currency swaps, forward foreign exchange transactions, interest rate and currency options as well as commodity derivatives. They are stated at fair value. Hedge accounting is applied to the majority of derivative financial instruments. Any resultant gains or losses are recognized directly in equity. When the underlying transaction is recognized, the cumulative gain or loss previously recognized directly in equity is recognized as income.

Fair value

Derivative currency transactions are valued daily according to the mark-to-market method. This evaluation determines the value that would be realized if the hedging operation was closed (liquidation method).

Stock option program

In the 2001/02 business year, voestalpine AG started a stock option program for the first time. This program was discontinued as of July 31, 2006.

At the annual shareholder meeting on July 5, 2006, a new stock option program was resolved.
These new options can be exercised between July 1, 2008, and June 30, 2011, in compliance with the Issuer Compliance Directive. The options can be exercised as long as the holder of the option is a current employee or officer of voestalpine AG or of one of its subsidiaries.

If, at the exercise date, the share price is at least 15% above the exercise price, each stock option program participant is allowed to exercise 50% of his options. The exercise price amounts to EUR 29.78 and equals the average of daily closing prices from August 1, 2006, to September 30, 2006. The fair value of these options at the grant date was calculated by an independent auditor using the Monte Carlo simulation method.

If the closing share price at the exercise date is above the Dow Jones EUROSTOXX 600, 50% of the options may be exercised, with relative performance measured from July 1, 2006. The market value of the options is calculated by an independent auditor based on the binomial method.

Each option entitles the participant to subscribe to one voestalpine AG share. voestalpine AG intends to fulfill this obligation with shares. The holder of the option has no voting rights. According to IFRS 2, the transfer must be seen as a share-based payment transaction. Options are valued at their fair value at the grant date (personnel expenses). The offsetting entry is reported directly in equity.

Employee stock participation program

The employee stock participation program is based on collective bargaining agreements over several business years. In 2001/02, employees received shares of voestalpine AG in return for wage and salary concessions of 1% (see Notes to the Consolidated Financial Statements for 2001/02).

In 2002/03, 2003/04 and 2005/06 respectively, 0.5% of the total amount of the wages and salaries necessary for the increase were used for the participation of employees in voestalpine AG. The actual amount is calculated from the amount of the wage and salary concessions determined monthly on the basis of November 1, 2002, 2003 and 2005, applying an annual increase of 3.5%.

Agreements between the employees' council and the company were concluded in order to implement the employee stock participation program. The shares were acquired by the voestalpine employees' private foundation and will be transferred to the employees according to their respective wage and salary concessions. The value of the consideration is not dependent on price fluctuations. Therefore, IFRS 2 is not applied for the allocation of stocks because of lower collective bargaining agreements.

Moreover, premiums for employees are rewarded in shares. According to IFRS 2, in cases of share-based payment with equity-settled plans the fair value is recognized as personnel expenses, with the offsetting entry reported directly in equity.

On March 31, 2007, the voestalpine employees' private foundation held approximately 10.3% of the voestalpine AG shares in trust for the employees.

C. Companies included in the consolidation

The scope of consolidation (see appendix to the Notes "Group companies") is established in accordance with IFRS. In addition to the financial statements of voestalpine AG, the consolidated financial statements also incorporate the financial statements of entities controlled by voestalpine AG (and their subsidiaries).

Subsidiaries are entities controlled by the Group. Control exists when the Group has the direct or indirect potential to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Associates are those entities over which the Group has significant influence without having control over the financial and operating policies. The consolidated financial statements include these entities using proportionate consolidation or the equity method of consolidation, from the date on which significant influence commences until the date on which significant influence ceases. The Group's investments in associates are reported in the appendix to the Notes "Group companies".

The following table shows the pro-rata values for entities included in the financial statements by proportionate consolidation:

	03/31/2006	03/31/2007
Non-current assets	21.1	22.0
Current assets	117.9	155.2
	139.0	**177.2**
Equity	78.7	29.5
Non-current liabilities	10.1	11.0
Current liabilities	50.2	136.7
	139.0	**177.2**
	2005/06	**2006/07**
Revenue	251.6	304.5
Profit for the period	72.6	82.4

In millions of euros

The following table shows the values (100%) for associates consolidated in the financial statements by the equity method of consolidation:

	03/31/2006	03/31/2007
Non-current assets	133.5	159.6
Current assets	431.3	469.1
	564.8	**628.7**
Equity	180.3	189.1
Non-current liabilities	17.5	28.2
Current liabilities	367.0	411.4
	564.8	**628.7**

	2005/06	2006/07
Revenue	1,790.6	1,778.2
Profit for the period	59.1	64.1

In millions of euros

Changes to the companies included in the consolidation were as follows during the reporting year:

	Full consolidation	Proportionate consolidation	Equity method
As of April 1, 2006	**150**	**3**	**12**
Change in consolidation method			
Acquisitions	2		1
Disposals			
Reorganizations	–2		
Divested or disposals	–11		–3
Acquisitions	17		2
As of March 31, 2007	**156**	**3**	**12**
Of which foreign companies	116	1	5

The following companies were deconsolidated during the 2006/07 business year:

Name of entity	Date of deconsolidation
Full consolidation in 2005/06:	
Eisenhandel Gebeshuber GmbH	March 31, 2007
Köllensperger Stahlhandel GmbH & Co KG	Jan. 1, 2007
Nedconsult B.V.	May 18, 2006
NEPTUN STAHLHANDEL GmbH	Jan. 1, 2007
SCHROTT-WALTNER Eisen, Metalle, Maschinen Gesellschaft mit beschränkter Haftung	March 31, 2007
SK Nedcon s.r.o.	Jan. 31, 2007
VAE Brasil Produtos Ferroviarios Ltda.	March 1, 2007
Veting voestalpine d.o.o.	Jan. 1, 2007
voestalpine Rohstoffhandel GmbH	March 31, 2007
voestalpine Stahlhandel GmbH	Jan. 1, 2007
voestalpine Stahlhandel spol.s.r.o.	Jan. 1, 2007

D. Acquisitions of subsidiaries

The following entities are included in the consolidated financial statements for the first time in the 2006/07 business year:

Name of entity	% of shares	Date of initial consolidation
Full consolidation:		
Advanced Railway Systems GmbH	100.000	Nov. 29, 2006
Amstutz Levin & Cie, SA	99.999	Jan. 1, 2007
Coriolis, SA	99.999	Jan. 1, 2007
voestalpine Draht Finsterwalde GmbH	100.000	Oct. 1, 2006
Gutbrod Schmölln GmbH	100.000	Jan. 1, 2007
Gutbrod Stanz- und Umformtechnik GmbH	100.000	Jan. 1, 2007
Hügel GmbH & Co KG	100.000	Jan. 1, 2007
Hügel Holding GmbH	100.000	Jan. 1, 2007
Kadow und Riese Laser- und Umformtechnik GmbH	100.000	Jan. 1, 2007
voestalpine Railcenter Duisburg GmbH	75.171	Jan. 1, 2007
Société Automatique de Profilage, SAS	100.000	Oct. 1, 2006
Société Profilafroid, SA	100.000	Oct. 1, 2006
Stamptec France SAS	100.000	Jan. 1, 2007
Stamptec Holding GmbH	51.000	Jan. 1, 2007
TENS Spolka z.o.o.	80.000	July 1, 2006
Verwaltungsgesellschaft Hügel mbH	100.000	Jan. 1, 2007
ZAO voestalpine Arkada Profil	80.000	May 1, 2006
VAE Brasil Produtos Ferroviarios Ltda (formerly Acotrilho Industria)	59.000	April 1, 2006
voestalpine Steel Service Center Polska Sp. z o.o.	100.000	April 1, 2006

The acquisitions have contributed a net profit of EUR 10.4 million to the profit for the period since their initial consolidation during the business year.

The acquisitions had the following effect on the consolidated financial statements:

	Recognized values	Fair value adjustments	Carrying amounts
Non-current assets	195.9	54.9	141.0
Current assets	201.9	0.0	201.9
Non-current liabilities	–229.3	–20.2	–209.1
Current liabilities	–153.7	0.0	–153.7
Net identifiable assets and liabilities	**14.8**	**34.7**	**–19.9**
Equity settlement/negative minority interest	12.2		
Goodwill/badwill on acquisition	61.9		
Costs of acquisition	**88.9**		
Cash and cash equivalents acquired	–14.1		
Net cash outflow	**74.8**		

In millions of euros

The increase in majority interest is treated as a transaction between owners. The difference between the costs of acquisition for the additional shares and the pro-rata carrying value of the minority interest is reported directly in equity. In this reporting period, EUR 2.8 million were reported directly in equity. The exercise of put options after the date of balance will have a negative influence on equity in the next reporting period with an amount of around EUR 40 million.

E. Notes and other remarks

1. Segment reporting

Segment information is presented in respect of the Group's business segments and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Intersegment pricing is determined on an arm's length basis. The previous year's values from the Steel and Automotive Divisions were adjusted retrospectively.

Geographical segments

The secondary format, geographical segments, is presented according to IAS 14.69.

External revenue
Segment assets
Investments

Business segments

	Steel Division		Railway Systems Division	
	2005/06	2006/07	2005/06	2006/07
Revenue (total)	4,639.2	5,302.0	2,462.9	2,779.2
Of which intersegment revenue	1,323.8	1,621.9	645.3	722.9
Segment revenue	3,315.4	3,680.1	1,817.6	2,056.3
Profit from operations	403.7	544.1	247.9	337.5
Share of profit of associates	12.2	12.4	0.0	0.0
EBITDA	593.6	728.4	333.2	424.7
Segment assets	3,065.1	3,403.6	1,614.8	1,806.5
Of which investments in associates	48.6	67.7	0.0	0.0
Segment liabilities	1,792.9	1,814.0	926.9	1,320.4
Investments	288.4	456.7	131.5	168.5
Depreciation and amortization	189.9	184.3	85.3	87.2
Employees (without apprentices)	9,388	9,592	6,959	7,523

	Austria		European Union		Other countries		Total Group	
	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07
	1,056.4	1,146.8	4,018.9	4,626.7	1,155.3	1,276.3	6,230.6	7,049.8
	5,319.8	5,725.0	676.6	940.5	162.2	159.3	6,158.6	6,824.8
	451.6	613.4	90.7	257.1	17.6	17.6	559.9	888.1

In millions of euros

	Profilform Division		Automotive Division		Other/consolidation		Total Group	
	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07	2005/06	2006/07
	881.5	1,090.9	934.9	968.4	51.3	77.6	8,969.8	10,218.1
	94.4	121.4	145.7	148.0	530.0	554.1	2,739.2	3,168.3
	787.1	969.5	789.2	820.4	–478.7	–476.5	6,230.6	7,049.8
	88.3	145.6	38.6	42.5	–54.4	–57.0	724.1	1,012.7
	0.2	0.4	0.0	0.0	1.5	3.7	13.9	16.5
	118.3	173.3	83.8	90.5	–49.9	–51.9	1,079.0	1,365.0
	568.4	710.6	908.9	1,151.2	1.4	–247.1	6,158.6	6,824.8
	0.0	0.4	0.0	0.0	15.2	17.9	63.8	86.0
	300.1	359.1	578.2	824.6	13.2	–419.6	3,611.3	3,898.5
	25.7	40.9	114.6	215.7	–0.3	6.3	559.9	888.1
	30.0	27.7	45.2	48.0	4.5	5.1	354.9	352.3
	2,650	3,314	3,555	4,500	366	397	22,918	25,326

In millions of euros

2. Other operating income

	2005/06	2006/07
Net gain on disposal of property, plant and equipment	11.1	6.8
Release of unused provisions	18.0	39.6
Other operating income	134.1	143.8
	163.2	**190.2**

In millions of euros

3. Other operating expenses

	2005/06	2006/07
Taxes other than income taxes	13.4	9.1
Impairment losses on goodwill	0.0	0.0
Losses on disposal of property, plant and equipment	2.3	0.7
Other operating expenses	161.9	152.9
	177.6	**162.7**

In millions of euros

4. Share of profit of associates

	2005/06	2006/07
Income from associates	14.1	18.1
Expenses from associates	–0.2	–1.6
	13.9	**16.5**

In millions of euros

Income from associates is mainly attributable to Metalservice s.p.a., Wuppermann Austria GmbH and VA Intertrading GmbH.

5. Finance income

	2005/06	2006/07
Income from investments	1.5	5.2
Of which from affiliated companies	1.0	4.9
Income from other long-term securities and loans	6.7	6.9
Of which from affiliated companies	0.0	0.0
Other interest income	28.7	45.1
Of which from affiliated companies	0.2	1.1
Income from disposals and remeasurement of investments at fair value	11.2	8.1
	48.1	**65.3**

In millions of euros

6. Finance costs

	2005/06	2006/07
Expenses from investments		
Net loss on remeasurement of investments at fair value	1.0	1.7
Expenses from affiliated companies	0.0	0.1
Other expenses	0.0	0.0
	1.0	**1.8**
Other interest expenses	110.7	115.4
Of which from affiliated companies	0.2	3.1
	111.7	**117.2**

In millions of euros

7. Income taxes

Income taxes include income taxes paid and owed by Group companies as well as deferred taxes.

	2005/06	2006/07
Current tax expense	187.1	212.5
Deferred tax expense	-32.6	9.0
	154.5	**221.5**

In millions of euros

The following reconciliation shows the difference between the Austrian corporate tax rate of 25% and the effective Group tax rate:

	2005/06		2006/07	
Profit before tax		**674.3**		**977.2**
Income tax using the Austrian corporate tax rate	25.0%	168.6	25.0%	244.3
Effect of changing Austrian corporate tax rate	0.5%	3.6	0.6%	5.9
Difference to foreign tax rates	-0.2%	-1.3	-0.2%	-1.7
Non-taxable income and expenses	-0.6%	-3.9	-1.0%	-10.1
Non-taxable income from participations	-1.8%	-11.9	-1.1%	-10.6
Previously unrecognized losses carried forward	0.0%	0.0	-0.5%	-5.1
Other permanent differences	-0.1%	-0.6	-0.1%	-1.2
Effective group tax rate (%)/income taxes	**22.9%**	**154.5**	**22.7%**	**221.5**

In millions of euros

8. Discontinued operations

In this reporting period, the majority of the steel trading group was sold. Due to the high degree of specialization, the voestalpine Group almost exclusively supplies its customers directly. Therefore, the steel trading organization has lost its significance as a marketing function.

Furthermore, the voestalpine Management Board has taken another step towards optimizing the portfolio by divesting voestalpine Polynorm Inc., USA. This company is a supplier of standard pressed parts to the North American automotive industry.

Due to their insignificance, assets and liabilities as well as cash flows from discontinued operations are separated only in the Notes. The profit for the period from discontinued operations is shown in the income statement separately. The previous year's values were adjusted accordingly.

The balance sheet includes assets and liabilities from discontinued operations as follows:

	2006/07
Non-current assets	11.1
Current assets	15.0
	26.1
Non-current liabilities	0.0
Current liabilities	27.5
	27.5

In millions of euros

The cash flow statement includes cash flow from discontinued operations as follows:

	2005/06	2006/07
Cash flow from operating activities	46.2	9.8
Cash flow from investing acitivities	−0.3	−17.9
Cash flow from financing activities	−15.8	15.4

In millions of euros

The profit for the period from discontinued operations is calculated as follows:

	2005/06	2006/07
Revenue	282.3	241.1
Cost of sales	−254.9	−201.7
Gross profit	**27.4**	**39.4**
Profit from operations (EBIT)	9.3	13.4
Profit before tax (EBT)	7.5	12.1
Income tax expense	−1.3	−1.9
Shares of others in net profit	0.0	−1.0
Discontinued operations	**6.2**	**9.2**

In millions of euros

The profit for the period from discontinued operations in the amount of EUR 9.2 million (2005/06: EUR 6.2 million) is to be allocated as follows: EUR 24.1 million (2005/06: EUR 5.7 million) to the Steel Division and EUR –14.9 million (2005/06: EUR 0.5 million) to the Automotive Division.

The profit for the period from discontinued operations is split up as follows:

	2005/06	2006/07
Operating activities	5.6	7.7
Valuation/disposal	0.6	1.5
Discontinued operations	**6.2**	**9.2**

In millions of euros

9. Property, plant and equipment

	Land and buildings	Plant and equipment	Fixtures and fittings	Advance payments and plant under construction	Total
Gross carrying amount	1,289.7	4,509.7	474.2	108.5	6,382.1
Accumulated depreciation and impairment	–723.1	–3,132.2	–360.2	0.0	–4,215.5
Carrying amount as of April 1, 2005	**566.6**	**1,377.5**	**114.0**	**108.5**	**2,166.6**
Gross carrying amount	1,342.3	4,679.9	495.6	244.6	6,762.4
Accumulated depreciation and impairment	–752.8	–3,317.5	–373.0	–0.1	–4,443.4
Carrying amount as of March 31, 2006	**589.5**	**1,362.4**	**122.6**	**244.5**	**2,319.0**
Gross carrying amount	1,488.6	5,023.5	540.1	319.9	7,372.1
Accumulated depreciation and impairment	–778.2	–3,534.9	–398.2	0.0	–4,711.3
Carrying amount as of March 31, 2007	**710.4**	**1,488.6**	**141.9**	**319.9**	**2,660.8**

In millions of euros

The carrying amounts of property, plant and equipment for the periods presented in the consolidated financial statements as of March 31, 2007, are reconciled as follows:

	Land and buildings	Plant and equipment	Fixtures and fittings	Advance payments and plant under construction	Total
Carrying amount as of April 1, 2005	**566.6**	**1,377.5**	**114.0**	**108.5**	**2.166.6**
Changes through business combinations	3.0	4.7	1.0	1.4	10.1
Additions	52.4	171.2	44.1	215.6	483.3
Transfers	8.4	66.3	4.5	−79.8	−0.6
Disposals	−4.3	−6.6	−0.8	−1.4	−13.1
Depreciation	−38.8	−253.7	−40.6	0.0	−333.1
Net exchange differences	2.2	3.0	0.4	0.2	5.8
Carrying amount as of March 31, 2006	**589.5**	**1,362.4**	**122.6**	**244.5**	**2,319.0**
Changes through business combinations	16.9	40.0	4.7	4.6	66.2
Additions	72.5	247.7	47.8	266.6	634.6
Transfers	71.3	105.6	13.6	−191.4	−0.9
Disposals	−2.5	−5.5	−0.6	−4.1	−12.7
Depreciation	−36.1	−258.2	−45.8	0.0	−340.1
Net exchange differences	−1.2	−3.4	−0.4	−0.3	−5.3
Carrying amount as of March 31, 2007	**710.4**	**1,488.6**	**141.9**	**319.9**	**2,660.8**

In millions of euros

As of March 31, 2007, restrictions on title to property, plant and equipment amounted to EUR 34.0 million (March 31, 2006: EUR 36.0 million).

The "Land and buildings" category includes real estate assets with a carrying amount of EUR 6.3 million (March 31, 2006: EUR 0.1 million) which are classified as investment property (IAS 40). These are stated at cost. The real estate assets owned during the previous year were reclassified as operationally necessary. The additions within the reporting period include consolidation scope additions in the amount of EUR 2.7 million and reclassifications in the amount of EUR 3.6 million. Based on comparable transactions, the fair value of these assets is estimated at EUR 13.3 million (March 31, 2006: EUR 14.2 million).

"Land and buildings" and "Plant and equipment" include assets which are used on the basis of finance lease agreements. In the consolidated financial statements, these assets are stated as follows:

	2005/06	2006/07
Cost	81.7	109.7
Depreciation (accumulated)	–28.3	–39.6
Carrying amount	**53.4**	**70.1**

In millions of euros

Minimum finance lease payments are due as follows:

	2005/06	2006/07
Less than one year	6.5	9.9
Between one and five years	21.0	27.6
More than five years	33.6	34.8
	61.1	**72.3**

In millions of euros

Apart from finance lease agreements, there are obligations existing under operating lease agreements relating to property, plant and equipment not stated in the consolidated balance sheet. These obligations are payable as follows:

	2005/06	2006/07
Less than one year	21.1	20.2
Between one and five years	49.8	52.4
More than five years	29.9	28.8
	100.8	**101.4**

In millions of euros

Payments of EUR 25.3 million (2005/06: EUR 25.0 million) arising from operating leases have been recognized as an expense.

Impairment losses and subsequent reversal

In the 2006/07 business year, impairment losses of property, plant and equipment amounting to EUR 0.5 million (March 31, 2006: EUR 2.6 million) are recognized in the consolidated income statement in accordance with IAS 36.

10. Goodwill

	04/01/2005	03/31/2006	03/31/2007
Gross carrying amount	217.4	247.2	312.8
Accumulated depreciation and amortization	0.0	0.0	0.0
Carrying amount	**217.4**	**247.2**	**312.8**

In millions of euros

The carrying amounts of goodwill for the periods presented in the consolidated financial statements as of March 31, 2007, are reconciled as follows:

	Goodwill
Carrying amount as of April 1, 2005	**217.4**
Changes through business combinations	30.3
Disposals	−0.5
Carrying amount as of March 31, 2006	**247.2**
Changes through business combinations	69.0
Disposals	−3.4
Carrying amount as of March 31, 2007	**312.8**

In millions of euros

Impairment tests for cash-generating units containing goodwill

The following divisions have significant carrying amounts of goodwill:

	2005/06	2006/07
Steel Division	0.0	0.0
Railway Systems Division	132.6	142.6
Automotive Division	64.8	117.7
Profilform Division	49.8	52.5
	247.2	**312.8**

In millions of euros

The discounted-cash-flow method is used for the impairment tests of the goodwill. The calculation is based on planned cash flows using a discount rate (WACC) of 10% before taxes. There was no need for an impairment of the goodwill in the 2006/07 business year.

11. Other intangible assets

	Other intangible assets		
	Patents and trademarks	Advance payments	Total
Gross carrying amount	205.1	5.4	210.5
Accumulated depreciation and amortization	–161.6	0.0	–161.6
Carrying amount as of April 1, 2005	**43.5**	**5.4**	**48.9**
Gross carrying amount	240.1	2.9	243.0
Accumulated depreciation and amortization	–184.9	0.0	–184.9
Carrying amount as of March 31, 2006	**55.2**	**2.9**	**58.1**
Gross carrying amount	304.7	2.7	307.4
Accumulated depreciation and amortization	–201.9	0.0	–201.9
Carrying amount as of March 31, 2007	**102.8**	**2.7**	**105.5**

In millions of euros

The carrying amounts of other intangible assets for the periods presented in the consolidated financial statements as of March 31, 2007, are reconciled as follows:

	Other intangible assets		
	Patents and trademarks	Advance payments	Total
Carrying amount as of April 1, 2005	**43.5**	**5.4**	**48.9**
Changes through business combinations	27.5	0.0	27.5
Additions	5.9	3.0	8.9
Transfers	5.6	-5.4	0.2
Disposals	0.0	-0.1	-0.1
Amortization	-27.3	0.0	-27.3
Carrying amount as of March 31, 2006	**55.2**	**2.9**	**58.1**
Changes through business combinations	58.4	0.0	58.4
Additions	11.4	1.9	13.3
Transfers	3.2	-1.9	1.3
Disposals	-0.3	-0.2	-0.5
Amortization	-25.0	0.0	-25.0
Net exchange differences	-0.1	0.0	-0.1
Carrying amount as of March 31, 2007	**102.8**	**2.7**	**105.5**

In millions of euros

12. Investments in associates and other financial assets

	Affiliated companies	Invest-ments in associates	Other invest-ments	Securities	Loans	Advance payments	Total
Gross carrying amount	9.3	60.3	25.1	76.2	15.1	14.1	200.1
Accumulated depreciation and impairment	-4.1	-2.5	-16.5	-4.3	-1.3	0.0	-28.7
Carrying amount as of April 1, 2005	**5.2**	**57.8**	**8.6**	**71.9**	**13.8**	**14.1**	**171.4**
Gross carrying amount	13.5	66.4	26.3	75.2	9.6	0.0	191.0
Accumulated depreciation and impairment	-4.1	-2.6	-16.3	-3.5	-0.3	0.0	-26.8
Carrying amount as of March 31, 2006	**9.4**	**63.8**	**10.0**	**71.7**	**9.3**	**0.0**	**164.2**
Gross carrying amount	8.2	88.5	24.9	61.8	8.4	0.0	191.8
Accumulated depreciation and impairment	-1.7	-2.5	-16.5	-3.2	-0.7	0.0	-24.6
Carrying amount as of March 31, 2007	**6.5**	**86.0**	**8.4**	**58.6**	**7.7**	**0.0**	**167.2**

In millions of euros

	Affiliated companies	Invest-ments in associates	Other invest-ments	Securities	Loans	Advance payments	Total
Carrying amount as of April 1, 2005	**5.2**	**57.8**	**8.6**	**71.9**	**13.8**	**14.1**	**171.4**
Changes through business combinations	0.1	0.0	0.0	0.1	0.0	0.0	0.2
Additions	3.3	6.2	2.5	0.1	3.0	0.0	15.1
Transfers	0.9	8.7	-1.1	0.0	-5.0	-14.1	-10.6
Disposals	-0.1	-8.9	-0.2	-1.2	-3.6	0.0	-14.0
Depreciation	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Remeasurement at fair value	0.0	0.0	0.0	0.8	1.0	0.0	1.8
Net exchange differences	0.0	0.0	0.2	0.0	0.1	0.0	0.3
Carrying amount as of March 31, 2006	**9.4**	**63.8**	**10.0**	**71.7**	**9.3**	**0.0**	**164.2**
Changes through business combinations	1.4	18.7	-0.1	-0.1	0.1	0.0	20.0
Additions	1.3	18.1	2.7	5.4	0.6	0.0	28.1
Transfers	-2.7	0.0	0.6	0.0	-1.7	0.0	-3.8
Disposals	-2.8	-14.2	-3.9	-17.0	-0.5	0.0	-38.4
Depreciation	-0.1	0.0	-0.8	-1.4	-0.1	0.0	-2.4
Remeasurement at fair value	0.0	0.0	0.0	0.0	0.1	0.0	0.1
Net exchange differences	0.0	-0.4	-0.1	0.0	-0.1	0.0	-0.6
Carrying amount as of March 31, 2007	**6.5**	**86.0**	**8.4**	**58.6**	**7.7**	**0.0**	**167.2**

In millions of euros

Loans

	04/01/2005	03/31/2006	03/31/2007
Loans to affiliated companies	1.3	1.2	0.2
Loans to associates	1.9	0.6	0.0
Loans to other investments	1.2	0.4	0.0
Other loans	9.4	7.1	7.5
	13.8	**9.3**	**7.7**

In millions of euros

Other current financial investments include shares in the V54 capital investment fund of EUR 364.9 million (March 31, 2006: EUR 316.1 million) and other securities of EUR 25.0 million (March 31, 2006: EUR 17.1 million).

Current and non-current securities of EUR 15.2 million (March 31, 2006: EUR 67.8 million) are pledged for investment loans granted by the European Investment Bank.

13. Deferred tax assets and liabilities

Deferred taxes on differences resulting from investments in subsidiaries were not recognized in accordance with IAS 12.39.

Temporary differences between tax values and consolidated financial statements are attributable to the following:

	Assets		Liabilities	
	03/31/2006	03/31/2007	03/31/2006	03/31/2007
Non-current assets	101.7	106.8	132.1	135.6
Current assets	19.5	47.6	71.9	84.4
Non-current liabilities	225.9	254.0	5.4	68.0
Current liabilities	37.1	43.2	21.6	17.6
	384.2	**451.6**	**231.0**	**305.6**
Consolidation				
Intercompany elimination	37.9	58.7	0.0	0.0
Revalued assets	0.0	0.0	32.0	77.2
Other	5.1	0.0	15.7	4.4
	427.2	**510.3**	**278.7**	**387.2**
Corporate tax rate	25.0%	25.0%	25.0%	25.0%
Deferred tax assets/liabilities	106.8	127.6	69.7	96.8
Netting out of deferred tax assets/ liabilities to the same tax authorities	–2.5	–11.5	–2.5	–11.5
Net deferred tax assets/liabilities	**104.3**	**116.1**	**67.2**	**85.3**

In millions of euros

In the reporting year, deferred tax assets and liabilities of EUR 4.3 million (March 31, 2006: EUR 34.1 million) for positions reported directly in equity were recognized outside profit or loss.

14. Inventories

	03/31/2006	03/31/2007
Raw materials and consumables	565.9	672.1
Work in progress	281.2	303.4
Finished goods	326.1	395.3
Merchandise	91.9	38.2
As yet unbillable services	7.6	9.3
Prepayments	3.0	4.3
	1,275.7	**1,422.6**

In millions of euros

Value adjustments to the lower net residual value amounting to EUR 16.8 million (March 31, 2006: EUR 5.8 million) are contained in the consolidated financial statements. Inventories of EUR 8.0 million (March 31, 2006: EUR 6.9 million) are pledged as security for liabilities. A total of EUR 3,738.1 million (March 31, 2006: EUR 3,255.8 million) has been recognized as cost of sales.

15. Trade and other receivables

	03/31/2006	Of which over one year	03/31/2007	Of which over one year
Trade receivables	841.1	0.2	973.4	0.4
Receivables from affiliated companies	23.1	0.0	12.2	0.0
Receivables from other investments	41.9	0.0	25.3	0.0
Other receivables and other assets	237.6	4.8	282.9	10.7
	1,143.7	**5.0**	**1,293.8**	**11.1**

In millions of euros

The trade receivables include the following receivables from construction contracts:

	03/31/2006	03/31/2007
Aggregate amount of costs incurred	87.9	102.4
Aggregate amount of recognized profits	16.6	38.0
Aggregate amount of recognized losses	–2.6	–1.2
Gross receivables from construction contracts	**101.9**	**139.2**
Amount of advances received	–74.9	–111.0
Receivables from construction contracts	**27.0**	**28.2**

In millions of euros

16. Cash and cash equivalents

	2005/06	2006/07
Cash on hand, cash at banks, checks	513.2	356.1

In millions of euros

17. Equity

Share capital

As of March 31, 2007, the authorized share capital comprised 158,400,000 ordinary shares (March 31, 2006: 158,400,000 after splitting of shares).

According to section 4, subsection 2, of the Articles of Incorporation, the Management Board has been authorized to increase the share capital up to EUR 57,556,884.66 by issuing up to 31,680,000 new shares until June 30, 2007.

The Management Board has also been authorized to increase the share capital up to EUR 28,778,442.33 by issuing up to 15,840,000 new shares to employees, executives and members of the Management Board within an employee stock participation program or stock option program excluding the subscription right of stockholders.

As far as the creditors of the convertible bond exercise their conversion right, the Management Board is authorized to increase the share capital up to EUR 28,778,442.33 by issuing up to 15,840,000 new shares.

The Management Board has also been authorized to buy back shares in the amount of up to 10% of the share capital. The repurchase price must not fall short of or exceed the average share price of the three previous market days by more than 20% and 10% respectively.

Capital reserves include the share premium and the equity component of the convertible bond as well as share-based payments.

Own shares

	Own shares thsd. pcs.	Carrying amount thsd. euros	Share capital %	Share capital thsd. euros
Balance as of April 1, 2006	**236**	**831**	**0.15**	**428**
Acquisitions	4,356	183,060	2.75	7,914
Disposals	–265	–2.081	–0.17	–481
Balance as of March 31, 2007	**4,327**	**181,810**	**2.73**	**7,861**

Minority interest

Minority interest as of March 31, 2007, results from minority shares in the equity of the VAE Group, Railpro B.V. and the Danube Equity Companies.

18. Pensions and other employee benefits

	2005/06	2006/07
Provisions for severance payments	337.6	359.8
Provisions for pensions	123.3	111.4
Provisions for long-service bonuses	90.7	94.9
	551.6	**566.1**

In millions of euros

Provisions for severance payments

	2005/06	2006/07
Present value of defined benefit obligation (DBO) as of April 1, 2006	**289.2**	**337.6**
Service costs	9.0	10.6
Interest costs	15.7	14.5
Changes through business combinations	0.0	-8.3
Severance payments	-18.5	-18.0
Actuarial gains/losses	42.2	23.4
Present value of defined benefit obligation (DBO) as of March 31, 2007	**337.6**	**359.8**

In millions of euros

	03/31/2003	03/31/2004	03/31/2005	03/31/2006	03/31/2007
Actuarial gains (+) and losses (-) due to parameter changes in %	0.0	6.6	-3.6	-11.1	-3.0

Provisions for pensions

	2005/06	2006/07
Present value of defined benefit obligation (DBO) as of April 1, 2006	**311.4**	**377.0**
Service costs	5.5	7.1
Interest costs	16.3	16.5
Changes through business combinations	0.0	-5.0
Pension payments	-7.3	-13.9
Actuarial gains/losses	51.1	-0.3
Present value of defined benefit obligation (DBO) as of March 31, 2007	**377.0**	**381.4**
Plan assets as of March 31, 2007	-253.7	-270.0
Provisions for pensions as of March 31, 2007	**123.3**	**111.4**

In millions of euros

	2005/06	2006/07
Plan assets as of April 1, 2006	**212.9**	**253.7**
Expected return	11.7	14.9
Actuarial gains/losses	16.0	5.7
Changes through business combinations	0.0	-6.0
Employer contribution	21.0	10.2
Pension payments	-7.9	-8.5
Plan assets as of March 31, 2007	**253.7**	**270.0**

In millions of euros

	03/31/2003	03/31/2004	03/31/2005	03/31/2006	03/31/2007
Present value of defined benefit obligation (DBO)	271.6	284.2	311.4	377.0	381.4
Plan assets	-167.5	-187.4	-212.9	-253.7	-270.0
	104.1	**96.8**	**98.5**	**123.3**	**111.4**
Actuarial gains (+) and losses (-) due to parameter changes in %	0.0	0.0	0.0	-12.4	1.1

In millions of euros

The calculation of the provisions for pensions was based on an expected interest rate of 6.0% applied to the plan assets. The actual interest rate was 8.1%.

Provisions for long-service bonuses

	2005/06	2006/07
Present value of defined benefit obligation (DBO) as of April 1, 2006	**79.1**	**90.7**
Service costs	4.5	5.2
Interest costs	4.2	3.9
Changes through business combinations	0.0	-0.2
Long-service bonuses payments	-6.5	-5.9
Actuarial gains/losses	9.4	1.2
Present value of defined benefit obligation (DBO) as of March 31, 2007	**90.7**	**94.9**

In millions of euros

19. Provisions

	Balance as of 04/01/2006	Changes through business combi-nations	Net exchange differences	Use	Reversal	Addition	Balance as of 03/31/2007
Non-current provisions							
Other personnel expenses	9.3	0.3	0.0	–2.7	–0.3	3.6	10.2
Warranties	5.0	0.0	0.0	–1.1	–1.7	0.8	3.0
Other non-current provisions	10.4	–2.2	0.0	–0.2	–1.2	1.0	7.8
	24.7	**–1.9**	**0.0**	**–4.0**	**–3.2**	**5.4**	**21.0**
Current provisions							
Taxes	205.2	–2.5	0.0	–181.0	–2.9	152.8	171.6
Vacations	71.9	–0.3	–0.1	–55.0	0.0	61.8	78.3
Other personnel expenses	45.0	–0.9	–0.2	–42.0	–3.3	42.8	41.4
Warranties	28.1	0.3	–0.1	–8.3	–7.1	13.5	26.4
Anticipated losses	8.2	0.0	–0.1	–4.6	0.0	10.4	13.9
Other current provisions	69.8	4.8	0.0	–34.2	–25.4	62.9	77.9
	428.2	**1.4**	**–0.5**	**–325.1**	**–38.7**	**344.2**	**409.5**
	452.9	**–0.5**	**–0.5**	**–329.1**	**–41.9**	**349.6**	**430.5**

In millions of euros

20. Financial liabilities

	Up to one year		Over one year	
	03/31/2006	03/31/2007	03/31/2006	03/31/2007
Bank loans	427.6	445.6	780.4	686.2
Liabilities from finance leases	4.2	6.2	51.6	53.1
Liabilities from affiliated companies	12.3	11.4	0.0	0.0
Liabilities from other investments	57.8	96.3	0.0	0.0
Other payables and other liabilities	11.0	70.1	0.3	0.3
	512.9	**629.6**	**832.3**	**739.6**

In millions of euros

On July 21, 2005, convertible bonds with a principal amount of EUR 250 million and a term of 5 years have been issued. The interest rate amounts to 1.5%.

The proceeds from the issue of the convertible bonds had been split between a liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity.

The interest rate of the convertible bonds charged for the year is calculated by applying an effective interest rate of 4.0%. In the reporting period, convertible bonds with a nominal value of EUR 0.5 million have been converted. Redeemed convertible bonds amount to a nominal value of EUR 26.5 million. Thereby, the difference between carrying amount and the fair value of the liability element is recognized in profit and loss. The current value of the liability element to be attributed amounts to EUR 23.3 million. The fair value of the equity element to be attributed amounts to EUR 48.9 million and is directly recognized in equity.

The liability element as of March 31, 2007, is calculated as follows:

	03/31/2007
Nominal value	250.0
Equity component net	-19.1
Emission expense	-2.8
Deferred taxes	-6.4
Liability component at the date of issue	**221.7**
Interest accrued	3.6
Liability component as of March 31, 2006	**225.3**
Conversion	-0.5
Repurchase	-24.1
Interest accrued	5.0
Liability component as of March 31, 2007	**205.7**

In millions of euros

21. Trade and other payables

	03/31/2006	03/31/2007
Prepayments received on orders	32.0	37.3
Trade payables	658.1	870.2
Liabilities from bills payable	188.6	224.4
Liabilities from affiliated companies	7.2	8.6
Liabilities from other investments	4.6	3.6
Other payables and other liabilities	304.0	303.4
	1,194.5	**1,447.5**

In millions of euros

22. Contingent liabilities

	03/31/2006	03/31/2007
Put options for minority interest	6.0	44.0
Obligations from bills payable	0.4	21.3
Guarantees	1.5	7.9
Other contingent liabilities	1.3	1.9
	9.2	**75.1**

In millions of euros

In individual cases, put options are granted to minority shareholders. The fair value of the put options is recognized as contingent liability.

23. Financial instruments

Financing

Financing is mostly carried out in the local currency of the respective borrower in order to avoid currency exchange risks or, as with the USD, currency-hedged through cross-currency swaps. On the balance sheet date, financing is reported in the following currencies:

	Loans	Money market	Total
AUD	0.0	3.7	3.7
CAD	0.0	8.5	8.5
CHF	0.0	3.0	3.0
CZK	0.0	89.9	89.9
GBP	2.9	1.7	4.6
INR	113.8	0.0	113.8
RON	0.0	6.6	6.6
RUB	0.0	443.0	443.0
PLN	0.0	0.0	0.0
SEK	0.0	0.0	0.0
USD	141.3	11.3	152.6

In millions of the respective currency

The proportion of financing in foreign currencies is approx. 12.1% of the total financing volume.

Currently, sufficient credit lines (terminable on demand) are available at domestic and foreign banks which are only very marginally used due to the excellent liquidity situation. Alongside the potential to exhaust these financing arrangements, a contractually agreed irredeemable liquidity reserve of EUR 100 million is available to bridge any downturns due to the economy.

The maturity structure of the credit portfolio has a balanced profile and uniform repayment requirements over the next several years.

Credit portfolio maturity structure

In millions of euros
Business year 2006/07



Credit volume (contains EUR 247 million of revolving export credits)
Repayments
1,093
973
846
670
361
309
277
266
261
261
0
−120
−128
−176
−309
−52
−32
−11
−6
0
03/31/2007
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16

Currency risk

In 2006/07, the net requirements for USD of 263 million were somewhat lower than the demand of the prior year (USD 429 million), since the receipts in USD had markedly increased. However, for the coming business year we are once again expecting a rise in USD exposures back to the original level. The Polish Zloty is the second largest foreign currency item within the Group because some of the invoicing for raw materials acquisitions has been converted to PLN. The remaining foreign currency exposure, resulting particularly from exports to the non-euro area, is significantly lower than the USD risk.

Foreign currency portfolio 2006/07 (net)

Business year 2006/07

In USD and PLN, the outgoings predominate; in all other currencies receipts predominate.



51%
USD
6%
Other
3%
AUD
6%
ZAR
15%
PLN
10%
GBP
9%
CAD

In the 2006/07 business year, hedge accounting according to IAS 39 was applied to foreign currency cash flow hedges, to interest-bearing receivables and liabilities hedges as well as to raw materials supply contract hedges. The interest and currency hedges represent cash flow hedges, whereas the raw material hedges are classified as fair value hedges. EUR 1.4 million were charged against equity due to changes in the fair values of the derivatives.

Interest rate risk

In the current business year, no further interest fixing in the form of derivatives was effected.

The portfolios on the liabilities side and the assets side that carry variable interest are equally high, and therefore a change in interest rates will have no effect on the interest income (last year: interest income increased by EUR 2.2 million, while the interest rate increased by 1%). The present value risk determined on the basis of the present-value-basis-point method as of March 31, 2007, on the assets side amounts to EUR 9.2 million (2005/06: EUR 10.0 million) with an interest rate decrease of 1%, and on the liabilities side

EUR 17.9 million (2005/06: EUR 24.8 million). In case of a drop in interest rates of 1%, voestalpine AG would have a net present value loss of EUR 8.7 million (2005/06: EUR 14.8 million).

With a duration of 1.6-year interest rate commitment (including money market investments), the weighted average on the assets side amounts to 3.88% and on the liabilities side to 3.56% at a duration of 1.3 years.

	Current situation[1]	Weighted average interest rate	Duration	Average capital commit- ment	Sensitivity at 1% interest rate change[1]	Cash flow risk[1]	Value at risk[1]
Assets	734	3.88%	1.6 years	3 years	–9.2	–5.1	–5.7
Liabilities	1,216	3.56%	1.3 years	3.5 years[2]	17.9	5.1	11.1
Net	–482	0.32%			8.7	0	5.4

[1] In millions of euros; [2] Excluding revolving export credits off EUR 247 million

Interest rate commitment record as of March 31, 2007

In millions of euros
Business year 2006/07
Change in present value at 1% increase
in interest rate over respective term range



Assets
Liabilities
Net
1.40
0.60
2.08
8.16
3.55
1.11
0.60
0.06
0.00
0.00
0.00
0.00
–0.49
–0.11
–0.43
–0.83
–0.77
–0.82
–0.90
–1.50
–0.34
–0.92
–1.08
–1.06
<1y
1y
2y
3y
4y
5y
6y
7y
8y
9y
10y
>10y

The portfolios on the assets side are invested to the amount of EUR 429.8 million (last year: EUR 393.1 million) in the umbrella funds V47 and V54.
94% of the fund assets are invested in bonds and money market instruments in euro or in cash within the three sub-funds V101, V102 and V103 as well as in three special funds, as follows:

Funds	Investment currency	
Sub-fund V101	EUR 166 million	with a modified duration of 0.29
Sub-fund V102	EUR 130 million	with a modified duration of 2.90
Sub-fund V103	EUR 93 million	with a modified duration of 6.08
3 special funds	EUR 13.4 million	

The share of equities in the umbrella funds is EUR 26.4 million (6% of the fund assets) and it is invested in 4 global equity funds with different investment goals.

A positive development in the equity markets as well as a development in bonds abated by interest rate increases resulted in the following performance for the umbrella funds in this business year:

Umbrella funds	Performance
V47	2.88%
V54	2.92%

Securities are assessed at their attributable market value; net profits/losses are recognized as affecting net income by applying the fair value option.

Derivative financial instruments

Portfolio of derivative financial instruments as of March 31, 2007:

	Notional amount	Fair value	Maturity
Foreign exchange outrights (incl. currency swaps)	211.2	–1.1	100% less than one year
Currency options	160.7	–1.4	100% less than one year
Interest rate options	24.0	0.0	5 years
Interest rate swap	239.0	–4.4	51% > 5 years
Commodity swap	6.2	0.2	100% less than one year
Total	**641.1**	**–6.7**	

In millions of euros

24. Consolidated cash flow statement

The consolidated cash flow statement is presented according to the indirect method. Cash and cash equivalents include checks, cash at banks and cash on hand. The effects of any changes in the consolidation range were eliminated and stated in the cash flow from investing activities.

	2005/06	2006/07
Interests received	36.4	52.0
Interests paid	83.7	87.1
Taxes paid	83.2	233.9

In millions of euros

Adjustments

	2005/06	2006/07
Depreciation, amortization and impairment	358.5	367.1
Result from sale of assets	−11.2	−13.9
Changes of pensions and other employee benefits and non-current provisions	6.6	5.6
Deferred taxes	−34.3	3.1
Non-cash share of profit of associates	0.4	−7.4
	320.0	**354.5**

In millions of euros

Cash flows from changes in the consolidation range include EUR 35.9 million from entities which were fully consolidated in the last business year.

25. Related parties and corporate bodies and employees

Business relations between the Group and non-consolidated subsidiaries as well as companies consolidated at equity are dealt with at arm's length and are stated in the consolidated financial statements as follows:

	2005/06	2006/07
Revenue	229.5	313.2
Cost of sales	29.4	35.1
Other operating expenses	48.5	44.8

	03/31/2006	03/31/2007
Trade and other receivables	20.3	44.5
Financial liabilities/trade and other payables	11.8	32.7
Contingent liabilities	0.1	0.1

In millions of euros

In the 2006/07 business year, 741 employees (2005/06: 743) on temporary loans were contracted from companies reported under other investments to cover short-term personnel shortages.

The impact on the Group's financial position, financial performance and cash flows of the non-consolidation of the companies is not significant.

Management Board

The prerequisite to the grant of a bonus is the existence of a target agreement which is entered into with the Chairman of the Supervisory Board. 80% of the possible bonus are oriented to quantitative targets, and 20% to qualitative targets. The target figures for the quantitative targets are EBIT and the return on capital employed or ROCE. The concrete target figures are periodically determined by the Supervisory Board Committee in consultation with the Management Board. The qualitative targets consist of two to four individual targets, relating in particular to the areas of strategy, cost management and organization. The bonus is limited to 150% of the annual gross salary.

The level of the contractually agreed company pension is governed by the length of service. The level of the annual pension per year of service is 1.2% of the last annual gross salary. However, the maximum pension entitlement cannot exceed 40%.

The members of the Management Board receive a severance package at the time of leaving their employment, by way of analogous application of the Salaried Employees' Act.

The compensation paid to the active members of the Management Board of voestalpine AG breaks down as follows:

	2005/06	2006/07
Fixed compensation element	2.1	2.4
Variable compensation element	4.8	3.4
	6.9	**5.8**

In millions of euros

The remuneration of a former member of the Management Board in the period under review amounted to EUR 0.3 million. No advances or loans were granted to the members of the Management Board of voestalpine AG.

Supervisory Board

At the annual shareholders' meeting of the company on July 5, 2006, it was resolved that the remuneration plan applied in the 2004/05 business year would be incorporated in the Articles of Incorporation. In accordance with section 15 of the Articles of Incorporation, all of the elected members of the Supervisory Board would in future be paid an amount of 0.1% of the annual surplus as remuneration. The allocation of the total amount would be undertaken using an allocation key of 100% for the Chairman, 75% for the Vice-Chairman and 50% for all other members. Minimum remuneration amounts to EUR 20,000 for the Chairman, EUR 15,000 for the Vice-Chairman and EUR 10,000 for all other members of the Supervisory Board. The remuneration is limited to four times the named amounts. The attendance fee per Supervisory Board meeting was set at EUR 500.

The annual remuneration for members of the Supervisory Board is now completely regulated by the Articles of Incorporation. No further decisions at the shareholders' meeting are necessary.

The remuneration to the Supervisory Board as well as other expenses during the 2006/07 business year total EUR 0.5 million (2005/06: EUR 0.3 million). No advances or loans were granted to members of the Supervisory Board of voestalpine AG.

As legal counsel to voestalpine AG, Dr. Michael Kutschera and the law firm Binder Grösswang rendered various legal advisory services on matters related to takeover law, on various legal questions in connection with the takeover bid for BÖHLER-UDDEHOLM AG as well as on trademark issues in the 2006/07 business year. Fees for these services are invoiced at the applicable general hourly rates of the law firm of Binder Grösswang.

Employee information

Total personnel expenses are composed as follows:

	2005/06	2006/07
Wages	542.4	585.9
Salaries	422.0	454.6
Expenses for severance payments	14.8	18.7
Expenses for pensions	17.1	11.6
Expenses for statutory benefits and payroll-based contributions	229.2	241.9
Other social expenses	26.5	24.5
	1,252.0	**1,337.2**

In millions of euros

Total number of employees

	Balance sheet date		Average	
	03/31/2006	03/31/2007	2005/06	2006/07
Laborers	15,014	16,642	14,943	15,662
Salaried employees	7,904	8,684	7,810	8,222
Apprentices	778	885	847	878
	23,696	**26,211**	**23,600**	**24,762**

26. Share-based payment

Stock option program

The stock option program for the business year 2001/02 expired as of July 31, 2006. The stock of options as of March 31, 2006, amounted to 6,960 options. In the 2006/07 business year, 3,480 options were exercised. The compensation of the difference between the exercise price (EUR 34.57) and the daily closing price at the exercise day was in cash. The value of the exercised options in the 2006/07 business year was EUR 0.4 million. 3,480 options expired during the reporting period. The members of the Management Board did not exercise any options in the reporting period.

A new stock option program was adopted in the business year 2006/07. The lock-up period ends on June 30, 2008. Members of the Management Board were granted 900,000 options and executive staff were granted 3,309,795 options. The entire volume of options is outstanding at the end of the business year. The options as well as the right of exercise are not transferable. The options can be exercised, as long as the holder of the option is an employee or officer of voestalpine AG or of one of its subsidiaries.

The fair value of the options at the grant date is EUR 5.26 per option and will be distributed on a straight-line basis over 22 months up to the end of the lock-up period. In the consolidated financial statements of the 2006/07 business year, personnel expenses of EUR 7.0 million are reported for the 7-months period. For evaluation at the grant date, the following parameters were used:

Parameters		
Strike price	euros	29.78
Share price at grant date	euros	30.16
Expected volatility	%	28.90
Risk-free return	%	3.60
Dividend return	%	4.00

The calculation of expected volatility was based on historical volatilities of the last three years. Based on the assumption that the stock options would be exercised earlier than normal options, an early exercise after two or three years was taken into account. The condition that the relative performance of the voestalpine share must exceed that of the Dow Jones EUROSTOXX 600 was taken into account through a 7% markdown.

Bonuses for employees

By the end of the 2006/07 business year, bonuses had been granted to employees in the form of own shares (107.6 thousand shares) representing a total amount of EUR 4.3 million. According to IFRS 2, the shares are valued at the share price at the grant date. The fair value is recognized as personnel expenses, whereas the offsetting entry is reported directly in equity.

27. Significant events after the balance sheet date

In accordance with a basic agreement concluded on March 27, 2007, voestalpine AG has acquired all shares of the BU Industrieholding GmbH from the shareholders of BU Industrieholding GmbH ("Fries group") through the conclusion of appropriate share purchase and assignment agreements. 10,686,340 of these shares are BÖHLER-UDDEHOLM shares corresponding to 20.95% of the equity capital of BÖHLER-UDDEHOLM. The acquisition of the shares of BU Industrieholding GmbH was made under conditions which correspond to an (indirect) purchase of BÖHLER-UDDEHOLM shares from this company at a price of EUR 69.00 per share. The sellers of these shares are still entitled to the BÖHLER-UDDEHOLM AG's dividend for the 2006 business year.

On April 26, 2007, voestalpine AG made a voluntary public takeover bid for all remaining shares of BÖHLER-UDDEHOLM AG. The offered price was also EUR 69.00 per share. On May 18, 2007, voestalpine AG increased its offer to EUR 73.00 per share and extended the acceptance period until June 4, 2007. The transactions are subject to the consent of the competition law authority as well as the achievement of a participating interest of more than 50% in BÖHLER-UDDEHOLM AG.

As the seller exercised his put options on April 16, 2007, 49% of the shares of Stamptec Holding GmbH were assigned. The Automotive Division now holds 100% of the shares.

28. Earnings per share

Basic (undiluted) earnings per share were calculated as follows:

	2005/06	2006/07
Profit attributable to ordinary shareholders	**519,461**	**757,403**
Issued ordinary shares	158,400,000	158,400,000
Effect of own shares held	–312,676	–1,187,818
Weighted average number of outstanding ordinary shares	**158,087,324**	**157,212,182**
Basic (undiluted) earnings per share (euros)	**3.29**	**4.82**
Profit for the period from continuing operations attributable to equity holders of the parent	514,157	749,263
Basic (undiluted) earnings per share (continuing operations) (euros)	**3.25**	**4.77**

In thousands of euros

Diluted earnings per share were calculated as follows:

	2005/06	2006/07
Profit attributable to ordinary shareholders	519,461	757,403
Interest charged for convertible bonds	4,664	6,320
Base for diluted earnings per share	**524,125**	**763,723**
Weighted average number of outstanding ordinary shares	158,087,324	157,212,182
Weighted average potential shares of convertible bonds	9,244,474	13,797,503
Weighted average number of ordinary shares for diluted earnings per share	**167,331,798**	**171,009,685**
Diluted earnings per share (euros)	**3.13**	**4.47**
Profit for the period from continuing operations attributable to equity holders of the parent	518,821	755,583
Diluted earnings per share (continuing operations) (euros)	**3.10**	**4.42**

In thousands of euros

29. Dividend

According to the Austrian Stock Corporation Act, the financial statements of voestalpine AG as of March 31, 2007, are the basis for the dividend. These financial statements report a balance sheet profit of EUR 247.0 million. The Management Board will therefore recommend a basic dividend of EUR 1.45 (2005/06: EUR 0.78).

Linz, May 22, 2007

The Management Board

Wolfgang Eder　　Franz Hirschmanner　　Josef Mülner

Robert Ottel　　Wolfgang Spreitzer

The consolidated financial statements of voestalpine AG will be submitted to the commercial register of the commercial court Linz under company register number FN 66209 t.

Appendix to the Notes: Group companies

Auditor's report

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of voestalpine AG, Linz, for the business year from April 1, 2006, to March 31, 2007. These consolidated financial statements comprise the consolidated balance sheet as of March 31, 2007, the consolidated income statement, the statement of changes in equity and the consolidated cash flow statement for the year ended March 31, 2007, as well as a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of March 31, 2007, and of its financial performance and its cash flows for the business year from April 1, 2006, to March 31, 2007, in accordance with International Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements

Laws and regulations applicable in Austria require us to audit whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the group.

In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, May 22, 2007

GRANT THORNTON
Wirtschaftsprüfungs- und Steuerberatungs-GmbH



Mag. Josef Töglhofer



MMag. Dr. Sascha Berkovec

Auditors and Tax Consultants

voestalpine AG

Group companies

Steel Division

	Domicile of the company	Interest held	Parent company
voestalpine Stahl GmbH	AUT	100.000%	voestalpine AG
Importkohle Gesellschaft m.b.H.	AUT	66.000%	voestalpine Rohstoffbeschaffungs GmbH
Logistik Service GmbH	AUT	100.000%	voestalpine Stahl GmbH
vatron gmbh	AUT	61.500%	voestalpine Stahl GmbH
vatron gmbh	AUT	5.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Anarbeitung GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Eurostahl GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Giesserei Linz GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Giesserei Traisen GmbH	AUT	100.000%	voestalpine Giesserei Linz GmbH
voestalpine Grobblech GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Personalberatung GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	75.100%	voestalpine Stahl GmbH
voestalpine Rohstoffbeschaffungs GmbH	AUT	24.900%	voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Stahl Service Center GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Stahlbeteiligungs GmbH	AUT	100.000%	voestalpine Stahl GmbH
voestalpine Steel Service Center Polska Sp.z o.o.	POL	100.000%	voestalpine Stahl Service Center GmbH
GEORG FISCHER FITTINGS GmbH [2]	AUT	49.000%	voestalpine Stahl GmbH
Herzog Coilex GmbH [2]	DEU	25.100%	voestalpine Stahl Service Center GmbH
Industrie-Logistik-Linz GmbH & Co KG [2]	AUT	37.000%	voestalpine Stahl GmbH
Kühne + Nagel Euroshipping GmbH [2]	DEU	49.000%	Logistik Service GmbH
METALSERVICE S.P.A. [2]	ITA	40.000%	voestalpine Stahl Service Center GmbH
Ningxia Kocel Steel Foundry Co. Ltd. [2]	CHN	49.070%	voestalpine Giesserei Linz GmbH
Scholz Austria GmbH [2]	AUT	28.250%	voestalpine Stahl GmbH
Scholz Austria GmbH [2]	AUT	5.160%	voestalpine Stahl Donawitz GmbH & Co KG
voestalpine Stahlhandel GmbH [2]	AUT	25.100%	voestalpine Stahl GmbH
Wuppermann Austria Gesellschaft m.b.H. [2]	AUT	30.000%	voestalpine Stahl GmbH
B-Zone Projektentwicklungs- und -vermarktungsgesellschaft mbH [1]	AUT	52.500%	voestalpine Stahl GmbH
„Sport-Kultur-Aktiv" registrierte Genossenschaft mit beschränkter Haftung [1]	AUT	28.570%	voestalpine Stahl GmbH
Cargo Service GmbH [1]	AUT	100.000%	Logistik Service GmbH
Caseli GmbH [1]	AUT	100.000%	voestalpine Stahl GmbH
GWL Gebäude- Wohnungs- und Liegenschafts-Verwaltungsgesellschaft m.b.H. [1]	AUT	76.000%	voestalpine Stahl GmbH
Hot Vision Research GmbH [1]	AUT	100.000%	vatron gmbh
Industrie-Logistik-Linz Geschäftsführungs-GmbH [1]	AUT	37.000%	voestalpine Stahl GmbH
Kontext Druckerei GmbH [1]	AUT	64.800%	voestalpine Stahl GmbH
Linzer Schlackenaufbereitungs- und -vertriebsgesellschaft m.b.H. [1]	AUT	33.333%	voestalpine Stahl GmbH

	Domicile of the company	Interest held	Parent company
Stahlservice Rauschenberger Verwaltungs-GmbH [1]	DEU	100.000%	voestalpine Stahl GmbH
VA OMV Personalholding GmbH [1]	AUT	50.000%	voestalpine Personalberatung GmbH
voestalpine Belgium NV/SA [1]	BEL	100.000%	voestalpine Eurostahl GmbH
voestalpine CR, s.r.o. [1]	CZE	100.000%	voestalpine Eurostahl GmbH
voestalpine d.o.o. [1]	HRV	100.000%	voestalpine Eurostahl GmbH
voestalpine d.o.o. [1]	SCG	100.000%	voestalpine Eurostahl GmbH
voestalpine d.o.o. [1]	SVN	100.000%	voestalpine Eurostahl GmbH
voestalpine Danmark ApS. [1]	DNK	100.000%	voestalpine Eurostahl GmbH
voestalpine Deutschland GmbH [1]	DEU	100.000%	voestalpine Eurostahl GmbH
voestalpine France SAS [1]	FRA	100.000%	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft. [1]	HUN	99.000%	voestalpine Eurostahl GmbH
voestalpine Hungaria Kft. [1]	HUN	1.000%	Donauländische Baugesellschaft m.b.H.
voestalpine Italia S.r.l. [1]	ITA	100.000%	voestalpine Eurostahl GmbH
voestalpine Nederland B.V. [1]	NLD	100.000%	voestalpine Eurostahl GmbH
voestalpine Pan America Equipamentos Limitada [1]	BRA	99.000%	voestalpine Giesserei Linz GmbH
voestalpine Pan America Equipamentos Limitada [1]	BRA	1.000%	voestalpine Giesserei Traisen GmbH
voestalpine Polska Sp.z o.o. [1]	POL	100.000%	voestalpine Eurostahl GmbH
voestalpine Romania S.R.L [1]	ROU	100.000%	voestalpine Eurostahl GmbH
voestalpine Scandinavia AB [1]	SWE	100.000%	voestalpine Eurostahl GmbH
voestalpine Schweiz GmbH [1]	CHE	100.000%	voestalpine Eurostahl GmbH
voestalpine Slovakia s.r.o. [1]	SVK	100.000%	voestalpine Eurostahl GmbH
voestalpine UK LTD [1]	GBR	100.000%	voestalpine Eurostahl GmbH
voestalpine USA Corp. [1]	USA	100.000%	voestalpine Eurostahl GmbH
Werksgärtnerei Gesellschaft m.b.H. [1]	AUT	100.000%	voestalpine Stahl GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation, for all other companies: full consolidation

Railway Systems Division

	Domicile of the company	Interest held	Parent company
voestalpine Bahnsysteme GmbH & Co KG	AUT	100.000%	voestalpine AG
Advanced Railway Systems GmbH	AUT	100.000%	VAE Eisenbahnsysteme GmbH
BWG GmbH & CO KG[4]	DEU	99.997%	VAE Holding (Deutschland) GmbH
BWG GmbH & CO KG[4]	DEU	0.003%	VAE Geschäftsführung (Deutschland) GmbH
CONTEC GmbH Transportation Systems	DEU	51.000%	VAE Eisenbahnsysteme GmbH
Digvijay Steels Private Limited	IND	50.100%	VAE GmbH
HBW Light Rail B.V.	NLD	51.400%	BWG GmbH & CO KG
JEZ Sistemas Ferroviarios S.L.	ESP	50.000%	VAE GmbH
Rahee Track Technologies (Pvt) Ltd	IND	51.000%	VAE GmbH
Railservice Center Duisburg GmbH	DEU	75.171%	voestalpine Bahnsysteme Beteiligungs-verwaltung Deutschland GmbH
SST Signal & System Technik GmbH	DEU	80.000%	VAE Eisenbahnsysteme GmbH
TENS Spolka z.o.o.	POL	80.000%	VAE Eisenbahnsysteme GmbH
TSTG Beteiligungs GmbH & Co. KG[4]	DEU	100.000%	voestalpine Bahnsysteme Beteiligungs-verwaltung Deutschland GmbH
TSTG Schienen Technik GmbH & Co KG[4]	DEU	100.000%	TSTG Beteiligungs GmbH & Co. KG
TSTG Schienen Technik Verwaltungs GmbH	DEU	100.000%	voestalpine Bahnsysteme Beteiligungs-verwaltung Deutschland GmbH
VAE Africa (Pty) Ltd.	ZAF	100.000%	VAE GmbH
VAE APCAROM SA	ROU	88.700%	VAE GmbH
VAE Brasil Produtos Ferroviários Ltda	BRA	59.000%	VAE GmbH
VAE Eisenbahnsysteme GmbH	AUT	100.000%	VAE GmbH
VAE Geschäftsführung (Deutschland) GmbH	DEU	100.000%	VAE GmbH
VAE GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
VAE Holding (Deutschland) GmbH	DEU	100.000%	VAE GmbH
VAE Italia S.r.l.	ITA	100.000%	VAE GmbH
VAE Legetecha UAB	LTU	66.000%	VAE GmbH
VAE NORTRAK LTD.	USA	100.000%	VAE Nortrak North America Incorporation
VAE Nortrak North America Incorporation	USA	96.354%	VAE GmbH
VAE Perway (Pty) Ltd.	ZAF	65.000%	VAE GmbH
VAE Polska Sp.z o.o.	POL	100.000%	VAE GmbH
VAE Railway Systems Pty. Ltd.	AUS	100.000%	VAE GmbH
VAE Riga SIA	LVA	100.000%	VAE GmbH
VAE SA (Pty) Ltd.	ZAF	75.000%	VAE GmbH
VAE SA (Pty) Ltd.	ZAF	12.500%	VAE Africa (Pty) Ltd.
VAE SA (Pty) Ltd.	ZAF	12.500%	VAE Perway (Pty) Ltd.
VAE Sofia OOD	BGR	51.000%	VAE GmbH
VAE UK Ltd.	GBR	100.000%	VAE GmbH
VAE VKN Industries Private Limited	IND	51.000%	VAE GmbH

	Domicile of the company	Interest held	Parent company
VAE VKN Industries Private Limited	IND	6.000%	JEZ Sistemas Ferroviarios S.L.
VAMAV Vasúti Berendezések Kft.	HUN	50.000%	VAE GmbH
voestalpine Austria Draht GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Beteiligungsverwaltung Deutschland GmbH	DEU	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Bahnsysteme Vermögensverwaltungs GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Draht Finsterwalde GmbH	DEU	100.000%	voestalpine Austria Draht GmbH
voestalpine Klöckner Bahntechnik GmbH	DEU	100.000%	voestalpine Bahnsysteme Beteiligungs-verwaltung Deutschland GmbH
voestalpine Railpro B.V.	NLD	70.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Schienen GmbH	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz GmbH & Co KG	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
voestalpine Stahl Donawitz Immobilien GmbH	AUT	100.000%	voestalpine Bahnsysteme Vermögens-verwaltungs GmbH
WBG Weichenwerk Brandenburg GmbH	DEU	100.000%	BWG GmbH & CO KG
Weichenwerk Wörth GmbH	AUT	70.000%	VAE Eisenbahnsysteme GmbH
Wisselbouw Nederland B.V.	NLD	100.000%	VAE GmbH
voestalpine Tubulars GmbH & Co KG [3]	AUT	49.985%	voestalpine Bahnsysteme Vermögens-verwaltungs GmbH
voestalpine Tubulars GmbH & Co KG [3]	AUT	0.010%	voestalpine Tubulars GmbH
voestalpine Tubulars GmbH [3]	AUT	50.000%	voestalpine Bahnsysteme Vermögens-verwaltungs GmbH
Liefergemeinschaft Gotthard-Basis Tunnel GbR [2]	DEU	50.000%	voestalpine Klöckner Bahntechnik GmbH
Burbiola S.A. [1]	ESP	50.000%	JEZ Sistemas Ferroviarios S.L.
Draht & Stahl GmbH [1]	DEU	30.000%	voestalpine Draht Finsterwalde GmbH
Draht + Stahl - Polska spolka z.o.o. [1]	POL	100.000%	voestalpine Draht Finsterwalde GmbH
Drahtwerk Finsterwalde GmbH [1]	DEU	100.000%	voestalpine Draht Finsterwalde GmbH
Liegenschaftsverwaltungs GmbH [1]	AUT	100.000%	voestalpine Bahnsysteme Vermögens-verwaltungs GmbH
VAE Murom LLC (in liquidation) [1]	RUS	50.000%	VAE GmbH
voestalpine Bahnsysteme GmbH [1]	AUT	100.000%	voestalpine AG
VOEST-ALPINE SOUTH AMERICA, C.A. [1]	VEN	100.000%	voestalpine Tubulars GmbH
voestalpine Stahl Donawitz GmbH [1]	AUT	100.000%	voestalpine Bahnsysteme GmbH & Co KG
VOEST-ALPINE TUBULAR CORP. [1]	USA	100.000%	voestalpine Tubulars GmbH
voestalpine Tubulars Middle East FZE [1]	UAE	100.000%	voestalpine Tubulars GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation [4] These consolidated financial statements represent an exemption for BWG GmbH & Co KG, TSTG Beteiligungs GmbH & Co. KG and TSTG Schienen Technik GmbH & Co KG according to Art. 264b of the German Commercial Code. For all other companies: full consolidation.

Automotive Division

	Domicile of the company	Interest held	Parent company
voestalpine Automotive GmbH	AUT	100.000%	voestalpine AG
Amstutz Levin & Cie	FRA	99.999%	Coriolis
Bauer & Dittus Verwaltungs Gesellschaft mit beschränkter Haftung	DEU	10.000%	Flamco STAG Behälterbau GmbH
Bauer und Dittus GmbH & Co. KG	DEU	75.000%	Wemefa Horst Christopeit GmbH
Coriolis	FRA	99.999%	Stamptec France SAS
Flamco AG	CHE	100.000%	Flamco Holding B.V.
Flamco BV	NLD	100.000%	Flamco Holding B.V.
Flamco Flexcon B.V.	NLD	100.000%	Flamco Holding B.V.
Flamco Flexcon Ltd.	GBR	100.000%	Flamco Holding B.V.
Flamco Flexcon Sarl	FRA	100.000%	Flamco Holding B.V.
Flamco Heating Accessories (Changshu) Co., Ltd.	CHN	100.000%	Flamco Holding B.V.
Flamco Holding B.V.	NLD	100.000%	voestalpine Polynorm N.V.
Flamco IMZ B.V.	NLD	100.000%	Flamco BV
Flamco Pipe Support B.V.	NLD	100.000%	Flamco BV
Flamco Polska Sp.z o.o.	POL	100.000%	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	94.000%	Flamco Holding B.V.
Flamco STAG Behälterbau GmbH	DEU	6.000%	Polynorm GmbH
Flamco STAG GmbH	DEU	100.000%	Flamco STAG Behälterbau GmbH
Flamco UK Ltd.	GBR	100.000%	Flamco Flexcon Ltd.
Flamco WEMEFA GmbH	DEU	100.000%	Flamco STAG Behälterbau GmbH
Gutbrod Schmölln GmbH	DEU	100.000%	Gutbrod Stanz- und Umformtechnik GmbH
Gutbrod Stanz- und Umformtechnik GmbH	DEU	100.000%	Stamptec Holding GmbH
Hügel GmbH & Co KG[4]	DEU	100.000%	Hügel Holding GmbH
Hügel Holding GmbH	DEU	100.000%	Stamptec Holding GmbH
Kadow und Riese Laser- und Umformtechnik GmbH	DEU	100.000%	Hügel Holding GmbH
Polynorm Automotive Holding USA Inc.	USA	100.000%	voestalpine Polynorm N.V.
Polynorm GmbH	DEU	100.000%	voestalpine Polynorm N.V.
Polynorm Immobilien GmbH & Co. KG	DEU	100.000%	voestalpine Polynorm N.V.
Production Tube Cutting France (PTC) S.A.	FRA	100.000%	voestalpine Rotec GmbH
Retrospective Limited	GBR	100.000%	voestalpine Rotec GmbH
ROTEC Zug AG	CHE	100.000%	voestalpine Rotec GmbH
Société Civile Immobilière Jean Monnet	FRA	99.950%	voestalpine Rotec Vertriebs GmbH
Stamptec France SAS	FRA	100.000%	Stamptec Holding GmbH
Stamptec Holding GmbH	DEU	51.000%	voestalpine Automotive Holding GmbH
Verwaltungsgesellschaft Hügel mbH	DEU	100.000%	Hügel Holding GmbH
voestalpine Automotive Finanzierungs GmbH	AUT	100.000%	voestalpine Automotive GmbH
voestalpine Automotive Holding GmbH	AUT	100.000%	voestalpine Automotive GmbH
voestalpine Automotive Netherlands Holding B.V.	NLD	100.000%	voestalpine Automotive Holding GmbH

	Domicile of the company	Interest held	Parent company
voestalpine Elmsteel Group Limited	GBR	100.000%	Retrospective Limited
voestalpine Elmsteel Incorporated	USA	100.000%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Limited	GBR	100.000%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Polska Sp.z o.o.	POL	100.000%	voestalpine Elmsteel Group Limited
voestalpine Elmsteel Romania SRL	ROU	100.000%	voestalpine Elmsteel Group Limited
voestalpine Europlatinen GmbH	AUT	100.000%	voestalpine Automotive Holding GmbH
voestalpine Euroweld S.r.l.	ITA	92.000%	voestalpine Europlatinen GmbH
voestalpine HTI Beteiligungs GmbH	AUT	100.000%	voestalpine Rotec GmbH
voestalpine HTI GmbH & Co KG [4]	DEU	99.000%	voestalpine HTI Beteiligungs GmbH
voestalpine HTI GmbH & Co KG [4]	DEU	1.000%	voestalpine Rotec GmbH
voestalpine Polynorm B.V.	NLD	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm Grau GmbH & Co. KG [4]	DEU	100.000%	Polynorm GmbH
voestalpine Polynorm Inc.	USA	100.000%	Polynorm Automotive Holding USA Inc.
voestalpine Polynorm N.V.	NLD	100.000%	voestalpine Automotive Netherlands Holding B.V.
voestalpine Polynorm Plastics B.V.	NLD	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm Plastics Limited	GBR	100.000%	voestalpine Polynorm N.V.
voestalpine Polynorm van Niftrik B.V.	NLD	100.000%	voestalpine Polynorm N.V.
voestalpine Präzisrohrtechnik GmbH	AUT	100.000%	voestalpine Rotec GmbH
voestalpine Rotec GmbH	AUT	100.000%	voestalpine Automotive Holding GmbH
voestalpine ROTEC Iberica S.A.	ESP	100.000%	voestalpine Rotec GmbH
voestalpine Rotec Skandinavien AB	SWE	100.000%	voestalpine Rotec GmbH
voestalpine Rotec Vertriebs GmbH	DEU	100.000%	voestalpine Rotec GmbH
voestalpine Vollmer GmbH & Co KG [4]	DEU	99.667%	voestalpine Vollmer Holding GmbH
voestalpine Vollmer GmbH & Co KG [4]	DEU	0.333%	voestalpine Automotive Holding GmbH
voestalpine Vollmer Holding GmbH	AUT	100.000%	voestalpine Automotive Holding GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG [4]	DEU	99.933%	voestalpine Vollmer Holding GmbH
voestalpine Vollmer Pfaffenhofen GmbH & Co KG [4]	DEU	0.067%	voestalpine Automotive Holding GmbH
Wemefa Horst Christopeit GmbH	DEU	100.000%	Flamco STAG Behälterbau GmbH
Entwicklungsgesellschaft Gügling Verwaltungs GmbH [1]	DEU	100.000%	Polynorm GmbH
Grau Werkzeugsysteme GmbH Beteiligungsgesellschaft [1]	DEU	100.000%	voestalpine Polynorm Grau GmbH & Co. KG
Polynorm Immobilien Beteiligungs GmbH [1]	DEU	100.000%	voestalpine Polynorm N.V.
Rotec Italia srl [1]	ITA	100.000%	voestalpine Präzisrohrtechnik GmbH
TURINAUTO S.P.A. [1]	ITA	33.330%	voestalpine Automotive Holding GmbH

[1] no consolidation [2] equity method [3] proportionate consolidation [4] These consolidated financial statements represent an exemption for voestalpine Polynorm Grau GmbH & Co. KG, voestalpine HTI GmbH & Co KG, voestalpine Vollmer GmbH & Co KG, voestalpine Vollmer Pfaffenhofen GmbH & Co KG and Hügel GmbH & Co KG according to Art. 264b of the German Commercial Code. For all other companies: full consolidation.

Profilform Division

	Domicile of the company	Interest held	Parent company
voestalpine Profilform GmbH	AUT	100.000%	voestalpine AG
Global Rollforming Corporation	USA	58.073%	voestalpine Profilform GmbH
Global Rollforming Corporation	USA	41.927%	SADEF N.V.
Metal Sections Limited	GBR	100.000%	Metsec plc
Metsec plc	GBR	100.000%	VOEST-ALPINE KREMS U.K. plc
Nedcon Bohemia s.r.o.	CZE	100.000%	Nedcon Groep N.V.
Nedcon Components B.V.	NLD	100.000%	Nedcon Groep N.V.
Nedcon France S.A.S	FRA	100.000%	Nedcon Groep N.V.
Nedcon Groep N.V.	NLD	100.000%	voestalpine Profilform GmbH
Nedcon Lagertechnik GmbH	DEU	100.000%	Nedcon Groep N.V.
Nedcon Logistica Iberia S.A.	ESP	100.000%	Nedcon Groep N.V.
Nedcon Magazijninrichting B.V.	NLD	100.000%	Nedcon Groep N.V.
Nedcon N.V.	BEL	99.967%	Nedcon Groep N.V.
Nedcon Raktártechnikai Kft.	HUN	100.000%	Nedcon Groep N.V.
Nedcon UK Ltd.	GBR	100.000%	Nedcon Groep N.V.
Nedcon USA Inc.	USA	100.000%	Nedcon Groep N.V.
Roll Forming Corporation	USA	100.000%	Global Rollforming Corporation
SADEF N.V.	BEL	100.000%	voestalpine Profilform GmbH
Société Automatique de Profilage (SAP)	FRA	100.000%	voestalpine Profilform GmbH

	Domicile of the company	Interest held	Parent company
Société Profilafroid	FRA	99.856%	voestalpine Profilform GmbH
Stratford Joists Limited	GBR	100.000%	Metsec plc
voestalpine Krems Finaltechnik GmbH	AUT	100.000%	voestalpine Profilform GmbH
voestalpine Krems GmbH	AUT	100.000%	voestalpine Profilform GmbH
VOEST-ALPINE KREMS U.K. plc	GBR	100.000%	voestalpine Profilform GmbH
voestalpine Präzisionsprofil GmbH	DEU	90.000%	voestalpine Profilform Beteiligung GmbH
voestalpine Präzisionsprofil GmbH	DEU	10.000%	voestalpine Profilform GmbH
voestalpine Profilform Beteiligung GmbH	AUT	100.000%	voestalpine Profilform GmbH
voestalpine PROFILFORM s.r.o.	CZE	100.000%	voestalpine Profilform GmbH
ZAO voestalpine Arkada Profil	RUS	80.000%	voestalpine Profilform Beteiligung GmbH
Nedcon DLS B.V.[3]	NLD	49.875%	Nedcon Groep N.V.
ZAO Nedcon – SE Group[2]	RUS	49.000%	Nedcon Magazijninrichting B.V.
Gemeinnützige Donau-Ennstaler Siedlungs-Aktiengesellschaft[1]	AUT	33.333%	voestalpine Krems GmbH
OOO Arkada Yug[1]	RUS	100.000%	ZAO voestalpine Arkada Profil
Profilafroid Deutschland GmbH (in liquidation)[1]	FRA	100.000%	Societe Profilafroid
Profivi[1]	FRA	100.000%	Societe Profilafroid
SADEF FRANCE S.A.R.L.[1]	FRA	90.000%	SADEF N.V.
SADEF FRANCE S.A.R.L.[1]	FRA	10.000%	voestalpine Krems GmbH

[1] no consolidation [2] equity method 3 proportionate consolidation, for all other companies: full consolidation

Other companies

	Domicile of the company	Interest held	Parent company
Danube Beteiligungs Invest MF-AG	AUT	100.000%	Danube Equity Invest AG
Danube Equity Invest AG	AUT	71.373%	voestalpine AG
Danube Equity Invest Management GmbH	AUT	100.000%	voestalpine AG
voestalpine Dienstleistungs- und Finanzierungs GmbH	DEU	100.000%	voestalpine Treasury Holding GmbH
voestalpine Finanzierungs GmbH	AUT	100.000%	voestalpine Treasury Holding GmbH
voestalpine Informationstechnologie GmbH	AUT	100.000%	voestalpine AG
voestalpine Treasury Holding GmbH	AUT	100.000%	voestalpine AG
VOEST-ALPINE Intertrading Aktiengesellschaft [2]	AUT	38.500%	voestalpine AG
APK-Pensionskasse Aktiengesellschaft [1]	AUT	19.110%	voestalpine AG
Donauländische Baugesellschaft m.b.H. [1]	AUT	100.000%	voestalpine AG
IVM Industrieversicherungsmakler GmbH [1]	AUT	50.000%	voestalpine AG

[1] no consolidation [2] equity method, for all other companies: full consolidation

For other people
this is art.



Anyone specializing in new technologies and materials, sometimes has to think outside of the box. Innovation is a state of mind and a reflection of our corporate culture. Displaying curiosity, being open to new ideas and developing unconventional solutions are features that have linked us to the world of art for many years.





For us talent we want to support.

Service

voestalpine Eurostahl GmbH

voestalpine Eurostahl GmbH is the international sales organization of the voestalpine Group.
It has sales and representative offices all over the world. This international network ensures the presence as well as competent customer care in all important markets.

voestalpine Eurostahl GmbH
voestalpine-Strasse 1
A-4020 Linz
T. +43/50304/15-9700
F. +43/50304/55-8021
eurostahl@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Belgium NV/SA
Jozef Van Elewijckstraat 59
B-1853 Strombeek-Bever
T. +32/2/770 08 52
F. +32/2/770 02 87
office-bruessel@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Nederland BV
Willem Witsenplein 4
NL-2596 BK The Hague
T. +31/70/314 16 66
F. +31/70/328 20 92
office-denhaag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Schweiz GmbH
Siewerdtstrasse 105
CH-8050 Zurich-Oerlikon
T. +41/44/318 65-65
F. +41/44/318 65-00
office-zuerich@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine ČR, s.r.o.
Karlovo náměstí 31
CZ-120 00 Praha 2
T. +420/224/908-105
F. +420/224/908-104
office-prag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Deutschland GmbH
Elsenheimerstraße 59
D-80687 Munich
T. +49/89/578 35-270
F. +49/89/578 35-277
office-muenchen@voestalpine.com
www.voestalpine.com/eurostahl

Liaison office Düsseldorf:
Giesserallee 33
D-47877 Willich
T. +49/2154/95 30-12
F. +49/2154/95 30-10
www.voestalpine.com/eurostahl

voestalpine Scandinavia AB
Nybrogatan 44, P.O.Box 5270
S-10246 Stockholm
T. +46/8/54 58 94-50
F. +46/8/54 58 94-57
office-stockholm@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Danmark ApS.
Frederiksborggade 3/2. sal
DK-1360 Copenhagen
T. +45/354/318 44
F. +45/354/336 66
office-denhaag@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine France s.a.s.
61, Allée de la Robertsau
F-67000 Strasbourg
T. +33/3/88 21 23 81
F. +33/3/88 25 03 25
office-strasbourg@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine UK LTD.
Albion Place, voestalpine House
Hammersmith
GB-W6 0QT London
T. +44/20/86 00 58 00
F. +44/20/87 41 30 99
office-london@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Hungária Kft.
Alkotás u. 39/C
H-1123 Budapest
T. +36/1/48 95-500
F. +36/1/48 95-505
office-budapest@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Italia S.r.l.
Via F. Turati 29
I-20121 Milan
T. +39/02/29 08 11
F. +39/02/65 55 091
office-milano@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Polska Sp.z o.o.
ul. Oswiecimska 403
PL-43-100 Tychy
T. +48/32/32 79-150
F. +48/32/32 79-151
office-tychy@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Moscow representative office
Bolshaya Ordynka Street, 44, Building 4
RF-119017 Moscow
T. +7/495/72 11-997
F. +7/495/72 11-998
office-moskva@voestalpine.com
www.voestalpine.com/eurostahl

as of September 1, 2007:
4, Dobryninskiy per., 8/10
RF-119049 Moscow
T. +7/495/72 11-997
F. +7/495/72 11-998
office-moskva@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Heinzelova 60
HR-10000 Zagreb
T. +385/1/618 58-81
F. +385/1/618 58-84
office-zagreb@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Jarška cesta 10b
SLO-1000 Ljubljana
T. +386/1/523 37-30
F. +386/1/523 37-34
office-ljubljana@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine d.o.o.
Ulica proleterske solidarnosti 18/1
SCG-11070 Beograd
T. +381/11/31 18-754
F. +381/11/21 34-108
office-beograd@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine USA Corp.
500 Mamaroneck Ave, Suite 310
US-Harrison, NY 10528
T. +1/914/89 93-700
F. +1/914/38 10-509
office-newyork@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Romania S.R.L.
Av. Mircea Zorileanu Str. No. 18
1st Floor, District 1
RO-Bucharest
T. +40/21/22 41-003
F. +40/21/22 41-137
office-bukarest@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH Beijing
Representative Office
No. 01-01, Liang Ma Qiao Diplomatic Compound
No. 22 Dong Fang Dong Road
Chao Yang District
CN-100600 Beijing
T. +86/10/85 32 17 78
F. +86/10/85 32 17 78
office-beijing@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Slovakia s.r.o.
Námestie SNP 3
SK-917 01 Trnava
T. + 421/33/53 41-284
F. + 421/33/53 41-286
office-trnava@voestalpine.com
www.voestalpine.com/eurostahl

voestalpine Eurostahl GmbH
Istanbul Liaison Office
Ebulula Mardin Caddesi,
Maya Park Towers 2, Kat.1
TR-34335 Akatlar, Istanbul
T. +90/212/350 90 60
F. +90/212/351 61 31
office-istanbul@voestalpine.com
www.voestalpine.com/eurostahl

Steel Division

voestalpine Stahl GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-0
F. +43/50304/55-8801
stahl@voestalpine.com
www.voestalpine.com/stahl

voestalpine Stahl Service Center GmbH
Industriezeile 28
A-4020 Linz
T. +43/50304/19-0
F. +43/50304/59-200
office.vassc@voestalpine.com
www.voestalpine.com/stahlservicecenter

voestalpine Grobblech GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-0
F. +43/50304/55-8852
grobblech@voestalpine.com
www.voestalpine.com/grobblech

voestalpine Giesserei Linz GmbH
voestalpine-Strasse 3
A-4020 Linz
T. +43/50304/15-6226
F. +43/50304/55-2277
giesserei@voestalpine.com
www.voestalpine.com/giesserei_linz

voestalpine Giesserei Traisen GmbH
Mariazeller Strasse 75
A-3160 Traisen
T. +43/50304/13-0
F. +43/50304/53-350
office.traisen@voestalpine.com
www.voestalpine.com/giesserei_traisen

Logistik Service GmbH
Lunzerstrasse 41
A-4031 Linz
T. +43/732/65 98-2000
F. +43/732/69 80-2000
office@logserv.at
www.logserv.at

voestalpine Rohstoffbeschaffungs GmbH
Stahlstrasse 21
A-4031 Linz
T. +43/50304/17-0
F. +43/50304/57-8183
rohstoffbeschaffung@voestalpine.com
www.voestalpine.com/rohstoffbeschaffung

voestalpine Anarbeitung GmbH
Lunzerstrasse 105
A-4021 Linz
T. +43/50304/15-0
F. +43/50304/55-1000
office.anarbeitung@voestalpine.com

voestalpine Personalberatung GmbH
Stahlstrasse 30
A-4031 Linz
T. +43/50304/15-2500
F. +43/50304/55-5234
personalberatung@voestalpine.com

Railway Systems Division

voestalpine Bahnsysteme GmbH & Co KG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/50304/26-0
F. +43/50304/66-96
info.bahnsysteme@voestalpine.com
www.voestalpine.com

voestalpine Draht Finsterwalde GmbH
Grenzstrasse 45
D-03238 Finsterwalde
T. +49/3531/786-0
F. +49/3531/786-250
draht-finsterwalde@voestalpine.com
www.voestalpine.com/finsterwalde

voestalpine Schienen GmbH
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/50304/26-0
F. +43/50304/66-96
info.schienen@voestalpine.com
www.voestalpine.com/schienen

TSTG Schienen Technik GmbH & Co KG
Kaiser-Wilhelm-Strasse 100
D-47166 Duisburg
T. +49/203/52 24-693
F. +49/203/52 24-694
info@tstg.de
www.tstg.de

VAE GmbH
Rotenturmstrasse 5-9
A-1010 Vienna
T. +43/50304/12-0
F. +43/50304/68-129
marketing.vae@voestalpine.com
www.voestalpine.com/vae

VAE Eisenbahnsysteme GmbH
Alpinestrasse 1
A-8740 Zeltweg
T. +43/50304/28-0
F. +43/50304/68-129
marketing.vae@voestalpine.com
www.voestalpine.com/vaee

voestalpine Klöckner Bahntechnik GmbH
Alboinstrasse 96-110
D-12103 Berlin
T. +49/30/754 84-110
F. +49/30/754 84-168
info@vak-bahntechnik.de
www.voestalpine.com/kloecknerbahntechnik

voestalpine Stahl Donawitz GmbH & Co KG
Kerpelystrasse 199
A-8700 Leoben-Donawitz
T. +43/50304/25-0
F. +43/50304/65-96
info.stahldonawitz@voestalpine.com
www.voestalpine.com/stahldonawitz

voestalpine Austria Draht GmbH
Bahnhofstrasse 2
A-8600 Bruck/Mur
T. +43/50304/26-0
F. +43/50304/66-299
info.austriadraht@voestalpine.com
www.voestalpine.com/austriadraht

voestalpine Tubulars GmbH & Co KG
Alpinestrasse 17
A-8652 Kindberg-Aumuehl
T. +43/50304/23-0
F. +43/50304/63-212
info.tubulars@voestalpine.com
www.voestalpine.com/tubulars

voestalpine Railpro B.V.
Nieuwe Crailoseweg 8
NL-1222 AB Hilversum
T. +31/35/688-9600
F. +31/35/688-9666
railinfo@railpro.nl
www.voestalpine.com/railpro

Automotive Division

voestalpine Automotive Holding GmbH
voestalpine-Strasse 1
A-4020 Linz
T. +43/50304/15-6871
F. +43/50304/55-6871
automotive@voestalpine.com
www.voestalpine.com/automotive

voestalpine Europlatinen GmbH
Stahlstrasse 47
A-4020 Linz
T. +43/50304/15-8341
F. +43/50304/55-8954
europlatinen@voestalpine.com
www.voestalpine.com/europlatinen

Euroweld S.r.l.
Via I° Maggio, 99
I-10040 Rivalta (Torino)
T. +39/11/225 09-11
F. +39/11/225 09-22
euroweld@voestalpine.com

voestalpine Polynorm NV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 04
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm BV
Amersfoortseweg 9
NL-3751 LJ Bunschoten
T. +31/33/298 95 11
F. +31/33/298 90 07
polynorm@voestalpine.com
www.voestalpine.com/polynorm

voestalpine Polynorm Plastics BV
Borchwerf 37
NL-4704 RG Roosendaal
T. +31/16/55 75-475
F. +31/16/55 54-115
www.voestalpine.com/polynorm

voestalpine Polynorm van Niftrik
Bosweg 2
NL-4645 RB Putte
T. +31/164/60 88 00
F. +31/164/60 41 90
www.voestalpine.com/polynorm

voestalpine Polynorm Grau GmbH & Co. KG
Polynormstrasse 1
Gewerbepark Guegling
D-73529 Schwaebisch Gmuend
T. +49/7171/972-0
F. +49/7171/972-321
www.voestalpine.com/polynorm

voestalpine Rotec GmbH
Gruberstrasse 2
A-4020 Linz
T. +43/50304/20-6
F. +43/50304/60-749
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Limited
Jacknell Road, Dodwells Bridge
Industrial Estate
UK-Hinckley, Leicestershire LE10 3BS
T. +44/1455/62 03 00
F. +44/1455/62 03 20
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Präzisrohrtechnik GmbH (Production)
Eisenhammerstrasse 15
A-8670 Krieglach
T. +43/50304/24-DW
F. +43/50304/64-DW
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/praezisrohrtechnik

voestalpine Präzisrohrtechnik GmbH
(Sales)
Gruberstrasse 2
A-4020 Linz
T. +43/50304/18-DW
F. +43/50304/58-DW
praezisrohrtechnik@voestalpine.com
www.voestalpine.com/rotec

Turinauto S.p.A.
Via Tirreno 45
I-10100 Rivalta (Torino)
T. +39/11/908-1916
F. +39/11/908-1920
info@turinauto.it
www.turinauto.it

voestalpine Polynorm Plastics (UK) Ltd.
P.O.Box 9, Washway Lane
UK-St. Helens, Merseyside WA10 6FE
T. +44/1744/743-333
F. +44/1744/743-300
www.voestalpine.com/polynorm

voestalpine Elmsteel Inc.
3709 US 52 South Lafayette
US-47905 Indiana
T. +1/765/471-2808
F. +1/765/471-8607
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Elmsteel Polska Sp.z o.o.
Komorniki, UL. Polna 7
PL-55-300 Sroda Slaska
T. +48/71/39 60-400
F. +48/71/39 60-411
rotec@voestalpine.com
www.voestalpine.com/rotec

PRODUCTION TUBE CUTTING France S.A.
7, Rue Henri Francois, Zone Industrielle
F-77330 Ozoir-la-Ferrière
T. +33/1/64 40-7600
F. +33/1/64 40-7610
www.voestalpine.com/rotec

voestalpine Rotec Iberica S.A.
Zudibiarte s/n, Carretera Okondo-Llodio
E-01409 Okondo (Alava)
T. +34/945/898-498
F. +34/945/898-456
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine HTI Maschinen- und Apparatebau GmbH & Co. KG
In der Bruchwiesen 11-13
D-76855 Annweiler
T. +49/6346/964 20
F. +49/6346/16 17
rotec@voestalpine.com
www.voestalpine.com/rotec

voestalpine Vollmer GmbH & Co. KG
Graf-Zeppelin-Strasse 29
D-72202 Nagold
T. +49/7452/84 81-0
F. +49/7452/84 81-29
vollmer@voestalpine.com
www.voestalpine.com/vollmer

Amstutz Levin & Cie
40 Fauborg de Belfort
F-90100 Delle
T. +33/384/58 48 03
F. +33/384/56 23 17
amstutz-levin@voestalpine.com
www.amstutz-levin.com

Gutbrod Stanz- und Umformtechnik GmbH
Daimlerstrasse 29
D-72581 Dettingen/Erms
T. +49/7123/97 87-0
F. +49/7123/97 87-99
gutbrod@voestalpine.com
www.gutbrod.de

Hügel GmbH & Co KG
Walter-Huegel-Strasse 1
D-55765 Birkenfeld
T. +49/6782/99 59-0
F. +49/6782/99 59-559
huegel@voestalpine.com
www.huegel.de

Profilform Division

Roll Forming Corporation
1070 Brooks Industrial Park
P.O.Box 369
US-40066-0369 Shelbyville, Kentucky
T. +1/502/663-4435
F. +1/502/633-5824
sales@rfcorp.com
www.voestalpine.com/rfc

voestalpine Präzisionsprofil GmbH
Franz-Tilgner-Strasse 10
D-50354 Huerth
T. +49/2233/61 16-0
F. +49/2233/61 16-16
info@praepro.de
www.voestalpine.com/praezisionsprofil

SADEF N.V.
Bruggesteenweg 60
B-8830 Hooglede-Gits
T. +32/51/261-211
F. +32/51/261-300
sales@sadef.be
www.voestalpine.com/sadef

voestalpine Profilform s.r.o.
Továrni 4
CZ-68223 Vyskov
T. +420/517/333-700
F. +420/517/333-702
marketing@vap-vyskov.cz
www.voestalpine.com/profilform-cz

Metsec plc
Broadwell Road, Oldbury
UK-B69 4HE West Midlands
T. +44/121/601-6000
F. +44/121/601-6119
metsecplc@metsec.com
www.voestalpine.com/metsec

voestalpine Krems GmbH
Schmidhuettenstrasse 5, Postfach 43
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-741
marketing.krems@voestalpine.com
www.voestalpine.com/krems

voestalpine Krems Finaltechnik GmbH
Schmidhuettenstrasse 5, Postfach 42
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-628
info.vakf@voestalpine.com
www.voestalpine.com/finaltechnik

voestalpine Profilform GmbH
Schmidhuettenstrasse 5, Postfach 45
A-3500 Krems
T. +43/50304/14-0
F. +43/50304/54-593
info_profilform@voestalpine.com
www.voestalpine.com

Nedcon Groep N.V.
Nijverheidsweg 26, Postbus 35
NL-7000 AA Doetinchem
T. +31/314/33 44 55
F. +31/314/34 58 64
nedcongroup@nedcon.com
www.nedcon.com

voestalpine Arkada ZAO
Karl-Marx-Strasse 12
RF-214000 Smolensk
T. +7/4812/32 99 29
F. +7/4812/38 27 87
office@arkada.ru
www.arkada.ru

Profilafroid S.A.
2, Rue de Beauvais
F-60930 Bailleul-Sur-Therain
T. +33/3/44 07 51 11
F. +33/3/44 07 65 34
contact@profilafroid.com
www.profilafroid.com

Société Automatique de Profilage (SAP) S.A.S
Route de Paris
F-27140 Gisors
T. +33/2/32 27 64 27
F. +33/2/32 27 04 72
contact@sapgisors.com
www.sapgisors.com

Glossary

Acquisition. Takeover or purchase of companies or of interests in companies.

Affiliated companies. Companies that are directly or indirectly under the same management – in this case of voestalpine AG – in which voestalpine AG holds, directly or indirectly, a majority of the voting rights or exercises the controlling influence.

Asset deal. Company takeover, where the buyer purchases individual assets (rather than shares).

ATX. "Austrian Traded Index", the leading index of the Vienna Stock Exchange, which contains the 20 most important stocks in the standard market continuous segment.

Blanking. An early step in preparing flat-rolled steel for use by an end user. A blank is a section of sheet that has the same outer dimensions as a specified part (such as a car door or hood) but that has not yet been stamped.

Blast furnace. A towering cylinder lined with heat-resistant (refractory) bricks, used by integrated steel mills to smelt iron from ore. Its name comes from the "blast" of hot air and gases forced up through the iron ore, coke and limestone that load the furnace.

Bloom. A semi-finished steel form whose rectangular cross-section is more than eight inches. This large cast steel shape is broken down in the mill to produce the familiar rails, I-beams, H-beams and sheet piling. Blooms are also part of the high-quality bar manufacturing process. Reduction of a bloom to a much smaller cross-section can improve the quality of the metal.

Body-in-white. Unpainted and untrimmed automotive upper body structures.

Borrowed capital. Inclusive term for provisions, trade and other payables, and liabilities-side accruals posted on the liabilities side of the balance sheet.

Borrowed capital ratio. Ratio of borrowed capital recorded on the balance sheet to total assets (the higher the ratio, the higher the debt burden).

Capital employed. Total employed interest-bearing capital.

Cash flow.

- From investment activities: outflow/inflow of liquid assets from investments/disinvestments;
- From operating activities: outflow/inflow of liquid assets not affected by investment, disinvestment, or financing activities.

Coating. The process of covering steel with another material (tin, chrome, zinc), primarily for corrosion resistance.

Coils. Steel sheet that has been wound. A slab, once rolled in a hot-strip mill, can be more than one mile long; coils are the most efficient way to store and transport sheet steel.

Coke. The basic fuel consumed in blast furnaces in the smelting of iron. Coke is a processed form of coal.

Cold working (rolling). Changes in the structure and shape of steel at a low temperature (often room temperature). It is used to create a permanent increase in the hardness and strength of the steel.

Continuous casting. A method of pouring steel directly from a ladle through a tundish into a mold, shaped to form billets, blooms, or slabs.

Corporate governance. International term for responsible corporate management and supervision oriented toward creating long-term added value.

Current assets. Those assets that are expected to be realized in cash or consumed in the short term, that is, they are not expected to be available for a company's business operations long-term, for example, inventory, trade accounts receivable, or securities.

E-procurement. Procurement of goods and services using modern electronic media, particularly Internet technology.

EBIT (earnings before interest and taxes). Earnings: Profit before the deduction of taxes, equity interests of other shareholders, and financial result.

EBIT margin. EBIT percentage of revenue.

EBITDA (earnings before interest, taxes, depreciation, and amortization). Profit before the deduction of taxes, equity interests of other shareholders, interest, and depreciation and amortization expenses.

EBITDA margin. EBITDA percentage of revenue.

EBT (result from ordinary activities or earnings before taxes). Profit before the deduction of taxes and equity interests of other shareholders.

Electrogalvanized. Zinc plating process in which the molecules on the positively charged zinc anode attach to the negatively charged sheet steel. The thickness of the zinc coating is readily controlled. By increasing the electric charge or slowing the speed of the steel through the plating area, the coating will thicken.

Endogenous growth. Economic growth generated from within an existing company or group.

Equity. Assets made available to a corporation by the owners through deposits and/or contributions or from retained profits.

Equity capital ratio. Balance sheet equity capital divided by total assets.

Exogenous growth. Economic growth generated by acquisitions.

Free float. The portion of the share capital that is actively traded on the stock exchange.

Galvanized steel. Steel coated with a thin layer of zinc to provide corrosion resistance in underbody auto parts, garbage cans, storage tanks, or fencing wire. Sheet steel normally must be cold-rolled prior to the galvanizing stage.

Gearing. Ratio of net financial debt to shareholders' equity.

Gross profit. Revenue less manufacturing costs.

Heavy plate. Steel sheet with a width of up to 200 inches and a thickness of at least 5 millimeters. Mainly used for construction, heavy machinery, ship building or pipes of big diameters.

Hollow sections. See "Welded tubes"

Hot dipped. Steel is run through a molten zinc coating bath, followed by an air stream "wipe" that controls the thickness of the zinc finish.

Hot mill. The rolling mill that reduces a hot slab into a coil of specified thickness; the whole processing is done at a relatively high temperature (when the steel is still "red").

Hot rolled. Product that is sold in its "as produced state" off the hot mill with no further reduction or processing steps.

IFRS (International Financial Reporting Standards). Accounting regulations developed to guarantee comparable balance sheet preparation and disclosure.

Joint venture. A business partnership between two or more companies, which remain independent but which pool capital to pursue a commercial goal, for example, the penetration of a foreign market.

Laser-welded blanks. Two or more sheets of steel seam-welded together into a single "blank" which is then stamped into a part. Materials that are both highly malleable and strong can be combined to meet customer requirements.

Liquidity ratio. The liquidity ratio measures a company's ability to pay off short-term debt as it becomes due.

Market capitalization. Market capitalization reflects the current market price of an exchange-listed company.

Cost of materials. Incorporates all expenditures necessary for the procurement of raw and auxiliary materials required for production.

Net financial debt. Interest-bearing liabilities less interest-earning assets.

Organic coating. High-tech composite material made of thin sheet with the highest surface quality and with a colored organic coating. Organic coating offers an even surface, excellent malleability and deep-drawing characteristics due to antifriction effects, high protection against corrosion, high resistance to chemical influences, and good temperature resistance.

Rating. An evaluation of the credit quality of a company recognized on international capital markets.

Return on equity. The ROE is the ratio between after-tax profit (net income) and equity as recorded in the previous period.

ROCE (return on capital employed). ROCE is the ratio of EBIT to capital employed, that is, profit generated by the capital invested.

Scrap (ferrous). Ferrous (iron-containing) material that generally is remelted and recast into new steel.

Seamless tubes. Tubes made from a solid billet or bloom, which is heated, then rotated under extreme pressure. This rotational pressure creates an opening in the center of the billet, which is then shaped by a mandrel to form a tube.

Sections. Blooms or billets that are hot-rolled in a rolling mill to form, among other shapes, "L", "U", "T" or "I" shapes. Sections can also be produced by welding together pieces of flat products. Sections can be used for a wide variety of purposes in the construction, machinery and transport industries. Also known as "profiles."

Share capital. The minimum capital requirement to be contributed by the shareholders for shares when establishing a stock corporation or limited partnership; it is issued in shares and constitutes a part of equity.

Simultaneous engineering. At any time of the design process each product life state is appropriately taken into consideration, i.e. by applying the related expert knowledge by means of forecasting, prognosis and simulation either by tools or by involving the human expert directly.

Slag. The impurities in a molten pool of iron. Flux such as limestone may be added to foster the congregation of undesired elements into a slag. Because slag is lighter than iron, it will float on top of the pool, where it can be skimmed.

Special sections. Sections that are tailor-made to meet individual requirements of the customer.

Specialty tubes. Refers to a wide variety of high-quality custom-made tubular products requiring critical tolerances, precise dimensional control and special metallurgical properties. Specialty tubing is used in the manufacture of automotive, construction and agricultural equipment, and in industrial applications such as hydraulic cylinders, machine parts and printing rollers.

Supply chain management (SCM). The management and control of all materials, funds, and related information in the logistics process from the acquisition of raw materials to the delivery of finished products to the end user.

Surface-coated steel products. Products that are metallically or organically coated through different methods, such as hot dip galvanizing, electrical galvanizing, color coating and powder coating. Surface coating helps adapt steel for different end uses and creates more value in the steel product.

Switches. Turnout systems and components that meet a wide range of requirements, including high speeds and axle loads, that are used for passengers, freight, heavy haul, commuting and suburban rail transport.

Tailored blanks. A section of sheet or strip that is cut to length and trimmed to match specifications for the manufacturer's stamping design for a particular part. Because excess steel is cut away (to save shipping costs), all that remains for the stamper is to impart the three-dimensional shape with a die press (see "Blanking").

Volatility. The degree of fluctuation in stock prices and currency exchange rates or in prices of consumer goods in comparison to the market.

Weighted average cost of capital (WACC). Average capital costs for both borrowed capital and equity.

Welded tubes. Rolled plates welded into tubes of various shapes, gages, and diameters from different types of material.

Communications & Information

News & Services: www.voestalpine.com

Our special services for shareholders: You want to know the current price of voestalpine stock? You would like to check all pertinent stock price movements and corporate data since the IPO in 1995 or starting at a certain date? Charts of stock prices, a depot manager, up-to-date downloads of stock price developments for specific time periods and much more are among the interactive services offered under Investor Relations on our website.

The group from A to Z: Find out more about the companies, products and services of the voestalpine Group – with interactive world maps, comprehensive A to Z search functions and a detailed product database.

Online order/download service: You can download (as PDF files) or order publications of voestalpine AG (e.g. quarterly and annual reports, environmental reports) through our Internet portal www.voestalpine.com. You can find the online version of our current annual report on our website.

Contact:

voestalpine AG, Corporate Communications
T. +43/50304/15-2090, F. +43/50304/55-8981
presse@voestalpine.com

voestalpine AG, Investor Relations
T. +43/50304/15-3152, F. +43/50304/55-5581
investorrelations@voestalpine.com

Imprint
Owner and media proprietor: voestalpine AG, voestalpine-Strasse 1, 4020 Linz. **Senior editor and editorial staff:** voestalpine AG, Corporate Communications, Gerhard Kürner, T. +43/50304/15-2090, F. +43/50304/ 55-8981, presse@voestalpine.com, www.voestalpine.com. **Design and implementation:** Living Office Kommunikationsberatung GmbH, St. Pölten

voestalpine AG
voestalpine-Strasse 1
4020 Linz, Austria
T. +43/50304/15-0
F. +43/50304/55-0
www.voestalpine.com

voestalpine
ONE STEP AHEAD.

ADHOC-MELDUNG

voestalpine — Ergebnis 2006/07 erstmals über 1 Milliarde Euro, Dividende fast verdoppelt

Das Geschäftsjahr 2006/07 war für die voestalpine-Gruppe das bisher mit Abstand erfolgreichste ihrer Geschichte. Neben einem erneuten Umsatzanstieg und einer Steigerung bei allen übrigen Kennzahlen konnte das operative Ergebnis zum bereits fünften Mal hintereinander deutlich verbessert – und damit zum dritten Mal in Folge auch ein neues Rekordergebnis erzielt – werden. Darüber hinaus erreichten auch alle vier Divisionen neue Höchstwerte bei Umsatz, Ergebnis und Margen.

voestalpine-Konzern in Zahlen

(gem. IFRS; in Mio. EUR)	2006/07 1.4.06 - 31.03.07	2005/06 1.4.05 - 31.03.06	Veränderung in %
Umsatz	7.050	6.231	+ 13,1
EBITDA	1.365	1.079	+ 26,5
EBITDA-Marge in %	19,4	17,3	
EBIT	1.013	724	+ 39,9
EBIT-Marge in %	14,4	11,6	
Ergebnis nach Steuern	765	526	+ 45,4
Gewinn je Aktie (in EUR)*	4,77	3,25	

*unverwässerter Gewinn je Aktie (fortgeführte Bereiche) basierend auf der durchschnittlichen Stückzahl GJ 2006/07

Details zum Jahresergebnis finden Sie auf unserer Homepage www.voestalpine.com bzw. steht Ihnen unsere Investor Relations-Abteilung unter +43/50304/15-9949 für Fragen jederzeit zur Verfügung.

voestalpine — operating result 2006/07 for the first time over EUR 1 billion, dividend nearly doubled

The 2006/07 business year was by far the most successful for the voestalpine Group in its history until now. In addition to a renewed increase in revenue and in all other key figures, the operating result could be significantly improved for the fifth year in a row—thus achieving a new record result for the third consecutive time. Moreover, all four divisions reported new historic highs in revenues, operating result and margins.

Key figures of voestalpine group

(acc. IFRS; in EURm)	2006/07 1.4.06 - 31.03.07	2005/06 1.4.05 - 31.03.06	Change in %
Revenue	7,050	6,231	+ 13.1
EBITDA	1,365	1,079	+ 26.5
EBITDA margin in %	19.4	17.3	
EBIT	1,013	724	+ 39.9
EBIT margin in %	14.4	11.6	
Profit for the period	765	526	+ 45.4
EPS (in EUR)*	4.77	3.25	

*undiluted EPS (continuing operations), based on average number of shares FY 2006/07

More information on the full year result is available on our website www.voestalpine.com or please contact our Investor Relations-Team +43/50304/15-9949.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine AG

ADHOC-MITTEILUNG

voestalpine mit Übernahmeangebot Böhler-Uddeholm erfolgreich, endgültiges Ergebnis liegt vor, kartellrechtliche Genehmigungen stehen noch aus

Am 26. April 2007 hat die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG gelegt und dieses nach Ankündigung via Presseaussendung vom 18. Mai 2007 am 19. Mai 2007 durch entsprechende Veröffentlichung verbessert sowie die Annahmefrist verlängert. Am 4. Juni 2007 um 17.30 Uhr Ortszeit Wien endete die (verlängerte) Annahmefrist des Übernahmeangebots.

Das Übernahmeangebot wurde in der Annahmefrist für insgesamt 17.172.034 Böhler-Uddeholm Aktien angenommen, dies entspricht einem Anteil von rund 33,7 % am gesamten Grundkapital von Böhler-Uddeholm. voestalpine verfügt somit unter Einberechnung der indirekt erworbenen Böhler-Uddeholm Aktien der BU Industrieholding GmbH insgesamt über 27.858.374 Böhler-Uddeholm Aktien, dies entspricht einem Anteil von rund 54,6 % am gesamten Grundkapital von Böhler-Uddeholm. Das gesetzliche Mindestannahmeerfordernis (§ 25a Abs 2 ÜbG) ist damit erfüllt.

Das Übernahmeangebot steht im übrigen unverändert unter der Bedingung der Erlangung der erforderlichen kartellrechtlichen Genehmigungen.

Für alle Böhler-Uddeholm Aktionäre, die das Übernahmeangebot bisher nicht angenommen haben, verlängert sich die Annahmefrist des Übernahmeangebots um drei Monate ab Veröffentlichung des Ergebnisses (§ 19 Abs 3 ÜbG), daher bis zum 6. September 2007.

voestalpine AG oder mit voestalpine AG gemeinsam vorgehende Rechtsträger erwägen, außerhalb des Übernahmeangebots sowie außerhalb der Vereinigten Staaten direkt oder indirekt Aktien der Böhler-Uddeholm AG zu kaufen oder auf den Erwerb solcher Aktien gerichtete Vereinbarungen abzuschließen. Alle solchen Käufe werden gemäß österreichischem Recht erfolgen und der Übernahmekommission angezeigt oder, sofern und soweit dies das Übernahmegesetz erfordert, im Wege von Presseaussendungen in Österreich und den Vereinigten Staaten offen gelegt werden.

Die Veröffentlichung des Ergebnisses des Übernahmeangebots in der Wiener Zeitung erfolgt am 6. Juni 2007.

Diese Information ist kein öffentliches Angebot zum Erwerb von Beteiligungspapieren der BÖHLER-UDDEHOLM AG. Das öffentliche Angebot erfolgte durch Veröffentlichung des Übernahmeangebots am 26. April 2007. Seine Annahme kann allein gemäß den Bedingungen des veröffentlichten Übernahmeangebots in seiner geltenden Fassung erfolgen. Das Übernahmeangebot ist seit 26. April 2007 und die am 19. Mai 2007 zur Veröffentlichung gelangende Änderung ab 19. Mai 2007 jeweils in der alleine bindenden deutschen Fassung sowie in einer nicht verbindlichen englischen Übersetzung unter anderem auf der Website der voestalpine AG unter www.voestalpine.com abrufbar.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine successful in takeover offer for Boehler-Uddeholm; final result available; still waiting for merger control approval

On 26 April 2007, voestalpine AG published a voluntary public takeover bid to the shareholders of Boehler-Uddeholm AG which was improved and the acceptance period extended by corresponding publication on 19 May 2007 preceded by a press release on May 18, 2007. The (extended) term of acceptance for the takeover bid expired on 4 June, 2007 at 5:30 p.m. Vienna time.

Within the acceptance period, the takeover bid was accepted in respect of 17,172,034 in Boehler-Uddeholm shares, in total constituting approximately a share of 33.7 % in the equity capital of Boehler-Uddeholm. Considering the indirectly acquired Boehler-Uddeholm shares of BU Industrieholding GmbH, voestalpine hence has secured of 27,858,374 Boehler-Uddeholm shares in total, which represent a share of approximately 54.6 % of the Boehler-Uddeholm's aggregate equity capital. The statutory minimum acceptance requirement (§ 25a para 2 Takeover Act) is thus fulfilled.

The takeover bid remains subject to obtaining the relevant merger control approvals.

The acceptance period of the takeover bid is extended by three months from the publication of the results (§ 19 para 3 Takeover Act), thus until 6 September 2007, for all Boehler-Uddeholm shareholders who have not yet accepted the takeover bid.

voestalpine AG or any person acting in concert with voestalpine AG may make purchases of, or arrangements to purchase, directly or indirectly, Boehler-Uddeholm shares other than pursuant to the Offer outside the United States. Any such purchase will be made in accordance with Austrian law and will be notified to the Austrian Takeover Commission or, if and to the extent required by the Austrian Takeover Code, disclosed through the issuance of press releases in Austria and the United States.

The publication of the result of the takeover bid in the official Austrian Gazette will take place on 6 June 2007.

This communication does not constitute a public offer for the acquisition of shares in or other securities issued by Boehler-Uddeholm AG. The public offer has been made only and solely through publication of the takeover bid on 26 April 2007. Its acceptance can occur only in accordance with the terms of the takeover bid as amended. The takeover bid has been available since 26 April 2007 and the revision of the takeover bid from its publication on 19 May 2007 onwards, both in the exclusively binding German version and in a non-binding English translation among others, on voestalpine AG's website www.voestalpine.com.

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

voestalpine AG

ADHOC-MITTEILUNG

voestalpine mit Übernahmeangebot Böhler-Uddeholm erfolgreich, vorläufiges Ergebnis liegt vor

Am 26. April 2007 hat die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG gelegt und dieses nach Ankündigung via Presseaussendung vom 18. Mai 2007 am 19. Mai 2007 durch entsprechende Veröffentlichung verbessert sowie die Annahmefrist verlängert. Am 4. Juni 2007 um 17.30 Uhr Ortszeit Wien endete die (verlängerte) Annahmefrist des Übernahmeangebots.

Nach dem vorläufigen Ergebnis des Übernahmeangebots verfügt voestalpine nach Ablauf der Annahmefrist jedenfalls über mehr als 50% der stimmberechtigten Aktien der BÖHLER-UDDEHOLM AG. Das Übernahmeangebot war damit erfolgreich (§ 25a Abs 2 ÜbG).

Details folgen unverzüglich nach Feststellung des Endergebnisses, voraussichtlich im Laufe des heutigen Tages.

voestalpine AG oder mit voestalpine AG gemeinsam vorgehende Rechtsträger erwägen, außerhalb des Übernahmeangebots sowie außerhalb der Vereinigten Staaten direkt oder indirekt Aktien der Böhler-Uddeholm AG zu kaufen oder auf den Erwerb solcher Aktien gerichtete Vereinbarungen abzuschließen. Alle solchen Käufe werden gemäß österreichischem Recht erfolgen und der Übernahmekommission angezeigt oder, sofern und soweit dies das Übernahmegesetz erfordert, im Wege von Presseaussendungen in Österreich und den Vereinigten Staaten offen gelegt werden.

Das Übernahmeangebot ist seit 26. April 2007 und die am 19. Mai 2007 veröffentlichte Änderung seit diesem Tag jeweils in der alleine bindenden deutschen Fassung sowie in einer nicht verbindlichen englischen Übersetzung unter anderem auf der Website der voestalpine AG unter www.voestalpine.com abrufbar.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine successful in takeover offer for Boehler-Uddeholm; preliminary result available

On 26 April 2007, voestalpine AG published a voluntary public takeover bid to the shareholders of Boehler-Uddeholm AG which was improved and the acceptance period extended by corresponding publication on 19 May, 2007 preceded by a press release on May 18, 2007. The (extended) acceptance period for the takeover bid expired on 4 June, 2007 at 5:30 p.m. Vienna time.

According to the preliminary result of the takeover bid, voestalpine has secured more than 50% of the voting stock of Boehler-Uddeholm AG after the expiration of the term of acceptance in any event. Hence, pursuant to § 25a para 2 Takeover Act the takeover bid was successful.

Details will be published immediately after the final result becoming available, presumably during the course of today.

voestalpine AG or any person acting in concert with voestalpine AG may make purchases of, or arrangements to purchase, directly or indirectly, Boehler-Uddeholm shares other than pursuant to the Offer outside the United States. Any such purchase will be made in accordance with Austrian law and will be notified to the Austrian Takeover Commission or, if and to the extent required by the Austrian Takeover Code, disclosed through the issuance of press releases in Austria and the United States.

The public offer has been available since 26 April 2007 and the revision of the takeover bid from its publication on 19 May 2007 onwards, both in the exclusively binding German version and in a non-binding English translation among others, on voestalpine AG's website www.voestalpine.com.

Further details as to the publication is available on www.voestalpine.com or please contact the Investor Relations Team of voestalpine AG under +43/50304/15-9949 for any further details.

This Document is a non binding English translation. The only binding document is the German Bid published on April 26, 2007 and the Revision published on May 19, 2007 .

voestalpine

ONE STEP AHEAD.

REVISION

of the

VOLUNTARY PUBLIC TAKEOVER BID

pursuant to Section 25a of the Austrian Takeover Act 1998, as amended in 2006 ("Austrian Takeover Act")

of

voestalpine AG

voestalpine Straße 1, 4020 Linz, Austria

to the shareholders of

Böhler-Uddeholm AG

Modecenterstraße 14/A/3, 1030 Vienna, Austria

pursuant to Section 15 of the Austrian Takeover Act

This Document is a non binding English translation. The only binding document is the German Bid published on April 26, 2007 and the Revision published on May 19, 2007.

1. Introduction

On 26. April 2007 voestalpine AG, with its registered office in Linz, registered under FN 66209 t ("**voestalpine**" or "**Bidder**"), has published a voluntary public takeover bid pursuant to Section 25a Austrian Takeover Act to acquire all shares of Böhler-Uddeholm AG, with its registered office in Vienna, registered under FN 78568 t ("**Böhler-Uddeholm**" or "**Target**"), admitted to the Official Market on the Vienna Stock Exchange ("**Böhler-Uddeholm Shares**" or "**Shares**") ("**Bid**").

The Bid has been announced in the Official Gazette of Wiener Zeitung and the Wall Street Journal on 26. April 2007 and is available on the internet in German and in a non-binding English version at the websites of voestalpine (www.voestalpine.com), Böhler-Uddeholm (www.bohler-uddeholm.com) and the Austrian Takeover Commission (www.takeover.at). In addition, the Bid is being held for distribution upon request at the seat of voestalpine und Böhler-Uddeholm[1].

The Bid shall be revised according to Section 3. to 8. („**Revision**").

2. Summary of the revised Bid

The following summary comprises only selected information from this Revision of the Bid. The Böhler-Uddeholm shareholders, to whom this Bid is addressed, are therefore advised to carefully read the entire Revision and Bid document.

Increased Bid Price:	EUR 73.00 per share of Böhler-Uddeholm AG (ISIN AT0000903851) ex dividend 2006.
Extended Acceptance Period:	26 April 2007 until 4 June 2007, 5.30 p.m., Vienna time, i.e. more than 26 full US Business Days[2].

As long as not explicitly provided for herein, the terms of the Bid remains unchanged, especially its condition precedent (Section 2.3. of the Bid).

Definitions used in the Bid shall have the same meaning in this Revision if not explicitly otherwise stated herein.

[1] The non-binding English translation of the Bid is being held for distribution upon request to U.S. shareholders of Böhler- Uddeholm, free of charge, at voestalpine AG.
[2] Corresponding to 25 Austrian Trading Days

This Document is a non binding English translation. The only binding document is the German Bid published on April 26, 2007 and the Revision published on May 19, 2007.

3. Increased Bid Price

Pursuant to Section 2.2. of the Bid voestalpine offered Böhler-Uddeholm shareholders to purchase the Shares for a price of EUR 69.00 ex dividend 2006 ("**Initial Bid Price**").

voestalpine revises herewith pursuant to Section 15 of the Austrian Takeover Act its Bid and increases the Initial Bid Price from EUR 69.00 by EUR 4.00 (app. 5,8%) to EUR 73.00 and offers Böhler-Uddeholm shareholders to purchase the Shares in accordance to this Revision for a price of EUR 73.00 ex dividend 2006 ("**Increased Bid Price**").

To the extent ADS or ADR are dealt with as contemplated by Section 2.1, the calculated purchase price per Böhler-Uddeholm Share amounts equally to EUR 73.00 or EUR 18.25 per ADS or ADR.

As a result of the extension of the acceptance period until 4. June 2007 (Section 4), the shareholders of Böhler-Uddeholm have 10 full US business days to accept the revised voluntary bid[3].

3.1. Determination of the Increased Bid Price

Pursuant to Section26 (1) of the Austrian Takeover Act, the consideration offered in connection with a voluntary bid to acquire a controlling interest

(i) shall not be less than the average price - weighted by the relevant trading volumes – quoted of the relevant security within the last six months preceding the day on which the intention to launch a bid is announced (minimum limit 1), and

(ii) may not be less than the highest consideration in money paid or granted by the Bidder or any parties acting in concert with it for the securities in question of the Target within the last twelve months preceding the announcement of the bid (minimum limit 2, "**Pre-Acquisition**").

The same shall apply to the consideration offered for securities which the Bidder or any party acting in concert with it is entitled or obliged to acquire in the future.

The Increased Bid Price for the acquisition of the Shares offered by voestalpine is EUR 73.00.

Minimum limit 1: The average share price of the Böhler-Uddeholm Shares, weighted by the respective trading volumes, within the last six months preceding the announcement of the intention to launch the Bid, this is the period between 29 September 2006 and 28 March 2007,

[3] Corresponding to 10 Austrian Trading Days

amounts to EUR 57.33 per share. The Increased Bid Price therefore meets the requirements of minimum limit 1.

Minimum limit 2: The Increased Bid Price for the Böhler-Uddeholm Shares exceeds the consideration paid or granted for Böhler-Uddeholm Shares by voestalpine or any party acting in concert with it within the last twelve months preceding the announcement of the Bid, this is the period between 16. April 2006 and 16. April 2007. Neither voestalpine nor any party acting in concert with it has purchased or agreed to purchase, directly or indirectly, Böhler-Uddeholm Shares after the notification of the Bid to the Takeover Commission (16. April 2006).

The Increased Bid Price per Share is therefore 27.3% higher than the average price, weighted by the respective trading volumes, quoted within the last six months preceding the announcement of the intention to launch the Bid and exceeds the highest consideration paid or granted by the Bidder for the indirect acquisition of Böhler-Uddeholm Shares within the preceding 12 months before the announcement of the Bid.

The Increased Bid Price of EUR 73.00 per Share is therefore consistent with the minimum prices pursuant to Section 26 (1) of the Austrian Takeover Act and the requirement to set an adequate price pursuant to Section 26 (3) of the Austrian Takeover Act.

3.1.1. Increased Bid Price in Relation to Historical Stock Prices

Note: In June 2006, Böhler-Uddeholm performed a 1:4 share split. To facilitate comparison, this share split is assumed to have already occurred even in respect of periods before the split. Therefore, such indications are only pro forma indications.

Böhler-Uddeholm was first listed on the Vienna Stock Exchange on 10. April 1995 at an issue price of (equivalent to) EUR 10. The Company's share capital was last increased on 19 May 2005 at a share price of EUR 25.

The Increased Bid Price is 1.4% higher than the closing price of EUR 72.00 for Böhler-Uddeholm Shares quoted on the Vienna Stock Exchange on 28. March 2007, when the intention to launch the Bid was announced. On 8. May 2007, the shareholders' assembly of Böhler-Uddeholm decided to pay out a dividend of EUR 2.05 for the fiscal year 2006. Such dividend is also payable to those Böhler-Uddeholm shareholders who will accept this Bid. Taking this dividend into account, the Increased Bid Price of EUR 73.00 is therefore 4.4% higher than the closing price for Böhler-Uddeholm Shares quoted on the Vienna Stock Exchange on 28. March 2007.

This Document is a non binding English translation. The only binding document is the German Bid published on April 26, 2007 and the Revision published on May 19, 2007 .

The average Stock exchange price of the last 3, 6, 12 and 24 calendar months preceding the announcement of the intention to launch the Bid (29. March 2007) in Euros, weighted by the relevant trading volumes, and the percentages by which the Increased Bid Price exceeds such average prices are as follows:

Average stock exchange prices weighted by trading volumes	**3 Months**	**6 Months**	**12 Months**	**24 Months**
EUR	61.25	57.33	50.02	42.45
Amount of bonus in percent	19,2%	27,3%	45,9%	72,0 %

Source: Vienna Stock Exchange, Basis Average Daily Stock Exchange Prices

On Friday, 16. March 2007, the Böhler-Uddeholm Share experienced an extraordinary price increase of more than 30%, with share prices rising primarily during the final auction. On that day, trading volumes were more than ten times higher than the daily average volume of trading in Böhler-Uddeholm Shares during the last 3 months preceding 16. March 2007. During the following days, Böhler-Uddeholm confirmed that talks were being held with a potential bidder who did not mention a bid price. The preceding table takes this extraordinary price increase into account as it does take into account the performance of the Böhler-Uddeholm Share in the period from Böhler-Uddeholm's announcement of talks with a potential Bidder to voestalpine's announcement of its intention to launch a takeover bid (29. March 2007).

The average quoted prices in Euros within the last 3, 6, 12 and 24 calendar months preceding the above mentioned extraordinary performance of the Böhler-Uddeholm Share (16. March 2007), weighted by the respective trading volumes, and Böhler-Uddeholm's announcement of talks with a potential bidder, as well as the percentages by which the Increased Bid Price exceeds these values are set out below:

Average stock exchange prices weighted by trading volumes	**3 Months**	**6 Months**	**12 Months**	**24 Months**
EUR	54.99	51.80	46.36	39.87
Amount of bonus in percent	32,8%	40,9%	57,5%	83,1 %

Source: Vienna Stock Exchange, Basis Daily Average Stock Exchange Prices

This Document is a non binding English translation. The only binding document is the German Bid published on April 26, 2007 and the Revision published on May 19, 2007.

4. Extended Acceptance Period

Pursuant to Section 2.5.1. of the Bid the time period for the acceptance of the Bid has been more than 20 full US Business Days[4] ("**Initial Acceptance Period**"). The Bid was initially open for acceptance from 26. April 2007 until 24. May 2007, at 5.30 p.m. Vienna time.

voestalpine extends herewith pursuant to Section 19 (1b) Austrian Takeover Act the Initial Acceptance Period from 20 full US Business Days to 26 full US Business Days[5]. The revised Bid may therefore be accepted from 26. April 2007 until 4. June 2007, at 5.30 p.m. Vienna time.

Pursuant to Section 19 (1c) of the Austrian Takeover Act, the launch of a competing bid will automatically extend the acceptance periods for all bids already made until the lapse of the acceptance period for the competing bid, unless voestalpine declares revocation of this bid (Section 2.3.2 of the Bid).

5. Equal Treatment

Pursuant to Section 15 (3) Austrian Takeover Act this Revision applies also to those Böhler-Uddeholm shareholders who already accepted this Bid, unless they object thereto. Any such objection shall be given in writing to the Payment Agent.

6. Handling of the Bid

Please see Section 2.5 of the Bid for information in regard to the handling of this Revision of the Bid.

Information in regard to this Revision of the Bid is available on the homepages of Böhler-Uddeholm (www.bohler-uddeholm.com) and of voestalpine (www.voestalpine.com).

For information relating to banking issues please contact the Payment Agent Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, 1030 Vienna.

7. Financing of the Bid

Based on a Increased Bid Price of EUR 73.00 per Share, the Bidder's total financing volume for the bid amounts to around EUR 3.75 billion, taking into account expected transaction and handling cost.

---

[4] Corresponding to 19 Austrian Trading Days

[5] Corresponding to 25 Austrian Trading Days

The Bidder has sufficient liquid funds to finance the acquisition of all Shares and has ensured that these funds are timely available for the satisfaction of the bid.

8. Other Information

The Bid to acquire a controlling interest is, among others, subject to condition precedent of various national cartel authorities as well as of the European Union issuing a non-prohibition of the consummation or clearance of the contemplated purchase hereunder of Böhler-Uddeholm Shares by voestalpine (2.3. of the Bid).

The merger has been notified the EU Commission on 8 May 2007. In case that no in-depth examination is initiated by the European Commission (i.e. phase II proceeding) the suspension of implementation in the European Union expires on 19. June 2007.

As of the date of the announcement of this Revision no condition precedent of the Bid (Section 2.3 of the Bid) has been fulfilled.

Linz, in May 2007

voestalpine AG:

EXPERT'S CONFIRMATION
PURSUANT TO SECTION 9 OF THE AUSTRIAN TAKEOVER ACT

On the basis of our review conducted in accordance with Section 9 (1) of the Austrian Takeover Act, we state that the voluntary public takeover bid pursuant to Section 25a of the Austrian Takeover Act made by voestalpine AG to the shareholders of Böhler-Uddeholm AG is complete and lawful and that the information on the offered consideration complies with the legal provisions.

The Bidder has the funds necessary for the complete carrying out of the takeover bid available in time.

Vienna, in May 2007

Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH

voestalpine

EINEN SCHRITT VORAUS.

ÄNDERUNG

des

FREIWILLIGEN ÖFFENTLICHEN ÜBERNAHMEANGEBOTS

gemäß § 25a Übernahmegesetz 1998 idF 2006 („ÜbG")

der

voestalpine AG

voestalpine Straße 1, 4020 Linz, Österreich

an die Aktionäre der

Böhler-Uddeholm AG

Modecenterstraße 14/A/3, 1030 Wien, Österreich

gemäß § 15 ÜbG

1. Einleitung

voestalpine AG, mit dem Sitz in Linz und der FN 66209 t („**voestalpine**" oder „**Bieter**") hat am 26.4.2007 ein freiwilliges öffentliches Übernahmeangebot gemäß § 25a ÜbG an alle Aktionäre der Böhler-Uddeholm AG, mit Sitz in Wien und der FN 78568 t („**Böhler-Uddeholm**" oder „**Zielgesellschaft**"), zum Erwerb sämtlicher an der Wiener Börse zum amtlichen Handel zugelassenen Stückaktien der Böhler-Uddeholm („**Böhler-Uddeholm Aktien**") veröffentlicht („**Übernahmeangebot**").

Die Veröffentlichung des Übernahmeangebots erfolgte durch Hinweisbekanntmachung im Amtsblatt der Wiener Zeitung am 26.4.2007 sowie im Volltext auf den Websites der voestalpine (www.voestalpine.com), Böhler-Uddeholm (www.bohler-uddeholm.com) und der österreichischen Übernahmekommission (www.takeover.at). Das Übernahmeangebot ist weiters in Broschürenform am Sitz von voestalpine und Böhler-Uddeholm erhältlich.

Das Übernahmeangebot wird entsprechend den Punkten 3. bis 8. geändert („**Änderungen**".

2. Zusammenfassung des geänderten Übernahmeangebots

Die folgende Zusammenfassung beinhaltet lediglich ausgewählte Informationen der Änderungen des Übernahmeangebots. Den Böhler-Uddeholm Aktionären als Angebotsadressaten wird daher geraten, die Änderungen. und das Übernahmeangebot jeweils in ihrer Gesamtheit sorgfältig zu lesen.

Verbesserter Angebotspreis:	EUR 73,00 je Stückaktie der Böhler-Uddeholm AG (ISIN AT0000903851) ex Dividende 2006.
Verlängerte Annahmefrist:	26.04.2007 bis 04.06.2007, 17.30 Uhr, Ortszeit Wien, das sind 25 Börsetage.

Soweit im folgenden nichts anderes ausgeführt wird, bleibt das Übernahmeangebot, insbesonders die aufschiebenden Bedingungen (Punkt 2.3. des Übernahmeangebots), unverändert.

Definitionen, die im Übernahmeangebot verwendet werden, haben in dieser Änderung des Übernahmeangebots dieselbe Bedeutung wie im Übernahmeangebot, sofern in dieser Änderung nicht anders definiert.

3. Erhöhter Angebotspreis

Gemäß Punkt 2.2. des Übernahmeangebots hat voestalpine Böhler-Uddeholm Aktionären angeboten, die kaufgegenständlichen Aktien zu einem Preis von EUR 69,00 ex Dividende 2006 zu kaufen (**„ursprünglicher Angebotspreis“**).

voestalpine verbessert hiermit gemäß § 15 ÜbG das Übernahmeangebot und erhöht den ursprünglichen Angebotspreis von EUR 69,00 um EUR 4,00 (rund 5,8%) auf EUR 73,00. voestalpine bietet Böhler-Uddeholm Aktionären nach Maßgabe der Bestimmungen des durch diese Änderung modifizierten Übernahmeangebots an, die kaufgegenständlichen Aktien zu einem Preis von EUR 73,00 ex Dividende 2006 zu kaufen (**„erhöhter Angebotspreis“**).

Sofern mit ADS bzw. ADR wie in Punkt 2.1. Absatz 7 des Übernahmeangebots verfahren wird, beträgt der erhöhte Angebotspreis je Böhler-Uddeholm Aktie durchgerechnet gleichfalls EUR 73,00 bzw. rechnerisch EUR 18,25 je ADS bzw. ADR.

Durch die Verlängerung der Annahmefrist (Punkt 4) bis zum 04.06.2007 stehen Böhler-Uddeholm Aktionären 10 Börsetage zur Annahme des verbesserten Übernahmeangebots zur Verfügung.

3.1. Ermittlung des erhöhten Angebotspreises

Gemäß § 26 Abs. 1 ÜbG hat der Preis eines freiwilligen Angebots zur Kontrollerlangung

(i) mindestens dem durchschnittlichen nach den jeweiligen Handelsvolumina gewichteten Börsekurs des jeweiligen Beteiligungspapiers während der letzten sechs Monate vor demjenigen Tag zu entsprechen, an dem die Absicht bekannt gemacht wurde, ein Angebot abzugeben (Untergrenze 1) und

(ii) darf die höchste vom Bieter oder von einem mit ihm gemeinsam vorgehenden Rechtsträger innerhalb der letzten zwölf Monate vor Anzeige des Angebots in Geld gewährte oder vereinbarte Gegenleistung für dieses Beteiligungspapier der Zielgesellschaft nicht unterschreiten (Untergrenze 2, **„Vorerwerb“**).

Dasselbe gilt in Bezug auf Gegenleistungen für Beteiligungspapiere, zu deren zukünftigem Erwerb der Bieter oder ein mit ihm gemeinsam vorgehender Rechtsträger berechtigt oder verpflichtet ist.

Der von der voestalpine gebotene erhöhte Angebotspreis für den Erwerb der kaufgegenständlichen Aktien beträgt EUR 73,00.

Untergrenze 1: Der durchschnittliche nach den jeweiligen Handelsvolumina gewichtete Börsekurs der Böhler-Uddeholm Aktien während der letzten sechs Monate vor Bekanntgabe der Absicht, ein Übernahmeangebot zu stellen, das ist der Zeitraum zwischen dem 29.09.2006 und dem 28.03.2007, beträgt EUR 57,33 pro Aktie. Der erhöhte Angebotspreis erfüllt daher die Anforderung der Untergrenze 1.

Untergrenze 2: Der erhöhte Angebotspreis für die Böhler-Uddeholm Aktien übersteigt die höchste innerhalb der letzten zwölf Monate vor Anzeige des Übernahmeangebots, das ist der Zeitraum zwischen dem 16.04.2006 und dem 16.04.2007, von der voestalpine oder von einem gemeinsam mit ihr vorgehenden Rechtsträger gewährte oder vereinbarte Gegenleistung für Böhler-Uddeholm Aktien. voestalpine oder gemeinsam mit ihr vorgehenden Rechtsträger haben seit Anzeige des Übernahmeangebots bei der Übernahmekommission (16.04.2007) keine Böhler-Uddeholm Aktien unmittelbar oder mittelbar erworben oder einen solchen Erwerb vereinbart.

Der erhöhte Angebotspreis pro kaufgegenständliche Aktie liegt daher um 27,3% über dem durchschnittlichen nach jeweiligen Handelsvolumina gewichteten Börsekurs während der letzten sechs Monate vor Bekanntgabe der Angebotsabsicht und übersteigt die höchste vom Bieter innerhalb der letzten 12 Monate vor Anzeige des Übernahmeangebots gewährte bzw. vereinbarte Gegenleistung für den mittelbaren Erwerb von Böhler-Uddeholm Aktien.

Der erhöhte Angebotspreis in der Höhe von EUR 73,00 pro kaufgegenständlicher Aktie steht daher im Einklang mit den in § 26 Abs. 1 ÜbG vorgesehenen Mindestpreisen und dem Gebot der angemessenen Preisfestsetzung des § 26 Abs. 3 ÜbG.

3.2. Erhöhter Angebotspreis in Relation zu historischen Kursen

Hinweis: *Böhler-Uddeholm führte im Juni 2006 einen Aktiensplit im Verhältnis 1:4 durch. Zur besseren Vergleichbarkeit wird dieser Aktiensplit daher bereits bei allen folgenden Angaben auch für Zeiträume angenommen, die vor dem Aktiensplit liegen. Bei diesen Angaben handelt es sich daher um pro-forma Angaben.*

Die Börseneinführung der Böhler-Uddeholm an der Wiener Börse fand am 10.4.1995 zum damaligen Emissionskurs (im Gegenwert) von EUR 10 statt. Die letzte Kapitalerhöhung wurde am 19.05.2005 zum Kurs von EUR 25 durchgeführt.

Der erhöhte Angebotspreis liegt 1,4% über dem Schlusskurs für Böhler-Uddeholm Aktien an der Wiener Börse vom 28.03.2007, dem Tag vor Bekanntgabe der Angebotsabsicht, in Höhe von EUR 72,00. In der Hauptversammlung der Böhler-Uddeholm wurde am 8.5.2007 die Ausschüttung einer Dividende für das Geschäftsjahr 2006 in Höhe von EUR 2,05 je Böhler-Uddeholm Aktie beschlossen. Diese Dividende ist bereits zur Zahlung fällig und steht den dieses Übernahmeangebot annehmenden Böhler-Uddeholm Aktionären zu. Unter Einbeziehung dieser Dividende liegt der erhöhte Angebotspreis von EUR 73,00 daher um

4,4% über dem Schlusskurs für Böhler-Uddeholm Aktien an der Wiener Börse vom 28.03.2007.

Die nach den jeweiligen Handelsvolumina gewichteten Durchschnittskurse der letzten 3, 6, 12 und 24 Kalendermonate vor Bekanntgabe der Angebotsabsicht (29.03.2007) in Euro sowie die Prozentsätze, um den der erhöhte Angebotspreis diese Werte übersteigt, betragen:

Nach Handelsvolumina gewichtete Durchschnittskurse	**3 Monate**	**6 Monate**	**12 Monate**	**24 Monate**
EUR	61,25	57,33	50,02	42,45
Höhe der Prämie in Prozent	19,2%	27,3%	45,9%	72,0%

Quelle: Wiener Börse, Basis Tagesdurchschnittskurse

Am Freitag, dem 16.03.2007 verzeichnete die Böhler-Uddeholm Aktie eine außergewöhnliche Kurssteigerung um mehr als 30%, wobei der Kurs großteils in der Schlussauktion anstieg. Das Handelsvolumen betrug an diesem Tag das 10,0-fache des täglichen Durchschnittsvolumens in Böhler-Uddeholm Aktien der letzten 3 Monate vor dem 16.03.2007. In den darauf folgenden Tagen bestätigte Böhler-Uddeholm Gespräche mit einem potentiellen Bieter, der keinen Angebotspreis genannt hat. Diese außergewöhnliche Kurssteigerung ist in der vorstehenden Tabelle ebenso berücksichtigt, wie die Kursentwicklung der Böhler-Uddeholm Aktie im Zeitraum zwischen der Bekanntgabe durch Böhler-Uddeholm von Gesprächen mit einem potentiellen Bieter und der Bekanntgabe der voestalpine, die Stellung eines Übernahmeangebots zu beabsichtigen (29.03.2007).

Die nach den jeweiligen Handelsvolumina gewichteten Durchschnittskurse in Euro der letzten 3, 6, 12 und 24 Kalendermonate vor der genannten außergewöhnlichen Kursentwicklung der Böhler-Uddeholm Aktie (16.03.2007) sowie der Bekanntgabe durch Böhler-Uddeholm von Gesprächen mit einem potentiellen Bieter sowie die Prozentsätze, um den der erhöhte Angebotspreis diese Werte übersteigt, betragen:

Nach Handelsvolumina gewichtete Durchschnittskurse	**3 Monate**	**6 Monate**	**12 Monate**	**24 Monate**
EUR	54,99	51,80	46,36	39,87
Höhe der Prämie in Prozent	32,8%	40,9%	57,5%	83,1%

Quelle: Wiener Börse, Basis Tagesdurchschnittskurse

4. Verlängerung der Annahmefrist

Gemäß Punkt 2.5.1 des Übernahmeangebots betrug die Frist für die Annahme des Angebots 19 Börsetage („**ursprüngliche Annahmefrist**"). Das Übernahmeangebot konnte daher von 26.04.2007 bis einschließlich 24.05.2007, 17.30 Uhr, Ortszeit Wien angenommen werden.

voeastalpine verlängert hiermit gemäß § 19 Abs 1b ÜbG die ursprüngliche Annahmefrist von 19 Börsetagen um 6 Börsetage auf gesamt 25 Börsetage („**verlängerte Annahmfrist**"). Das Übernahmeangebot kann daher von 26.04.2007 bis einschließlich 04.06.2007, 17.30 Uhr, Ortszeit Wien angenommen werden.

Gemäß § 19 Abs 1c ÜbG verlängern sich die Annahmefristen für den Fall der Abgabe eines konkurrierenden Angebots automatisch für alle bereits gestellten Angebote bis zum Ende der Annahmefrist für das konkurrierende Angebot, sofern voestalpine nicht den Rücktritt von diesem Übernahmengebot erklärt hat (siehe Punkt 2.3.2. des Übernahmeangebots).

5. Gleichbehandlung

Gemäß § 15 Abs 3 ÜbG gilt die Änderung des Übernahmeangebots auch für sämtliche Böhler-Uddeholm Aktionäre, die bereits die Annahme des Übernahmeangebots zum ursprünglichen Angebotspreis erklärt haben, es sei denn, diese Böhler-Uddeholm Aktionäre machen von ihrem gesetzlichen Widerspruchsrecht Gebrauch. Ein solcher Widerspruch ist schriftlich gegenüber der Zahlstelle zu erklären.

6. Abwicklung des Übernahmeangebots

Zur Abwicklung des geänderten Übernahmeangebots wird auf Punkt 2.5. des Übernahmeangebots verwiesen.

Information im Zusammenhang mit dem geänderten Übernahmeangebot sind auf den Websites der voestalpine (www.voestalpine.com) und Böhler-Uddeholm (www.bohler-uddeholm.com) erhältlich.

Für banktechnische Auskünfte steht die Zahlstelle Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, A-1030 Wien zur Verfügung.

7. Finanzierung des verbesserten Übernahmeangebotes

Ausgehend von einem erhöhten Angebotspreis von EUR 73,00 pro kaufgegenständliche Aktie ergibt sich für den Bieter unter Berücksichtigung der voraussichtlichen Transaktions- und Abwicklungskosten ein Gesamtfinanzierungsvolumen für das Übernahmeangebot von rd. EUR 3,75 Mrd.

Der Bieter hat Zugang zu ausreichend liquiden Mittel für die Finanzierung des Erwerbs aller kaufgegenständlichen Aktien und hat sichergestellt, dass diese zur Erfüllung des geänderten Übernahmeangebots rechtzeitig zur Verfügung stehen.

8. Sonstiges

Die geplante Übernahme von Böhler-Uddeholm steht unter anderem unter den aufschiebenden Bedingungen der kartellrechtlichen Genehmigung bzw. Nichtuntersagung in verschiedenen Rechtsordnungen, unter anderem der zuständigen Kartellbehörde der Europäischen Union (Punkt 2.3. des Übernahmeangebots).

Der Zusammenschluss wurde am 08.05.2007 bei der EU Kommission angemeldet. Sollte keine vertiefte Prüfung von der EU Kommission eingeleitet werden, entfällt das Durchführungsverbot im Bereich der Europäischen Union mit dem 19.7.2007.

Zum Zeitpunkt der Veröffentlichung dieser Änderung sind noch keine aufschiebenden Bedingungen des Übernahmeangebots (siehe Punkt 2.3 Übernahmeangebot) erfüllt.

Linz, im Mai 2007

Für voestalpine AG:

BESTÄTIGUNG DES SACHVERSTÄNDIGEN
GEMÄß § 9 ÜbG

Aufgrund der von uns durchgeführten Prüfung gemäß § 9 Abs. 1 Übernahmegesetz konnten wir feststellen, dass das freiwillige öffentliche Übernahmeangebot gemäß § 25a ÜbG der voestalpine AG an Aktionäre der Böhler-Uddeholm AG vollständig und gesetzmäßig ist und insbesondere die Angaben über die gebotenen Gegenleistungen den gesetzlichen Vorschriften entsprechen.

Der Bieterin stehen die zur vollständigen Erfüllung des Übernahmeangebots erforderlichen Mittel rechtzeitig zur Verfügung.

Wien, im Mai 2007

Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH

voestalpine AG

ADHOC-MITTEILUNG

voestalpine erhöht Übernahmeangebot für BÖHLER-UDDEHOLM AG von 69,00 EUR auf 73,00 EUR je Aktie und verlängert Annahmefrist bis 4. Juni 2007

Am 26. April 2007 hat die voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG gelegt. Nunmehr hat sie der Übernahmekommission nachfolgende Änderung dieses Angebots angezeigt:

Die voestalpine AG verbessert den Angebotspreis von ursprünglich 69,00 EUR auf 73,00 EUR je Aktie und verlängert die Annahmefrist bis Montag, den 4. Juni 2007, 17:30 MESZ. Damit stehen den Aktionären der BÖHLER-UDDEHOLM AG 10 österreichische Börsetage bzw. 10 volle US Business Days zur Annahme des verbesserten Übernahmeangebots zur Verfügung.

Das Übernahmeangebot steht im übrigen unverändert unter der Bedingung der Erlangung einer Beteiligung von mehr als 50 % der stimmberechtigten Aktien der BÖHLER-UDDEHOLM AG sowie der Erlangung der erforderlichen kartellrechtlichen Genehmigungen.

Die Erhöhung des Angebotspreises trägt der durch die Vorlage der Quartalszahlen der BÖHLER-UDDEHOLM AG am 15. Mai 2007 bestätigten positiven Erwartung des Kapitalmarktes Rechnung. Der neue Angebotspreis von 73,00 EUR stellt eine Verbesserung um rund 6 % dar und liegt 2,49 EUR über dem Schlusskurs vom 16. Mai 2007.

Die Veröffentlichung der Änderung des Übernahmeangebots erfolgt am 19. Mai 2007.

Diese Information ist kein öffentliches Angebot zum Erwerb von Beteiligungspapieren der BÖHLER-UDDEHOLM AG. Das öffentliche Angebot erfolgte durch Veröffentlichung des Übernahmeangebots am 26. April 2007. Seine Annahme kann allein gemäß den Bedingungen des veröffentlichten Übernahmeangebots in seiner geltenden Fassung erfolgen. Das Übernahmeangebot ist seit 26. April 2007 und die am 19. Mai 2007 zur Veröffentlichung gelangende Änderung ab 19. Mai 2007 jeweils in der alleine bindenden deutschen Fassung sowie in einer nicht verbindlichen englischen Übersetzung unter anderem auf der Website der voestalpine AG unter www.voestalpine.com abrufbar.

Weitere Details zur Veröffentlichung finden Sie auf der Website www.voestalpine.com bzw. steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter +43/50304/15-9949 für Fragen zur Verfügung.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine increases takeover offer for BÖHLER-UDDEHOLM AG from EUR 69.00 to EUR 73.00; acceptance period extended until June 4, 2007

On April 26, 2007, voestalpine AG published a voluntary public takeover bid to all shareholders of BÖHLER-UDDEHOLM AG. voestalpine AG has notified the Austrian Takeover Commission of the following revision of the terms of the takeover bid:

voestalpine AG increases the offer price from originally EUR 69.00 per BÖHLER-UDDEHOLM share to EUR 73.00 per BÖHLER-UDDEHOLM share and extends the acceptance period until June 4, 2007, 5:30 pm, Vienna time. As a result, the shareholders of BÖHLER-UDDEHOLM AG have 10 Austrian trading days or 10 full US business days to accept the revised voluntary bid from the date of this notice.

The takeover bid remains subject to the condition precedent of voestalpine AG reaching a holding of more than 50% of BÖHLER-UDDEHOLM AG's voting stock and the obtaining of the relevant merger control approvals.

The increase of the offer price reflects the positive expectations of the capital markets confirmed by the First Quarter 2007 results of BÖHLER-UDDEHOLM AG published on May 15, 2007. It is an increase of the offer price of roughly 6% and exceeds the closing price of the BÖHLER-UDDEHOLM shares as of May 16, 2007, by EUR 2.49.

The revision of the takeover bid will be published on May 19, 2007.

This communication does not constitute a public offer for the acquisition of shares in or other securities issued by BÖHLER-UDDEHOLM AG. The public offer has been made only and solely through publication of the takeover bid on April 26, 2007. Its acceptance can occur only in accordance with the terms of the takeover bid as amended. The bid document for the takeover was available from April 26, 2007 and the revision of the takeover bid is available from May 19, 2007 onwards each in the exclusively binding German version and in a non-binding English translation on, among others, voestalpine AG's website www.voestalpine.com. In addition, the non-binding English translation of the revision of the takeover bid is also being held from May 19, 2007 onwards for distribution upon request to U.S. shareholders of Böhler-Uddeholm AG, free of charge, at voestalpine AG, voestalpine Straße 1, 4020 Linz, Austria (requests to be submitted via email to peter.fleischer@voestalpine.com, or by telephone at +43 50304 15 9949).

Further information is available on www.voestalpine.com or contact the Investor Relations Team +43/50304/15-9949.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine

ONE STEP AHEAD.

voestalpine AG

Announcement

Of Public Tender Offer to Purchase All Outstanding Shares

of

Böhler-Uddeholm AG

voestalpine AG ("voestalpine") hereby gives notice that it is making a public tender offer (the "Offer") to purchase all ordinary shares, i.e. no par value shares with a calculated nominal value of EUR 2.00 (each a "Share" and collectively, the "Shares") of Böhler-Uddeholm AG ("Böhler-Uddeholm"), at a price of EUR 69.00 per Share, in cash, upon the terms and subject to the conditions set forth in the offer document dated April 26, 2007 (the "Offer Document"), which has been announced in the Austrian Official Gazette on such date and is available on the internet in German and in a non-binding English version at www.voestalpine.com and www.bohler-uddeholm.com. In addition, the non-binding English translation of the Offer Document is being held for distribution upon request to U.S. shareholders of Böhler-Uddeholm, free of charge, at voestalpine AG, voestalpine Straße 1, 4020 Linz, Austria (requests to be submitted via email to peter.fleischer@voestalpine.com, or by telephone at +43 50304 15 9949). The Offer does not extend to holders of American Depositary Shares which represent Shares or fractions thereof (each an "ADS" and collectively, the "ADSs") but holders of ADSs are invited to review the Offer Document or contact The Bank of New York as Depositary for the ADSs, for further information as to how they may participate in the Offer.

The Offer expires at 5.30 pm CEST, May 24, 2007, unless extended.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares or ADSs. The Offer is being made solely by the Offer Document dated April 26, 2007, and is being made to holders of Shares only.

Linz, April 26, 2007
voestalpine AG

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voestalpine

ONE STEP AHEAD.

VOLUNTARY PUBLIC TAKEOVER BID

pursuant to Section 25a of the Austrian Takeover Act 1998,
as amended in 2006

of

voestalpine AG

voestalpine Straße 1, 4020 Linz, Austria

to the shareholders of

Böhler-Uddeholm AG

Modecenterstraße 14/A/3, 1030 Vienna, Austria

Summary of the Bid

The following summary comprises only selected information from this bid and shall therefore only be read in conjunction with the entire contents of this bid. The Böhler-Uddeholm shareholders, to whom this Bid is addressed, are therefore advised to carefully read the entire bid document.

Bid: Purchase of all non-par value shares of Böhler-Uddeholm AG admitted to the Official Market on the Vienna Stock Exchange. Taking into account the 10,686,340 Böhler-Uddeholm shares which voestalpine AG has already indirectly purchased subject to conditions precedent, this bid therefore effectively aims at the purchase of 40,313,660 Böhler-Uddeholm shares.

Bid Price: EUR 69.00 per share of Böhler-Uddeholm AG (ISIN AT0000903851) ex dividend 2006.

Conditions Precedent:

1. Achievement of the statutory minimum acceptance threshold pursuant to Section 25a (2) of the Austrian Takeover Act.
2. Non-prohibition of the consummation, clearance or approval of the contemplated purchase hereunder of Böhler-Uddeholm shares by voestalpine AG by 31 August 2007 by the relevant cartel authorities (i) of the European Union, and (ii) in Bosnia and Herzegovina (iii) Switzerland, (iv) South Africa, (v) South Korea, (vi) Turkey, (vii) Ukraine, and (viii) the USA.

The details of these conditions and of potential waivers are set out in Section 2.3.

Acceptance Period: 26 April 2007 until 24 May 2007, 5.30 p.m., Vienna time, i.e. more than 20 full US Business Days[1].

Tender and Payment Agent: Bank Austria Creditanstalt AG, Vordere Zollamtstraße 13, 1030 Vienna.

[1] corresponding to 19 Austrian Trading Days

TABLE OF CONTENTS

1.	Basis and Reason for the Bid	4
1.1.	Basis	4
1.2.	Reasons for the Bid	4
2.	Purchase Offer	5
2.1.	Subject-Matter of Purchase	5
2.2.	Purchase Price and Price Determination	6
2.3.	Conditions and Rights of Withdrawal	11
2.4.	Tax Issues	14
2.5.	Acceptance Period and Handling of the Bid	16
2.6.	Right to Withdraw from the Bid in case of Competing Bids	19
2.7.	Announcements and Publication of Result	19
2.8.	Equal Treatment	20
3.	Information on the Bidder	21
3.1.	Brief description of the Bidder	21
3.2.	Parties acting in concert with the Bidder	26
3.3.	Bidder's Shareholdings in the Target	26
3.4.	Material legal relationships with the Target	28
3.5.	Transparency of Bidder's Commitments, if any, to the Target's Officers and Directors	30
4.	Future Shareholding and Corporate Policy	30
4.1.	Business Objectives and Intentions	30
4.2.	Legal Framework and Stock Exchange Listing	31
4.3.	Impact on Employment and Business Locations	32
5.	Other Information	32
5.1.	Financing of the Bid	32
5.2.	Applicable Law	33
5.3.	Dissemination Restrictions	33
5.4.	Bidder's advisors	33
5.5.	Additional information	34
5.6.	Information about the Bidder's expert	34

1. Basis and Reason for the Bid

1.1. Basis

a) voestalpine Group

voestalpine group is a leading European processing group with its own steelmaking facilities and its registered office in Austria. The group is divided into four divisions - Steel, Railway Systems, Automotive and Profilform - and employs about 26,000 employees worldwide. In the fiscal year 2005/06, voestalpine group generated revenues of EUR 6.5 billion. It has production and distribution companies in 31 countries worldwide. The group's holding company, voestalpine AG with its registered office in Linz, registered under FN 66209 t (**"voestalpine"** or **"Bidder"**), has been listed on the Vienna Stock Exchange since 1995.

b) Böhler-Uddeholm Group

The Böhler-Uddeholm group is a worldwide leader in specialty steel and materials with a focus on four divisions: High-performance Metals, Welding Consumables, Precision Strip and Special Forgings. Böhler-Uddeholm group has production companies in Austria, Germany, Sweden, Brazil, Belgium, Turkey, the US, and in Mexico as well as a number of heat treatment operations. It employs approximately 14,300 employees worldwide. The group's holding company, Böhler-Uddeholm AG with its registered office in Vienna, registered under FN 78568 t (**"Böhler-Uddeholm"** or **"Target"**), has been listed on the Vienna Stock Exchange since 1995.

1.2. Reasons for the Bid

1.2.1. Economic Reasons for the Voluntary Bid to acquire a Controlling Interest

For several years, voestalpine group has been pursuing a strategy of sustainable and profitable growth. The development of the individual divisions runs along the value-added chain, and the group focuses on products of highest quality in demanding niches and market segments. The group's objective is technology and quality leadership in its core businesses and to reach or maintain a top 3 marketing position in Europe and in selected business divisions on a worldwide basis.

Böhler-Uddeholm group is either a world market leader or among the top three in most of its business divisions, which corresponds to the strategic objectives of voestalpine in its own business divisions. In addition, Böhler-Uddeholm group has been delivering a solid operative performance with considerable growth rates over many years. Böhler-Uddeholm's lower exposure to business cycles as compared to other companies in this industry also corresponds to the objective defined by the Management Board of voestalpine for voestalpine group. A common understanding of the industry, good mutual knowledge of the business activities of the respective other group, and the fact that there is little operative overlap will further support a quick and smooth integration of Böhler-Uddeholm into voestalpine group.

1.2.2. Legal Reasons for the Voluntary Bid to Acquire a Controlling Interest

Since voestalpine has not acquired a controlling interest in Böhler-Uddeholm as defined in the Austrian Takeover Act, it is legally not required to make a takeover bid. Simultaneously with the consent of the Supervisory Board to the acquisition of the Böhler-Uddeholm shares from the Fries group subject to conditions precedent (see Section 3.3), voestalpine announced its intention to make a voluntary takeover bid to all other shareholders of Böhler-Uddeholm to acquire a controlling interest.

Since voestalpine, by virtue of this bid which is consistent with the provisions of the Austrian Takeover Act and is made in respect of all Böhler-Uddeholm shares, except for the Böhler-Uddeholm shares of the Fries group (see Section 3.3), intends to acquire a controlling interest in Böhler-Uddeholm, voestalpine will not be required to make a mandatory bid after the successful carrying out of this bid for the acquisition of a controlling interest (Section 25 a (1) of the Austrian Takeover Act).

2. Purchase Offer

2.1. Subject-Matter of Purchase

This bid aims at the acquisition of all non-par value shares of Böhler-Uddeholm admitted to the Official Market on the Vienna Stock Exchange (ISIN AT0000903851), each representing a calculatory pro-rated amount of EUR 2.00 of the share capital of Böhler-Uddeholm ("**Böhler-Uddeholm Shares**"), except for the Böhler-Uddeholm Shares of the Fries group (see Section 3.3).

Based on the above paragraph, voestalpine's purchase offer therefore aims at the acquisition of 40,313,660 Böhler-Uddeholm Shares ("**Shares**"). The Shares represent 79.05 % of Böhler-Uddeholm's entire share capital.

This bid is understood ex dividend for Böhler-Uddeholm's fiscal year 2006. The Shares shall be submitted to the Payment Agent together with coupon nos. 15 to 20. Coupon no. 14 entitles its holder to the dividend of Böhler-Uddeholm for the fiscal year 2006 and shall be retained by the Böhler-Uddeholm shareholders accepting the bid. Those Shares in respect of which the bid was accepted before the ex-dividend date will retain their dividend entitlement for 2006 also in case they were already transferred to ISIN AT0000A05BZ9 "Böhler-Uddeholm - dem Angebot unterstellte Aktien".

Pursuant to a Deposit Agreement between Böhler–Uddeholm and The Bank of New York as depositary ("**Depositary**") of 09.08.1995 holders of Böhler-Uddeholm Shares have the opportunity to deposit them with the Depositary or Bank Austria Creditanstalt AG being instructed as Custodian by the Depositary against issuance of so called American Depositary Shares ("**ADS**"). ADS represent the Böhler-Uddeholm Shares so deposited and the holders of ADS are contractually third-party beneficiaries under the Deposit Agreement. The Deposit Agreement further provides that ADS are certificated by so called American Depositary Receipts ("**ADR**") upon registration with the Depository's ADS Register.

Every four ADS represent one Böhler-Uddeholm Share. The Depository passes dividend payments and other payments by Böhler-Uddeholm on to the ADS holders whereupon payments by the Depository are principally effected in US Dollars after conversion of moneys received in other currency. Each holder of ADS is entitled to receive against return of ADS to the Bank of New York such number of Böhler-Uddeholm Shares as are represented by the returned ADS at any time.

This bid does not extend to the above ADS, irrespective of whether or not they are certificated in the form of ADR.

However, all holders of ADS and ADR, respectively are invited to (i) either return their ADS to the Bank of New York against delivery of the underlying Böhler-Uddeholm Shares and to themselves accept this bid or (ii) instruct the Bank of New York as Depositary to accept this bid in respect of such number of Böhler-Uddeholm Shares as are represented by the ADS held by the respective holder. In the event of an instruction of the Bank of New York to accept this bid, all further steps will occur through the Bank of New York and the purchase price will be received by its holder of ADS in US Dollars in accordance with the provisions of the Deposit Agreement.

2.2. Purchase Price and Price Determination

voestalpine offers Böhler-Uddeholm shareholders to purchase the Shares for a price of EUR 69.00 ex dividend 2006.

To the extent ADS or ADR are dealt with as contemplated by Section 2.1, the calculated purchase price per Böhler-Uddeholm Share amounts equally to EUR 69.00 or EUR 17.25 per

ADS or ADR and will fall due for payment by voeastalpine simultaneously with the purchase price for all other Böhler-Uddeholm Shares purchased within the frame of this bid.

2.2.1. Determination of the Bid Price

Pursuant to Section 26 (1) of the Austrian Takeover Act, the consideration offered in connection with a voluntary bid to acquire a controlling interest

(i) shall not be less than the average price - weighted by the relevant trading volumes – quoted of the relevant security within the last six months preceding the day on which the intention to launch a bid is announced (minimum limit 1), and

(ii) may not be less than the highest consideration in money paid or granted by the Bidder or any parties acting in concert with it for the securities in question of the Target within the last twelve months preceding the announcement of the bid (minimum limit 2, "**Pre-Acquisition**").

The same shall apply to the consideration offered for securities which the Bidder or any party acting in concert with it is entitled or obliged to acquire in the future.

The purchase of all shares of BU Industrieholding GmbH by voestalpine in accordance with an agreement in principle of 27.03.2007 through the establishment of corresponding Share Purchase and Assignment Agreements subject to conditions precedent (see Section 3.3) constitutes an indirect purchase of Böhler-Uddeholm Shares. Such purchase shall therefore be taken into account as a relevant Pre-Acquisition upon examining the minimum limit 2. The amount of the Pre-Acquisition price and thus of minimum limit 2 is calculated in accordance with the rules set forth in Section 26 (3) of the Austrian Takeover Act. These rules require that in case of an indirect acquisition of shares, the purchase price be derived from the value of the consideration for the shares in the holding company and appropriately be determined in compliance with the principle of equal treatment (Section 26 (3) (1) of the Austrian Takeover Act).

The bid price for the acquisition of the Shares offered by voestalpine is EUR 69.00.

Minimum limit 1: The average share price of the Böhler-Uddeholm Shares, weighted by the respective trading volumes, within the last six months preceding the announcement of the intention to launch the bid, that is the period between 29 September 2006 and 28 March 2007, amounts to EUR 57.33 per share. The bid price therefore meets the requirements of minimum limit 1.

Minimum limit 2: The bid price for the Böhler-Uddeholm Shares is not less than the consideration paid or granted for Böhler-Uddeholm Shares by voestalpine or any party acting in concert with it within the last twelve months preceding the announcement of the bid, that is the period between 16. April 2006 and 16. April 2007. The purchase price for the acquisition of all shares in BU Industrieholding GmbH agreed with the Fries Group indirectly corresponds to a purchase price of EUR 69.00 per Böhler-Uddeholm Share held by BU Industrieholding GmbH (See Section 3.3). The purchase price for the shares in BU Industrieholding GmbH will be paid consistent with the payment of the purchase price pursuant to this bid not later than three Austrian banking days after fulfillment of the last Condition Precedent (Section 2.5.5). voestalpine's independent expert (Section 9 of the Austrian Takeover Act), Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, confirmed in an expert report submitted to the Austrian Takeover Commission that the purchase price for the shares in BU Industrieholding GmbH corresponds to an indirect purchase for a price of EUR 69.00 per Böhler-Uddeholm Share ex 2006 dividend.

The bid price per Share is therefore 20.4% higher than the average price, weighted by the respective trading volumes, quoted within the last six months preceding the announcement of the intention to launch the bid and corresponds to the highest consideration paid or granted by the Bidder for the indirect acquisition of Böhler-Uddeholm Shares within the preceding 12 months before the announcement of the bid.

Except for the above Böhler-Uddeholm Shares held by the Fries group, which were indirectly acquired subject to a condition precedent, neither voestalpine nor any party acting in concert with it has purchased or agreed to purchase Böhler-Uddeholm Shares between 16. April 2006 and 16. April 2007.

The offered purchase price of EUR 69.00 per Share is therefore consistent with the minimum prices pursuant to Section 26 (1) of the Austrian Takeover Act and the requirement to set an adequate price pursuant to Section 26 (3) of the Austrian Takeover Act.

2.2.2. Bid Price in Relation to Historical Stock Prices

***Note:** In June 2006, Böhler-Uddeholm performed a 1:4 share split. To facilitate comparison, this share split is assumed to have already occurred even in respect of periods before the split. Therefore, such indications are only pro forma indications.*

Böhler-Uddeholm was first listed on the Vienna Stock Exchange on 10. April 1995 at an issue price of (equivalent to) EUR 10. The Company's share capital was last increased on 19 May 2005 at a share price of EUR 25.

The bid price is 4.2% lower than the closing price of EUR 72.00 for Böhler-Uddeholm Shares quoted on the Vienna Stock Exchange on 28. March 2007, when the intention to launch the bid was announced. Böhler-Uddeholm intends to pay a dividend of EUR 2.05 for the fiscal year 2006 after a corresponding resolution will have been passed by the Company's Shareholders' Assembly. Such dividend is also payable to those Böhler-Uddeholm shareholders who will accept this bid. Taking this dividend into account, the bid price of EUR 69.00 is therefore 1.3% lower than the closing price for Böhler-Uddeholm Shares quoted on the Vienna Stock Exchange on 28. March 2007.

Böhler-Uddeholm's last dividend payment was EUR 1.88 per Böhler-Uddeholm Share on 26. May 2006.

The average Stock exchange price of the last 3, 6, 12 and 24 calendar months preceding the announcement of the intention to launch the bid (28. March 2007) in Euros, weighted by the relevant trading volumes, and the percentages by which the bid price exceeds such average prices are as follows:

Average stock exchange prices weighted by trading volumes	**3 Months**	**6 Months**	**12 Months**	**24 Months**
EUR	61.25	57.33	50.02	42.45
Amount of bonus in percent	12.6%	20.4%	37.9%	62.6 %

Source: Vienna Stock Exchange, Basis Average Daily Stock Exchange Prices

On Friday, 16. March 2007, the Böhler-Uddeholm Share experienced an extraordinary price increase of more than 30%, with share prices rising primarily during the final auction. On that day, trading volumes were more than ten times higher than the daily average volume of trading in Böhler-Uddeholm Shares during the last 3 months preceding 16. March 2007. During the following days, Böhler-Uddeholm confirmed that talks were being held with a potential bidder who did not mention a bid price. The preceding table takes this extraordinary price increase into account as it does take into account the performance of the Böhler-Uddeholm Share in the period from Böhler-Uddeholm's announcement of talks with a potential Bidder to voestalpine's announcement of its intention to launch a takeover bid (28. March 2007).

The average quoted prices in Euros within the last 3, 6, 12 and 24 calendar months preceding the above mentioned extraordinary performance of the Böhler-Uddeholm Share (16 March 2007), weighted by the respective trading volumes, and Böhler-Uddeholm's announcement of talks with a potential bidder, as well as the percentages by which the bid price exceeds these values are set out below:

Average stock exchange prices weighted by trading volumes	**3 Months**	**6 Months**	**12 Months**	**24 Months**
EUR	54.99	51.80	46.36	39.87
Amount of bonus in percent	25.5%	33.2%	48.8%	73.1 %

Source: Vienna Stock Exchange, Basis Daily Average Stock Exchange Prices

2.2.3. Key financial figures of Böhler-Uddeholm

The major key financial figures of Böhler-Uddeholm's last 3 consolidated financial statements read as follows (in EUR):

	2004	**2005**	**2006**
Highest annual share price	23,25	35,75	53,92
Lowest annual share price[1]	13,67	22,46	34,81
Earnings per share	2,58	4,35	4,80
Dividend per share	1,10	1,88	2,05
Book value per share[2]	15,90	21,68	24,06

[1] Basis: Daily Closing Prices, source: consolidated financial statements of Böhler-Uddeholm for 2005 and 2006

[2] Book value of equity capital divided by the number of issued shares, source: consolidated financial statements of Böhler-Uddeholm for 2005 and 2006

2.2.4. Valuation of Böhler-Uddeholm

voestalpine has instructed J.P.Morgan plc ("**JPMorgan**") to carry out a valuation of the Target in order to evaluate the adequacy of the bid. JPMorgan primarily applied three methods to determine the bid price. In this context, the operative forecast of the Target's profit and loss statement and capital flows was based on publicly available broker reports.

1. Valuation using the discounted cashflow method: In connection with the discounted cashflow method, future cashflows before financing were forecast in a first step and discounted to the valuation date in a second step at an interest rate that reflects the Company's risk.

2. Valuation using stock exchange multipliers of listed peer companies: Upon applying this method the enterprise value of listed peer companies was put in relation to certain key figures (e.g. EBITDA, EBIT), thereby calculating a multiplier. This multiplier was then applied to the Target's relevant key figure.

3. Valuation using multipliers of comparable transactions: Applying the same method as by the valuation using stock exchange multipliers the transaction value of comparable transactions was put in relation to certain key figures. This multiplier was then applied to the Target's respective key figure.

Net financial liabilities, pension obligations and other relevant obligations were then deducted from the enterprise values calculated by applying these methods, to arrive at the equity capital value and hence in the value per share.

Based on these valuations, the bid price is adequate.

2.2.5. Current economic performance of Böhler-Uddeholm

in million[1] EUR	Fiscal Year 2005	Fiscal Year 2006	Changes
Net Sales	2.607	3.090	18.5%
EBIT	314	376	19.7%
Income after tax	208	248	19.2%
Share prices (high/low) per share	35.75/22.46	53.92/34.81	-
Net earnings per share	4.35	4.80	10.3%

Source: Consolidated financial statements of Böhler-Uddeholm for 2006
[1] Except for information that refers to the value per share

2.3. Conditions and Rights of Withdrawal

2.3.1. Conditions Precedent

This bid to acquire a controlling interest is subject to the following conditions precedent:

(i) By operation of law (Section 25a (2) of the Austrian Takeover Act) this bid is subject to the condition of the Bidder receiving declarations of acceptance that comprise more than 50% of the permanent voting stock which are the subject of this bid within the Acceptance Period. Should the Bidder or any party acting in concert purchase permanent voting stock in parallel to the bid, such purchases shall be added to the declarations of acceptance pursuant to Section 25a (2) of the Austrian Takeover Act.

Upon publication of the intention to launch this bid and subject to a condition precedent, voestalpine had acquired from the Fries group all shares in BU Industrieholding GmbH and hence indirectly 10,686,340 Böhler-Uddeholm Shares that represent 20.95% of the share capital of Böhler-Uddeholm. The consummation of this acquisition is subject only to the condition precedent of the cartel authorities issuing a non-prohibition or clearance of the merger by 31 October 2007 corresponding to the conditions of this bid pursuant to Section 2.3.1.(ii) of this bid. voestalpine is of the opinion that the Böhler-Uddeholm Shares of BU Industrieholding GmbH shall be taken into account upon determination whether or not the above condition has been fulfilled. Upon a motion by voestalpine the 1. Senate of the Austrian Takeover Commission confirmed in its statement dated 19.04.2007 that the taking into account of the indirectly acquired Böhler Uddeholm Shares for purposes of determining whether or not the legal condition pursuant to Section 25a (2) of the Austrian Takeover Act has been fulfilled is permitted.

In order to fulfill the condition pursuant to Section 25a (2) of the Austrian Takeover Act, voestalpine must therefore acquire a total of at least 25,500,001 Böhler-Uddeholm Shares until lapse of the Acceptance Period. Taking into account the 10,686,340 Böhler-Uddeholm Shares of BU Industrieholding GmbH which voestalpine indirectly acquired from the Fries group (see Section 3.3), voestalpine must thus receive declarations of acceptance for at least 14,813,661 Böhler-Uddeholm Shares.

(ii) This bid is further subject to the condition precedent of the cartel authorities (i) of the European Union, and (ii) in Bosnia and Herzegovina (iii) Switzerland, (iv) South Africa, (v) South Korea, (vi) Turkey, (vii) Ukraine, and (viii) the USA issuing a non-prohibition of the consummation or clearance of the contemplated purchase hereunder of Böhler-Uddeholm Shares by voestalpine by 31 August 2007. Alternatively, the relevant cartel authorities may issue a clearance of or waive the requirement of a clearance of the acquisition of Böhler-Uddeholm Shares contemplated hereunder. This condition precedent shall equally be fulfilled in case the acquisition anticipated by this bid shall be deemed cleared by the cartel authorities or in case the relevant cartel authorities shall waive the requirement of a clearance.

voestalpine reserves the right to waive the fulfillment of the conditions precedent pursuant to Section 2.3.1.(ii) for individual jurisdictions or collectively for all these jurisdictions, except for issuance of a non-prohibition or clearance by the European Commission by 31 August 2007 (end of the period for the fulfillment of conditions under merger control regulations) whereupon these conditions shall be deemed to have been fulfilled. voestalpine will announce any waiver of a Condition Precedent in the publication media referred to in Section 2.7 without delay. As soon as voestalpine becomes aware that any of the conditions will not be fulfilled within the time frame referred to above, voestalpine will announce this as well as a corresponding waiver of fulfillment, if any, in the above mentioned media without delay.

voestalpine will make all reasonable efforts and issue all reasonable declarations to bring about and will refrain from anything which could frustrate the fulfillment of these conditions precedent. voestalpine further agrees to accept all conditions imposed in connection with the relevant cartel and merger control procedures, provided that these are commercially acceptable to voestalpine.

2.3.2. Non-Fulfillment of Conditions Precedent, Right of Withdrawal of voestalpine on the Basis of a Better Competing Bid

The Bidder will publish the fulfillment or non-fulfillment of the above mentioned conditions in the media described in Section 2.7 without delay.

The bid and the contracts entered into through acceptance of this bid will expire by operation of law, unless the condition referred to in Section 2.3.1 (i) shall have been fulfilled within the Acceptance Period. The same applies, if the conditions referred to in Section 2.3.1 (ii) have not been fulfilled by 31 August 2007 and voestalpine has not waived their fulfillment.

voestalpine further reserves the right to withdraw from this bid if a better competing bid is made. In such event, this bid and the contracts entered into through its acceptance of this bid will also expire. A bid is deemed a better competing bid if made by another bidder who offers a higher consideration per Böhler-Uddeholm Share compared to the bid price offered by voestalpine.

In these events, the custodian banks will immediately release and retransfer the submitted Böhler-Uddeholm Shares to ISIN AT0000903851.

2.4. Tax Issues

Persons who may be subject to United States federal income taxation should refer to Annex 1 "United States Federal Income Taxation".

The Bidder will not reimburse income taxes and such other taxes that do not qualify as handling fees.

The following information shall only give a general overview over basics of the Austrian income tax legislation which may be relevant for the acceptance of the takeover bid. No information can be given on the taxation of individual Böhler-Uddeholm shareholders. The Böhler-Uddeholm shareholders are advised that this information reflects Austrian legislation, as effective on the date of this bid only. Such legislation may change even with retroactive effect due to future changes in the legal system or the practice adopted by the Austrian tax authorities.

Given the complexity of Austrian tax law, Böhler-Uddeholm shareholders are advised to obtain advice from their own tax advisors on the tax implications of their acceptance of this takeover bid. Only such tax advisors will be able to take into account the special circumstances of the individual case.

2.4.1. Private Individuals

Should a private individual who holds Böhler-Uddeholm Shares as part of his or her personal property sell his or her shares within one year from purchase (for example by accepting this bid), the capital gains so realized are taxable at a progressive rate of up to 50% as speculation profits. The date on which the individual accepts this bid with binding effect should be deemed the date of sale of the Böhler-Uddeholm Shares. Taxation of capital gains will generally be assessed on the basis of the sales proceeds minus the acquisition cost as well as the respective shareholder's income-related expenses. Losses from speculative transactions may only be set off against profits from other speculative transactions within the same calendar year. Income from speculative transactions is tax exempt up to an amount of EUR 440.00 in any calendar year.

After lapse of the one-year speculation period, profits from the sale of Böhler-Uddeholm Shares held by private individuals as part of their private assets are generally not subject to income tax, unless the interest held in Böhler-Uddeholm amounted to at least 1% within the last five years preceding the sale of the shares, whereupon any indirect shareholdings e.g. through a trustee or a legal entity shall be taken into account. Such capital gains are subject to income tax at half the average tax rate. In such event capital losses may only be set off against other capital gains from share holdings of at least 1%, provided these concern the same calendar year.

Should a private individual hold Böhler-Uddeholm Shares as part of his or her business assets, any capital gains are subject to income tax regardless of the holding period. If the Böhler-Uddeholm Shares are sold within one year after purchase, a progressive tax rate of up to 50% applies. After lapse of the one-year speculation period, capital gains are taxable at half the average tax rate.

2.4.2. Corporations

Income and capital gains of Austrian corporations generally qualify as commercial income and are subject to corporate income tax at a rate of 25%. Any losses from the sale of Böhler-Uddeholm Shares are immediately tax-deductible if they concern holdings of less than 5%. For holdings of at least 5% upwards, it must be verified whether such interest is attributable to fixed assets. In such event losses are deductible over a period of seven business years only.

2.4.3. Partnerships

Partnerships are no independent subjects of Austrian income tax. If Böhler-Uddeholm Shares are sold from the assets of an Austrian partnership, the capital gains (or losses) are attributed to the partners of such partnership. The tax treatment of capital gains (or losses) depends on whether or not the individual partner is a physical person or a corporation.

2.4.4. Shareholders with Non-Resident Tax Liability

Capital gains generated through acceptance of this bid by Böhler-Uddeholm shareholders with non-resident tax liability are taxable in Austria, if the respective shareholder (or his or her predecessor in interest in case of an acquisition without consideration) has held an interest of at least 1% in Böhler-Uddeholm at any point within the last five years preceding the sale. Should the shareholder be resident in a state with which Austria has entered into a double tax treaty, Austria will in most events not be entitled to tax these capital gains. However, the tax implications will depend on the regime of the state in which the respective shareholder is a resident. Should the Böhler-Uddeholm Shares be part of the business assets of a permanent establishment in Austria, capital gains will generally be subject to the same tax regime that applies to a shareholder with resident tax liability holding the shares as part of his or her business assets.

2.5. Acceptance Period and Handling of the Bid

2.5.1. Acceptance Period

The time period for the acceptance of this bid is more than 20 full US Business Days[2]. This bid may therefore be accepted from 26. April 2007 until 24. May 2007, at 5.30 p.m. Vienna time.

voestalpine reserves the right to extend the acceptance period in accordance with the Austrian Takeover Act.

Pursuant to Section 19 (1c) of the Austrian Takeover Act, the launch of a competing bid will automatically extend the acceptance periods for all bids already made until the lapse of the acceptance period for the competing bid, unless voestalpine declares revocation of this bid (see Section 2.3.2).

2.5.2. Sell-Out Period

In the event that voestalpine is successful with this bid the acceptance period for the bid will be extended by three months from the publication of the result for all Böhler-Uddeholm shareholders who did not accept the bid within the acceptance period (sell-out period pursuant to Section 19 (3) of the Austrian Takeover Act).

2.5.3. Receiving and Payment Agent

voestalpine has instructed Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, 1030 Vienna, to handle this bid, accept the declarations of acceptance and pay the consideration (**"Payment Agent"**).

2.5.4. Acceptance of the Bid

This bid shall be accepted by giving notice to the custodian bank of the respective Böhler-Uddeholm shareholder. The Shares shall be submitted to the Payment Agent along with coupons nos. 15 to 20. The Payment Agent has applied with OeKB to obtain the identification code ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" for the Böhler-Uddeholm Shares handed in.

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[2] Corresponding to 19 Austrian Trading Days

To the extent the delivery of the declaration of acceptance and of the deposit of the Shares occurs through the respective custodian bank, the Bidder recommends to the shareholders who wish to accept this bid to contact their custodian bank at least 3 trading days before the lapse of the acceptance period to ensure that their request is processed in time. Custodian banks will regularly set minimum time limits within which their customers are required to issue instructions. Certificated Böhler-Uddeholm Shares must be deposited so timely with the respective custodian bank that the latter may verify the correctness and completeness of the Böhler-Uddeholm Shares handed in. Only thereafter may these Shares be booked and thereby the bid accepted.

The custodian banks are asked to report the acceptance of the bid to the Payment Agent and to keep the deposited securities blocked from receipt of the declaration of acceptance of the bid.

In this context, the Bidder advises that Section 14 of the Austrian Takeover Act requires the Target's Management Board and Supervisory Board to establish statements with regard to this bid. These statements will be published in the Official Gazette attached to *Wiener Zeitung* and on the homepages of the Target (www.bohler-uddeholm.com) and of voestalpine (www.voestalpine.com).

2.5.5. Payment of the Purchase Price and Transfer of Title

The purchase price will be paid to those holders of Shares who accepted the bid in return for the transfer of Shares no later than three Austrian banking days from the bid becoming unconditional. In case the bid is successful the purchase price will therefore be paid on 5 September 2007 at the latest.

Holders of Shares who accept the bid during the statutory sell-out period referred to in Section 19 (3) of the Austrian Takeover Act only will receive the purchase price not later than ten trading days after the lapse of this sell-out period. For details on the sell-out period referred to in Section 19 (3) of the Austrian Takeover Act see Section 2.5.2.

2.5.6. Management fees

The Bidder will pay all reasonable and customary costs and expenses charged by the custodian banks in connection with the handling of this bid. The custodian banks are asked to directly contact the Payment Agent for reimbursement of costs and fees, if any, arising in connection with the acceptance of this bid by Böhler-Uddeholm shareholders.

Each Böhler-Uddeholm shareholder shall bear itself any additional fees, stock exchange turnover tax or stamp duties or other expenses.

Taxes which may arise in connection with the acceptance and the handling of the bid in Austria or abroad shall be born by the respective Böhler-Uddeholm shareholder itself (see Section 2.4).

2.5.7. Warranties, Handling

Those holders of Shares who accepted the bid warrant that they are the owners of the Böhler-Uddeholm Shares covered by the respective declaration of acceptance and that such Shares are free and clear of any rights of third parties.

In addition, each Böhler-Uddeholm shareholder declares simultaneously with the acceptance of this bid that:

(i) he or she agrees with transferring the number of Böhler-Uddeholm Shares stated in his or her declaration of acceptance pursuant to the terms and conditions of this bid to ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" ;

(ii) voestalpine will acquire title to those Böhler-Uddeholm Shares for which this bid has been accepted and that all rights connected with these Shares including all claims to dividends for the fiscal year 2007 will transfer to voestalpine upon the transfer of title to the Böhler-Uddeholm Shares;

(iii) he or she will instruct his or her custodian bank to effect the booking of those Böhler-Uddeholm Shares stated in the declaration of acceptance to ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" without delay, but to leave the Böhler-Uddeholm Shares so handed in (albeit with a different ISIN) on his or her securities account for the time being;

(iv) he or she will instruct his or her custodian bank to instruct and authorize OeKB to make available the Böhler-Uddeholm Shares to the Payment Agent (on the Payment Agent's OeKB account) for the purpose of transferring title to the Böhler-Uddeholm Shares to voestalpine to voestalpine's securities account with the Payment Agent, this to take place without delay after the conditions precedent referred to in Section 2.3.1 have been fulfilled;

(v) he or she will instruct the Payment Agent to notify voestalpine of his or her acceptance of the bid; the purchase contract created by virtue of this declaration of acceptance and the transfer of title will become effective only if both the Böhler-Uddeholm Shares are made available to the Payment Agent and if the conditions precedent referred to in Section 2.3.1 is fulfilled; in this context, he or she agrees that he or she may no longer dispose of his or her Böhler-Uddeholm Shares handed in during the period from the date of booking of the Böhler-Uddeholm Shares stated in the declaration of acceptance to ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" until the date of receipt of the purchase price;

(vi) he or she will instruct and authorize his or her custodian bank and the Payment Agent to take any act and issue and accept any declaration which may be necessary for or advisable to carrying out this bid, more particularly to procure the transfer of title to the respective handed in Böhler-Uddeholm Shares to voestalpine;

(vii) he or she will instruct and authorize his or her custodian bank and interim custodians, if any, to instruct and authorize the Payment Agent to report information to voestalpine on the number of Böhler-Uddeholm Shares handed in that were booked to ISIN AT0000A05BZ9.

The declarations, instructions, orders and authorizations referred to in the above paragraphs (i) through (vii) are hereby irrevocably issued in the interest of a smooth and quick carrying out of this bid, subject to the right of withdrawal pursuant to Section 2.6. They shall expire in case a shareholder validly withdraws from the purchase contract created through acceptance of this bid pursuant to Section 2.6 or Section 2.3.2.

2.6. Right to Withdraw from the Bid in case of Competing Bids

If a competing bid is made during the term of this bid, Section 17 of the Austrian Takeover Act grants the holders of Böhler-Uddeholm Shares the right to withdraw from their declarations of acceptance issued so far, such withdrawal to take place not later than four trading days before lapse of the original Acceptance Period. If several bids were made and one of them is improved, the holders of Böhler-Uddeholm Shares may also revoke previous declarations on the acceptance of the other bids (Section 17 of the Austrian Takeover Act).

Notice of withdrawal shall be given in writing through the relevant custodian bank, and the latter shall immediately pass such withrawal on to the Payment Agent.

2.7. Announcements and Publication of Result

The result of this bid will be published in the Official Gazette attached to *Wiener Zeitung*, on the homepages of Böhler-Uddeholm (www.bohler-uddeholm.com) and of voestalpine (www.voestalpine.com), and on the homepage of the Austrian Takeover Commission (www.takeover.at) without delay after the expiration of the Acceptance Period. The same shall apply to any other declarations and announcements of the Bidder in connection with this bid.

2.8. Equal Treatment

The Bidder confirms that the bid price offered to all shareholders of Böhler-Uddeholm is the same. Neither the Bidder nor any party acting in concert with the Bidder have purchased or agreed to purchase Böhler-Uddeholm Shares for a price of more than EUR 69.00 per Böhler-Uddeholm Share within the last 12 months preceding the announcement of the bid.

Until the expiration of the acceptance period and until the expiration of the sell-out period (Section 19 (3) of the Austrian Takeover Act), if any, neither the Bidder nor any party acting in concert with the Bidder may issue contractual declarations aimed at acquiring Böhler-Uddeholm Shares at terms and conditions more favorable than those of the bid, unless the Bidder improves the bid or the Austrian Takeover Commission grants an exemption for good reason.

Should the Bidder or any party acting in concert with the Bidder nevertheless issue a declaration to acquire at terms and conditions more favorable than those of this bid, such more favorable terms and conditions shall also apply to all other shareholders of the Target, even if they have already accepted this bid.

The Bidder will make such declarations only in accordance with applicable law.

Any improvement of this bid shall apply also to those Böhler-Uddeholm shareholders who accepted this bid already at the time of such improvement, unless they object thereto.

Should the Bidder or any party acting in concert with the Bidder acquire Böhler-Uddeholm Shares within nine months from the lapse of the sell-out period and should the consideration offered or agreed therefore be higher than the consideration offered in this bid, the Bidder in accordance with Section 16 (7) of the Austrian Takeover Act is required to pay the difference to all shareholders of Böhler-Uddeholm who accepted the bid.

This does not apply if the Bidder or any party acting in concert with the Bidder acquires Böhler-Uddeholm Shares in the context of a capital increase under exercise of statutory subscription rights or in case a higher consideration is paid in connection with a procedure conducted under the Austrian Minority Shareholders Squeeze-out Act ("**Squeeze-out**").

2.8.1. Commitment to Improve

Should the Bidder resell a controlling interest in the Target as defined under the Austrian Takeover Act within nine months from the lapse of the sell-out period, the ratable capital gains shall subsequently be paid to the shareholders of Böhler-Uddeholm subject to Section 16 (7) of the Austrian Takeover Act.

In addition, in case of a successful carrying out of this bid, voestalpine undertakes to voluntarily pay 50% of the pro rata capital gains from the sale of such Böhler-Uddeholm Shares as were purchased hereunder, to the extent the sales proceeds directly or indirectly exceed EUR 69.00 per Böhler-Uddeholm Share, to be paid within one year after the lapse of the nine-months period referred to in the preceding paragraph. This voluntary commitment brings about a situation that is equivalent to the agreements reached with the Fries group (see Section 3.3) and is not applicable in case of any transfer within the voestalpine group. The Bidder will immediately publish an event that triggers a subsequent payment (see Section 2.7). The Bidder will instruct the Payment Agent to process the subsequent payment at the Bidder's cost and expense within 10 trading days from the announcement of the event. Should an event triggering a subsequent payment not occur within the statutory nine-months period and not within the voluntarily extended period as stated in the preceding paragraph, the Bidder will issue a corresponding declaration to the Austrian Takeover Commission upon expiration of the statutory nine-months period and upon expiration of the voluntary one-year period. The Bidder's expert will review and confirm the contents of these declarations.

3. Information on the Bidder

3.1. Brief description of the Bidder

voestalpine AG is a joint stock corporation organized under the laws of Austria with its registered office in Linz. It was incorporated on 10 December 1993 and is registered under FN 662209 t with the Commercial Register of the Regional Court of Linz. The company's object is to act as a holding company for the companies consolidated as a group under its uniform control according to Section 15 of the Austrian Stock Corporation Act. The group companies' objects include in particular research and development in the fields of metallurgy, processing of metals and materials, as well as the production, processing, and distribution of materials and products made from steel. voestalpine's business year ends on 31 March of the respective calendar year.

3.1.1. voestalpine's Management Board and Supervisory Board

Members of the Management Board:

Wolfgang Eder (chairman), Franz Hirschmanner, Josef Mülner, Robert Ottel, Wolfgang Spreitzer.

Members of the Supervisory Board:

Joachim Lemppenau (chairman), Ludwig Scharinger (vice-chairman), Franz Gasselsberger, Stefan Kralik, Josef Krenner, Michael Kutschera, Franz Lauer, Ewald Nowotny, Josef Peischer, Michael Schwarzkopf, Josef Gritz, Johann Heiligenbrunner, Josef Kronister, Hans-Karl Schaller, Fritz Sulzbacher.

3.1.2. Major Shareholders of voestalpine

Shareholder	Shares
Raiffeisen Landesbank Oberösterreich Invest GmbH & Co OG	more than 15 %
Interest held by voestalpine employees	10.3 %
Oberbank AG	more than 5 %
Axa Group	more than 5 %

3.1.3. voestalpine Group

voestalpine group is a leading European processing group with its own steelmaking facilities that currently employs approximately 26,000 people and operates production, processing, and sales companies on all continents. The group is divided into four different divisions.

Division Steel:

The Division Steel focuses on the production of flat steel products for the automotive, household appliance, and construction industries. The Division produces hot and cold-rolled steel, as well as electrolytically galvanized, hot-dip galvanized and organically coated sheet steel, electrical sheet steel, heavy steel plate, and foundry products, and it also operates in various downstream processing and service areas.

Division Railway Systems:

The Division Railway Systems is the European market and technology leader in rail tracks and the global market and technology leader in point switches. The Division has its own steel production, also producing rod wire, drawn wire, and seamless tubes as well as semi-finished steel products.

Division Automotive:

The Division Automotive processes steel and other materials such as aluminum and synthetics into components, modules, and systems for the automotive industry. Production focuses on laser-welded blanks, car body panels, and safety components.

Division Profilform:

The Division Profilform combines the tube and profile activities of the voestalpine group. It produces welded tubes and hollow sections, open standard sections, and offers all types of custom made special tubes and sections. In addition, the Division manufactures pallet and high-rack warehouses, road safety components, and electricity pylons.

3.1.4. Current economic Development of the voestalpine Group

***Note:** In August 2006, voestalpine performed a 1:4 share split. To facilitate comparison, this share split is deemed performed in the following data even for periods before the split. Therefore, the following is only pro forma information.*

in million[1] Euros	**1 - 3 quarter 2005/2006[2]**	**1 - 3 quarter 2006/2007[2]**	**Change**
Net sales	4,858	5,341	9.9%
EBIT	547	719	31.4%
Income after tax	372	524	41.1%
Share price (high/low)	21.29/12.30	42.88/24.04	-
Net earnings per share	2.32	3.28	41.5%

Source: 3rd quarter report of voestalpine for the business years 2005/2006 and 2006/2007

[1] Excluding data that refer to the value per share

[2] The business year of voestalpine ends on 31 March of each calendar year. Therefore, the above figures refer to the first three quarters of the respective business year.

3.1.5. Key Data of Shares of voestalpine

The essential financial key figures of the last 3 consolidated financial statements are as follows (in Euros):

	2003/04	2004/05	2005/06
Highest annual share price[1]	9.60	16.93	28.87
Lowest annual share price[1]	5.78	8.75	12.30
Earnings per share	0.86	2.36	3.28
Dividend per share/Bonus per share	0.31/0.09	0.38/0.15	0.50/028
Book value per share[2]	11.88	13.70	15.73

[1] Basis: Daily Closing Prices, source: Consolidated Financial Statements of voestalpine for 2003/2004, 2004/2005, and 2005/06

[2] Book value of equity capital divided by the number of issued shares, source: Consolidated Financial Statements of voestalpine for 2003/2004, 2004/2005, and 2005/06

3.1.6. Notices of the Company

Notices of the company are published in Wiener Zeitung and on the company's homepage (www.voestalpine.com).

3.1.7. Annual reports

Annual reports are available at voestalpine and can also be obtained from Bank Austria Creditanstalt AG and other major banks in Austria. In addition, annual reports are also made available in electronic form on the homepage of voestalpine. The last reports to be published were the quarterly results as of 31 December 2006. The relevant quarterly report can be downloaded on the homepage of voestalpine (www.voestalpine.com). The results for the business year 2006/2007 ending on 31 March 2007 will be published on 6 June 2007.

3.1.8. Major Acquisitions and Divestments of the preceding 12 Months

In April 2006, voestalpine purchased a majority interest in the Russian company ZAO ARKADA Profil in its Division Profilform. This company specializes in the production and sale of lightweight steel profiles. ZAO ARKADA Profil employs approximately 300 persons and generated sales of approx. EUR 30 million in the business year 2005.

In June 2006, voestalpine purchased all shares of the French companies Profilafroid and Société Automatique de Profilage in its Division Profilform. These two companies are the leading French manufacturers of lightweight steel profiles for the construction and automotive industry. Together, the two companies employ approx. 200 persons and generated sales of EUR 85 million in the business year 2005.

In July 2006, the Division Railway Systems of voestalpine purchased the German company Drahtwerk und Stahlhandel Finsterwalde GmbH. This company is one of the quality leaders in the field of drawn cold-extrusion wire products. During the last year, the company generated sales of EUR 90 million and employs approximately 200 persons.

In October 2006, voestalpine reached an agreement with the German Scholz AG to merge the scrap trading activities of both companies in Austria and partly in the Czech Republic. Scholz AG holds 60% and voestalpine group 33.4% of the shares in the new joint venture company ("Scholz Austria GmbH"). The remaining shares are held by BÖHLER Edelstahl GmbH and Stahl- und Walzwerk Marienhütte Gesellschaft m.b.H (see also see Section 3.4.2).

In November 2006, the group acquired a majority interest in the German company Stahlberg Roensch Duisburg GmbH. This acquisition was carried out by the group's Division Railway Systems. The acquired company operates in the area of logistics and services and also deals with the storage of ultra-long rails, the preparation and cutting to size of long rail strips specific to the construction site, and the recycling of used rails. During the last year, the company generated sales of EUR 6 million, and employs 65 persons.

In December 2006, the majority of the steel trading business of voestalpine group was sold to the Polish company Zlomrex S.A. Zlomrex initially took over 74.9% of voestalpine Stahlhandel GmbH, and the two parties have granted mutual call and put option rights with respect to the remaining 25.1%. The voestalpine Stahlhandel group lately achieved annual sales of almost EUR 400 million and employs a staff of around 600.

In February 2007, the VAE group, which belongs to the Division Railway Systems of voestalpine, signed a contract for the establishment of a joint venture with a Chinese partner. This joint venture company will be based near Beijing and will gradually develop a local production of high-speed point switches for railway construction projects in China. voestalpine holds a 50% interest in the joint venture company through the VAE group and will have the industrial leadership of the joint venture. The new company will employ approximately 300 persons and is to carry out orders worth EUR 120 million by the year 2009.

In December 2006, voestalpine also acquired majority interests in 3 Western European automotive suppliers with total sales of approximately EUR 210 million altogether and a staff of over 1,000 employees. These companies are Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co KG (both in Germany), and AMSTUTZ-LEVIN & Cie (France).

Most recently, in March 2007, voestalpine signed a purchase contract on the acquisition of a 70% interest in Dancke Stanztechnik GmbH und Co KG and in Dancke Werkzeugbau GmbH & Co KG (both in Germany). Together, the two companies employ a staff of approx. 200 persons and generate total sales of approx. EUR 40 million.

3.2. Parties acting in concert with the Bidder

As stated in Section 3.1, voestalpine is acting as a holding company for the voestalpine group. voestalpine therefore holds direct and indirect interests in a large number of group companies that may be deemed parties acting in concert with the Bidder. It is not necessary to provide information on these group companies controlled by the Bidder, as they are not of relevance for the decision of the Böhler-Uddeholm shareholders (Sections 7 (12) of the Austrian Takeover Act).

3.3. Bidder's Shareholdings in the Target

In accordance with an agreement in principle of 27 March 2007 voestalpine acquired from the shareholders of BU Industrieholding GmbH ("**Fries Group**") all shares in BU Industrieholding GmbH by entering into corresponding Share Purchase and Transfer Agreements and hence indirectly 10,686,340 Böhler-Uddeholm Shares that represent 20.95% of the share capital of Böhler-Uddeholm. voestalpine has entered into purchase and transfer agreements with identical wording with each shareholder of BU Industrieholding GmbH.

BU Industrieholding GmbH's business object is limited to the holding and management of 10,686,340 Böhler-Uddeholm Shares. Except for these shares, BU Industrieholding GmbH does not have any other fixed assets. Its working capital and liabilities consist exclusively in accounts receivable and payables in money which relate to its operations mentioned above.

The shares of BU Industrieholding GmbH were acquired at terms and conditions that correspond to an (indirect) acquisition of this company's Böhler-Uddeholm Shares for a price of EUR 69.00 per share, with the sellers of these shares still being entitled to the dividend of Böhler-Uddeholm AG for the business year 2006. Since the market value of the 10,686,340 Böhler-Uddeholm Shares of BU Industrieholding GmbH is considerably higher than their book value, a sale of Böhler-Uddeholm Shares by BU Industrieholding GmbH would currently trigger taxes for this company that amount to 25 % of the difference between the book value and (higher) proceeds from the sale of Böhler-Uddeholm Shares. These deferred taxes do not constitute an impairment of BU Industrieholding GmbH or of its 10,686,340

Böhler-Uddeholm Shares. On the one hand, no taxes will accrue as long as BU Industrieholding GmbH does not sell its 10,686,340 Böhler-Uddeholm Shares. On the other hand, the deferred taxes and hence the risk that taxes may arise in the amount stated above can be eliminated by corporate reorganization measures in such manner that after the consummation of these reorganization measures, the book value of the 10,686,340 Böhler-Uddeholm Shares will amount to EUR 69.00 per Böhler-Uddeholm Share and hence correspond to their prorated value at which they were acquired by BU-Industrieholding GmbH. Compared to the market value of the 10,686,340 Böhler-Uddeholm Shares in BU Industrieholding GmbH, the mentioned reorganization measures can be carried out with negligible expense and within a reasonable period of time. voestalpine's independent expert (Section 9 of the Austrian Takeover Act), Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, confirmed in an expert opinion submitted to the Austrian Takeover Commission that the purchase price for the shares in BU-Industrieholding GmbH corresponds to an indirect share purchase at a price of EUR 69.00 per Böhler-Uddeholm Share ex 2006 dividend.

The consummation of these share purchases, including without limitation the transfer of title to voestalpine of the relevant shares in BU Industrieholding GmbH, the exercise of all rights relating to these shares, and the payment of the purchase price to the Fries Group is subject to the condition precedent of clearance by the relevant merger control authorities or non-prohibition of the consummation of this share purchase and transfer agreement. voestalpine expects the consummation to take place simultaneously with the occurrence of the condition precedent referred to in Section 2.3.1.

In addition, the Fries Group undertakes to procure that BU Industrieholding GmbH will (i) not dispose of the Böhler-Uddeholm Shares, (ii) not accept a takeover bid for the Böhler-Uddeholm Shares, and (iii) discuss and coordinate with voestalpine the exercise of its rights as shareholder of Böhler-Uddeholm until the consummation of the transfer of shares of BU Industrieholding GmbH, to the extent permitted by law.

voestalpine granted the respective shareholders of BU Industrieholding GmbH a contractual right to a prorated share of the sales proceeds in the event that voestalpine sells BU Industrieholding GmbH as a whole to third parties or, as long as it is controlled by voestalpine, BU Industrieholding GmbH sells Böhler-Uddeholm Shares to third parties, this to the extent that such sales proceeds are directly or indirectly higher than EUR 69.00 per Böhler-Uddeholm Share, and then in the amount of 75% of such excess payment within one year after the consummation of the share transfer agreements, and in the amount of 50% within another year. The foregoing less corporate income tax which may arise for BU Industrieholding GmbH in the course of such a transaction or for voestalpine on the share of the relevant shareholder of BU Industrieholding GmbH. This commitment is not applicable in case of any transfer within the voestalpine group.

As at 16 April 2007, voestalpine and entities acting in concert with it do not hold any Böhler-Uddeholm Shares, except for the Böhler-Uddeholm Shares of the Fries Group that were purchased indirectly and subject to a condition precedent.

3.4. Material legal relationships with the Target

3.4.1. Target's Supervisory Board, Mutual Affiliations in Corporate Bodies

After the acquisition of a majority of Böhler-Uddeholm Shares, it is contemplated to elect candidates to be nominated by voestalpine into the Böhler-Uddeholm supervisory board in the course of the next shareholders meeting(s). voestalpine intends to appoint the majority of shareholder representatives in the supervisory board of Böhler-Uddeholm. As long as Böhler-Uddeholm is a listed company, voestalpine plans to leave one or two independent shareholder representatives in the supervisory board. After a squeeze-out and de-listing (see Section 4.2), voestalpine intends to delegate only representatives of its group into the supervisory board consistent with the policies of the voestalpine group, i.e. to mainly nominate members of the management board of voestalpine. The current members of Böhler-Uddeholm's supervisory board, Rudolf Fries, Ernst Hable and Walter Scherb have declared toward voestalpine that they will resign as members of the supervisory board of Böhler-Uddeholm on voestalpine's request and at a point in time chosen by voestalpine, after the consummation of the share transfer agreements relating to BU Industrieholding GmbH.

The following reciprocal affiliations in corporate bodies exist:

(i) Wolfgang Eder, currently CEO of voestalpine, is a member of the supervisory board of Böhler-Uddeholm.

(ii) Claus Raidl, currently CEO of Böhler-Uddeholm, is a member of the supervisory board of voestalpine Bahnsysteme GmbH, the general partner of voestalpine Bahnsysteme GmbH & Co KG, which is in turn a group company of voestalpine.

Know-how and experience of the Böhler-Uddeholm management are particularly important for voestalpine. It is for this reason that no changes in the Böhler-Uddeholm management are contemplated.

3.4.2. Joint Shareholdings and Supply Relationships

As at 16 April 2007, voestalpine and Böhler-Uddeholm jointly hold shares in the following companies:

- IVM Industrieversicherungsmakler GmbH: voestalpine and Böhler-Uddeholm each hold 50 % of IVM Industrieversicherungsmakler GmbH, Linz, an insurance broker that acts for both companies.
- voestalpine Rohstoffhandel GmbH: Böhler Edelstahl GmbH, Kapfenberg, a wholly-owned subsidiary of Böhler-Uddeholm, holds a 9.3 % interest in voestalpine Rohstoffhandel GmbH, a member of the voestalpine group that trades in scrap iron. In connection with this shareholding, a merger agreement has recently been entered into between the German Scholz AG and the shareholders of voestalpine Rohstoffhandel GmbH in order to consolidate voestalpine Rohstoffhandel GmbH and the scrap trading operations of the Scholz Group in Austria and the Czech Republic under a joint holding company in Austria ("Scholz Austria GmbH"). voestalpine group will only hold a 33.41% minority share in this holding company, Böhler Edelstahl GmbH will hold a share of 3.71% in the new holding company. The remaining shares will be held by Scholz AG (indirectly, 60%) and by Stahl- und Walzwerk Marienhütte Gesellschaft m.b.H. (2.88%).
- APK Pensionskasse AG: Another joint shareholding exists in APK Pensionskasse AG. voestalpine holds a share of 19.1 %, Böhler-Uddeholm group holds a total share of 9.7 %.
- Importkohle Gesellschaft m.b.H.: Böhler Edelstahl GmbH, Kapfenberg, holds a share of 1% in Importkohle Gesellschaft m.b.H. voestalpine holds 66% and Wiener Stadtwerke Beteiligungsmanagement GmbH holds 33% of Importkohle Gesellschaft m.b.H.
- Wiener Börse AG: Böhler-Uddeholm holds a 5.1428% share and voestalpine holds a 2% share in Wiener Börse AG.

Since the volumes are insignificant compared to the companies' total sales, supply relationships existing between the two groups are of minor relevance only for both voestalpine group and Böhler-Uddeholm group. Therefore there are no conflicts of interests between the two groups because of material supply and purchase relations.

3.5. Transparency of Bidder's Commitments, if any, to the Target's Officers and Directors

voestalpine has neither granted, nor offered nor promised pecuniary benefits to the remaining or retiring members of the management board or supervisory board of Böhler-Uddeholm in connection with this bid.

Böhler-Uddeholm will be integrated in its present structure as a 5th division into the voestalpine group (see Section 3.1.3). In compliance with the voestalpine group's corporate governance, the CEO of Böhler-Uddeholm shall be appointed to the management board of voestalpine.

4. Future Shareholding and Corporate Policy

4.1. Business Objectives and Intentions

The following statements apply in the event that this bid is successful and provided that there is no material change in economic conditions. Should there be any change in economic conditions, voestalpine does not rule out that it will appropriately react to accommodate these changes.

voestalpine has defined its objectives and intentions in connection with the contemplated takeover in a written statement ("Strategy Letter") to the management board of Böhler-Uddeholm. This Strategy Letter contains the following main points:

(i) voestalpine plans for the Böhler-Uddeholm group to retain all company names, corporate designations and trademarks after the takeover. Another objective of voestalpine is to preserve the identity of Böhler-Uddeholm group and its previous market appearance, whereby appropriate reference to its affiliation to the voestalpine group will be made after a transition period.

(ii) After a takeover of 100% of the Böhler-Uddeholm Shares by voestalpine, Böhler-Uddeholm group shall continue to exist in its entirety as a joint stock corporation with all of its four divisions until the end of 2009, regardless of whether or not a delisting may have occurred before.

(iii) Böhler-Uddeholm's previous course of profitable growth shall consistently be further pursued. Capital expenditure and acquisitions shall take place by taking into account Böhler-Uddeholm's self-financing ability, thereby assuming that these acquisitions and capital expenditures contribute to a sustainable value increase of the Böhler-Uddeholm group and correspond to the finance objectives of the voestalpine group.

(iv) The voestalpine group has defined finance objectives both for the group as a whole, and for the individual members of the group. It is intended to apply the finance objectives of the voestalpine group also to Böhler-Uddeholm group in coordination with the Böhler-Uddeholm management.

(v) Böhler-Uddeholm group and its management shall be preserved as an Austrian stainless steel group with a global presence and the head office of the part group shall be maintained.

4.2. Legal Framework and Stock Exchange Listing

voestalpine is not required to take any reorganization measures due to the acquisition of a majority interest in Böhler-Uddeholm. Böhler-Uddeholm group shall be integrated in its present structure as a 5th division into the voestalpine group and shall further be developed as an independent division (see Section 4.1).

voestalpine is not aware of any change-of-control clauses in material contracts of members of Böhler-Uddeholm group.

The contemplated takeover of Böhler-Uddeholm is, *inter alia,* subject to the conditions precedent of obtaining clearance or non-prohibition from merger control authorities in various jurisdictions, including from the relevant merger control authority of the European Union (see Section 2.3.1). The merger control procedure before the EU Commission will probably be initiated with the filing of Form CO to the Commission on 30 April 2007. The necessary cartel and merger control procedures in the other jurisdictions have been initiated already.

The Bidder specifically points to the risk of terminating the stock exchange trading in the Target's shares. There is a mandatory requirement to delist shares from the Official Market of the Vienna Stock Exchange if the statutory requirements for its admission are no longer met. If the Böhler-Uddeholm Shares were to remain listed on the Official Market, this would require in terms of the necessary free float among the public that at least 10,000 shares would have to be held by the public. The minimum free float required for the share to remain in the Prime Market Segment is no longer present if the freefloat shares fall short of 25%, or the capitalization of the freefloat drops below EUR 30 million. As a general rule, the calculation of the freefloat only takes into account holdings of less than 5%.

The possible termination of trading on the stock market is expected to lend to a significantly reduced liquidity of Böhler-Uddeholm Shares and to limit market pricing.

The initial objective of voestalpine is to acquire an absolute majority of votes, i.e. more than 50% of the Böhler-Uddeholm Shares. Depending on the acquisition of a higher percentage of shares which is intended by voestalpine, voestalpine intends a subsequent squeeze-out of the remaining Böhler-Uddeholm shareholders and a delisting of the company to allow for a most efficient integration of the Böhler-Uddeholm group into the voestalpine group.

A higher compensation paid in connection with any proceedings in accordance with the Minority Shareholders Squeeze-Out Act shall not lead to subsequent payments pursuant to the §16 (7) Takeover Act(see Section 2.8.).

In case of termination of stock exchange trading in the Target's shares and all the more in case of a delisting following a squeeze-out of minority shareholders the termination of trading in ADS/ADR as well as the termination of the Deposit Agreement between Böhler-Uddeholm and The Bank of New York concerning the issue of ADS/ADR (see Section 2.1.) has to be expected.

4.3. Impact on Employment and Business Locations

voestalpine plans to integrate Böhler-Uddeholm in its current structure into the voestalpine group as its 5th division. There are no plans to close or transfer sites following the acquisition of a majority of the shares in Böhler-Uddeholm, nor are there plans to reduce the workforce after the planned takeover.

The Bidder points out that the statements to be published by the Management Board and the Supervisory Board of Böhler-Uddeholm pursuant to § 14 of the Austrian Takeover Act will have to address the probable impact of the bid on the workforce (jobs, employment conditions, future of sites) also. Moreover, the Target's employee representatives will have the opportunity to issue a statement on the bid.

5. Other Information

5.1. Financing of the Bid

Based on a bid price of EUR 69.00 per Share, the Bidder's total financing volume for the bid amounts to around EUR 3.6 billion, taking into account expected transaction and handling cost.

The Bidder has sufficient liquid funds to finance the acquisition of all Shares and has ensured that these funds are timely available for the satisfaction of the bid.

5.2. Applicable Law

This voluntary takeover bid for the acquisition of a controlling interest and the purchase and transfer agreements entered into by virtue of this bid are governed by Austrian law. Exclusive jurisdiction shall lie with the court sitting in Vienna, Inner City, having subject-matter jurisdiction, unless the transaction is a consumer transaction.

5.3. Dissemination Restrictions

Except in accordance with applicable law, this bid or other documents related to this bid may neither be published, sent to, distributed, disseminated nor made accessible outside the Republic of Austria and the United States of America. The Bidder does not accept any liability whatsoever for any breach of the above provision.

In particular this bid is not made, neither directly nor indirectly, in Australia or Japan, nor may it be accepted in or from Australia or Japan.

This bid document is no invitation to offer shares in the Target in or from a jurisdiction in which such an invitation to make a bid, the making of such a bid or the making of such a bid by or to certain persons is prohibited.

Holders of Böhler-Uddeholm Shares who gain access to this bid document outside the Republic of Austria and the United States of America and/or wish to accept this bid outside the Republic of Austria and the United States of America are advised to inform themselves of and comply with all relevant legal provisions. The Bidder does not accept any liability whatsoever in connection with an acceptance of this bid outside or from outside the Republic of Austria and the United States of America.

5.4. Bidder's advisors

Advisors of the Bidder are, *inter alia:*

- As the Bidder's financial advisor and investment bank:

  J.P.Morgan plc
  125 London Wall
  London EC2Y 5AJ,
  United Kingdom
- As the Bidder's legal advisor and as its representative toward the Austrian Takeover Commission:

  Binder Grösswang Rechtsanwälte OEG

Sterngasse 13
1010 Vienna

- As the Bidder's advisor and expert pursuant to Section 9 of the Austrian Takeover Act:

  Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH
  Auhofstraße 1/10,
  1130 Vienna

5.5. Additional information

Additional information about this bid and its handling may be obtained from voestalpine AG, Investor Relations (Peter Fleischer (peter.fleischer@voestalpine.com), phone +43 50304 15 9949).

5.6. Information about the Bidder's expert

The Bidder has appointed Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, with its registered offices in Vienna, registration number FN 162322 i and its business address at Auhofstraße 1/10, A-1130 Vienna as its expert pursuant to Section 9 of the Austrian Takeover Act.

Linz, dated 25 April 2007

voestalpine AG:

Annex 1

1. United States Federal Income Taxation

1.1. General

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain material US federal income tax consequences to US Holders (as defined below) of Böhler-Uddeholm Shares or ADSs resulting from the acceptance of the Offer. This summary deals only with US Holders that hold Böhler-Uddeholm Shares or ADSs as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of Böhler-Uddeholm Shares or ADSs pursuant to the Offer by particular investors, and does not address state, local, foreign, or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) one per cent. or more of Böhler-Uddeholm's value or voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as US expatriates, banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax deferred accounts, tax-exempt organizations, dealers or brokers in securities or currencies, investors that hold the Böhler-Uddeholm Shares or ADSs as part of a straddle, hedging or conversion transaction for US federal income tax purposes, persons who acquired their Böhler-Uddeholm Shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Böhler-Uddeholm Shares or ADSs that (a) is eligible for the benefits of the income tax treaty between the Republic of Austria and the United States that entered into force on 1 February 1998, and (b) is for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

If a partnership (or any entity treated as a partnership for US federal income tax purposes) holds shares of Böhler-Uddeholm shares or ADSs, the consequences for a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships are advised to consult their own tax advisors regarding the tax consequences to them of an acceptance of the Offer.

This discussion assumes that Böhler-Uddeholm is not, and has not been, a passive foreign investment company (see Section "Passive Foreign Investment Company Status" below).

All US Holders are urged to consult their own tax advisers regarding the specific US federal, state, local, and foreign tax consequences of an acceptance to them of the Offer.

1.2. Acceptance of the Offer

A US Holder who sells its Böhler-Uddeholm Shares pursuant to the Offer or instructs the ADS Depositary to sell Böhler-Uddeholm Shares represented by its ADSs will generally recognize US-source capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value (determined as discussed below) of the amount realized upon acceptance of the Offer and the US Holder's adjusted tax basis in its Böhler-Uddeholm Shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Böhler-Uddeholm Shares or ADSs exceeds one year. Long-term capital gains recognized by non-corporate US Holders generally are subject to US federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations. A US Holder who acquired different blocks of Böhler-Uddeholm Shares or ADSs at different times and different prices ordinarily must determine its adjusted tax basis and holding period separately with regard to each block of Böhler-Uddeholm Shares.

A US Holder that receives euro on the sale or other disposition of Böhler-Uddeholm Shares pursuant to the Offer generally will realize an amount equal to the US dollar value of the euro amount on the date of sale (or, in some cases, the US dollar value of the euro amount on the settlement date). Gain or loss, if any, recognized on a subsequent sale, conversion, or disposition of the euro so received will be ordinary income or loss, and generally will be US-source income or loss. However, if the euro are converted into US dollars on the date received by the US Holder or the Depositary in the case of ADSs, the US Holder should not recognize any gain or loss on conversion.

1.3. Passive Foreign Investment Company Status

The above summary assumes that a disposition of Böhler-Uddeholm Shares or ADSs by a US Holder does not constitute a disposition of shares in a passive foreign investment company ("PFIC"). If a US Holder's disposition of Böhler-Uddeholm Shares or ADSs did constitute a disposition of PFIC shares, there could be adverse tax consequences to such with a tax calculated at the maximum ordinary income tax rate with respect to all or a portion of such US Holder's gain (and the reduced rates applicable to ordinary income would not apply). US Holders should consult their own tax advisors concerning whether or not Böhler-Uddeholm is, or at any time has been, a PFIC and the consequences thereof.

1.4. Backup Withholding and Information Reporting

Holders generally will be subject to information reporting to the Internal Revenue Service (the "IRS") with respect to payments of cash made to them pursuant to the Offer. In addition, voestalpine will be required to file, in accordance with forms or regulations to be prescribed by the IRS, a return with the IRS disclosing, among other things, the name and address of and the amount of consideration paid to each holder of Böhler-Uddeholm Shares or ADSs pursuant to the Offer, together with other (as yet unspecified) information. voestalpine may also be required to furnish this information to holders of Böhler-Uddeholm Shares or ADSs.

Furthermore, payments of proceeds pursuant to the Offer may be subject to US federal backup withholding at a current rate of 28 per cent. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non- US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

EXPERT'S CONFIRMATION
PURSUANT TO SECTION 9 OF THE AUSTRIAN TAKEOVER ACT

On the basis of our review conducted in accordance with Section 9 (1) of the Austrian Takeover Act, we state that the voluntary public takeover bid pursuant to Section 25a of the Austrian Takeover Act made by voestalpine AG to the shareholders of Böhler-Uddeholm AG is complete and lawful and that the information on the offered consideration complies with the legal provisions.

The Bidder has the funds necessary for the complete carrying out of the takeover bid available in time.

Vienna, April 2007

Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH

voestalpine

EINEN SCHRITT VORAUS.

FREIWILLIGES ÖFFENTLICHES ÜBERNAHMEANGEBOT

gemäß § 25a Übernahmegesetz 1998 idF 2006 („ÜbG")

der

voestalpine AG

voestalpine Straße 1, 4020 Linz, Österreich

an die Aktionäre der

Böhler-Uddeholm AG

Modecenterstraße 14/A/3, 1030 Wien, Österreich

Zusammenfassung des Angebots

Die folgende Zusammenfassung beinhaltet lediglich ausgewählte Informationen aus diesem Angebot und soll daher nur in Verbindung mit dem Gesamtinhalt dieses Angebots gelesen werden. Den Böhler-Uddeholm Aktionären als Angebotsadressaten wird daher geraten, die gesamte Angebotsunterlage sorgfältig zu lesen.

Angebot:	Kauf von sämtlichen Stückaktien der Böhler-Uddeholm AG, die an der Wiener Börse zum amtlichen Handel zugelassen sind. Unter Berücksichtigung der von voestalpine AG bereits mittelbar und aufschiebend bedingt erworbenen 10.686.340 Stück Böhler-Uddeholm Aktien richtet sich dieses Angebot daher effektiv auf den Erwerb von 40.313.660 Stück Böhler-Uddeholm Aktien.
Angebotspreis:	EUR 69,00 je Stückaktie der Böhler-Uddeholm AG (ISIN AT0000903851) ex Dividende 2006.
Aufschiebende Bedingungen:	1. Erreichen der gesetzlichen Mindestannahmeschwelle gemäß § 25a Abs 2 ÜbG. 2. Kartellrechtliche Nichtuntersagung des Vollzugs, Freigabe oder Genehmigung des mittels dieses Angebots geplanten Erwerbs von Böhler-Uddeholm Aktien durch voestalpine AG bis zum 31.08.2007 von den zuständigen Kartellbehörden (i) der Europäischen Union, sowie (ii) in Bosnien und Herzegowina, (iii) der Schweiz, (iv) Südafrika, (v) Südkorea, (vi) Türkei, (vii) Ukraine, und (viii) USA. Siehe im Detail zu diesen Bedingungen und zu den Verzichtsmöglichkeiten Punkt 2.3.
Annahmefrist:	26.04.2007 bis 24.05.2007, 17.30 Uhr, Ortszeit Wien, das sind 19 Börsetage.
Annahme- und Zahlstelle	Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, 1030 Wien.

INHALTSVERZEICHNIS

1.	Ausgangslage und Gründe für das Angebot	4
1.1.	Ausgangslage	4
1.2.	Gründe für das Angebot	4
2.	Kaufangebot	5
2.1.	Kaufgegenstand	5
2.2.	Kaufpreis und Preisfindung	6
2.3.	Bedingungen und Rücktrittsvorbehalt	12
2.4.	Steuerrechtliche Hinweise	14
2.5.	Annahmefrist und Abwicklung des Angebots	16
2.6.	Rücktrittsrecht bei Konkurrenzangeboten	20
2.7.	Bekanntmachungen und Veröffentlichung des Ergebnisses	20
2.8.	Gleichbehandlung	20
3.	Angaben zum Bieter	22
3.1.	Kurzdarstellung des Bieters	22
3.2.	Gemeinsam vorgehende Rechtsträger	27
3.3.	Beteiligungsbesitz des Bieters an der Zielgesellschaft	27
3.4.	Wesentliche Rechtsbeziehungen zur Zielgesellschaft	29
3.5.	Transparenz allfälliger Zusagen des Bieters an Organe der Zielgesellschaft	31
4.	Künftige Beteiligungs- und Unternehmenspolitik	31
4.1.	Geschäftspolitische Ziele und Absichten	31
4.2.	Rechtliche Rahmenbedingungen und Börsenotierung	32
4.3.	Auswirkungen auf die Beschäftigungssituation und Standortfragen	33
5.	Sonstige Angaben	33
5.1.	Finanzierung des Angebotes	33
5.2.	Anwendbares Recht	34
5.3.	Verbreitungsbeschränkungen	34
5.4.	Berater des Bieters:	35
5.5.	Weitere Auskünfte	35
5.6.	Angaben zum Sachverständigen des Bieters	35

1. Ausgangslage und Gründe für das Angebot

1.1. Ausgangslage

a) voestalpine-Konzern

Der voestalpine-Konzern ist ein führender europäischer Verarbeitungskonzern mit eigener Stahlbasis und Sitz in Österreich. Der Konzern ist in vier Divisionen – Stahl, Bahnsysteme, Automotive und Profilform – gegliedert und beschäftigt weltweit rund 26.000 Mitarbeiter. Der voestalpine-Konzern erzielte im Geschäftsjahr 2005/06 einen Umsatz von EUR 6,5 Mrd. und ist weltweit mit Produktions- und Vertriebsgesellschaften in 31 Ländern vertreten. Seit 1995 notiert die Konzernholding voestalpine AG, mit Sitz in Linz und der FN 66209 t („**voestalpine**" oder „**Bieter**"), an der Wiener Börse.

b) Böhler-Uddeholm Konzern

Der Böhler-Uddeholm Konzern ist ein weltweit führendes Edelstahl- und Werkstoffunternehmen, fokussiert auf die vier Divisionen High-performance Metals, Welding Consumables, Precision Strip und Special Forgings. Der Böhler-Uddeholm Konzern verfügt über Produktionsgesellschaften in Österreich, Deutschland, Schweden, Brasilien, Belgien, Türkei, USA und Mexiko sowie eine Reihe von Härtereibetrieben und beschäftigt weltweit rund 14.300 Mitarbeiter. Die Konzernholding Böhler-Uddeholm AG, mit Sitz in Wien und der FN 78568 t („**Böhler-Uddeholm**" oder „**Zielgesellschaft**"), notiert seit dem Jahr 1995 an der Wiener Börse.

1.2. Gründe für das Angebot

1.2.1. Wirtschaftliche Gründe für das freiwillige Angebot zur Kontrollerlangung

Der voestalpine-Konzern verfolgt seit vielen Jahren eine Strategie des nachhaltigen und profitablen Wachstums. Die Entwicklung der einzelnen Divisionen erfolgt entlang der Wertschöpfungskette, wobei sich der Konzern auf höchste Qualitätsprodukte in anspruchsvollen Nischen und Marktsegmenten konzentriert. Ziel ist Technologie- und Qualitätsführerschaft in den Kerngeschäftsbereichen und die Erreichung bzw. Erhaltung einer Top 3 Marktposition in Europa und in ausgewählten Geschäftsbereichen weltweit.

Der Böhler-Uddeholm Konzern besetzt in den meisten seiner Geschäftsbereiche entweder die Position des Weltmarktführers oder eine Top 3 Position, was auch den strategischen Zielsetzungen der voestalpine in ihren Geschäftsbereichen entspricht. Der Böhler-Uddeholm Konzern weist darüber hinaus über viele Jahre eine solide operative Performance bei ansprechendem Wachstum auf. Die im Vergleich zu anderen Unternehmen der Branche geringere Zyklizität entspricht auch dem Ziel, das sich der Vorstand der voestalpine in Bezug auf den voestalpine-Konzern gesetzt hat. Ein einheitliches Branchenverständnis, eine gute gegenseitige Kenntnis der jeweiligen Geschäftstätigkeit des anderen Unternehmens und die Tatsache, dass es wenige operative Überschneidungen gibt, werden zusätzlich eine rasche und problemlose Integration des Böhler-Uddeholm Konzerns in den voestalpine-Konzern unterstützen.

1.2.2. Rechtliche Gründe für das freiwillige Angebot zur Kontrollerlangung

voestalpine ist mangels Erwerbs einer kontrollierenden Beteiligung im Sinne des ÜbG an Böhler-Uddeholm rechtlich nicht verpflichtet, ein Übernahmeangebot zu stellen. Gleichzeitig mit der Zustimmung des Aufsichtsrats der voestalpine zum aufschiebend bedingten Erwerb der Böhler-Uddeholm Aktien der Fries-Gruppe (siehe Punkt 3.3) hat voestalpine ihre Absicht bekannt gegeben, ein freiwilliges Übernahmeangebot zur Kontrollerlangung an alle übrigen Aktionäre von Böhler-Uddeholm zu stellen.

Da voestalpine beabsichtigt, aufgrund dieses Angebots, das den Bestimmungen des Übernahmegesetzes entspricht und für alle Böhler-Uddeholm Aktien mit Ausnahme der Böhler-Uddeholm Aktien der Fries-Gruppe (siehe Punkt 3.3) abgegeben wird, eine kontrollierende Beteiligung an Böhler-Uddeholm zu erlangen, besteht für voestalpine nach erfolgreicher Abwicklung dieses Angebots zur Kontrollerlangung keine Verpflichtung, ein Pflichtangebot zu legen (§ 25a Abs 1 ÜbG).

2. Kaufangebot

2.1. Kaufgegenstand

Das Angebot ist auf den Erwerb von sämtlichen an der Wiener Börse zum amtlichen Handel zugelassenen Stückaktien von Böhler-Uddeholm (ISIN AT0000903851), jeweils mit einem rechnerisch-anteiligen Betrag am Grundkapital von Böhler-Uddeholm in Höhe von EUR 2,00 („**Böhler-Uddeholm Aktien**"), gerichtet, dies mit Ausnahme der Böhler-Uddeholm Aktien der Fries-Gruppe (siehe Punkt 3.3).

Ausgehend von vorstehendem Absatz richtet sich das Kaufangebot der voestalpine daher auf den Erwerb von 40.313.660 Böhler-Uddeholm Aktien („**kaufgegenständliche Aktien**"). Das entspricht einem Anteil von 79,05% des gesamten Grundkapitals von Böhler-Uddeholm.

Das Angebot versteht sich ex Dividende für das Geschäftsjahr 2006 von Böhler-Uddeholm. Die kaufgegenständlichen Aktien sind bei der Zahlstelle samt Kupons Nr 15 bis 20 einzureichen. Der Kupon Nr. 14 berechtigt zum Bezug der Dividende der Böhler-Uddeholm für das Geschäftsjahr 2006 und ist von den das Angebot annehmenden Böhler-Uddeholm Aktionären zurückzubehalten. Jene kaufgegenständlichen Aktien, für die das Angebot vor dem Ex-Dividende-Tag angenommen wurde, behalten ihren Dividendenanspruch 2006 auch dann, wenn sie bereits auf die ISIN AT0000A05BZ9 "Böhler-Uddeholm – dem Angebot unterstellte Aktien" umgebucht wurden

Aufgrund eines Depotvertrags vom 09.08.1995 zwischen Böhler-Uddeholm und der Bank of New York als Depotbank besteht die Möglichkeit, dass Inhaber von Böhler-Uddeholm Aktien diese bei der Depotbank bzw. der von der Depotbank als Hinterlegungsstelle beauftragten Bank Austria Creditanstalt AG gegen Ausgabe von sogenannten American Depositary Shares ("ADS") hinterlegen. Die ADS vertreten die hinterlegten Böhler-Uddeholm Aktien, und die Inhaber der ADS sind schuldrechtlich Drittbegünstigte des Depotvertrags. Der Depotvertrag sieht darüber hinaus vor, dass die ADS bei Eintragung in das ADS Register der Depotbank durch so genannte American Depositary Receipts („ADR“) verbrieft werden.

Jeweils vier ADS vertreten eine Böhler-Uddeholm Aktie. Die Depotbank leitet Dividendenzahlungen und andere Ausschüttungen der Böhler-Uddeholm an die Inhaber von ADS weiter, wobei Geldzahlungen durch die Depotbank grundsätzlich nach Umwechslung von in anderer Währung erhaltenen Beträgen in US Dollar erfolgen. Jeder Inhaber von ADS ist jederzeit berechtigt, gegen Rückgabe der ADS bei der Bank of New York gemäß den Bedingungen des Depotvertrags so viele Böhler-Uddeholm Aktien zu erhalten, als durch die zurückgegebenen ADS vertreten werden.

Dieses Angebot erstreckt sich nicht auf die oben beschriebenen ADS, gleich, ob diese in ADR verbrieft sind oder nicht.

Jedoch sind alle Inhaber von ADS bzw. ADR eingeladen, entweder (i) ihre ADS der Bank of New York gegen Lieferung der diesen zu Grunde liegenden Böhler-Uddeholm Aktien zurückzugeben und das Übernahmeangebot selbst anzunehmen oder (ii) die Bank of New York als Depotbank anzuweisen, das Angebot betreffend so vieler Böhler-Uddeholm Aktien anzunehmen, als durch die vom jeweiligen Inhaber gehaltenen ADS vertreten werden. Im Falle der Anweisung an die Bank of New York zur Angebotsannahme wird die Abwicklung über die Bank of New York erfolgen und der Kaufpreis den Inhabern der ADS gemäß den Bestimmungen des Depotvertrags in USD konvertiert zufließen.

2.2. Kaufpreis und Preisfindung

voestalpine bietet Böhler-Uddeholm Aktionären an, die kaufgegenständlichen Aktien zu einem Preis von EUR 69,00 ex Dividende 2006 zu kaufen.

Sofern mit ADS bzw. ADR wie in Punkt 2.1 Absatz 7. verfahren wird, beträgt der Kaufpreis je Böhler-Uddeholm Aktie durchgerechnet gleichfalls EUR 69,00 bzw. rechnerisch EUR 17,25 je ADS bzw. ADR und wird für voestalpine zum gleichen Zeitpunkt zur Zahlung fällig wie der Kaufpreis für alle anderen im Rahmen des Übernahmeangebots erworbenen Böhler-Uddeholm Aktien.

2.2.1. Ermittlung des Angebotspreises

Gemäß § 26 Abs. 1 ÜbG hat der Preis eines freiwilligen Angebots zur Kontrollerlangung

(i) mindestens dem durchschnittlichen nach den jeweiligen Handelsvolumina gewichteten Börsekurs des jeweiligen Beteiligungspapiers während der letzten sechs Monate vor demjenigen Tag zu entsprechen, an dem die Absicht bekannt gemacht wurde, ein Angebot abzugeben (Untergrenze 1) und

(ii) darf die höchste vom Bieter oder von einem mit ihm gemeinsam vorgehenden Rechtsträger innerhalb der letzten zwölf Monate vor Anzeige des Angebots in Geld gewährte oder vereinbarte Gegenleistung für dieses Beteiligungspapier der Zielgesellschaft nicht unterschreiten (Untergrenze 2, „**Vorerwerb**").

Dasselbe gilt in Bezug auf Gegenleistungen für Beteiligungspapiere, zu deren zukünftigem Erwerb der Bieter oder ein mit ihm gemeinsam vorgehender Rechtsträger berechtigt oder verpflichtet ist.

Der in Übereinstimmung mit einer Grundsatzeinigung vom 27.03.2007 durch Abschluss entsprechender Anteilskauf- und Abtretungsverträge aufschiebend bedingte Erwerb sämtlicher Geschäftsanteile der BU Industrieholding GmbH durch voestalpine (siehe Punkt 3.3) stellt einen mittelbaren Erwerb von Böhler-Uddeholm Aktien dar. Dieser Erwerb ist daher als relevanter Vorerwerb bei Überprüfung der Untergrenze 2 zu berücksichtigen. Die Berechnung der Höhe des Vorerwerbspreises und damit der Untergrenze 2 erfolgt dabei nach den Preisbildungsregeln gemäß § 26 Abs 3 ÜbG. Danach ist bei einem mittelbaren Anteilserwerb der Kaufpreis vom Wert der Gegenleistung für die Anteilsrechte an der Beteiligungsholding abzuleiten und unter Wahrung des Gleichbehandlungsgrundsatzes angemessen festzulegen (§ 26 Abs. 3 Zif. 1 ÜbG).

Der von der voestalpine gebotene Angebotspreis für den Erwerb der kaufgegenständlichen Aktien beträgt EUR 69,00.

Untergrenze 1: Der durchschnittliche nach den jeweiligen Handelsvolumina gewichtete Börsekurs der Böhler-Uddeholm Aktien während der letzten sechs Monate vor Bekanntgabe der Absicht, ein Angebot zu stellen, das ist der Zeitraum zwischen dem 29.09.2006 und dem 28.03.2007, beträgt EUR 57,33 pro Aktie. Der Angebotspreis erfüllt daher die Anforderung der Untergrenze 1.

Untergrenze 2: Der Angebotspreis für die Böhler-Uddeholm Aktien unterschreitet nicht die höchste innerhalb der letzten zwölf Monate vor Anzeige des Angebots, das ist der Zeitraum zwischen dem 16.04.2006 und dem 16.04.2007, von der voestalpine oder von einem gemeinsam mit ihr vorgehenden Rechtsträger gewährte oder vereinbarte Gegenleistung für Böhler-Uddeholm Aktien. Der mit der Fries-Gruppe für den Erwerb aller Anteile der BU Industrieholding GmbH vereinbarte Kaufpreis entspricht mittelbar einem Kaufpreis von EUR 69,00 je von der BU Industrieholding GmbH gehaltener Böhler-Uddeholm Aktie (siehe Punkt 3.3). Die Zahlung des Kaufpreises für die Geschäftsanteile der BU Industrieholding GmbH erfolgt entsprechend der Zahlung des Kaufpreises gemäß diesem Angebot spätestens drei österreichische Bankarbeitstage nach Eintritt der letzten aufschiebenden Bedingung (Punkt 2.5.5.). Der unabhängige Sachverständige der voestalpine (§ 9 ÜbG), die Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, hat im der Übernahmekommission vorgelegten Sachverständigenbericht bestätigt, dass der Kaufpreis der Geschäftsanteile der BU Industrieholding GmbH einem mittelbaren Aktienerwerb zum Preis von EUR 69,00 je Böhler-Uddeholm Aktie ex Dividende 2006 entspricht.

Der Angebotspreis je kaufgegenständlicher Aktie liegt daher um 20,4% über dem durchschnittlichen nach jeweiligen Handelsvolumina gewichteten Börsekurs während der letzten sechs Monate vor Bekanntgabe der Angebotsabsicht und entspricht der höchsten vom Bieter innerhalb der letzten 12 Monate vor Anzeige des Angebots gewährten bzw. vereinbarten Gegenleistung für den mittelbaren Erwerb von Böhler-Uddeholm Aktien.

Weder voestalpine noch mit ihr gemeinsam vorgehende Rechtsträger haben mit Ausnahme der zuvor genannten, mittelbar sowie aufschiebend bedingt erworbenen Böhler-Uddeholm Aktien der Fries-Gruppe im Zeitraum zwischen dem 16.04.2006 und dem 16.04.2007 Böhler-Uddeholm Aktien erworben noch einen derartigen Erwerb vereinbart.

Der angebotene Kaufpreis in der Höhe von EUR 69,00 pro kaufgegenständlicher Aktie steht daher im Einklang mit den in § 26 Abs. 1 ÜbG vorgesehenen Mindestpreisen und dem Gebot der angemessenen Preisfestsetzung des § 26 Abs. 3 ÜbG.

2.2.2. Angebotspreis in Relation zu historischen Kursen

Hinweis: *Böhler-Uddeholm führte im Juni 2006 einen Aktiensplit im Verhältnis 1:4 durch. Zur besseren Vergleichbarkeit wird dieser Aktiensplit daher bereits bei allen folgenden Angaben auch für Zeiträume angenommen, die vor dem Aktiensplit liegen. Bei diesen Angaben handelt es sich daher um pro-forma Angaben.*

Die Börseneinführung der Böhler-Uddeholm an der Wiener Börse fand am 10.4.1995 zum damaligen Emissionskurs (im Gegenwert) von EUR 10 statt. Die letzte Kapitalerhöhung wurde am 19.05.2005 zum Kurs von EUR 25 durchgeführt.

Der Angebotspreis liegt 4,2% unter dem Schlusskurs für Böhler-Uddeholm Aktien an der Wiener Börse vom 28.03.2007, dem Tag vor Bekanntgabe der Angebotsabsicht, in Höhe von EUR 72,00. Böhler-Uddeholm beabsichtigt, nach entsprechender Beschlussfassung in der Hauptversammlung, für das Geschäftsjahr 2006 eine Dividende in Höhe von EUR 2,05 auszuschütten. Diese Dividende steht auch den dieses Angebot annehmenden Böhler-Uddeholm Aktionären zu. Unter Einbeziehung dieser Dividende liegt der Angebotspreis von EUR 69,00 daher um 1,3% unter dem Schlusskurs für Böhler-Uddeholm Aktien an der Wiener Börse vom 28.03.2007.

Böhler-Uddeholm hat zuletzt am 26.05.2006 eine Dividende in Höhe von EUR 1,88 je Böhler-Uddeholm Aktie gezahlt.

Die nach den jeweiligen Handelsvolumina gewichteten Durchschnittskurse der letzten 3, 6, 12 und 24 Kalendermonate vor Bekanntgabe der Angebotsabsicht (28.03.2007) in Euro sowie die Prozentsätze, um den der Angebotspreis diese Werte übersteigt, betragen:

Nach Handelsvolumina gewichtete Durchschnittskurse	**3 Monate**	**6 Monate**	**12 Monate**	**24 Monate**
EUR	61,25	57,33	50,02	42,45
Höhe der Prämie in Prozent	12,6%	20,4%	37,9%	62,6 %

Quelle: Wiener Börse, Basis Tagesdurchschnittskurse

Am Freitag, dem 16.03.2007 verzeichnete die Böhler-Uddeholm Aktie eine außergewöhnliche Kurssteigerung um mehr als 30%, wobei der Kurs großteils in der Schlussauktion anstieg. Das Handelsvolumen betrug an diesem Tag das 10,0-fache des täglichen Durchschnittsvolumens in Böhler-Uddeholm Aktien der letzten 3 Monate vor dem 16.03.2007. In den darauf folgenden Tagen bestätigte Böhler-Uddeholm Gespräche mit einem potentiellen Bieter, der keinen Angebotspreis genannt hat. Diese außergewöhnliche Kurssteigerung ist in der vorstehenden Tabelle ebenso berücksichtigt, wie die Kursentwicklung der Böhler-Uddeholm Aktie im Zeitraum zwischen der Bekanntgabe durch Böhler-Uddeholm von Gesprächen mit einem potentiellen Bieter und der Bekanntgabe der voestalpine, die Stellung eines Übernahmeangebots zu beabsichtigen (28.03.2007).

Die nach den jeweiligen Handelsvolumina gewichteten Durchschnittskurse in Euro der letzten 3, 6, 12 und 24 Kalendermonate vor der genannten außergewöhnlichen Kursentwicklung der Böhler-Uddeholm Aktie (16.03.2007) sowie der Bekanntgabe durch Böhler-Uddeholm von Gesprächen mit einem potentiellen Bieter sowie die Prozentsätze, um den der Angebotspreis diese Werte übersteigt, betragen:

Nach Handelsvolumina gewichtete Durchschnittskurse	**3 Monate**	**6 Monate**	**12 Monate**	**24 Monate**
EUR	54,99	51,80	46,36	39,87
Höhe der Prämie in Prozent	25,5%	33,2%	48,8%	73,1 %

Quelle: Wiener Börse, Basis Tagesdurchschnittskurse

2.2.3. Finanzkennzahlen von Böhler-Uddeholm

Die wesentlichen Finanzkennzahlen der letzten 3 Konzernabschlüsse von Böhler-Uddeholm lauten (in EUR):

	2004	**2005**	**2006**
Jahres-Höchstkurs[1]	23,25	35,75	53,92
Jahres- Tiefstkurs[1]	13,67	22,46	34,81
Gewinn pro Aktie	2,58	4,35	4,80
Dividende pro Aktie	1,10	1,88	2,05
Buchwert pro Aktie[2]	15,90	21,68	24,06

[1] Basis: Tages-Schlusskurse, Quelle: Konzernabschluss Böhler-Uddeholm 2005 und 2006
[2] Buchwert des Eigenkapitals geteilt durch die Anzahl ausgegebener Aktien, Quelle: Konzernabschluss 2005 und 2006 von Böhler-Uddeholm.

2.2.4. Bewertung von Böhler-Uddeholm

Zur Bewertung der Angemessenheit des Angebotes hat voestalpine durch J.P.Morgan plc („**JPMorgan**") eine Bewertung der Zielgesellschaft vornehmen lassen. JPMorgan hat zur Ermittlung des Angebotspreises primär drei Methoden genutzt. Die operative Prognose der GuV und der Kapitalflüsse der Zielgesellschaft basierte hierbei auf öffentlich zugänglichen Broker- Berichten.

1. Die Bewertung über die Discounted Cashflow-Methode: Bei Anwendung der Discounted Cashflow-Methode wurden im ersten Schritt zukünftige Cashflows vor Finanzierung prognostiziert und in einem zweiten Schritt mit einem dem Risiko des Unternehmens entsprechenden Zinssatz auf den Bewertungsstichtag abdiskontiert.

2. Die Bewertung über Börsenmultiplikatoren von vergleichbaren börsenotierten Unternehmen: Bei dieser Methode wurde der Unternehmenswert von vergleichbaren börsenotierten Unternehmen ins Verhältnis zu gewissen Kennzahlen (z.B. EBITDA, EBIT) gesetzt und auf diese Weise ein Multiplikator berechnet. Dieser Multiplikator wurde dann auf die jeweilige Kennzahl der Zielgesellschaft angewendet.

3. Die Bewertung über Multiplikatoren von vergleichbaren Transaktionen: Nach der gleichen Methodik wie bei der Bewertung über Börsenmultiplikatoren wurde hierbei der Transaktionswert von vergleichbaren Transaktionen ins Verhältnis zu gewissen Kennzahlen gesetzt. Dieser Multiplikator wurde dann auf die jeweilige Kennzahl der Zielgesellschaft angewendet.

Von den mit diesen Methoden errechneten Unternehmenswerten wurden dann die Nettofinanzverbindlichkeiten, Pensionsverpflichtungen und andere relevante Verpflichtungen abgezogen, um zum Eigenkapitalwert und somit zum Wert pro Aktie zu kommen.

Aufgrund dieser Bewertungen ist der Angebotspreis angemessen.

2.2.5. Aktuelle wirtschaftliche Entwicklung von Böhler-Uddeholm

in Mio.[1] EUR	Geschäftsjahr 2005	Geschäftsjahr 2006	Veränderung
Umsatzerlöse	2.607	3.090	18,5%
Operat. Ergebnis (EBIT)	314	376	19,7%
Ergebnis nach Steuer	208	248	19,2%
Kurse (H/T) je Aktie	35,75/22,46	53,92/34,81	-
Ergebnis nach Steuer je Aktie	4,35	4,80	10,3%

Quelle: Konzernabschluss 2006 von Böhler-Uddeholm
[1] Außer Angaben, die sich auf den Wert je Aktie beziehen

2.3. Bedingungen und Rücktrittsvorbehalt

2.3.1. Aufschiebende Bedingungen

Dieses Angebot zur Kontrollerlangung steht unter den folgenden aufschiebenden Bedingungen:

(i) Dieses Angebot ist kraft Gesetz (§ 25a Abs 2 ÜbG) dadurch bedingt, dass dem Bieter bis zum Ablauf der Annahmefrist Annahmeerklärungen zugehen, die mehr als 50% der ständig stimmberechtigten Aktien umfassen, die Gegenstand des Angebots sind. Erwerben der Bieter oder mit ihm gemeinsam vorgehende Rechtsträger parallel zum Angebot ständig stimmberechtigte Aktien, so sind diese Erwerbe den Annahmeerklärungen gemäß § 25a Abs 2 ÜbG hinzuzurechnen.

Zum Zeitpunkt der Veröffentlichung des Angebotes hatte voestalpine von der Fries-Gruppe sämtliche Geschäftsanteile an der BU Industrieholding GmbH und damit mittelbar 10.686.340 Böhler-Uddeholm Aktien, das sind 20,95% des Grundkapitals von Böhler-Uddeholm, aufschiebend bedingt erworben. Die Durchführung des Erwerbs steht ausschließlich unter der aufschiebenden Bedingung der kartellrechtlichen Nichtuntersagung bzw. Genehmigung des Zusammenschlusses bis zum 31.10.2007 entsprechend der Bedingung dieses Angebots gemäß Punkt 2.3.1(ii). voestalpine ist der Auffassung, dass die Böhler-Uddeholm Aktien der BU Industrieholding GmbH bei der Berechnung der Erfüllung vorstehender Bedingung zu berücksichtigen ist. Der 1. Senat der Übernahmekommission hat auf Antrag von voestalpine in seiner Stellungnahme vom 19.04.2007 festgehalten, dass die

Berücksichtigung der mittelbar erworbenen Böhler-Uddeholm Aktien für Zwecke der Legalbedingung gemäß § 25a Abs 2 ÜbG zulässig ist.

voestalpine muss daher zur Erfüllung der Bedingung des § 25a Abs 2 ÜbG bis zum Ende der Annahmefrist über gesamt mindestens 25.500.001 Stück Böhler-Uddeholm Aktien verfügen. Unter Berücksichtigung der von voestalpine von der Fries-Gruppe mittelbar erworbenen 10.686.340 Böhler-Uddeholm Aktien der BU Industrieholding GmbH (siehe Punkt 3.3) müssen voestalpine daher Annahmeerklärungen für mindestens 14.813.661 Stück Böhler-Uddeholm Aktien zugehen.

(ii) Dieses Angebot ist weiters dadurch aufschiebend bedingt, dass die kartellrechtliche Nichtuntersagung des Vollzugs bzw. Genehmigung des mittels dieses Angebots geplanten Erwerbs von Böhler-Uddeholm Aktien durch voestalpine bis zum 31.08.2007 von den zuständigen Kartellbehörden (i) der Europäischen Union, sowie in (ii) Bosnien und Herzegowina, (iii) der Schweiz, (iv) Südafrika, (v) Südkorea, (vi) Türkei (vii) Ukraine, und (viii) USA vorliegt. Dem steht gleich, dass der mittels dieses Angebots geplante Erwerb von Böhler-Uddeholm Aktien als von den zuständigen Kartellbehörden freigegeben gilt oder diese auf das Erfordernis einer Freigabe verzichten.

voestalpine behält sich vor, auf den Eintritt von aufschiebenden Bedingungen gemäß Punkt 2.3.1(ii) einzeln für bestimmte Jurisdiktionen oder insgesamt für sämtliche Jurisdiktionen, mit Ausnahme der Nichtuntersagung bzw Genehmigung durch die Europäische Kommission, bis zum 31.08.2007 (Ende der fusionskontrollrechtlichen Bedingungsfrist) zu verzichten, womit diese als eingetreten gelten. voestalpine wird einen Verzicht auf eine aufschiebende Bedingung unverzüglich in den unter Punkt 2.7 genannten Veröffentlichungsmedien bekannt machen. Sobald voestalpine Kenntnis darüber hat, dass eine der Bedingungen nicht innerhalb vorgenannter Frist erfüllt wird, wird voestalpine dies sowie einen allfälligen Verzicht auf den Eintritt dieser Bedingung unverzüglich in den vorgenannten Medien bekannt geben.

voestalpine wird alle zumutbaren Handlungen setzten und Erklärungen abgeben, um den Eintritt der aufschiebenden Bedingungen herbeizuführen, sowie alles unterlassen, was den Eintritt dieser aufschiebenden Bedingungen vereiteln könnte. Weiters erklärt sich voestalpine bereit, allfällige im Zusammenhang mit den maßgeblichen kartell- und fusionskontrollrechtlichen Verfahren erteilte, wirtschaftlich für voestalpine akzeptable Auflagen, zu akzeptieren.

2.3.2. Nichteintritt der aufschiebenden Bedingungen, Rücktrittsvorbehalt von voestalpine auf Grund eines günstigeren konkurrierenden Angebots

Der Eintritt bzw. endgültige Nichteintritt von oben genannten Bedingungen wird vom Bieter unverzüglich in den unter Punkt 2.7 genannten Veröffentlichungsmedien bekannt gemacht.

Das Angebot und die Verträge, die mit der Annahme des Angebots geschlossen werden, erlöschen ex lege, wenn nicht die in Punkt 2.3.1(i) genannte Bedingung bis zum Ende der Annahmefrist eingetreten ist. Gleiches gilt, wenn die in Punkt 2.3.1(ii) genannten Bedingungen nicht bis 31.08.2007 eingetreten sind und voestalpine nicht auf deren Eintritt verzichtet hat.

voestalpine behält sich weiters vor, auf Grund eines günstigeren konkurrierenden Angebots von diesem Angebot zurückzutreten, wodurch das Angebot und die Verträge, die mit der Annahme des Angebots geschlossen werden, ebenfalls erlöschen. Als günstigeres konkurrierendes Angebot gilt ein Angebot eines anderen Bieters mit einer gegenüber dem von voestalpine gebotenen Angebotspreis höheren Gegenleistung pro Böhler-Uddeholm Aktie.

In diesen Fällen werden die eingereichten Böhler-Uddeholm Aktien unverzüglich von den Depotbanken auf die ISIN AT0000903851 zurückgebucht und freigegeben.

2.4. Steuerrechtliche Hinweise

Persons who may be subject to United States federal income taxation should refer to Annex 1 "United States Federal Income Taxation."

Ertragsteuern und andere Steuern, die nicht als Abwicklungsspesen zu werten sind, werden von der Bieterin nicht übernommen.

Die folgenden Informationen sollen lediglich einen allgemeinen Überblick über Grundlagen der österreichischen Ertragsbesteuerung geben, die für die Annahme des Übernahmeangebots von Bedeutung sein können. Zur Besteuerung einzelner Böhler-Uddeholm Aktionäre können keine Informationen gegeben werden. Die Böhler-Uddeholm Aktionäre werden darauf hingewiesen, dass diese Angaben ausschließlich die Rechtslage in Österreich widerspiegeln, die im Zeitpunkt der Erstellung dieses Angebots in Geltung steht, und dass sich diese durch künftige Änderungen des Rechtssystems oder der Anwendungspraxis der österreichischen Finanzverwaltung bisweilen sogar rückwirkend verändern kann.

Angesichts der Komplexität des österreichischen Steuerrechts wird den Aktionären der Böhler-Uddeholm empfohlen, sich von ihren steuerlichen Vertretern über die steuerlichen Folgen der Annahme des Übernahmeangebots beraten zu lassen. Nur solche steuerliche Vertreter sind in der Lage, die besonderen Verhältnisse des Einzelfalls zu berücksichtigen.

2.4.1. Natürliche Personen

Sollte eine natürliche Person, die Böhler-Uddeholm Aktien im Privatvermögen hält, die Aktien vor Ablauf eines Jahres ab Anschaffung veräußern (zB. durch Annahme dieses Angebots), sind dabei erzielte Veräußerungsgewinne als Spekulationsgewinn mit dem progressiven Steuersatz von bis zu 50% zu versteuern. Als Tag der Veräußerung der Böhler-Uddeholm Aktien sollte dabei jener Tag anzusehen sein, an dem die natürliche Person dieses Angebot bindend annimmt. Die Bemessungsgrundlage für die Besteuerung der Veräußerungsgewinne entspricht grundsätzlich dem Veräußerungserlös abzüglich Anschaffungskosten und den Werbungskosten des jeweiligen Aktionärs. Verluste aus Spekulationsgeschäften können nur mit Gewinnen aus anderen Spekulationsgeschäften innerhalb desselben Kalenderjahres ausgeglichen werden. Einkünfte aus Spekulationsgeschäften bleiben steuerfrei, wenn sie in einem Kalenderjahr höchstens EUR 440,00 betragen.

Nach Ablauf der einjährigen Spekulationsfrist unterliegen Gewinne aus der Veräußerung von Böhler-Uddeholm Aktien, die von natürlichen Personen im Privatvermögen gehalten wurden, grundsätzlich nicht der Einkommensteuer, es sei denn, die Beteiligung an Böhler-Uddeholm hat in den letzten fünf Jahren vor dem Zeitpunkt der Veräußerung der Aktien mindestens 1% betragen, wobei auch mittelbare Beteiligungen, zum Beispiel durch einen Treuhänder oder eine Körperschaft, zu berücksichtigen sind. Solche Veräußerungsgewinne unterliegen dem halben einkommensteuerlichen Durchschnittssteuersatz. Veräußerungsverluste können diesfalls nur mit anderen Veräußerungsgewinnen von mindestens 1%-igen Beteiligungen ausgeglichen werden, sofern diese dasselbe Kalenderjahr betreffen.

Sollte eine natürliche Person Böhler-Uddeholm Aktien im Betriebsvermögen halten, unterliegen Veräußerungsgewinne unabhängig von der Behaltedauer der Einkommensteuer. Wenn die Böhler-Uddeholm Aktien innerhalb eines Jahres ab Anschaffung veräußert werden, ist der progressive Steuersatz von bis zu 50% anzuwenden. Nach Ablauf der einjährigen Spekulationsfrist sind Veräußerungsgewinne mit dem halben Durchschnittssteuersatz zu versteuern.

2.4.2. Kapitalgesellschaften

Einkünfte und Veräußerungsgewinne von österreichischen Kapitalgesellschaften sind grundsätzlich Einkünfte aus Gewerbebetrieb und unterliegen der Körperschaftsteuer in der Höhe von 25%. Verluste aus der Veräußerung von Böhler-Uddeholm Aktien sind bei Beteiligungen von weniger als 5% sofort absetzbar. Ab einer Beteiligung von 5% ist zu prüfen, ob diese dem Anlagevermögen zuzurechen ist. Ist dies der Fall, dann können Verluste nur über sieben Wirtschaftsjahre verteilt abgesetzt werden.

2.4.3. Personengesellschaften

Personengesellschaften sind keine selbständigen Steuersubjekte. Werden Böhler-Uddeholm Aktien aus dem Vermögen einer österreichischen Personengesellschaft veräußert, werden die Veräußerungsgewinne (bzw. –verluste) den Gesellschaftern dieser Personengesellschaft zugerechnet. Die steuerliche Behandlung der Veräußerungsgewinne (bzw. -verluste) richtet sich danach, ob der einzelne Gesellschafter eine natürliche Person oder eine Kapitalgesellschaft ist.

2.4.4. Beschränkt steuerpflichtige Aktionäre

Veräußerungsgewinne aus der Annahme dieses Angebots unterliegen bei beschränkt steuerpflichtigen Böhler-Uddeholm Aktionären der österreichischen Steuerpflicht, wenn der jeweilige Aktionär (oder seine Rechtsvorgänger im Falle eines unentgeltlichen Erwerbs) zu irgendeinem Zeitpunkt innerhalb der letzten fünf Jahren vor der Veräußerung zu mindestens 1% an Böhler-Uddeholm beteiligt war. Sollte der Aktionär in einem Staat ansässig sein, mit dem Österreich ein Abkommen zur Vermeidung der Doppelbesteuerung abgeschlossen hat, hat Österreich in den meisten Fällen kein Besteuerungsrecht an derartigen Veräußerungsgewinnen. Die steuerlichen Folgen hängen jedoch vom Besteuerungsregime im Ansässigkeitsstaat des Aktionärs ab. Sollten die Böhler-Uddeholm Aktien zum Betriebsvermögen einer Betriebstätte in Österreich gehören, unterliegen die Veräußerungsgewinne grundsätzlich dem selben Besteuerungsregime wie bei einem unbeschränkt Steuerpflichtigen, der die Anteile im Betriebsvermögen hält.

2.5. Annahmefrist und Abwicklung des Angebots

2.5.1. Annahmefrist

Die Frist für die Annahme des Angebots beträgt 19 Börsetage. Das Angebot kann daher von 26.04.2007 bis einschließlich 24.05.2007, 17.30 Uhr, Ortszeit Wien angenommen werden.

voestalpine behält sich das Recht vor, die Annahmefrist gemäß Übernahmegesetz zu verlängern.

Gemäß § 19 Abs 1c ÜbG verlängern sich die Annahmefristen durch die Abgabe eines konkurrierenden Angebots automatisch für alle bereits gestellten Angebote bis zum Ende der Annahmefrist für das konkurrierende Angebot, sofern voestalpine nicht den Rücktritt von diesem Angebot erklärt hat (siehe Punkt 2.3.2).

2.5.2. Nachfrist („Sell-out")

Für alle Böhler-Uddeholm Aktionäre, die das Angebot nicht innerhalb der Annahmefrist angenommen haben, verlängert sich die Annahmefrist des Angebots um drei Monate ab Veröffentlichung des Ergebnisses, wenn voestalpine mit diesem Angebot erfolgreich war (Nachfrist gemäß § 19 Abs 3 ÜbG).

2.5.3. Annahme- und Zahlstelle

Mit der Abwicklung des Angebots, der Entgegennahme der Annahmeerklärungen und der Erbringung der Gegenleistung hat voestalpine die Bank Austria Creditanstalt AG, Vordere Zollamtsstraße 13, A-1030 Wien („**Zahlstelle**") beauftragt.

2.5.4. Annahme des Angebots

Die Annahme dieses Angebots ist gegenüber der Depotbank des jeweiligen Böhler-Uddeholm Aktionärs zu erklären. Die kaufgegenständlichen Aktien sind bei der Zahlstelle samt Kupons Nr 15 bis 20 einzureichen. Die Zahlstelle hat bei der OeKB für die eingereichten Böhler-Uddeholm Aktien den ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" beantragt.

Soweit die Abgabe der Annahmeerklärung bzw. die Hinterlegung der Aktien über die jeweilige Depotbank erfolgt, empfiehlt der Bieter den Aktionären, die das Angebot annehmen wollen, sich zur Sicherstellung einer rechtzeitigen Abwicklung spätestens 3 Börsetage vor dem Ende der Annahmefrist mit ihrer Depotbank in Verbindung zu setzen. In der Regel gibt die jeweilige Depotbank ihren Kunden Mindestfristen für die rechtzeitige Auftragserteilung vor. Effektive Böhler-Uddeholm Aktien müssen so zeitgerecht bei der jeweiligen Depotbank vorgelegt werden, dass die Depotbank die eingereichten Böhler-Uddeholm Aktien fristgerecht auf Richtigkeit und Vollständigkeit überprüfen kann. Erst danach kann eine Einbuchung und somit eine Annahme dieses Angebots erfolgen.

Die Depotbanken werden ersucht, die Annahme des Angebots der Zahlstelle anzuzeigen und die eingereichten Beteiligungspapiere vom Zeitpunkt des Einlangens der Mitteilung über die Annahme des Angebots gesperrt zu halten.

In diesem Zusammenhang weist der Bieter darauf hin, dass Vorstand und Aufsichtsrat der Zielgesellschaft gemäß § 14 ÜbG verpflichtet sind, Äußerungen zu diesem Angebot zu verfassen. Diese Äußerungen werden im Amtsblatt zur Wiener Zeitung sowie auf den Websites der Zielgesellschaft, (www.bohler-uddeholm.com) und der voestalpine (www.voestalpine.com) veröffentlicht.

2.5.5. Zahlung des Kaufpreises und Übereignung

Der Kaufpreis wird den Inhabern der kaufgegenständlichen Aktien, die das Angebot angenommen haben, spätestens drei österreichische Bankarbeitstage nach der unbedingten Verbindlichkeit des Angebots Zug-um-Zug gegen Übertragung der kaufgegenständlichen Aktien ausbezahlt. Bei erfolgreicher Durchführung des Angebots wird der Kaufpreis daher spätestens am 05.09.2007 ausbezahlt.

Inhabern kaufgegenständlicher Aktien, die das Angebot erst während der gesetzlichen Nachfrist gemäß § 19 Abs 3 ÜbG annehmen, wird der Kaufpreis spätestens zehn Börsetage nach Ende dieser Nachfrist ausbezahlt. Zur Nachfrist gemäß § 19 Abs 3 ÜbG siehe Punkt 2.5.2.

2.5.6. Abwicklungsspesen

Der Bieter übernimmt sämtliche, von den Depotbanken geforderten, im Zusammenhang mit der Abwicklung dieses Angebots stehenden angemessenen und üblichen Kosten und Spesen. Die Depotbanken werden gebeten, sich wegen der Erstattung eventueller Kosten und Spesen im Falle der Annahme des Angebotes durch Böhler-Uddeholm Aktionäre direkt mit der Zahlstelle in Verbindung zu setzten.

Anfallende darüber hinausgehende Spesen, Börsenumsatz- oder Stempelsteuern, oder sonstige Abgaben sind von jedem Böhler-Uddeholm Aktionär selbst zu tragen.

Im Inland oder Ausland anfallende Steuern im Zusammenhang mit der Annahme und der Abwicklung des Angebots sind durch den jeweiligen Böhler-Uddeholm Aktionäre selbst zu tragen (siehe Punkt 2.4).

2.5.7. Gewährleistung, Abwicklung

Die Inhaber der kaufgegenständlichen Aktien, die das Angebot angenommen haben, leisten Gewähr dafür, dass die von der jeweiligen Annahmeerklärung erfassten Böhler-Uddeholm Aktien in ihrem Eigentum stehen und nicht mit Rechten Dritter belastet sind.

Weiters erklärt jeder Böhler-Uddeholm Aktionär zugleich mit Annahme des Angebots, dass:

(i) er der Umbuchung der in seiner Annahmeerklärung angegebenen Stückzahl von Böhler-Uddeholm Aktien gemäß den Bestimmungen dieses Angebots auf ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" zustimmt;

(ii) voestalpine das Eigentum an den Böhler-Uddeholm Aktien erwirbt, für die dieses Angebot angenommen wurde und mit Übergang des Eigentums an den

Böhler-Uddeholm Aktien alle mit diesen Aktien verbundenen Rechte, einschließlich aller Dividendenansprüche ab dem Geschäftsjahr 2007, auf voestalpine übergehen;

(iii) er seine Depotbank anweist, unverzüglich die Umbuchung der in der Annahmeerklärung genannten Böhler-Uddeholm Aktien unter die ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" zu bewirken, allerdings diese eingereichten Böhler-Uddeholm Aktien (wenngleich mit anderer ISIN) zunächst auf seinem Wertpapierdepot zu belassen;

(iv) er seine Depotbank anweist, die OeKB anzuweisen und zu ermächtigen, die Böhler-Uddeholm Aktien der Zahlstelle (auf dem OeKB-Konto der Zahlstelle) zur Übertragung des Eigentums an den Böhler-Uddeholm Aktien auf die voestalpine auf das Depot der voestalpine bei der Zahlstelle zur Verfügung zu stellen, wobei dies unverzüglich nach dem Eintritt der in Punkt 2.3.1 genannten aufschiebenden Bedingungen zu erfolgen hat;

(v) er die Zahlstelle anweist, seine Annahme des Angebotes an die voestalpine zu übermitteln; dabei wird der auf Grund der Annahmeerklärung zustande kommende Kaufvertrag und der Eigentumsübergang nur dann wirksam, wenn sowohl die Böhler-Uddeholm Aktien der Zahlstelle zur Verfügung gestellt als auch die in Punkt 2.3.1 genannten aufschiebenden Bedingungen eingetreten sind; dabei erklärt er sich damit einverstanden, dass er für den Zeitraum ab dem Datum der Umbuchung der in der Annahmeerklärung genannten Böhler-Uddeholm Aktien unter die ISIN AT0000A05BZ9 „Böhler-Uddeholm – dem Angebot unterstellte Aktien" bis zum Datum des Eingangs des Kaufpreises über seine eingereichten Böhler-Uddeholm Aktien nicht mehr verfügen kann;

(vi) er seine Depotbank und die Zahlstelle anweist und ermächtigt, alle zur Abwicklung dieses Angebotes nach dessen Maßgabe erforderlichen oder zweckdienlichen Handlungen vorzunehmen und Erklärungen abzugeben bzw. entgegenzunehmen und insbesondere den Übergang des Eigentums an den betreffenden eingereichten Böhler-Uddeholm Aktien auf voestalpine herbeizuführen;

(vii) er seine Depotbank sowie mögliche Zwischenverwahrer anweist und ermächtigt, die Zahlstelle anzuweisen und zu ermächtigen, Informationen bezüglich der Anzahl der eingereichten Böhler-Uddeholm Aktien an voestalpine zu übermitteln, die auf die ISIN AT0000A05BZ9 umgebucht wurden.

Die in den obigen Absätzen (i) bis (vii) genannten Erklärungen, Anweisungen, Aufträge und Ermächtigungen werden im Interesse einer reibungslosen und zügigen Abwicklung dieses Angebotes vorbehaltlich des Rücktrittsrechts gemäß Punkt 2.6 unwiderruflich erteilt. Sie werden dann hinfällig, wenn von dem mit der Annahme dieses Angebots zu Stande gekommenen Kaufvertrag gemäß Punkt 2.6 bzw. Punkt 2.3.2 rechtsgültig zurückgetreten wird.

2.6. Rücktrittsrecht bei Konkurrenzangeboten

Wird während der Laufzeit dieses Angebotes ein konkurrierendes Angebot gestellt, sind die Inhaber von Böhler-Uddeholm Aktien gemäß § 17 ÜbG berechtigt, von ihren bis dahin abgegebenen Annahmeerklärungen bis spätestens vier Börsetage vor Ablauf der ursprünglichen Annahmefrist zurückzutreten. Wurden mehrere Angebote gestellt und wird eines von ihnen verbessert, so können die Inhaber von Böhler-Uddeholm Aktien vorangegangene Erklärungen über die Annahme der anderen Angebote ebenfalls widerrufen (§ 17 ÜbG).

Die Erklärung des Rücktritts hat schriftlich über die jeweilige Depotbank zu erfolgen und ist von dieser unverzüglich an die Zahlstelle weiterzuleiten.

2.7. Bekanntmachungen und Veröffentlichung des Ergebnisses

Die Veröffentlichung des Ergebnisses dieses Angebots wird unverzüglich nach Ablauf der Annahmefrist im Amtsblatt zur Wiener Zeitung, auf den Websites von Böhler-Uddeholm (www.bohler-uddeholm.com) und von voestalpine (www.voestalpine.com) sowie auf der Homepage der österreichischen Übernahmekommission (www.takeover.at) veröffentlicht. Gleiches gilt auch für alle anderen Erklärungen und Bekanntmachungen des Bieters im Zusammenhang mit diesem Angebot.

2.8. Gleichbehandlung

Der Bieter bestätigt, dass der Angebotspreis für alle Aktionäre von Böhler-Uddeholm gleich ist. Weder der Bieter noch ein mit dem Bieter gemeinsam vorgehender Rechtsträger haben innerhalb der letzten 12 Monate vor Anzeige des Angebots Böhler-Uddeholm Aktien zu einem höheren Preis als EUR 69,00 pro Böhler-Uddeholm Aktie erworben oder den Erwerb zu einem höheren Preis vereinbart.

Der Bieter und die mit ihm gemeinsam vorgehenden Rechtsträger dürfen bis zum Ende der Annahmefrist sowie gegebenenfalls bis zum Ende der Nachfrist (§ 19 Abs 3 ÜbG) keine rechtsgeschäftlichen Erklärungen abgeben, die auf den Erwerb von Böhler-Uddeholm Aktien zu besseren Bedingungen als im Angebot gerichtet sind, es sei denn, der Bieter verbessert das Angebot oder die Übernahmekommission gestattet aus wichtigem Grund eine Ausnahme.

Gibt der Bieter oder ein mit ihm gemeinsam vorgehender Rechtsträger dennoch eine Erklärung auf den Erwerb zu besseren als den in diesem Angebot angegebenen Bedingungen ab, so gelten diese besseren Bedingungen auch für alle anderen Aktionäre der Zielgesellschaft, auch wenn sie dieses Kaufangebot bereits angenommen haben.

Der Bieter wird solche Erklärungen nur im Einklang mit anwendbarem Recht abgeben.

Jede Verbesserung dieses Angebots gilt auch für jene Aktionäre von Böhler-Uddeholm, die dieses Angebot im Zeitpunkt der Verbesserung bereits angenommen haben, es sei denn, dass sie dem widersprechen.

Erwerben der Bieter oder mit ihm gemeinsam vorgehende Rechtsträger innerhalb von neun Monaten nach Ablauf der Nachfrist Böhler-Uddeholm Aktien und wird hiefür eine höhere Gegenleistung als im Angebot gewährt oder vereinbart, so ist der Bieter nach Maßgabe von § 16 Abs 7 ÜbG gegenüber allen Aktionären von Böhler-Uddeholm, die das Angebot angenommen haben, zur Zahlung des Unterschiedsbetrags verpflichtet.

Dies gilt nicht, soweit der Bieter oder mit ihm gemeinsam vorgehende Rechtsträger Aktien von Böhler-Uddeholm bei einer Kapitalerhöhung in Ausübung eines gesetzlichen Bezugsrechts erwerben oder für den Fall, dass im Zuge eines Verfahrens nach dem Gesellschafter-Ausschlussgesetz (GesAusG; „**Squeeze-out**") eine höhere Gegenleistung erbracht wird.

2.8.1. Besserungszusage

Wenn der Bieter eine kontrollierende Beteiligung im Sinne des ÜbG an der Zielgesellschaft innerhalb von neun Monaten nach Ablauf der Nachfrist weiterveräußert, so ist nach Maßgabe von § 16 Abs 7 ÜbG ebenfalls eine Nachzahlung in Höhe des anteiligen Veräußerungsgewinns an die Aktionäre von Böhler-Uddeholm zu erbringen.

Darüber hinaus verpflichtet sich voestalpine im Fall einer erfolgreichen Durchführung des Angebots freiwillig zur Nachzahlung des anteiligen Veräußerungsgewinns aus dem Verkauf der mittels dieses Angebots erworbenen Böhler-Uddeholm Aktien in jenem Maß, als der Veräußerungserlös mittelbar oder unmittelbar EUR 69,00 pro Böhler-Uddeholm Aktie übersteigt, und zwar binnen eines Jahres nach Ablauf der im vorstehenden Absatz genannten Neun-Monatsfrist zu 50 %. Mit dieser freiwilligen Besserungszusage wird eine zu den Vereinbarungen mit der Fries-Gruppe (siehe Punkt 3.3) äquivalente Regelung hergestellt. Vorstehende Besserungszusage gilt nicht für Übertragungen innerhalb des voestalpine-Konzerns. Der Eintritt eines Nachzahlungsfalles wird unverzüglich durch den Bieter veröffentlicht (siehe Punkt 2.7). Die Abwicklung der Nachzahlung wird der Bieter auf seine Kosten binnen 10 Börsetagen ab Veröffentlichung über die Zahlstelle veranlassen. Tritt der

Nachzahlungsfall innerhalb der gesetzlichen Neun-Monats-Frist sowie innerhalb der freiwilligen verlängerten Frist gemäß vorstehenden Absätzen nicht ein, wird der Bieter nach Ablauf der gesetzlichen Neun-Monats-Frist sowie der freiwilligen Ein-Jahres-Frist jeweils eine entsprechende Erklärung an die Übernahmekommission richten. Der Sachverständige des Bieters wird diese Mitteilungen prüfen und deren Inhalt bestätigen.

3. Angaben zum Bieter

3.1. Kurzdarstellung des Bieters

Die voestalpine AG ist eine Aktiengesellschaft nach österreichischem Recht mit dem Sitz in Linz, gegründet am 10.12.1993. Sie ist registriert unter FN 662209 t beim Firmenbuch des Landesgerichtes Linz. Gegenstand des Unternehmens ist die Ausübung der Funktion einer Holdinggesellschaft hinsichtlich der unter ihrer einheitlichen Leitung zu einem Konzern im Sinne des § 15 Aktiengesetz zusammengefassten Unternehmen. Der Unternehmenszweck der Konzernunternehmen umfasst insbesondere die Forschung und Entwicklung im Bereich der Metallurgie, Metallweiterverarbeitung und Werkstofftechnik sowie die Erzeugung, Verarbeitung und den Vertrieb von Werkstoffen und von Produkten aus Stahl. Das Geschäftsjahr der voestalpine endet am 31.3. des jeweiligen Kalenderjahres.

3.1.1. Vorstand und Aufsichtsrat der voestalpine

Mitglieder des Vorstandes:

Dr. Wolfgang Eder (Vorsitzender), Dipl.-Ing. Franz Hirschmanner, Dipl.-Ing. Josef Mülner, Mag. Dipl.-Ing. Robert Ottel, Mag. Wolfgang Spreitzer.

Mitglieder des Aufsichtsrates:

Dr. Joachim Lemppenau (Vorsitzender), Mag. Dr. Ludwig Scharinger (stv.Vorsitzender), Dr. Franz Gasselsberger, Dr. Stefan Kralik, Dr. Josef Krenner, Dr. Michael Kutschera, Dr. Franz Lauer, Dr. Ewald Nowotny, Mag. Dr. Josef Peischer, Dipl.-Ing. Dr. Michael Schwarzkopf, Josef Gritz, Johann Heiligenbrunner, Josef Kronister, Hans-Karl Schaller, Ing. Fritz Sulzbacher.

3.1.2. Wesentliche Aktionäre der voestalpine

Aktionär	Aktien
Raiffeisen Landesbank Oberösterreich Invest GmbH & Co OG	über 15 %
Mitarbeiterbeteiligung der voestalpine	10,3 %
Oberbank AG	über 5 %
Axa Group	über 5 %

3.1.3. Der voestalpine-Konzern

Der voestalpine-Konzern ist ein führender europäischer Verarbeitungskonzern mit eigener Stahlbasis, der zur Zeit rund 26.000 Mitarbeiter beschäftigt und mit Produktions-, Verarbeitungs- und Vertriebsgesellschaften auf allen Kontinenten vertreten ist. Der Konzern ist in vier Divisionen strukturiert:

Division Stahl:

Der Schwerpunkt der Division Stahl liegt auf der Erzeugung von Flachstahlprodukten für die Automobil-, Hausgeräte- und Bauindustrie. Die Division erzeugt warm- und kaltgewalzte sowie elektrolytisch verzinkte, feuerverzinkte und organisch beschichtete Bleche, Elektroblech, Grobblech und Gießereiprodukte und ist darüber hinaus in diversen nachgelagerten Verarbeitungs- und Dienstleistungsbereichen tätig.

Division Bahnsysteme:

Die Division Bahnsysteme ist europäischer Markt- und Technologieführer bei Schienen und weltweiter Markt- und Technologieführer bei Weichen. Die Division verfügt über eine eigene Stahlproduktion und fertigt darüber hinaus Walzdraht und gezogenen Draht sowie Nahtlosrohre und Halbfertigerzeugnisse.

Division Automotive:

Die Division Automotive verarbeitet Stahl und andere Werkstoffe wie Aluminium und Kunststoff zu Komponenten, Modulen und Systemen für die Automobilindustrie. Produktschwerpunkte sind lasergeschweißte Platinen, Karosserieteile und sicherheitsrelevante Teile.

Division Profilform:

In der Division Profilform sind die Formrohr- und Profilaktivitäten des Konzerns zusammengefasst. Erzeugt werden geschweißte Formrohre und Hohlprofile, offene Standardprofile sowie kundenspezifisch gefertigte Sonderrohre und Profile. Darüber hinaus produziert die Division Paletten- und Hochregallager, Elemente für die Straßensicherheit sowie Freileitungsmasten.

3.1.4. Aktuelle wirtschaftliche Entwicklung des voestalpine-Konzerns

Hinweis: *voestalpine führte im August 2006 einen Aktiensplit im Verhältnis 1:4 durch. Zur besseren Vergleichbarkeit wird dieser Aktiensplit daher bereits bei allen folgenden Angaben auch für Zeiträume angenommen, die vor dem Aktiensplit liegen. Bei diesen Angaben handelt es sich daher um pro-forma Angaben.*

in Mio.[1] EUR	1 - 3 Quartal 2005/2006[2]	1 - 3 Quartal 2006/2007[2]	Veränderung
Umsatzerlöse	4.858	5.341	9,9%
Operat. Ergebnis (EBIT)	547	719	31,4%
Ergebnis nach Steuer	372	524	41,1%
Kurse (H/T) je Aktie	21,29/12,30	42,88/24,04	-
Ergebnis nach Steuer je Aktie	2,32	3,28	41,5%

Quelle: Bericht 3. Quartal voestalpine für das Geschäftsjahr 2005/2006 und 2006/2007

[1] Außer Angaben, die sich auf den Wert je Aktie beziehen

[2] Das voestalpine Geschäftsjahr endet jeweils am 31.3. eines Kalenderjahres. Die vorstehenden Zahlenangaben beziehen sich daher jeweils auf die ersten drei Quartale des jeweiligen Geschäftsjahres.

3.1.5. Aktienkennzahlen der voestalpine

Die wesentlichen Finanzkennzahlen der letzten 3 Konzernabschlüsse von voestalpine lauten (in EUR):

	2003/04	2004/05	2005/06
Jahres-Höchstkurs[1]	9,60	16,93	28,87
Jahres- Tiefstkurs[1]	5,78	8,75	12,30
Gewinn pro Aktie	0,86	2,36	3,28
Dividende pro Aktie/Bonus pro Aktie	0,31/0,09	0,38/0,15	0,50/028
Buchwert pro Aktie[2]	11,88	13,70	15,73

[1] Basis: Tages-Schlusskurse, Quelle: Konzernabschluss voestalpine 2003/2004, 2004/2005 und 2005/06

[2] Buchwert des Eigenkapitals geteilt durch die Anzahl ausgegebener Aktien, Quelle: Konzernabschluss voestalpine 2003/2004, 2004/2005 und 2005/06

3.1.6. Veröffentlichungen der Gesellschaft

Veröffentlichungen der Gesellschaft erfolgen in der Wiener Zeitung sowie auf der Homepage der Gesellschaft (www.voestalpine.com).

3.1.7. Geschäftsberichte

Geschäftsberichte sind bei der voestalpine verfügbar und können darüber hinaus bei der Bank Austria Creditanstalt AG sowie bei den anderen Großbanken in Österreich bezogen werden. Die Geschäftsberichte werden darüber hinaus auch elektronisch auf der Homepage der voestalpine verfügbar gemacht. Zuletzt wurden die Quartalsergebnisse zum 31.12.2006 veröffentlicht. Der diesbezügliche Quartalsbericht ist auf der Homepage der voestalpine (www.voestalpine.com) abrufbar. Die Ergebnisse für das am 31.03.2007 abgelaufene Geschäftsjahr 2006/2007 werden am 06.06.2007 veröffentlicht.

3.1.8. Wesentliche Akquisitionen und Unternehmensverkäufe der letzten 12 Monate

Im April 2006 hat voestalpine im Bereich der Division Profilform das russische Unternehmen ZAO ARKADA Profil mehrheitlich erworben. Dieses Unternehmen ist in der Herstellung und im Vertrieb von Stahlleichtbauprofilen tätig. ZAO ARKADA Profil beschäftigt etwa 300 Mitarbeiter und erzielte im Geschäftsjahr 2005 einen Umsatz von rund EUR 30 Mio.

Ebenfalls im Bereich der Division Profilform hat voestalpine im Juni 2006 sämtliche Geschäftsanteile an den französischen Gesellschaften Profilafroid und Société Automatique de Profilage erworben. Diese beiden Unternehmen sind die führenden französischen Anbieter von Stahlleichtprofilen für die Bauindustrie und die Automobilindustrie. Diese beiden Gesellschaften beschäftigen zusammen rund 200 Mitarbeiter und erzielten im Geschäftsjahr 2005 einen Umsatz von EUR 85 Mio.

Im Juli 2006 wurde durch die Division Bahnsysteme der voestalpine die Drahtwerk und Stahlhandel Finsterwalde GmbH in Deutschland erworben. Dieses Unternehmen zählt zu den Qualitätsführern im Produktbereich der gezogenen Kaltfließpressdrähte. Die Gesellschaft erzielte zuletzt einen Umsatz von EUR 90 Mio. und beschäftigt rund 200 Mitarbeiter.

Im Oktober 2006 hat voestalpine mit der deutschen Scholz AG eine Vereinbarung getroffen, die Schrotthandelsaktivitäten beider Unternehmen in Österreich und teilweise auch in Tschechien zusammenzulegen. Am neuen Joint Venture Unternehmen („Scholz Austria GmbH") hält die Scholz AG 60 % und der voestalpine-Konzern 33,4 %. Die verbleibenden Anteile entfallen auf die Böhler Edelstahl GmbH und die Stahl- und Walzwerk Marienhütte Gesellschaft m.b.H. (siehe dazu auch Punkt 3.4.2).

Im November 2006 erfolgte der mehrheitliche Erwerb des deutschen Unternehmens Stahlberg Roensch Duisburg GmbH. Die Akquisition erfolgte durch die Division Bahnsysteme der voestalpine. Das erworbene Unternehmen ist im Logistik- und Dienstleistungsbereich tätig und befasst sich mit der Lagerung von ultralangen Schienen, der baustellengerechten Vorbereitung und Konfektionierung von Langschienenbändern sowie mit der Wiederaufbereitung von Gebrauchtschienen. Die Gesellschaft erzielte zuletzt einen Jahresumsatz von rund EUR 6 Mio. und beschäftigt 65 Mitarbeiter.

Im Dezember 2006 erfolgte der mehrheitliche Verkauf der Stahlhandel-Gruppe der voestalpine an die polnische Gesellschaft Zlomrex S.A. Verkauft wurden vorerst 74,9 % der voestalpine Stahlhandel GmbH, über die restlichen 25,1 % bestehen wechselseitige Call- und Put-Optionsrechte. Die voestalpine Stahlhandel-Gruppe erzielte zuletzt einen Jahresumsatz von knapp unter EUR 400 Mio. und beschäftigt rund 600 Mitarbeiter.

Im Februar 2007 schloss die VAE-Gruppe, die zur Division Bahnsysteme der voestalpine gehört, einen Vertrag zur Errichtung eines Joint Venture mit einem chinesischen Partner. In diesem Joint Venture Unternehmen mit dem Sitz in der Nähe von Peking soll schrittweise eine lokale Produktion von Hochgeschwindigkeitsweichen für Bahnbauprojekte in China aufgebaut werden. An der Joint Venture Gesellschaft hält voestalpine über die VAE-Gruppe einen Anteil von 50 % und wird das Joint Venture auch industriell führen. Die neue Gesellschaft soll rund 300 Mitarbeiter beschäftigen und bereits gebuchte Aufträge im Umfang von EUR 120 Mio. bis zum Jahr 2009 durchführen.

Ebenfalls im Dezember 2006 erfolgte der mehrheitliche Erwerb von 3 westeuropäischen Automobilzulieferunternehmen mit einem Umsatz von insgesamt rund EUR 210 Mio. und mehr als 1000 Mitarbeitern. Mehrheitlich erworben wurden die Gesellschaften Gutbrod Stanz- und Umformtechnik GmbH, Hügel GmbH & Co KG (beide Deutschland) sowie AMSTUTZ-LEVIN & Cie (Frankreich).

Zuletzt erfolgte im März 2007 der Abschluss eines Kaufvertrages über den Erwerb von jeweils 70 % der Dancke Stanztechnik GmbH und Co KG und der Dancke Werkzeugbau GmbH & Co KG (beide Deutschland). Zusammen beschäftigen diese beiden Gesellschaften rund 200 Mitarbeiter und erzielen einen Gesamtumsatz von rund EUR 40 Mio.

3.2. Gemeinsam vorgehende Rechtsträger

Wie bereits in Punkt 3.1 ausgeführt, ist voestalpine die Holdinggesellschaft des voestalpine-Konzerns. voestalpine ist daher an einer großen Anzahl von Konzerngesellschaften direkt oder indirekt beteiligt, die als mit der Bieterin gemeinsam vorgehende Rechtsträger angesehen werden können. Angaben zu diesen vom Bieter kontrollierten Konzerngesellschaften können entfallen, da sie für die Entscheidung der Böhler-Uddeholm Aktionäre nicht von Bedeutung sind (§ 7 Zif 12 ÜbG).

3.3. Beteiligungsbesitz des Bieters an der Zielgesellschaft

In Übereinstimmung mit einer Grundsatzeinigung vom 27.03.2007 hat voestalpine durch Abschluss entsprechender Anteilskauf- und Abtretungsverträge sämtliche Anteile an der BU Industrieholding GmbH und damit mittelbar 10.686.340 Böhler-Uddeholm Aktien, das sind 20,95% des Grundkapitals von Böhler-Uddeholm, von den Gesellschaftern der BU Industrieholding GmbH („**Fries-Gruppe**“) erworben. Mit jedem Gesellschafter der BU Industrieholding GmbH hat voestalpine gleichlautende Anteilskauf- und Abtretungsverträge geschlossen.

Die Geschäftstätigkeit der BU Industrieholding GmbH erschöpft sich im Halten und in der Verwaltung von 10.686.340 Böhler-Uddeholm Aktien. Außer diesen verfügt die BU Industrieholding GmbH über keinerlei Anlagevermögen. Ihr Umlaufvermögen und ihre Verbindlichkeiten bestehen ausschließlich in Forderungen auf und Schulden in Geldleistungen, die mit der erwähnten Geschäftstätigkeit in Verbindung stehen.

Der Erwerb der Geschäftsanteile der BU Industrieholding GmbH erfolgte zu Bedingungen, die einem (mittelbaren) Erwerb der Böhler-Uddeholm Aktien dieser Gesellschaft zu einem Preis von EUR 69,00 je Aktie entsprechen, wobei die Dividende der Böhler-Uddeholm AG für das Geschäftsjahr 2006 noch den Verkäufern dieser Anteile zusteht. Aufgrund des im Vergleich zu ihrem Buchwert erheblich höheren Verkehrswerts der 10.686.340 Böhler-

Uddeholm Aktien der BU Industrieholding GmbH würde eine Veräußerung von Böhler-Uddeholm Aktien durch BU Industrieholding GmbH derzeit bei dieser Gesellschaft zum Anfall von Steuern in der Höhe von 25 % der Differenz zwischen dem Buchwert und einem (höheren) Veräußerungserlös von Böhler-Uddeholm Aktien führen. Diese Steuerlatenz stellt keine Wertminderung der BU Industrieholding GmbH bzw der von ihr gehaltenen 10.686.340 Böhler-Uddeholm Aktien dar. Zum einen fällt keine Steuer an, solange BU Industrieholding GmbH die 10.686.340 Böhler-Uddeholm Aktien nicht veräußert. Zum anderen besteht die Möglichkeit, die Steuerlatenz und damit das Risiko des Anfalls von Steuern im beschriebenen Ausmaß durch gesellschaftsrechtliche Umgründungsmaßnahmen derart zu beseitigen, dass der Buchwert der 10.686.340 Böhler-Uddeholm Aktien nach Durchführung der Umgründungsmaßnahmen EUR 69,00 je Böhler-Uddeholm Aktie beträgt, also ihrem anteiligen Anschaffungswert für die BU-Industrieholding GmbH entspricht. Die erwähnten Umgründungsmaßnahmen können mit im Vergleich zum Verkehrswert der 10.686.340 Böhler-Uddeholm Aktien der BU Industrieholding GmbH völlig vernachlässigbarem Aufwand und in überschaubarem Zeitraum umgesetzt werden. Der unabhängige Sachverständige der voestalpine (§ 9 ÜbG), die Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, hat im der Übernahmekommission vorgelegten Sachverständigenbericht bestätigt, dass der Kaufpreis der Geschäftsanteile der BU Industrieholding GmbH einem mittelbaren Aktienerwerb zum Preis von EUR 69,00 je Böhler-Uddeholm Aktie ex Dividende 2006 entspricht.

Die Durchführung dieser Anteilserwerbe, insbesondere der dingliche Vollzug der Übertragung der jeweiligen Geschäftsanteile an der BU Industrieholding GmbH an voestalpine, die Ausübung aller mit diesen Geschäftsanteilen verbundenen Rechte und die Bezahlung des Kaufpreises an die Fries-Gruppe, ist aufschiebend bedingt mit der Freigabe durch die zuständigen Kartellbehörden oder der Nichtuntersagung des Vollzuges dieses Anteilskauf- und Abtretungsvertrags. voestalpine erwartet, dass die Durchführung zeitgleich mit dem Eintritt der aufschiebenden Bedingung gemäß Punkt 2.3.1 erfolgt.

Weiters hat sich die Fries-Gruppe verpflichtet, die BU Industrieholding GmbH dazu zu veranlassen, (i) keinerlei Verfügungen über Böhler-Uddeholm Aktien vorzunehmen, (ii) kein Übernahmeangebot betreffend Böhler-Uddeholm Aktien anzunehmen sowie (iii) soweit rechtlich zulässig, mit voestalpine die Ausübung ihrer Rechte als Aktionärin der Böhler-Uddeholm bis zur Durchführung der Abtretung der Geschäftsanteile der BU Industrieholding GmbH zu erörtern und abzustimmen.

voestalpine hat den jeweiligen Gesellschaftern der BU Industrieholding GmbH vertraglich für den Fall, dass voestalpine die BU Industrieholding GmbH zur Gänze an Dritte veräußert oder solange BU Industrieholding GmbH unter Kontrolle von voestalpine steht und Böhler-Uddeholm Aktien an Dritte veräußert, einen Anspruch auf den anteiligen Veräußerungserlös in jenem Maß eingeräumt, als dieser mittelbar oder unmittelbar EUR 69,00 pro Böhler-Uddeholm Aktie übersteigt, und zwar binnen eines Jahres nach Durchführung der Abtretungsverträge auf 75 % und binnen eines weiteren Jahres auf 50 % eines solchen Veräußerungsgewinnes. Dies jedoch abzüglich einer allfälligen im Zuge einer solchen Transaktion für die BU Industrieholding GmbH oder voestalpine auf den Anteil des jeweiligen Gesellschafters der BU Industrieholding GmbH anfallenden KÖSt-Belastung. Vorstehende Besserungszusage gilt nicht für Übertragungen innerhalb des voestalpine-Konzerns.

Per 16.04.2007 verfügen voestalpine und mit ihr gemeinsam vorgehende Rechtsträger mit Ausnahme der zuvor genannten, mittelbar sowie aufschiebend bedingt erworbenen Böhler-Uddeholm Aktien der Fries-Gruppe, über keine Böhler-Uddeholm Aktien.

3.4. Wesentliche Rechtsbeziehungen zur Zielgesellschaft

3.4.1. Aufsichtsrat der Zielgesellschaft, Wechselseitige Organverflechtungen

Nach Übernahme der Mehrheit der Böhler-Uddeholm Aktien ist vorgesehen, im Zuge der nächsten Hauptversammlung(en) von Böhler-Uddeholm von voestalpine noch zu nominierende Kandidaten in den Böhler-Uddeholm Aufsichtsrat als Kapitalvertreter zu wählen. voestalpine strebt an, die Mehrheit der Kapitalvertreter im Böhler-Uddeholm Aufsichtsrat zu besetzen. So lange Böhler-Uddeholm ein börsenotiertes Unternehmen ist, beabsichtigt voestalpine auch ein bis zwei unabhängige Kapitalvertreter im Aufsichtsrat zu belassen. Nach einem Squeeze-out und De-listing (siehe Punkt 4.2) beabsichtigt voestalpine im Einklang mit den Gepflogenheiten im voestalpine-Konzern den Aufsichtsrat ausschließlich konzernintern, das heißt im Wesentlichen mit den Mitgliedern des Vorstandes der voestalpine zu besetzen. Die derzeitigen Aufsichtsratsmitglieder von Böhler-Uddeholm Dr. Rudolf Fries, Ernst Hable und Mag. Walter Scherb haben gegenüber voestalpine erklärt, nach Durchführung der Abtretungsverträge betreffend die BU Industrieholding GmbH ihre Mitgliedschaft im Aufsichtsrat von Böhler-Uddeholm auf Wunsch von voestalpine zu einem von voestalpine gewählten Termin zurückzulegen.

Folgende wechselseitige Organverflechtungen bestehen:

(i) Dr. Wolfgang Eder, derzeitiger Vorstandsvorsitzender von voestalpine, ist Mitglied des Aufsichtsrats von Böhler-Uddeholm.

(ii) Dipl.-Kfm. Claus Raidl, derzeitiger Vorstandsvorsitzender von Böhler-Uddeholm, ist Mitglied des Aufsichtsrates der voestalpine Bahnsysteme GmbH, der Komplementärin der voestalpine Bahnsysteme GmbH & Co KG, eine Konzerngesellschaft der voestalpine.

Das Know-how und die Erfahrung des Böhler-Uddeholm Managements sind für voestalpine von besonderer Bedeutung. Daher sind keine Änderungen im Management von Böhler-Uddeholm geplant.

3.4.2. Gemeinsame Beteiligungen und Lieferbeziehungen

Per 16.04.2007 sind voestalpine und Böhler-Uddeholm an folgenden Unternehmen gemeinsam beteiligt:

- IVM Industrieversicherungsmakler GmbH: voestalpine und Böhler-Uddeholm halten jeweils 50 % an der IVM Industrieversicherungsmakler GmbH, Linz, einem als Versicherungsmakler für beide Gesellschaften tätigen Unternehmen.
- voestalpine Rohstoffhandel GmbH: Böhler Edelstahl GmbH, Kapfenberg, eine 100 % Tochter von Böhler-Uddeholm, hält einen Geschäftsanteil von 9,3 % an voestalpine Rohstoffhandel GmbH, einem Konzernunternehmen der voestalpine, welches im Schrotthandel tätig ist. Zu dieser Beteiligung wurde kürzlich ein Zusammenschlussvertrag zwischen der deutschen Scholz AG und den Gesellschaftern der voestalpine Rohstoffhandel GmbH abgeschlossen. Inhalt ist die Zusammenführung der voestalpine Rohstoffhandel GmbH mit den Schrotthandelsaktivitäten der Scholz Gruppe in Österreich und Tschechien unter einer gemeinsamen Holdinggesellschaft in Österreich („Scholz Austria GmbH"). Der voestalpine-Konzern wird an dieser Holding Gesellschaft nur noch einen Minderheitsanteil von 33,41% halten, Böhler Edelstahl GmbH wird an der neuen Holdinggesellschaft einen Anteil von 3,71% halten. Die übrigen Geschäftsanteile werden von Scholz AG (mittelbar, 60%) und von der Stahl- und Walzwerk Marienhütte Gesellschaft m.b.H. (2,88%) gehalten.
- APK Pensionskasse AG: Eine weitere gemeinsame Beteiligung besteht an der APK Pensionskasse AG. voestalpine hält an dieser Gesellschaft einen Anteil von 19,1 %, der Böhler-Uddeholm Konzern insgesamt einen Anteil von 9,7 %.
- Importkohle Gesellschaft m.b.H.: Böhler Edelstahl GmbH, Kapfenberg, ist weiters mit einem Anteil von 1% an der Importkohle Gesellschaft m.b.H. beteiligt. voestalpine hält 66% und Wiener Stadtwerke Beteiligungsmanagement GmbH 33% an der Importkohle Gesellschaft m.b.H.
- Wiener Börse AG: An der Wiener Börse AG ist Böhler-Uddeholm mit einem Anteil von 5,1428% und voestalpine mit einem Anteil von 2% beteiligt.

Zwischen den beiden Konzernen bestehende Lieferbeziehungen haben auf Grund des im Vergleich zu den Gesamtumsätzen geringen Umfangs sowohl für den voestalpine-Konzern als auch für den Böhler-Uddeholm Konzern nur untergeordnete Bedeutung. Es bestehen daher auch keine Interessenkonflikte zwischen den beiden Konzernen auf Grund von wesentlichen Liefer- bzw. Abnahmebeziehungen.

3.5. Transparenz allfälliger Zusagen des Bieters an Organe der Zielgesellschaft

voestalpine hat verbleibenden oder ausscheidenden Mitgliedern des Vorstands oder des Aufsichtsrats von Böhler-Uddeholm im Zusammenhang mit diesem Angebot keine vermögenswerten Vorteile gewährt, angeboten oder versprochen.

Böhler-Uddeholm soll in ihrer bisherigen Struktur als 5. Division in den voestalpine-Konzern integriert werden (siehe Punkt 3.1.3). Im Einklang mit der Corporate Governance im voestalpine-Konzern ist geplant, dass der Vorstandsvorsitzende von Böhler-Uddeholm in den Vorstand der voestalpine bestellt wird.

4. Künftige Beteiligungs- und Unternehmenspolitik

4.1. Geschäftspolitische Ziele und Absichten

Die nachstehenden Ausführungen gelten für den Fall, dass dieses Angebot erfolgreich ist und sich die wirtschaftlichen Rahmenbedingungen nicht wesentlich ändern. Sollten sich die wirtschaftlichen Rahmenbedingungen ändern, schließt voestalpine nicht aus, auf die geänderten Umstände angemessen zu reagieren.

voestalpine hat zu ihren Zielen und Absichten im Zusammenhang mit der geplanten Übernahme eine schriftliche Stellungnahme („Strategy Letter") an den Vorstand der Böhler-Uddeholm gesandt. Dieser Strategy Letter enthält folgende wesentliche Punkte:

(i) voestalpine plant, dass der Böhler-Uddeholm Konzern auch nach einer Übernahme alle Firmennamen, Gesellschaftsbezeichnungen und Markennamen beibehält. Zielsetzung der voestalpine ist es weiters, dass die Identität des Böhler-Uddeholm Konzerns und der bisherige Marktauftritt erhalten bleiben, wobei in angemessener Form und nach einer Übergangszeit auf die Zugehörigkeit zum voestalpine-Konzern hinzuweisen ist.

(ii) Der Böhler-Uddeholm Konzern soll auch nach einer Übernahme von 100 % der Böhler-Uddeholm Aktien durch die voestalpine in seiner Gesamtheit mit den vier Divisionen bis Ende 2009 unabhängig eines vorherigen allfälligen Delistings in der Rechtsform einer AG erhalten bleiben.

(iii) Der bisherige Kurs des profitablen Wachstums von Böhler-Uddeholm soll konsequent fortgesetzt werden. Investitionen und Akquisitionen sollen unter Berücksichtigung der

Eigenfinanzierungskraft von Böhler-Uddeholm getätigt werden, wobei davon ausgegangen wird, dass diese Akquisitionen und Investitionen zur nachhaltigen Wertsteigerung des Böhler-Uddeholm Konzerns beitragen und den Finanzzielen des voestalpine-Konzerns entsprechen.

(iv) Der voestalpine-Konzern hat Finanzziele sowohl für den Gesamtkonzern als auch für einzelne Konzerngesellschaften definiert. In Abstimmung mit dem Management von Böhler-Uddeholm ist geplant, die Finanzziele des voestalpine-Konzerns auch auf den Böhler-Uddeholm Konzern zur Anwendung zu bringen.

(v) Der Böhler-Uddeholm Konzern soll auch in Zukunft als österreichischer Edelstahlkonzern mit globaler Präsenz erhalten und der Sitz der Teilkonzernleitung beibehalten werden.

4.2. Rechtliche Rahmenbedingungen und Börsenotierung

Durch die mehrheitliche Übernahme von Böhler-Uddeholm ergeben sich für voestalpine keine Umstrukturierungsnotwendigkeiten. Der Böhler-Uddeholm Konzern soll in der bestehenden Form in den voestalpine-Konzern als 5. Division eingegliedert und als eigenständige Division weiter entwickelt werden (siehe Punkt 4.1).

voestalpine sind keine Change-of-Control Klauseln in wesentlichen Verträgen der Böhler-Uddeholm Konzerngesellschaften bekannt.

Die geplante Übernahme von Böhler-Uddeholm steht unter anderem unter den aufschiebenden Bedingungen der kartellrechtlichen Genehmigung bzw. Nichtuntersagung in verschiedenen Rechtsordnungen, unter anderem der zuständigen Kartellbehörde der Europäischen Union (siehe Punkt 2.3.1). Das fusionskontrollrechtliche Verfahren bei der EU Kommission soll mit Überreichung der Form CO an die EU-Kommission voraussichtlich am 30.04.2007 eingeleitet werden. Die notwendigen kartell- und fusionskontrollrechtlichen Verfahren in den anderen Rechtsordnungen sind ebenfalls bereits eingeleitet.

Der Bieter weist ausdrücklich auf das Risiko der Beendigung des Börsehandels in Aktien der Zielgesellschaft hin. Ein Ausscheiden der Aktie aus dem amtlichen Handel der Wiener Börse ist bei Unterschreiten der gesetzlichen Zulassungsvoraussetzungen zwingend vorgesehen. So setzt ein Verbleib der Böhler-Uddeholm Aktien im amtlichen Handel hinsichtlich der erforderlichen Streuung im Publikum bei nennwertlosen Stückaktien voraus, dass mindestens 10.000 Aktien im Publikumsbesitz stehen. Die für den Verbleib im Marktsegment Prime Market erforderliche Mindeststreuung besteht nicht mehr, wenn der Streubesitz 25% unterschreitet oder die Kapitalisierung des Streubesitzes EUR 30 Mio. unterschreitet. Bei der Berechnung des Streubesitzes werden grundsätzlich nur Beteiligungen unter 5% berücksichtigt.

Die mögliche Beendigung des Börsehandels wird voraussichtlich zu einer stark *eingeschränkten Liquidität der* Böhler-Uddeholm Aktien führen und die marktmäßige Preisbildung einschränken.

Ziel der voestalpine ist zunächst das Erreichen der absoluten Stimmrechtsmehrheit, also wenigstens eines Anteils von mehr als 50% der Böhler-Uddeholm Aktien. In Abhängigkeit von der – von voestalpine angestrebten – Erreichung eines höheren Anteilsbesitzes beabsichtigt voestalpine im Sinne einer möglichst effizienten Integration des Böhler-Uddeholm Konzerns in den voestalpine-Konzern in der Folge einen Squeeze-out der verbleibenden Böhler-Uddeholm Aktionäre und ein De-listing.

Eine im Rahmen eines allfälligen Verfahrens nach dem Gesellschafter-Ausschlussgesetz gezahlte höhere Gegenleistung führt nicht zur Nachzahlung gemäß § 16 Abs 7 ÜbG (siehe Punkt 2.8).

Für den Fall der Beendigung des Börsehandels in Aktien der Zielgesellschaft und umso mehr für den Fall eines De-Listing im Gefolge eines Squeeze–out muss auch mit einer Beendigung des Handels in ADS bzw. ADR sowie des Depotvertrages zwischen Böhler-Uddeholm und der Bank of New York betreffend die Ausgabe von ADS und ADR (siehe Punkt 2.1) gerechnet werden.

4.3. Auswirkungen auf die Beschäftigungssituation und Standortfragen

voestalpine plant, Böhler-Uddeholm in ihrer derzeitigen Struktur in den voestalpine Konzern als 5. Division zu integrieren. Nicht vorgesehen ist, dass in Folge der Übernahme der Mehrheit der Anteile an Böhler-Uddeholm Standorte geschlossen oder verlagert werden. Auch ein Beschäftigungsabbau in Folge der geplanten Übernahme ist nicht vorgesehen.

Der Bieter weist darauf hin, dass in den von Vorstand und Aufsichtsrat von Böhler-Uddeholm gemäß § 14 ÜbG noch zu veröffentlichenden Äußerungen auch auf die voraussichtlichen Auswirkungen des Angebots auf die Arbeitnehmer (Arbeitsplätze, Beschäftigungsbedingungen, Schicksal von Standorten) einzugehen sein wird. Weiters besteht auch für die Belegschaftsvertretung der Zielgesellschaft die Möglichkeit, eine Äußerung zum Angebot zu verfassen.

5. Sonstige Angaben

5.1. Finanzierung des Angebotes

Ausgehend von einem Angebotspreis von EUR 69,00 pro kaufgegenständliche Aktie ergibt sich für den Bieter unter Berücksichtigung der voraussichtlichen Transaktions- und Abwicklungskosten ein Gesamtfinanzierungsvolumen für das Angebot von rd. EUR 3,6 Mrd.

Der Bieter hat Zugang zu ausreichend liquiden Mittel für die Finanzierung des Erwerbs aller kaufgegenständlichen Aktien und hat sichergestellt, dass diese zur Erfüllung des Angebots rechtzeitig zur Verfügung stehen.

5.2. Anwendbares Recht

Dieses freiwillige Übernahmeangebot zur Kontrollerlangung sowie die aufgrund dieses Angebots abgeschlossenen Kauf- und Übereignungsverträge unterliegen österreichischem Recht. Ausschließlicher Gerichtsstand ist das sachlich zuständige Gericht in Wien, Innere Stadt, sofern es sich nicht um ein Verbrauchergeschäft handelt.

5.3. Verbreitungsbeschränkungen

Außer in Übereinstimmung mit den anwendbaren Rechtsvorschriften dürfen das vorliegende Angebot oder sonst mit dem Angebot in Zusammenhang stehende Dokumente außerhalb der Republik Österreich und der Vereinigten Staaten von Amerika weder veröffentlicht, versendet, vertrieben, verbreitet oder zugänglich gemacht werden. Der Bieter übernimmt keine wie auch immer geartete Haftung für einen Verstoß gegen die vorstehende Bestimmung.

Insbesondere wird das vorliegende Angebot weder direkt noch indirekt in Australien oder Japan gestellt, noch darf es in oder von Australien oder Japan aus angenommen werden.

Diese Angebotsunterlage stellt keine Einladung dar, Aktien an der Zielgesellschaft in einer Rechtsordnung oder von einer Rechtsordnung aus anzubieten, in der eine solche Einladung zur Angebotsstellung, die Stellung eines solchen Angebotes oder das Stellen eines solchen Angebots durch oder an bestimmte Personen untersagt ist.

Inhaber von Böhler-Uddeholm Aktien, die außerhalb der Republik Österreich und der Vereinigten Staaten von Amerika in den Besitz der Angebotsunterlage gelangen und/oder die das Angebot außerhalb der Republik Österreich und der Vereinigten Staaten von Amerika annehmen wollen, sind angehalten, sich über die damit in Zusammenhang stehenden einschlägigen rechtlichen Vorschriften zu informieren und diese Vorschriften zu beachten. Der Bieter übernimmt keine wie auch immer geartete Haftung im Zusammenhang mit einer Annahme des Angebotes außerhalb oder von außerhalb der Republik Österreich und der Vereinigten Staaten von Amerika.

5.4. Berater des Bieters:

Als Berater des Bieters sind unter anderem folgende Unternehmen tätig:

- Als Finanzberater und Investmentbank des Bieters:

  J.P.Morgan plc

  125 London Wall

  London EC2Y 5AJ,

  United Kingdom

- Als Rechtsberater des Bieters und als deren Vertreter gegenüber der Österreichischen Übernahmekommission:

  Binder Grösswang Rechtsanwälte OEG

  Sterngasse 13,

  1010 Wien

- Als Berater des Bieters und Sachverständiger gemäß § 9 ÜbG:

  Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH

  Auhofstraße 1/10,

  1130 Wien

5.5. Weitere Auskünfte

Für weitere Auskünfte betreffend das vorliegende Angebot und dessen Abwicklung stehen voestalpine AG, Abteilung Investor Relations (Peter Fleischer (peter.fleischer@voestalpine.com), Telefon +43 50304 15 9949) zur Verfügung.

5.6. Angaben zum Sachverständigen des Bieters

Der Bieter hat Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH, mit dem Sitz in Wien, der FN 162322 i und der Geschäftsanschrift Auhofstraße 1/10, A-1130 Wien gemäß § 9 ÜbG zum Sachverständigen bestellt.

Linz, am 25.4.2007

Für voestalpine AG:

Annex 1

1. United States Federal Income Taxation

1.1. General

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a general summary of certain material US federal income tax consequences to US Holders (as defined below) of Böhler-Uddeholm Shares or ADSs resulting from the acceptance of the Offer. This summary deals only with US Holders that hold Böhler-Uddeholm Shares or ADSs as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the disposition of Böhler-Uddeholm Shares or ADSs pursuant to the Offer by particular investors, and does not address state, local, foreign, or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) one per cent. or more of Böhler-Uddeholm's value or voting stock, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as US expatriates, banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax deferred accounts, tax-exempt organizations, dealers or brokers in securities or currencies, investors that hold the Böhler-Uddeholm Shares or ADSs as part of a straddle, hedging or conversion transaction for US federal income tax purposes, persons who acquired their Böhler-Uddeholm Shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of Böhler-Uddeholm Shares or ADSs that (a) is eligible for the benefits of the income tax treaty between the Republic of Austria and the United States that entered into force on 1 February 1998, and (b) is for US federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust.

If a partnership (or any entity treated as a partnership for US federal income tax purposes) holds shares of Böhler-Uddeholm Shares or ADSs, the consequences for a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships are advised to consult their own tax advisors regarding the tax consequences to them of an acceptance of the Offer.

This discussion assumes that Böhler-Uddeholm is not, and has not been, a passive foreign investment company (see Section "Passive Foreign Investment Company Status" below).

All US Holders are urged to consult their own tax advisers regarding the specific US federal, state, local, and foreign tax consequences of an acceptance to them of the Offer.

1.2. Acceptance of the Offer

A US Holder who sells its Böhler-Uddeholm Shares pursuant to the Offer or instructs the ADS Depositary to sell Böhler-Uddeholm Shares represented by its ADSs will generally recognize US-source capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value (determined as discussed below) of the amount realized upon acceptance of the Offer and the US Holder's adjusted tax basis in its Böhler-Uddeholm Shares or ADSs. This capital gain or loss will be long-term capital gain or loss if the US Holder's holding period in the Böhler-Uddeholm Shares or ADSs exceeds one year. Long-term capital gains recognized by non-corporate US Holders generally are subject to US federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to significant limitations. A US Holder who acquired different blocks of Böhler-Uddeholm Shares or ADSs at different times and different prices ordinarily must determine its adjusted tax basis and holding period separately with regard to each block of Böhler-Uddeholm Shares or ADSs.

A US Holder that receives euro on the sale or other disposition of Böhler-Uddeholm Shares pursuant to the Offer generally will realize an amount equal to the US dollar value of the euro amount on the date of sale (or, in some cases, the US dollar value of the euro amount on the settlement date). Gain or loss, if any, recognized on a subsequent sale, conversion, or disposition of the euro so received will be ordinary income or loss, and generally will be US-source income or loss. However, if the euro are converted into US dollars on the date received by the US Holder or the Depositary in the case of ADSs, the US Holder should not recognize any gain or loss on conversion.

1.3. Passive Foreign Investment Company Status

The above summary assumes that a disposition of Böhler-Uddeholm Shares or ADSs by a US Holder does not constitute a disposition of shares in a passive foreign investment company ("PFIC"). If a US Holder's disposition of Böhler-Uddeholm Shares or ADSs did constitute a disposition of PFIC shares, there could be adverse tax consequences to such with a tax calculated at the maximum ordinary income tax rate with respect to all or a portion of such US Holder's gain (and the reduced rates applicable to ordinary income would not apply). US Holders should consult their own tax advisors concerning whether or not Böhler-Uddeholm is, or at any time has been, a PFIC and the consequences thereof.

1.4. Backup Withholding and Information Reporting

Holders generally will be subject to information reporting to the Internal Revenue Service (the "IRS") with respect to payments of cash made to them pursuant to the Offer. In addition, voestalpine will be required to file, in accordance with forms or regulations to be prescribed by the IRS, a return with the IRS disclosing, among other things, the name and address of and the amount of consideration paid to each holder of Böhler-Uddeholm Shares or ADSs pursuant to the Offer, together with other (as yet unspecified) information. voestalpine may also be required to furnish this information to holders of Böhler-Uddeholm Shares or ADSs.

Furthermore, payments of proceeds pursuant to the Offer may be subject to US federal backup withholding at a current rate of 28 per cent. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-US holders generally will not be subject to US information reporting or backup withholding. However, such holders may be required to provide certification of non- US status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain US-related financial intermediaries. Holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedures for obtaining such an exemption. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing any required information.

BESTÄTIGUNG DES SACHVERSTÄNDIGEN
GEMÄß § 9 ÜbG

Aufgrund der von uns durchgeführten Prüfung gemäß § 9 Abs. 1 Übernahmegesetz konnten wir feststellen, dass das freiwillige öffentliche Übernahmeangebot gemäß § 25a ÜbG der voestalpine AG an Aktionäre der Böhler-Uddeholm AG vollständig und gesetzmäßig ist und insbesondere die Angaben über die gebotenen Gegenleistungen den gesetzlichen Vorschriften entsprechen.

Der Bieterin stehen die zur vollständigen Erfüllung des Übernahmeangebots erforderlichen Mittel rechtzeitig zur Verfügung.

Wien, im April 2007

Grant Thornton Wirtschaftsprüfungs- und Steuerberatungs-GmbH

Grant Thornton
Wirtschafts-
prüfungs- und Steuer-
beratungs-GmbH
A-1130 Wien, Auhofstraße 1/2/10

ADHOC-MITTEILUNG

voestalpine veröffentlicht Übernahmeangebot für BÖHLER-UDDEHOLM AG am 26. April 2007

Am 16. April 2007 hat voestalpine AG ein freiwilliges öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG bei der österreichischen Übernahmekommission angezeigt und dies am selben Tag bekannt gegeben.

Über Antrag der voestalpine AG hat der 1. Senat der Übernahmekommission nach Prüfung des Übernahmeangebots die Frist für dessen Veröffentlichung verkürzt. voestalpine AG veröffentlicht das Übernahmeangebot daher bereits am morgigen Donnerstag, dem 26. April 2007. Die Annahmefrist beträgt 19 österreichische Börsetage bzw. 20 volle US Business Days. Die Annahmefrist endet am Donnerstag, dem 24. Mai 2007, 17:30 MESZ.

Das Übernahmeangebot kann jedenfalls in der Republik Österreich sowie in den Vereinigten Staaten von Amerika angenommen werden.

Wie bereits mehrfach angekündigt, beträgt der Angebotspreis EUR 69,00 je Aktie der BÖHLER-UDDEHOLM AG ex Dividende 2006. Das Übernahmeangebot steht unter der Bedingung der Erlangung einer Beteiligung von mehr als 50 % der stimmberechtigten Aktien der BÖHLER-UDDEHOLM AG sowie der Erlangung der erforderlichen kartellrechtlichen Genehmigungen.

Diese Information stellt kein öffentliches Angebot zum Erwerb von Beteiligungspapieren der BÖHLER-UDDEHOLM AG dar. Ein öffentliches Angebot erfolgt erst und allein durch die Veröffentlichung des Übernahmeangebots. Seine Annahme kann allein gemäß den Bedingungen des am 26. April 2007 zur Veröffentlichung gelangenden Übernahmeangebots erfolgen. Dieses ist in der alleine bindenden deutschen Fassung sowie in einer nicht verbindlichen englischen Übersetzung ab 26. April 2007 unter anderem auf der Website der voestalpine AG unter www.voestalpine.com abrufbar.

Weitere Details zur Veröffentlichung finden Sie auf unserer Homepage www.voestalpine.com bzw. steht Ihnen unsere Investor Relations-Abteilung unter +43/50304/15-9949 für Fragen jederzeit zur Verfügung.

voestalpine publishes takeover offer for BÖHLER-UDDEHOLM AG on April 26, 2007

On April 16, 2007, voestalpine AG filed a voluntary public takeover bid to all shareholders of Böhler-Uddeholm AG with the Austrian Takeover Commission and made the foregoing public on the same day.

At voestalpine AG's request, the 1st Senate of the Takeover Commission, after a review of the takeover bid, has shortened the time period for publication of the takeover bid. voestalpine AG will therefore publish the takeover bid tomorrow, 26 April 2007. The acceptance period runs for 19 Austrian trading days or 20 full US business days. The acceptance period ends on 24 May 2007, 5:30 pm CEST.

The takeover bid can be accepted in any event in the Republic of Austria or in the United States of America.

As announced previously the offer price amounts to EUR 69.00 per share of Böhler-Uddeholm AG ex dividend 2006. The takeover bid is subject to the condition precedent of reaching a holding of more than 50% of BÖHLER-UDDEHOLM AG's voting stock and the obtaining of the relevant merger control approvals.

This communication does not constitute a public offer for the acquisition of shares in or other securities issued by BÖHLER-UDDEHOLM AG. A public offer is made only and solely through publication of the takeover bid. Its acceptance can occur only in accordance with the terms of the takeover bid which will be published on 26 April 2007. The latter is available among other in the exclusively binding German version and in a non-binding English translation on voestalpine AG's website www.voestalpine.com from 26 April 2007 onwards.

Further information is available on our website www.voestalpine.com or contact our Investor Relations Team +43/50304/15-9949.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine AG

A D H O C – MITTEILUNG 16.04.2007

voestalpine: Übernahme-Angebot für BÖHLER-UDDEHOLM AG bei der Übernahme-Kommission eingereicht

Wie bereits anlässlich der Pressekonferenz am 29. März 2007 angekündigt, hat die voestalpine AG heute ein freiwilliges, öffentliches Übernahmeangebot an die Aktionäre der BÖHLER-UDDEHOLM AG bei der Übernahmekommission angezeigt. Die Veröffentlichung des Übernahmeangebots erfolgt nach Prüfung durch die Übernahmekommission voraussichtlich am 3. Mai 2007. Erst mit der Veröffentlichung des Angebots beginnt die rund 4-wöchige Annahmefrist zu laufen.

Der Angebotspreis wird EUR 69,00 je Aktie der BÖHLER-UDDEHOLM AG ex Dividende 2006 betragen. Das Übernahmeangebot wird unter der Bedingung der Erlangung einer Beteiligung von mehr als 50 % der stimmberechtigten Aktien der BÖHLER-UDDEHOLM AG sowie der Erlangung der erforderlichen kartellrechtlichen Genehmigungen stehen.

Für Details steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter Tel. +43/50304/15-9949 zur Verfügung.

voestalpine: Takeover offer for BÖHLER-UDDEHOLM AG notified to the Takeover Commission

As has already been announced at the press conference of March 29, 2007, voestalpine AG today notified the Takeover Commission of a voluntary public takeover bid submitted to the shareholders of BÖHLER-UDDEHOLM AG. The publication of the takeover bid, after completion of the analysis of the Takeover Commission, is expected on May 3, 2007. Only upon publication of the takeover bid, the acceptance period of approximately four weeks begins to run.

The offer price will be EUR 69.00 per share of BÖHLER-UDDEHOLM AG ex dividend 2006. The takeover bid will be subject to the condition that an interest of more than 50% of the voting shares of BÖHLER-UDDEHOLM AG will be acquired and that the required antitrust approvals will be obtained.

For details please contact the Investor Relations department of voestalpine AG under +43/50304/15-9949.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine AG

A D H O C – MITTEILUNG

voestalpine Vorstand: Finanzierung der Böhler-Uddeholm Akquisition ohne Kapitalerhöhung

Der Vorstand der voestalpine AG hat heute den Beschluss gefasst, die beabsichtigte Übernahme der Böhler Uddeholm AG ohne Kapitalerhöhung zu finanzieren. Nach sorgfältiger Beurteilung der erfreulichen mittelfristigen Geschäftsaussichten sowie der Verschuldungsfähigkeit des voestalpine Konzerns ist der Vorstand überzeugt, die Finanzierung auch einer Übernahme sämtlicher Aktien der Böhler-Uddeholm AG allein über eine vorübergehend höhere Verschuldung darstellen zu können. Diese Einschätzung stützt sich auch auf Gespräche mit einer Reihe von Banken, mit denen der entsprechende Finanzierungsbedarf bzw. in Frage kommende Finanzierungsinstrumente abgeklärt wurden. Der Vorstand ist davon überzeugt, dass auch nach einer Übernahme der Böhler Uddeholm AG ohne Kapitalerhöhung Verschuldungskennzahlen gewährleistet werden können, die implizit einem Investment-grade Rating entsprechen.

Für Details steht Ihnen die Investor Relations-Abteilung der voestalpine AG unter Tel. +43/50304/15-9949 zur Verfügung.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine board: no rights issue for Böhler-Uddeholm take-over

The management board of voestalpine AG has decided to finance the planned take-over of Böhler-Uddeholm AG without rights issue. After a thorough assessment of the promising mid-term business prospects and taking into consideration voestalpine's ability to leverage, the management-board is convinced that even a take-over of all outstanding shares of Böhler-Uddeholm AG can be effected solely on the basis of a temporary higher debt-level. This assessment is among others based on discussions with several banks with whom the financing requirements have been explored and the means of financing available to the company have been confirmed. The management-board is convinced that even after a take-over of Böhler-Uddeholm AG without rights issue such debt-ratios can be secured which implicitly correspond to an investment-grade-rating.

For details please contact the Investor Relations department of voestalpine AG under +43/50304/15-9949.

voestalpine

EINEN SCHRITT VORAUS.

ADHOC-MITTEILUNG

voestalpine gibt beurkundeten Erwerb von 20,95 % der Böhler-Uddeholm AG bekannt

Gestern, am 10.04.2007, wurden gemäß dem in der Grundsatzvereinbarung mit den Gesellschaftern der BU Industrieholding GmbH am 29.03.2007 vereinbarten Zeitplan und zu den dort festgelegten Bedingungen die Abtretungsverträge beurkundet, durch die voestalpine AG 10.686.340 Stückaktien der Böhler-Uddeholm AG, das sind 20,95 % der stimmberechtigten Aktien, zu einem Preis von Euro 69 je Aktie erwirbt. Die Dividende für das Geschäftsjahr 2006 steht noch den Verkäufern zu. Dieser Erwerb steht nur noch unter dem Vorbehalt kartellrechtlicher Genehmigungen.

Für weitere Details steht Ihnen unsere Investor Relations-Abteilung unter +43/50304/15-9949 für Fragen jederzeit zur Verfügung.

voestalpine announces signing of Share Purchase of 20.95 % of Böhler-Uddeholm AG

Yesterday, April 10, 2007, Share Purchase Agreements were signed with the shareholders of BU Industrieholding GmbH, based on the time schedule and the conditions of the Agreement – in-principle between voestalpine AG and BU Industrieholding GmbH of March 29, 2007. The Share Purchase Agreements cover the purchase by voestalpine AG of 10,686,340 shares in Böhler-Uddeholm AG, corresponding to 20.95 % of Böhler-Uddeholm's voting stock, at a price of EUR 69 per share. The dividend for the business year 2006 is for the account of the Sellers. The Share Purchase Agreements are subject to merger related approvals only.

For further information please contact our Investor Relations Team +43/50304/15-9949.

voestalpine

EINEN SCHRITT VORAUS.

A D H O C - M ITTEILU N G

Gemäß § 5 Abs 3 ÜbG sowie in Hinblick auf § 48d BörseG gibt die voestalpine AG bekannt:

Die voestalpine AG hat mit den Gesellschaftern der BU Industrieholding GmbH eine Grundsatzeinigung über den Erwerb dieser Gesellschaft und damit indirekt von knapp 21 % der Aktien der BÖHLER-UDDEHOLM AG erzielt.

Der Vorstand der voestalpine AG hat heute beschlossen, den Aktionären der BÖHLER-UDDEHOLM AG ein freiwilliges öffentliches Übernahmeangebot zu einem Angebotspreis von EUR 69 je Aktie zu stellen. Das Übernahmeangebot wird unter der Bedingung der Erlangung einer Beteilung von mehr als 50 % der stimmberechtigten Aktien der BÖHLER-UDDEHOLM AG stehen. Der Erwerb der BU Industrieholding GmbH und das freiwillige öffentliche Übernahmeangebot werden ferner unter der aufschiebenden Bedingung der Erlangung erforderlicher zusammenschlussrechtlicher Genehmigungen stehen.

Der Aufsichtsrat der voestalpine AG hat in seiner heutigen Sitzung sowohl den Erwerb der BU Industrieholding GmbH als auch die Stellung des freiwilligen öffentlichen Übernahmeangebots betreffend Aktien der BÖHLERUDDEHOLM AG genehmigt.

Der Vorstand der BÖHLER-UDDEHOLM AG hat der voestalpine AG gegenüber erklärt, dass er den Entschluss der voestalpine begrüßt, den Aktionären der BÖHLER-UDDEHOLM AG ein freiwilliges öffentliches Übernahmeangebot zu stellen.

"Diese Unterlage stellt kein öffentliches Angebot zum Erwerb von Beteiligungspapieren der BÖHLER-UDDEHOLM AG dar. Ein mögliches öffentliches Angebot erfolgt erst durch Veröffentlichung einer Angebotsunterlage nach Erfüllung der dafür nach dem Übernahmegesetz erforderlichen Voraussetzungen."

Weitere Details zur Veröffentlichung finden Sie auf unserer Homepage www.voestalpine.com bzw. steht Ihnen unsere Investor Relations-Abteilung unter +43 732 6585-9949 für Fragen jederzeit zur Verfügung.

According to § 5 (3) Austrian Takeover Code and with regard to § 48d BörseG voestalpine AG announces:

voestalpine AG has come to an agreement in principle with the shareholders of BU Industrieholding GmbH to acquire the company and thereby indirectly almost 21% of the shares of BÖHLER-UDDEHOLM AG.

The Management Board of voestalpine AG has today decided to launch a voluntary public takeover offer to the shareholders of BÖHLER-UDDEHOLM AG at EUR 69 per share. The public takeover offer will be subject to the condition that voestalpine AG reaches an ownership interest of more than 50% of BÖHLER-UDDEHOLM's voting stock. The acquisition of BU Industrieholding GmbH and the voluntary public takeover offer will also be subject to receiving all necessary merger control approvals.

The Supervisory Board of voestalpine AG has today approved the acquisition of BU Industrieholding GmbH and the voluntary public takeover offer for all other outstanding shares of BÖHLER-UDDEHOLM AG.

The Management Board of BÖHLER-UDDEHOLM AG has informed voestalpine AG that it welcomes the decision of voestalpine to launch a voluntary public takeover offer to the shareholders of BÖHLER-UDDEHOLM AG.

"This communication does not constitute a public offer for the acqusition of shares in BÖHLER-UDDEHOLM AG. A possible public takeover offer may be made through publication of appropriate offer documents after fullfillment of all requirments under applicable Takeover Law."

Further information is available on our website www.voestalpine.com or contact our Investor Relations Team +43 732 6585-9949.

voestalpine

EINEN SCHRITT VORAUS.

voestalpine AG, Linz

Public notice of 27th of February 2007

voestalpine AG hereby gives notice pursuant to § 93 of the Austrian Stock Exchange Act that Goldman Sachs Group , Inc., New York, has gone below the threshold of 5% of the voting rights in the company.

voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/732/65 85-0
F. +43/732/69 80-DW
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria
FN 66209t beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919007

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Veröffentlichung gemäß § 93 Börsegesetz

Wir ersuchen um Veröffentlichung nachstehender Bekanntmachung am 1. März 2007:

„voestalpine AG, Linz
B e k a n n t m a c h u n g

Die voestalpine AG teilt hiermit gemäß § 93 Börsegesetz mit, dass der Anteil der Goldman Sachs Group, Inc., New York, weniger als 5 % der Stimmrechte beträgt."

Mit freundlichen Grüßen

voestalpine AG

Dr. Hubert Possegger

voestalpine
EINEN SCHRITT VORAUS

Von: Investor Relations
Gesendet: Dienstag, 27. Februar 2007 10:39
An: Fleischer Peter voestalpine AG
Betreff: WG: Section 91 Exchange Act: Disclosure of Major Shareholdings in Voestalpine AG (20 February 2007)

Melanie Raab
Investor Relations

voestalpine AG
voestalpine-Straße 1, Austria
4020 Linz, Österreich
T. +43/732/65 85-3152
F. +43/732/69 80-5581
melanie.raab@voestalpine.com
www.voestalpine.com

voestalpine - Einen Schritt voraus.

Von: Wall, Joanne [mailto:Joanne.Wall@gs.com]
Gesendet: Montag, 26. Februar 2007 13:49
An: Buchberger Christa voestalpine AG; Investor Relations; Kuerner Gerhard voestalpine AG
Cc: compliance-ops-ln-transdirective; Company Disclosures
Betreff: Section 91 Exchange Act: Disclosure of Major Shareholdings in Voestalpine AG (20 February 2007)

Attn: Company Secretary

Section 91 Exchange Act: Disclosure of Major Shareholdings in Voestalpine AG

We hereby notify you according to Section 91 of the Exchange Act that at the close of business on 20th February 2007, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, no longer has a Disclosable position in shares of Voestalpine AG.

A copy of this eMail will be sent to you by post, in a letter format. Please do not hesitate to contact us should you have any questions.

We will also notify the FMA and the Vienna Stock Exchange by fax and mail.

Regards,

Joanne Wall

Please eMail inquiries and responses to:

shareholderdisclosures@gs.com

Joanne Wall, Executive Director - Compliance Operations, EMEA
Tel: 44(20)7051-1704 | Mobile: 44(0)780 945 0383 | joanne.wall@gs.com
Goldman Sachs International - Petershill, 1 Carter Lane, London, EC4V 5ER

Media Information

27 February 2007

voestalpine Subsidiaries VAE and BWG Establish Joint Venture for Turnout Construction in China for Biggest Project Contract in their History

- **New greenfield production company with a total investment of more than EUR 21 million and approximately 300 employees.**
- **Production of high-speed turnouts for three Chinese railway companies with a contract value of EUR 120 million.**
- **Already the third significant engagement of the voestalpine Group in China.**

The listed voestalpine Group continues to expand its turnout technology sector in growing international railway markets. The VAE Group, the world's leading supplier of switches and turnout systems, has established a Joint Venture company in China based on the high-speed turnout technology of its German subsidiary BWG. Initially, the Joint Venture will gradually build up the local production of high-speed turnouts within a major contract awarded by several Chinese railway companies.

The Chinese partner CRSBG—China Railway Shanhaiguan Bridge Group Co., Ltd.—and the VAE Group (VAE GmbH and its German subsidiary BWG GmbH & Co KG) each have a 50% stake in the new turnout construction company CNTT Chinese New Turnout Technologies Co. Ltd., whereby VAE/BWG assumes the industrial leadership. Within this Joint Venture, a new tournout production facility will be built on the Chinese partner's site in Qinhuangdao, approximately 300 km east of Peking. Total investments in the new company will amount to EUR 21.5 million, half of which is accounted for by each of the two Joint Venture partners. The new company is intended to have approximately 300 employees, 210 of them working in production. Thus it represents one of the biggest direct investments of an Austrian company in China so far.

The background of the new Joint Venture, which was fixed contractually by the partner companies in China today, Tuesday, is a large-scale contract awarded to BWG, the subsidiary of VAE GmbH which specializes in the engineering and production of special high-speed turnouts.

Biggest Project Package Order in the History of the VAE Group to be Realized by 2009

The order from various Chinese railway companies covers 320 special high-speed turnouts for three Chinese railway companies, based on the globally leading high-speed turnout technology of BWG. With a value of EUR 120 million, it is the biggest project package order so far in the history of not only BWG but also the VAE Group.

All tracks on which these turnouts will be laid (263 of them on "non-ballasted track") are already under construction. The supply contract runs until 2009; assembly of the turnouts, which will still be supplied initially from German BWG production, will begin in the newly constructed factory already in late summer 2007; from the beginning of 2008 further production steps in the parts fabrication will be relocated to the Chinese Joint Venture factory. From 2009 on, the high-speed turnouts will finally be completely produced in China. Chinese and German engineers will subsequently work on developments destined exclusively for the Chinese railway market. BWG will contribute the required know-how, and BWG experts will support the Joint Venture technologically in the start-up phase with their experience already acquired in numerous projects in Germany, the Netherlands and Taiwan.

Since the early 1990s and the first deliveries of turnouts in 1994, the Division Railway Systems of voestalpine Group has been consistently striving to enter the Chinese railway market—a market with an enormous growth potential. With the signing of the Joint Venture contract and the turnout supply contracts, the employees of the VAE Group, and particularly of the German company BWG, have also laid the foundation for the utilization of the new factory in the next years. Furthermore, this success underlines the attractiveness of voestalpine's high-speed technology for the railway industry, as—in addition to the turnout sector—the rail segment has also been able to conclude a large supply contract for high-speed rails.

"With this step in China and following acquisitions in recent years in the USA, Brazil, and India, voestalpine Group is successfully continuing its growth strategy in the railway sector, while at the same time reinforcing its local presence on the Asian market in the business area of turnout technology," said Josef Muelner, member of voestalpine AG's management board and head of Division Railway Systems.

Expansion of the Group's Presence in China

Following the Joint Venture established by voestalpine Gießerei in May 2004 and a production facility of the Dutch subsidiary Flamco for pressure vessels, which is currently under construction, the turnout Joint Venture is already the third significant engagement of voestalpine Group in China.

Information on the Companies Involved:

China Railway Shanhaihguan Bridge Group Co., Ltd. (CRSBG) is a leading supplier in the fields of railway equipment (especially switches) and steel structures e.g. for bridges, buildings and power plants in Qinhuangdao, China.

Division Railway Systems of voestalpine AG is active in the business areas of rails/turnouts/railway logistics and services as well as wire and oilfield tubes. As market and technology leader in the railway track systems sector it produces the world's largest range of special rails and turnout systems plus an increasing volume of track-related monitoring equipment. The Division's subsidiaries and holding companies also hold a leading position in the business sectors of high-quality wire (wire rods and drawn wire) and seamless tubes. In the 2005/06 financial year the Division posted sales revenues of EUR 1.8 billion with nearly 7,000 employees worldwide.

As a system provider for turnouts and system-related monitoring, safety and drive units, the **VAE Group** is the global market leader in switches and turnouts technology. At present it has 34 production sites on all continents. In the past financial year the Group achieved revenues of EUR 532 million and employed over 3,600 people worldwide.

The VAE subsidiary **BWG** with three production sites in Germany specializes in the development and production of light-rail systems and high-speed turnouts. It recently achieved annual revenues of around EUR 115 million with more than 600 employees; the company is globally acknowledged and leading with its high-speed technology. This is proven by the successful realization of numerous German and also major international projects in Spain, Taiwan, the Netherlands, and in the future also in China.

voestalpine Group is a leading European processing Group with its own steel base and its headquarter in Austria. The four Divisions – Steel, Railway Systems, Automotive and Profilform – all occupy top positions in their respective markets. The Group has 25,000 employees worldwide and in the financial year 2005/06 it posted revenues of EUR 6.5 billion. The Group is globally active with production and sales companies in 40 countries, the export quota is 82%. voestalpine AG has been listed on the Vienna stock exchange since 1995.

For further information please contact:
voestalpine AG
Division Railway Systems
Josef Muelner
Kerpelystraße 199
8700 Leoben-Donawitz
T. +43//3842/201-4451
josef.muelner@voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

Medieninformation

27. Februar 2007

voestalpine-Tochtergesellschaften VAE und BWG gründen Weichenbau-Joint-Venture in China für größten Projektauftrag ihrer Firmengeschichte

- **Neu errichtete Produktionsgesellschaft auf der „grünen Wiese" mit Gesamtinvestition von mehr als 21 Mio. EUR und rund 300 Beschäftigten.**
- **Produktion von Hochgeschwindigkeitsweichen für drei chinesische Eisenbahngesellschaften im Auftragswert von 120 Mio. EUR.**
- **Bereits drittes wesentliches Engagement der voestalpine-Gruppe in China.**

Der börsenotierte voestalpine-Konzern setzt die Expansion seines Weichentechnologie-Bereiches auf internationalen Bahn-Wachstumsmärkten weiter fort. Die VAE-Gruppe, der weltweit führende Anbieter von Weichen und Weichensystemen, hat in China basierend auf der Hochgeschwindigkeits-Weichentechnologie ihrer deutschen Tochtergesellschaft BWG, ein Joint-Venture-Unternehmen gegründet, in dem schrittweise der Aufbau einer lokalen Produktion von Hochgeschwindigkeitsweichen im Rahmen eines Großauftrages mehrerer chinesischer Bahngesellschaften erfolgen wird.

An dem neuen Weichenbauunternehmen CNTT Chinese New Turnout Technologies Co., Ltd. sind der chinesische Partner CRSBG – China Railway Shanhaiguan Bridge Group Co., Ltd. und die VAE-Gruppe (VAE GmbH und die deutsche Tochtergesellschaft BWG GmbH & Co KG) zu je 50 % beteiligt, wobei VAE/BWG die industrielle Führerschaft innehaben wird. Im Rahmen dieses Joint-Ventures wird auf dem Gelände des chinesischen Partners in Qinhuangdao, etwa 300 km östlich von Peking, ein neues Werk zur Weichenfertigung errichtet. Die Gesamtinvestitionen in das neue Unternehmen werden 21,5 Mio. EUR betragen, wovon jeweils die Hälfte auf die beiden Joint-Venture-Partner entfällt. Die neue Gesellschaft soll rund 300 Mitarbeiter beschäftigen, davon 210 in der Produktion. Es handelt sich damit um eine der größten Direktinvestitionen eines österreichischen Unternehmens in China.

Hintergrund des neuen Joint-Ventures, das heute, Dienstag, in China zwischen den Partnerunternehmen vertraglich fixiert wurde, ist ein Großauftrag an die BWG, der auf die Entwicklung und Produktion von Hochgeschwindigkeitsweichen spezialisierten Tochtergesellschaft der VAE GmbH.

Größter Projektpaket- Auftrag in der Geschichte der VAE-Gruppe soll bis 2009 abgewickelt werden

Der Auftrag umfasst 320 spezielle – basierend auf der weltweit führenden Hochgeschwindigkeits-Weichentechnologie der BWG entwickelte – Hochgeschwindigkeitsweichen für drei verschiedene chinesische Eisenbahngesellschaften. Mit einem Wert von 120 Mio. EUR ist dies der größte Projektpaketauftrag in der Geschichte der BWG, aber auch der VAE-Gruppe.

Sämtliche Strecken, auf denen diese Weichen (davon 263 auf „fester Fahrbahn") verlegt werden, befinden sich bereits in Bau. Der Lieferauftrag läuft bis 2009; schon im Spätsommer 2007 soll demnach mit der Montage der anfangs noch aus deutscher BWG-Produktion gelieferten Weichen im neu errichteten Werk begonnen werden. Mit Jahresbeginn 2008 werden dann weitere Produktionschritte in der Teilefertigung ins chinesische JV – Werk verlagert bis dann ab 2009 die Hochgeschwindigkeitsweichen komplett in China gefertigt werden können. Chinesische und deutsche Ingeniuere werden in weiterer Folge Entwicklungen ausschließlich für den Chinesischen Eisenbahnmarkt erarbeiten. Die BWG wird das dafür benötigte Know-how in das Joint-Venture einbringen, und deren Experten werden mit ihrer bereits in zahlreichen Projekten etwa in Deutschland, den Niederlanden und Taiwan erworbenen Erfahrung das Joint-Venture in der Anfangsphase technologisch unterstützen.

Seit Anfang der 90er Jahre und ersten Weichenlieferungen 1994 ist die Division Bahnsysteme aktiv bemüht, am chinesischen Eisenbahnmarkt – einem Markt mit enormem Wachstumspotenzial – Fuß zu fassen. Die Mitarbeiter der VAE Gruppe, allen voran der deutschen BWG, haben mit der Unterzeichnung des Joint-Venture-Vertrages sowie der Weichenlieferverträge auch den Grundstein für die Auslastung des neuen Werkes in den nächsten Jahren gelegt. Außerdem unterstreicht dieser Erfolg auch die Attraktivität der voestalpine-Hochgeschwindigkeitstechnologie, da über das Weichensegment hinausgehend auch der Bereich Schienentechnik einen umfangreichen Liefervertrag für Hochgeschwindigkeitsschienen abschließen konnte.

„Mit diesem Schritt in China setzt die voestalpine-Gruppe nach den Akquisitionen der vergangenen Jahre in den USA, Brasilien und Indien ihren Wachstumskurs im Eisenbahnbereich weiter erfolgreich um und stärkt ihre lokale Präsenz im Geschäftsbereich Weichentechnik am asiatischen Markt ", betonte Josef Mülner, Mitglied des Vorstandes der voestalpine AG und Leiter der Division Bahnsysteme.

Ausbau der Präsenz in China

Nach dem im Mai 2004 gegründeten Joint-Venture der voestalpine Gießerei und einer derzeit in Aufbau befindlichen Druckbehälterfertigung der niederländischen Konzerngesellschaft Flamco handelt es sich beim gegenständlichen Joint-Venture im Weichenbereich nun bereits um das dritte wesentliche Engagement der voestalpine-Gruppe in China.

Informationen zu den beteiligten Unternehmen:

China Railway Shanhaihguan Bridge Group Co., Ltd. ***(CRSBG)*** ist ein führender Anbieter in den Bereichen Eisenbahnausstattung (insbesondere Weichen) und Stahlbaukonstruktionen etwa für Brücken, Gebäude und Kraftwerke in Qinhuangdao, China.

Die **Division Bahnsysteme** der voestalpine AG ist in den Geschäftsbereichen Schiene/Weiche/Bahnlogistik und -services sowie Draht und Ölfeldrohre tätig. Sie stellt – als Markt- und Technologieführer im Bereich Bahnfahrweg – das weltweit breiteste Sortiment hochwertiger Schienen und Weichensysteme sowie zunehmend auch fahrwegsrelevanter Überwachungseinrichtungen her. Auch in den Geschäftsbereichen Qualitätsdraht (Walzdraht und gezogener Draht) und Nahtlosrohre nehmen die Tochter- und Beteiligungsgesellschaften der Division eine technologisch führende Position ein. Im Geschäftsjahr 2005/06 wurde mit weltweit knapp 7.000 Mitarbeitern ein Umsatz von 1,8 Mrd. EUR erzielt.

Die **VAE-Gruppe** ist als Systemanbieter für Weichen und systeminhärente Überwachungs-, Sicherungs- und Antriebseinheiten Weltmarktführer in der Weichentechnologie. Sie verfügt derzeit über 34 Produktionsstätten auf allen Kontinenten. Im vergangenen Geschäftsjahr erzielte die Gruppe einen Umsatz von 532 Mio. EUR und beschäftigte weltweit über 3.600 Mitarbeiter.

Die VAE - Tochtergesellschaft **BWG** mit drei Produktionsstandorten in Deutschland ist auf die Entwicklung und die Produktion von Nahverkehrs- und Hochgeschwindigkeitsweichen spezialisiert. Sie erzielte zuletzt mit mehr als 600 Mitarbeitern einen Jahresumsatz von rund 115 Mio. EUR und ist mit ihrer Hochgeschwindigkeitstechnologie weltweit anerkannt und führend. Dies wird durch die erfolgreiche Abwicklung zahlreicher deutscher aber auch internationaler Großprojekte – Spanien, Taiwan, Niederlande und zukünftig nun auch China – verdeutlicht.

Die **voestalpine-Gruppe** ist ein führender europäischer Verarbeitungskonzern mit eigener Stahlbasis und Sitz in Österreich. Die vier Divisionen – Stahl, Bahnsysteme, Automotive und Profilform – besetzen in ihren Märkten jeweils Top-Positionen. Der Konzern beschäftigt weltweit rund 25.000 Mitarbeiter und erzielte im Geschäftsjahr 2005/06 einen Umsatz von 6,5 Mrd. EUR. Der Konzern ist weltweit mit Produktions- und Vertriebsgesellschaften in 40 Ländern vertreten, die Exportquote beträgt 82 %. Seit 1995 notiert die voestalpine AG an der Wiener Börse.

Rückfragehinweis
voestalpine AG
Division Bahnsysteme
Dipl.-Ing. Josef Mülner
Kerpelystraße 199
8700 Leoben-Donawitz
T. +43//3842/201-4451
josef.muelner@voestalpine.com
www.voestalpine.com

voestalpine
EINEN SCHRITT VORAUS.

RECEIVED
2007 JUN 19 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

voestalpine AG, Linz

Invitation

to the

15th Annual General Meeting

of the company,

taking place on Wednesday, July 4, 2007 at 10:00 a.m. in the Design Center Linz, 4020 Linz, Europaplatz 1.

Agenda:

1) Presentation of the approved annual financial statement of voestalpine AG, the management report combined with the group management report, the group's consolidated financial statement as well as the report of the Supervisory Board to the Annual General Meeting on the business year 2006/2007.

2) Resolution on the allocation of the balance sheet profit of the business year 2006/2007.

3) Resolution on the discharge of the members of the Management Board for the business year 2006/2007.

4) Resolution on the discharge of the members of the Supervisory Board for the business year 2006/2007.

5) Resolution on the election of the auditor of the annual financial statement and the group's consolidated financial statement for the business year 2007/2008.

6) Election of one member of the Supervisory Board.

7) Resolution on

a) the authorization of the Management Board until 30/06/2010 to increase the company's capital stock by up to EUR 57,556,884.66, in several tranches, if required, by issuing up to 31,680,000 individual bearer shares with no par value against cash or contribution in kind, in the latter case especially by contributing stakes, enterprises, firms and parts of firms, including the partial or whole exclusion of the subscription right of the shareholders. The respective exercise, the rate of issuance and the terms of issuance are to be determined in accordance with the Supervisory Board. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association which result from the issuance of shares of the authorized capital stock;

b) the authorization of the Management Board until 30/06/2010 to increase the company's capital stock additionally by up to EUR 28,778,442.33, in several tranches, if required, by issuing up to 15,840,000 individual bearer shares with no par value for issuance to employees, executive officers and board members of the Management Board of the Company within the scope of an employee participation program or share option program, excluding the subscription right of the shareholders. The respective exercise, the rate of issuance and the terms of issuance are to be determined in accordance with the Supervisory Board. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association resulting from the issuance of shares of the authorized capital stock;

c) the respective modification of the Articles of Association in section 4 (capital stock and shares) paragraph 2.

8) a) Resolution on the authorization to purchase own shares in accordance with Sec. 65 para. 1 no. 4 of the Austrian Stock Corporation Act for the purpose of issuance to employees, executive officers and members of the Management Board of the company or of its subsidiaries as well as on the authorization to purchase own shares in accordance with Sec. 65 para. 1 no. 8 of the Austrian Stock Corporation Act each to the maximum extent of a total of 10% of the nominal capital by taking into account the limits according to Sec. 65 para. 2 first sentence of the Austrian Stock Corporation Act at a lowest price of a maximum of 20% below and at a highest price of a maximum of 10% above the average of the closing rates of the last 3 trading days prior to the purchase of own shares with a maximum period of validity of 18 months for the acquisition.

b) The Management Board is authorized until 30/6/2012 to determine a method of selling own shares in a manner other than via the stock exchange or a public offer, excluding shareholders´ subscription rights.

c) Furthermore, the Management Board is authorized to decrease the share capital of the Company according to Sec. 65 para. 1 no. 8 last sentence in connection with Section 192 of the Austrian Stock Corporation Act by up to EUR 28,778,442,33 by the redemption of up to 15,840,000 individual bearer shares with no par value without any further resolution by the Annual General Meeting. The Supervisory Board is authorized to resolve upon the amendments of the Articles of Association required upon the withdrawal of shares.

The report of the Management Board in accordance with Sec.170 para 2 in connection with Sec. 153 para. 4 of the Austrian Stock Corporation Act in reference to Point 7 of the agenda regarding the justification of the exclusion of shareholders´ subscription rights in connection with the authorized capital as well as the report of the Management Board in accordance with Sec. 65 para. 1b in connection with Sec. 170 para. 2 and Sec. 153 para. 4 of the Austrian Stock Corporation Act in reference to Point 8 of the agenda regarding the justification of the exclusion of shareholders´ subscription rights in connection with the sale of own shares are available on the website of voestalpine AG (www.voestalpine.com) as well as for perusal at the company's premises. Upon request, each shareholder shall receive a copy free of charge.

The group's consolidated financial statement, the management report and the report of the Supervisory Board including the proposal for the allocation of the balance sheet profit as well as the annual report are also available on the website of voestalpine AG (www.voestalpine.com) as well as for perusal at the company's premises. Furthermore the annual financial statement of the company is available for perusal at the company's premises. Upon request, each shareholder shall receive copies of these documents free of charge.

Shareholders are only entitled to participate in the Annual General Meeting, who have deposited their shares with the company, not later than June 28, 2007, with an Austrian public notary, or with the main branch of a bank in Austria until the end of the Annual General Meeting or whose shares are being held for them by other banks with approval from a depository agent and are blocked until the end of the Annual General Meeting.

The shareholders are requested to carry out the depository procedure with the depository agents through their custodian banks.
A certificate issued by the depository agent regarding the deposit of the shares must be submitted to the company in the original or as a certified copy not later than one day after the end of the deposit deadline.

In order to enable a smooth admission procedure, shareholders are kindly requested to be at the premises of the Annual General Meeting in due time. Admission in order to receive voting cards begins at 9:00 a.m.

Linz, June 2007

The Management Board

voestalpine AG

voestalpine-Straße 1
4020 Linz, Austria
T. +43/50304/15-8735
F. +43/50304/55-5581
www.voestalpine.com

Rechtsform: Aktiengesellschaft
Sitz: Linz/Austria
FN 66209 t beim Landes- als Handelsgericht Linz
DVR 0752533
UID Nr. ATU 36919607

Linz, Mai 2007

Sehr geehrte Frau Aktionärin,
sehr geehrter Herr Aktionär,

wir freuen uns, Sie zu unserer diesjährigen

Hauptversammlung
am 4. Juli 2007, 10:00 Uhr

im

Design Center Linz
Europaplatz, 4020 Linz

einladen zu dürfen.

Wenn Sie Ihr Stimmrecht ausüben wollen, bitten wir Sie, den **Hinterlegungsvorgang bei Ihrer Depotbank bis zum 28. Juni 2007** durchzuführen. Nur gegen Vorlage der Hinterlegungsbestätigung sind Aktionäre zur Teilnahme an der Hauptversammlung berechtigt und erhalten eine Stimmkarte. Wir bitten zu berücksichtigen, dass Personen ohne Hinterlegungsbestätigung bzw. ohne Stimmrecht nur mit Anmeldung per beiliegender Antwortkarte an der Hauptversammlung teilnehmen können.

Aktionären aus dem Raum Wien, Graz und Leoben bieten wir ein Shuttlebus-Service zur Hauptversammlung an. Anmeldungen sind mittels beiliegender Antwortkarte bis spätestens 25. Juni 2007 möglich.

Sollten Sie keine Gelegenheit haben, an der Hauptversammlung in Linz teilzunehmen, laden wir Sie zu unserer **Aktionärsveranstaltung in Wien** ein. Diese findet am **4. Juli 2007 um 17:00 Uhr im Austria Center Vienna** (Ebene 02, Saal C, Bruno-Kreisky-Platz 1, 1220 Wien) statt. Sollten Sie daran teilnehmen wollen, geben Sie uns dies bitte mittels Antwortkarte bekannt.

Wir freuen uns darauf, Sie bei einer unserer Veranstaltungen persönlich begrüßen zu dürfen, und verbleiben bis dahin

mit freundlichen Grüßen
voestalpine AG

G. Kürner — P. Fleischer

END

Anlage

voestalpine
EINEN SCHRITT VORAUS.